

TOGETHER
THE BEST FOR LIFE

ANNUAL REPORT 2009

DELHAIZE **GROUP**

DELHAIZE GROUP AT A GLANCE

Profile

Delhaize Group is a Belgian international food retailer with activities in six countries on three continents. Delhaize Group is listed on Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).

At the end of 2009, Delhaize Group's sales network consisted of 2 732 stores. In 2009, Delhaize Group posted EUR 19.9 billion in revenues and Group share in net profit of EUR 514 million. Delhaize Group employs approximately 138 000 associates.

Delhaize Group has leading positions in food retailing in key markets. Our operating companies have acquired these leading positions through a distinct go-to-market strategy. The Group is committed to offering its customers a locally differentiated shopping experience, to delivering superior value and to maintaining high social, environmental and ethical standards. Our Group's strength is supported by the close cooperation of its operating companies at the regional and global levels.

2 732 stores

EUR **514** million
Group share in net profit in 2009

138 000 associates worldwide

19.9 billion
revenues in 2009



For more info, see also
www.delhaizegroup.com

KEY PERFORMANCE INDICAT

	(USD in millions except per share amounts)[4]	(EUR in millions except per share amounts)			Change vs Prior Year	
	2009	**2009**	2008	2007	**2009**	2008
Results						
Revenues	**27 809**	**19 938**	19 024	18 943	**4.8%**	0.4%
Operating profit	**1 314**	**942**	904	937	**4.2%**	-3.5%
Net profit from continuing operations	**714**	**512**	485	401	**5.5%**	21.2%
Net profit (Group share)	**717**	**514**	467	410	**10.1%**	13.9%
Free cash flow [1]	**722**	**518**	150	326	**245.2%**	-54.1%
Financial position						
Total assets	**13 597**	**9 748**	9 700	8 822	**0.5%**	9.9%
Total equity	**6 150**	**4 409**	4 195	3 676	**5.1%**	14.1%
Net debt [1]	**2 877**	**2 063**	2 402	2 244	**-14.1%**	7.1%
Enterprise value [1][3]	**10 422**	**7 472**	6 849	8 281	**9.1%**	-17.3%
Per share information (in EUR)						
Group share in net profit (basic) [2]	**7.19**	**5.16**	4.70	4.20	**9.6%**	11.9%
Group share in net profit (diluted) [2]	**7.09**	**5.08**	4.59	4.04	**10.8%**	13.6%
Free cash flow [1][2]	**7.24**	**5.19**	1.51	3.35	**243.7%**	-54.9%
Net dividend	**1.67**	**1.20**	1.11	1.08	**5.4%**	2.8%
Shareholders' equity [3]	**60.73**	**43.54**	41.19	36.17	**5.7%**	13.9%
Share price (year-end)	**74.79**	**53.62**	44.20	60.20	**21.3%**	-26.6%
Ratios (%)						
Operating margin		**4.7%**	4.8%	4.9%	**-3bps**	-19bps
Net margin		**2.6%**	2.5%	2.2%	**12bps**	29bps
Net debt to equity [1]		**46.8%**	57.3%	61.0%	**-105ppt**	-3.8ppt
Currency information						
Average EUR per USD rate		**0.7169**	0.6799	0.7297	**5.4%**	-6.8%
EUR per USD rate at year-end		**0.6942**	0.7185	0.6793	**-3.4%**	5.8%
Other information						
Number of sales outlets		**2 732**	2 673	2 545	**2.2%**	5.0%
Capital expenditures		**520**	714	729	**-27.1%**	-2.1%
Number of associates (thousands)		**138**	141	138	**-2.0%**	2.3%
Full-time equivalents (thousands)		**104**	106	104	**-2.3%**	2.4%
Weighted average number of shares (thousands)		**99 803**	99 385	97 666	**0.4%**	1.8%

[1] These are non-GAAP financial measures.
[2] Calculated using the weighted average number of shares over the year.
[3] Calculated using the total number of shares at the end of the year.
[4] Calculated using an exchange rate of 1 EUR = 1.3948 USD.

Revenues



United States - **68.3%**

Belgium - **23.1%**

Greece - **7.4%**

Rest of the World - **1.2%**

EUR 19.9 billion

Operating Profit[1]



United States - **75.0%**

Belgium - **19.0%**

Greece - **6.1%**

(Rest of the World: -0.1%)

EUR 942 million

Number of Associates



United States - **75.8%**

Belgium - **12.4%**

Greece - **6.9%**

Rest of the World - **4.9%**

138 000 associates

[1] Represents contribution to Delhaize Group operating profit. Presentation does not include negative operating profit contribution of Corporate.

ORS


For more info, see also
www.delhaizegroup.com

Revenues (in billions of EUR)



19.2	18.9	19.0	**19.9**
2006	2007	2008	2009

+2.6%

Revenues
Revenues amounted to EUR 19.9 billion, an increase of 6.2% at actual exchange rates and 2.6% at identical exchange rates, both excluding the 53rd week in 2008. All of our operating companies have shown resilience in a very challenging economic environment.

Operating Profit (in millions of EUR)



947	937	904	**942**
2006	2007	2008	2009

+3.4%

Operating Profit
Operating profit increased by 3.4% at identical exchange rates, excluding the effect of the 53rd week in 2008. At actual exchange rates, operating profit increased by 7.8%, excluding the 53rd week in 2008, and amounted to EUR 942 million as a result of revenue growth, a continued strong gross margin and cost savings initiatives.

Group Share in Net Profit (in millions of EUR)



352	410	467	**514**
2006	2007	2008	2009

+10.2%

Group Share in Net Profit
Group share in net profit was EUR 514 million, an increase of 14.6% at actual exchange rates and 10.2% at identical exchange rates, both excluding the 53rd week in 2008. Per share, Group share in basic net profit was EUR 5.16 and diluted net profit was EUR 5.08.

CONTENT

DELHAIZE GROUP AT A GLANCE **00**

KEY PERFORMANCE INDICATORS ›› flap
LETTER FROM THE CHAIRMAN AND THE CEO ›› 02
OVERVIEW OF OPERATING COMPANIES ›› 04
OUR NEW GAME PLAN ›› 06
OUR VISION AND VALUES ›› 08

OUR STRATEGY **10**

GENERATE PROFITABLE REVENUE GROWTH ›› 12
PURSUE BEST-IN-CLASS EXECUTION ›› 20
OPERATE AS A RESPONSIBLE CORPORATE CITIZEN ›› 30

OUR ACTIVITIES IN 2009 **34**

FINANCIAL REVIEW[1] ›› 36
BUSINESS REVIEW[1] ›› 40
> UNITED STATES ›› 40
> BELGIUM ›› 44
> GREECE ›› 46
> REST OF THE WORLD ›› 48

CORPORATE GOVERNANCE STATEMENT[1] **52**

RISK FACTORS[1] **68**

FINANCIAL STATEMENTS **73**

CONSOLIDATED BALANCE SHEET[1] ›› 74
CONSOLIDATED INCOME STATEMENT[1] ›› 76
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1] ›› 77
CONSOLIDATED STATMENT OF CHANGES IN EQUITY ›› 78
CONSOLIDATED STATEMENT OF CASH FLOWS ›› 80
NOTES TO THE FINANCIAL STATEMENTS[1] ›› 81
SUPPLEMENTARY INFORMATION ›› 143
HISTORICAL FINANCIAL OVERVIEW ›› 146
CERTIFICATION OF RESPONSIBLE PERSONS ›› 146
REPORT OF THE STATUTORY AUDITOR ›› 147
SUMMARY STATUTORY ACCOUNTS OF DELHAIZE GROUP SA ›› 148

SHAREHOLDER INFORMATION **152**

GLOSSARY **156**

[1] These chapters contain the information required by the Belgian Company Code to be included in the Management Report on the consolidated financial statements and constitute in the aggregate such Management Report.



Letter from the Chairman and the Chief Executive Officer

Our Group posted strong results in 2009. Revenues grew and our operating margin remained at an industry high level of 4.7% despite a challenging environment. Price investments, optimized assortments and strong commercial initiatives have again convinced millions of customers to select us as their store of choice. Now is the time to accelerate. On the basis of a strong building platform, our comprehensive "New Game Plan" will step up revenue growth, improve efficiencies and establish greater intra-group cooperation.

A RESILIENT PERFORMANCE LEADING …

› Generate Profitable Revenue Growth
› Pursue Best-in-Class Execution
› Operate as a Responsible Corporate Citizen

Our 2009 results demonstrate that our strategy to respond to short-term challenges while at the same time staying focused on the long term is a successful one. We generated revenue growth while at the same time protecting our operating margin in difficult times. Competitive activity stepped up as consumers continued to be under pressure as a result of rising unemployment, reduced purchasing power and the financial crisis. During 2009, inflation turned into deflation, putting additional stress on the top line. Our operating companies reacted appropriately and continued to anticipate trends and accomplish planned and targeted investments to drive growth.

Being able to offer value to consumers was even more important in 2009 than in years past. Our operating companies launched additional price investments and strong marketing campaigns,

resulting in improved price positions. Delhaize Belgium continued to lower prices and as a result achieved the best position ever in price perception studies and made it to the second place in a price comparison study by the country's largest consumer organization. These achievements translated in strong market share gains for Delhaize Belgium. At all our banners, price investments went hand-in-hand with assortment optimization in which our structured private brand programs played a key role.

We also pursued our investments in concept differentiation. This strategic lever has underpinned our business and supported our continued improvement throughout our history. Food Lion progressed in its market renewal program with the relaunch of 53 supermarkets after remodeling or expansion work. After Bottom Dollar Food in the U.S., we developed a European version of the

DELHAIZE GROUP AT A GLANCE   OUR STRATEGY   OUR ACTIVITIES IN 2009   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> Financial Highlights > Profile **> Letter from the Chairman and the CEO** > Overview of Operating Companies > Our New Game Plan > Our Vision and Values

…TO A NEW GAME PLAN FOR YEARS TO COME

> Operating as One Group
> Accelerating Growth
> Excelling in Associate Development
> Pursuing Executional Excellence

low-cost supermarket format with the opening of two Red Market stores in Belgium and one in Romania. More will come in 2010.

In 2009, our store network grew by 59 stores to 2 732 stores at year-end. We also continued to seize opportunities in our markets and to strengthen our market positions through acquisitions. In Greece, we acquired a small chain of 11 supermarkets and a distribution center, whereas in Bucharest, Romania, we added four supermarkets to the network. Our efforts to obtain all the shares of Alfa Beta in Greece led to the acquisition of an additional 24.7% of the minority shares. The Balkans are an area that we have clearly marked for future accelerated growth. During the year, we acted decisively to respond to the short-term pressures of the global economy, taking steps to manage our costs tightly and use the savings to fund price investments and sales building initiatives. Through a sustainable combination of gross margin improvements with thorough cost management, our Group was able to maintain its operating margin at industry-high levels. The Group's operating profit increased by 4.2% at actual exchange rates.

Based on our solid 2009 performance, our clear strategy for the future and our confidence in the Company's strong banners, the Board of Directors will propose to the Ordinary General Meeting on May 27, 2010 to increase the dividend by 8.1% to EUR 1.6, EUR 1.2 net of 25% Belgian withholding tax.

Over its recent history, our Group has created a strong platform of leading brands and market shares, best-in-class industry profitability and a solid balance sheet. All of these together form a launching pad that can now enable us to accelerate our growth and to capitalize on these strengths. Our Group is ready to deal with the changed consumer environment and competitive and economic challenges. That is why we have rallied our operating companies around a "New Game Plan," a comprehensive approach to achieve superior revenue and operating profit growth.

Our "New Game Plan" is developed around four breakthrough themes, the first one being **operating as one Group** based on a common vision and a common set of values around which we mobilize our associates. The plan aims at **accelerating growth** through a greater emphasis on price competitiveness resulting in value leadership in all our markets. All our operating companies are planning new and more aggressive pricing strategies from the start of 2010 to further narrow the gap with each market's leading price competitor. We will further maximize sales within our existing stores and continue to respond to consumers' increasing interest for health and wellness and corporate responsibility.

Our revenue growth will be further accelerated by additional drivers including our low-cost supermarket formats, Bottom Dollar Food and Red Market and our newer markets of Greece, Romania and Indonesia. In these newer operations, our Group plans to triple the openings in these newer operations to 250 new stores over the next three years. Already in 2010, our Group plans to open 120 to 130 new stores and to remodel approximately 100 stores. Our operating companies will continue to focus on targeted acquisitions to reinforce our densities in existing and adjacent markets. Next year, our Group plans approximately EUR 800

million in capital expenditures, a significant step-up compared to EUR 520 million in 2009. These investments will continue to focus on store openings, renewals and innovation across all aspects of our operations.

Growth acceleration will be made possible by **excellence in associate development**. We will continue to leverage our Group's signature training and career development programs. We are convinced that our Group's strong culture will further strengthen our 138 000 associates' best-in-class sense of engagement and commitment.

To fund this growth program, Delhaize Group will become even more nimble as an organization. We plan to increase efficiencies through **executional excellence**. The initiatives to accelerate growth will be funded by cost savings. We have a respectable track record when it comes to cost optimization, having achieved EUR 60 million in cost reductions in 2008 and EUR 100 million in 2009. Our plan is to reach EUR 300 million in additional annual gross SG&A savings by 2012, largely the result of efficiencies at regional or global levels. A case in point is the recently announced transformation of our independent U.S. companies into "Delhaize America," one integrated organization with shared services, but unique go-to-market strategies. For our Group this is without any doubt the most significant event at our U.S. operations since the buyout of the minority shareholders in the U.S. in 2001. On the other side of the Atlantic, Delhaize Belgium will continue its successful "Excel 2008-2010" plan to drive sales and increase efficiencies.

True to our heritage of being connected to the communities in which we operate, our Group is committed to give back to society. All our operating companies have programs that are a testimony to their local integration and **corporate responsibility**. In 2009, we published our second Corporate Responsibility report which again included an impressive list of achievements in this domain.

To conclude, we want to thank you, our shareholders, for your confidence and support. Although we cannot control the macro-economic environment, we are in control of our business. Our "New Game Plan" will position Delhaize Group to come out of these difficult economic times not only as the highly profitable food retailer it is already today, but also as one of the fastest growing food retailers.



Count Jacobs de Hagen,
Chairman of the
Board of Directors

Pierre-Olivier Beckers,
President and
Chief Executive Officer

3

An **International Group** of Food

At the end of 2009, Delhaize Group operated companies in six countries on three continents: the United States, Europe and Asia. For reporting purposes, these companies are grouped into four segments: the United States, Belgium, Greece and the Rest of the World.

>> United States



Market

The U.S. is the largest market for Delhaize Group. At the end of 2009, Delhaize Group operated 1 607 stores under different banners in the U.S. With 2009 revenues of USD 19.0 billion (EUR 13.6 billion), Delhaize U.S. accounted for 68.3% of revenues of the Group. Delhaize U.S. is the third largest supermarket operator by sales on the east coast of the U.S.

Performance



68.3% of Group revenues

Number of Stores

2007	2008	2009
1 570	1 594	1 607

Revenues (in millions of USD)

2007	2008	2009
18 172	19 239	18 994

Brand positions

   

❯ 1 332 stores in 11 states in the Southeast and Mid-Atlantic
❯ Low-price/low-cost supermarket chain
❯ Conveniently sized format
❯ Ranked among America's top 10 healthiest supermarkets (2008)
❯ #1 in eight Southeastern and Mid-Atlantic markets



❯ 171 stores in five states in the Northeast
❯ Full-service supermarkets
❯ High-quality fresh departments
❯ Ranked among America's top 10 healthiest supermarkets (2008)
❯ #1 in two New England markets



❯ 104 supermarkets on the West coast of Florida
❯ Focused on fresh products and service
❯ #3 on the West coast of Florida

SEE MORE ON PAGE 40

>> Belgium



Market

Belgium is Delhaize Group's historical home market. At the end of 2009, Delhaize Group operated a multi-format network of 792 stores in Belgium and the Grand-Duchy of Luxembourg. These can be grouped in three categories: supermarkets, proximity stores and specialty stores. Delhaize Belgium also operates a home delivery service and started to offer on-line shopping. In 2009, Delhaize Belgium's revenues of EUR 4.6 billion accounted for 23.1% of the Group total.

Performance



23.1% of Group revenues

Number of Stores

2007	2008	2009
738	775	792

Revenues (in millions of EUR)

2007	2008	2009
4 346	4 407	4 616

Brand positions

  

❯ 144 company-operated and 220 affiliated supermarkets
❯ Large and distinct food assortment
❯ 2 low cost supermarkets
❯ High-quality fresh departments and service
❯ #1 in Belgium

 

❯ 292 proximity stores
❯ Focused on convenient fresh food and meal solutions
❯ Neighborhood locations



❯ 136 franchised or company-operated stores
❯ Specialist in pet food and accessories
❯ #1 in Belgium

SEE MORE ON PAGE 44

DELHAIZE GROUP AT A GLANCE   OUR STRATEGY   OUR ACTIVITIES IN 2009   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> Financial Highlights > Profile > Letter from the Chairman and the CEO **> Overview of Operating Companies** > Our New Game Plan > Our Vision and Values

Retailers with **Local Identity**



>>Greece

Market

Alfa Beta operates a network of 216 food stores under different banners, realizing EUR 1.4 billion in revenues (7.4% of the Group total). In 2009, Delhaize Group acquired an additional 24.7% of Alfa Beta's minority shares, resulting in an ownership of 89.93% of the shares.

Performance



7.4%
of Group revenues

Number of Stores

2007	2008	2009
159	201	216

Revenues (in millions of EUR)

2007	2008	2009
1 173	1 335	1 471

Brand positions



❯ 152 large-assortment supermarkets
❯ High-quality fresh products and service
❯ Broad geographical presence





❯ 52 company-operated and affiliated proximity stores
❯ Focused on convenient fresh food and meal solutions
❯ Neighborhood locations



❯ 10 cash & carry stores
❯ Food sales to commercial customers



❯ 2 Lion Food Stores
❯ Low-price supermarket focusing on convenience

SEE MORE ON PAGE 46



>> Rest of the World

Market

Delhaize Group's Rest of World segment includes operations in Romania and Indonesia (Delhaize Group holds a 51% investment in Super Indo). In its 117 stores in these countries, Delhaize Group generated revenues of EUR 233 million in 2009 (1.2% of the Group total).

Performance

● Romania
● Indonesia
● Rest of the World



1.2%
of Group revenues

Number of Stores

2007	2008	2009
22 / 56	40 / 63	51 / 66

Revenues (in millions of EUR)

2007	2008	2009
165	201	233

Brand positions




❯ 51 supermarkets and proximity stores in Romania
❯ 1 low-cost supermarket
❯ Neighborhood supermarkets in dense urban areas
❯ Focus on fresh offering
❯ #1 supermarket operator in Bucharest



❯ 66 supermarkets in Indonesia
❯ Efficiently run neighborhood stores
❯ Focus on fresh offering
❯ #2 supermarket chain in Jakarta

SEE MORE ON PAGE 48

Our "New Game Plan"

Delhaize Group has a strong and proven building platform of leading brands and market shares, best-in-class industry profitability and a solid balance sheet. Now is the right time to capitalize on our strengths and further accelerate. The goal of our "New Game Plan" is to deliver value leadership in all our markets, leading to superior revenue and profit growth, and to make Delhaize Group a more effective acquisition platform through additional synergies, shared knowledge and shared services.

» Key Components of the "New Game Plan"

Operate as a Group	» Share and live **one common vision and a set of values** across Delhaize Group
Accelerate Growth	» Even greater emphasis on **price competitiveness** leading to value leadership
	» **Maximize share of wallet** within our 4 walls through innovation and new assortments
	» Be an industry leader in **health and wellness** for consumers and associates
	» Be a leader in **Corporate Responsibility** initiatives
	» Our **low-cost supermarket** formats and our newer markets (Greece, Romania and Indonesia) as additional drivers to accelerate organic store growth
Enabled by …	» Excellence in **associate development**
and Funded by …	» Executional excellence - from independent operating companies **to one Group** supporting strong banners through shared knowledge and services



» Number of store openings in our newer operations

250

85*

2007-2009   2010-2012

* Excluding acquisitions



EUR300million
annual gross SG&A savings by year-end 2012.

DELHAIZE GROUP AT A GLANCE | OUR STRATEGY | OUR ACTIVITIES IN 2009 | CORPORATE GOVERNANCE STATEMENT | RISK FACTORS | FINANCIAL STATEMENTS | SHAREHOLDER INFORMATION
> Financial Highlights > Profile > Letter from the Chairman and the CEO > Overview of Operating Companies > **Our New Game Plan** > Our Vision and Values

What Is Our "New Game Plan"?


VISION & VALUES
OBJECTIVES
Revenues
Operating Profit
Return on Investment
Shareholder Value
Corporate Citizenship
STRATEGIC PRIORITIES
Growth
Accelerate Profitable Revenue Growth
› Price competitiveness
› 4-wall differentiation
› Accelerated organic portfolio growth
› M&A
Efficiency
Accelerate Best-in-Class Execution
› Cash generation
› Convergence & standardization
› Leverage best practices
Corporate Responsibility
Product | People | Planet
› Food safety
› Health and wellness
› Associate development
› Energy conservation
› Responsible sourcing
ENABLERS
People I Financing I Systems & Processes I Organizational Structure

The "temple" chart above visualizes our coherent strategic plan to accelerate the transformation of our Group into a best-in-class retailer. We can only achieve this by operating as one Group, with a common vision and set of values (see next pages). Our strategic initiatives organized around specific themes related to growth, are enabled by the strength of our people and based on our strong balance sheet, strong systems and processes in the right organizational structure.



Our vision

Nutritious, healthy, safe and affordable.

Together, we deliver the best of Delhaize for life

Together, we aspire to enrich the lives of our customers, associates and the communities we serve in a sustainable way.

Together, we offer assortments, products and services that are nutritious, healthy and safe, everyday, at prices all customers can afford.

We are connected with our colleagues across the Group. We learn, we grow talent and we innovate. We support, we respect and we inspire each other.

DELHAIZE GROUP AT A GLANCE OUR STRATEGY   OUR ACTIVITIES IN 2009   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> Financial Highlights > Profile > Letter from the Chairman and the CEO > Overview of Operating Companies > Our New Game Plan > **Our Vision and Values**

Our **values**

Our "New Game Plan" rallies our operating companies around common values based on a common vision. These values are the foundation of our behavior and a key to our success.



determination

We commit to perform, even if barriers stand in our way.
We deliver. We know we can count on each other to achieve our goals.



integrity

We are authentic. We are honest with ourselves and with others. We are fair and principled towards our colleagues, our suppliers, our customers, our communities and our planet. We stick to our word. We have nothing to hide.
We take fact-based decisions. We work together in an open, transparent way.



courage

Courage is required for the road less traveled.
The courageous rebound from tough times and temporary setbacks. We have demonstrated courage throughout our storied history. Courage resides in our hearts and fuels us to challenge, persevere and succeed.



humility

Clearly knowing who you are and what you are able to do allows you to pass on your experience and to accept help yourself whenever appropriate.
A humble person is inspired to teach and to learn from others. A humble person always looks for ways to serve others.



humor

Humor helps to put things in perspective and to distance oneself from both setbacks and success. Humor keeps us from taking ourselves too seriously. Humor makes work enjoyable while sparking creativity and innovation.



DELHAIZE GROUP AT A GLANCE   **OUR STRATEGY**   OUR ACTIVITIES IN 2009   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> Generate Profitable Revenue Growth > Pursue Best-in-Class Execution > Operate as a Responsible Corporate Citizen

OUR STRATEGY

A SUCCESFUL STRATEGY FOR CHALLENGING TIMES

Delhaize Group achieves its success through the combination of a local go-to-market strategy, regional leadership, the Group's knowledge and expertise and a firm commitment to stay focused on the long term while addressing short-term challenges. The sustainability of our business is based on a clear strategy of generating profitable revenue growth, pursuing best-in-class execution and operating as a responsible citizen.

» Generate Profitable Revenue Growth

CONCEPT DIFFERENTIATION
COMPETITIVE PRICING
NETWORK EXPANSION AND RENEWAL

SEE MORE ON PAGE 12

» Pursue Best-in-Class Execution

CUSTOMER TOOLS
COST MANAGEMENT
SUPPLY CHAIN TECHNOLOGY, LOGISTICS AND IT SYSTEMS
ASSOCIATE ENGAGEMENT
SYNERGIES AND PARTNERSHIPS

SEE MORE ON PAGE 20

» Operate as a Responsible Corporate Citizen

FROM CORPORATE RESPONSIBILITY IN OUR DNA…
… TO A COMMITMENT TO SPECIFIC TARGETS FOR THE FUTURE
ACHIEVEMENTS AND COMMITMENTS

SEE MORE ON PAGE 30

  



DELHAIZE GROUP AT A GLANCE OUR STRATEGY OUR ACTIVITIES IN 2009 CORPORATE GOVERNANCE STATEMENT RISK FACTORS FINANCIAL STATEMENTS SHAREHOLDER INFORMATION

> Generate Profitable Revenue Growth > Pursue Best-in-Class Execution > Operate as a Responsible Corporate Citizen

generate profitable revenue growth

Concept differentiation, competitive prices and leading local market positions are key elements of Delhaize Group's strategy to generate profitable revenue growth. Attractive assortments in convenient locations lead to superior customer experiences. In 2009, all our banners lowered prices to ensure customers could continue to enjoy fresh and healthy products at affordable prices. At the same time, we expanded and renewed our network.

>> CONCEPT DIFFERENTIATION
>> COMPETITIVE PRICING
>> NETWORK RENEWAL AND EXPANSION

15 private brands
throughout the Group.

x2 Bottom Dollar Food
will almost **double** the size of its **network** in 2010.





›› Concept Differentiation

Delhaize Group offers value-added products and exciting shopping experiences by catering to the consumer's appetite and expectations. Our customers rely on our stores to guide them to smart choices. Throughout our Group, we constantly innovate our assortments and store formats based on a thorough understanding of our markets and customers.



Delivering Value

Even though our assortments reflect local differences, each banner of the Group shares the same commitment to offer a wide range of food products: from basic ingredients to refined prepared meals and from gourmet products to an extensive range of private brands. A large produce variety and fresh assortment have always been important characteristics of our go-to-market strategy. Because we know "fresh," "local" and "organic" stand for the highest-quality food experience, our banners continue to utilize these differentiation levers. By offering attractive prices, we demonstrate that gourmet, fresh and healthy food and good deals go together to deliver a distinctive value proposition to our customers.

Health and Wellness

As healthy eating has evolved into a major lifestyle, our banners' objective is to help our customers make healthy and nutritional food choices.

Our *Guiding Stars* system, the first storewide nutrition navigation system in the U.S., rates food products, including packaged foods, fresh foods, produce and prepared meals. Developed by Hannaford in 2006, the star-rating program is now featured on shelf tags and in-store communication at Hannaford, Food Lion, Bloom and Sweetbay. Through licensing, Hannaford introduced *Guiding Stars* to universities in New Hampshire and Maine and to a public school system in Maine where it is used to star-rate prepared meals. In 2009, more fresh items and private brand foods were added to the system. The customer utilization rates and number of "starred" products continued to increase, reaching a total of 16 550 products at the end of 2009.

Delhaize Belgium and Alfa Beta started to apply *Guideline Daily Amounts* (GDAs) to their private brand products to help consumers understand the nutritional values of the foods they buy and to respond to their dietary needs. By the end of 2009, Delhaize Belgium applied these guidelines to around 1 000 of its private brand products and Alfa Beta to close to 200 products. The objective of both banners is to have GDA specifications on all private brand products by 2011.

Food Lion's commitment to support fruits and vegetables earned the banner the "*Retail Role Model*" award from the Produce for Better Health Foundation in 2009. Our other banners also continued to promote healthy eating: Delhaize Belgium and Mega Image with the "Food Pyramid" and Alfa Beta with "Mediterranean Diets."



DELHAIZE GROUP AT A GLANCE **OUR STRATEGY** OUR ACTIVITIES IN 2009 CORPORATE GOVERNANCE STATEMENT RISK FACTORS FINANCIAL STATEMENTS SHAREHOLDER INFORMATION

> **Generate Profitable Revenue Growth** > Pursue Best-in-Class Execution > Operate as a Responsible Corporate Citizen

16 550
starred products.



Cooking Convenience

More and more people want to prepare a quick and easy meal at home while still valuing fresh and healthy foods. To respond to this increasing trend, many of our operating companies are offering extended varieties of freshly prepared meals, new lines of fresh-cut vegetables and sets of sliced and ready-prepared ingredients. These help customers put nutritious meals on the table quickly.

Our assortment of chilled prepared meals, *On the Go Bistro*, introduced in 2008 at Food Lion, Bloom, Hannaford and Sweetbay, continue to be well accepted by our customers. At Food Lion and Bloom, the range was extended to 35 and 45 items, respectively, and revenues almost quadrupled. As a result of the extension of its prepared meals assortment, Alfa Beta sold 8.2 million prepared meals in 2009, compared to 7.5 million in the prior year. Mega Image increased the number of items in its assortment of prepared meals sold under its private brand by more than 70%, a significant change that increased sales by close to 60%. In line with other banners, Mega Image started to test a self-service olive bar, salad bars and healthy fast-food kiosks. Super Indo added more prepared meals and seafood items to its frozen category. As part of its store renewal program, the banner installed bakery departments and juice corners in its stores.

Responsible Assortment

Our customers have continued to appreciate the value offered by organic assortments, and sales of these products were again very strong in 2009. At Delhaize Belgium, the assortment now consists of more than 500 items, and sales increased by 6%. Last year, Alfa Beta expanded its *BIO* private brand range, mainly in the dairy department, while Mega Image significantly increased its *BIO* range, continuing to be one of the organic innovators on the Romanian market. In Indonesia as well, more and more customers showed interest in organic products and this led to Super Indo expanding its assortment of organic products by around 20 items.

Next to large assortments of organic products, customers increasingly appreciate products that support the local economy and family farms while at the same time reducing the environmental impact due to shorter transport distances. In early 2010, Hannaford became the first grocer in the U.S. to introduce the "*Keep Local Farms*" initiative at all of its 171 stores. The program is designed to assist fundraising for local dairy farmers and to ensure a local fresh supply of milk.

Diverse Tastes

Our operating companies strive to make their assortments reflect the tastes of the local communities in which they operate. Food Lion converted nearly 10% of its North Carolina store base to the needs of the Hispanic community, an increasingly important part of the U.S. population. Key elements of the conversion include a large Hispanic products assortment in addition to the current offering, local marketing and cultural awareness training for the associates.

Alfa Beta successfully extended its assortment of the "*Close to Greek Nature*" private brand. In 2009, Mega Image started the development of a new private brand for traditional Romanian products, called "*Gusturi Romanesti*" ("Romanian Tastes").





>> Competitive Pricing

In 2009, getting value for money became even more important for customers. This mindset is here to stay. Throughout our Group, our banners have addressed this trend by improving their price position and image while offering a high-quality assortment. Indeed, value leadership is key to driving profitable growth.

Improved Price Positioning

All our operating companies continued to implement price initiatives and find new ways to help our customers shop within their budget. Our banners offered as many cost-conscious options as possible while not compromising on our renowned product quality and service.

To respond to a consumer who is looking more than ever for good deals and promotions, Food Lion initiated a series of multi-coupon continuity programs and used more aggressive off-shelf merchandising. To help customers cook healthy meals with a budget of less than $10, Food Lion reinforced its *"meals for less"* program with weekly-changing recipe and ingredient displays. During the year, Hannaford invested in prices in certain categories and improved its competitive price position. The banner used television campaigns to support the *"Good prices, Great value"* company strategy. By the end of the year, Hannaford lowered prices on some 10 000 items and offered more aggressive specials. Sweetbay carried on its long-term price campaigns that started in the summer of 2007 and have led to an improved price perception for Sweetbay in the marketplace.

Delhaize Belgium continued its price repositioning program started in 2008. Throughout 2009, price investments were stepped up and were supported by strong communication campaigns, both in the media and the stores. Delhaize Belgium ran extremely successful marketing campaigns to capture the attention of households with young children.

The campaigns featured Disney-Pixar® trading cards or Nickelodeon marbles and received wide international media coverage. Three additional waves of price decreases were rolled out during the year, further solidifying Delhaize Belgium's value leadership in the market, without compromising on quality. Indeed, the banner claimed the number two spot in the annual price comparison study by the country's leading consumer organization.

During 2009, Alfa Beta reinforced its competitive position by lowering prices and increasing the number and scope of promotional activities. To celebrate its 70th anniversary, Alfa Beta organized a six-week promotional program called *"Low Price Autumn"* with more than 100 items posting price reductions of up to 35%. Mega Image introduced a new price policy narrowing the gap with its closest competitors. Super Indo also lowered prices in the Bandung area to improve its competitive position.

Private brands
generate more than

40%

of revenues
at Delhaize Belgium.



DELHAIZE GROUP AT A GLANCE   **OUR STRATEGY**   OUR ACTIVITIES IN 2009   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> **Generate Profitable Revenue Growth** > Pursue Best-in-Class Execution > Operate as a Responsible Corporate Citizen



Alfa Beta added almost 450 new private brand items to its program, the majority of which were in the health and beauty line, *CARE.*

Private Brands

Consumer acceptance and purchase of private brands are at an all-time high as these products are a meaningful alternative to higher priced national brands, combining quality with great value. Private brands drive customer loyalty while enhancing both brand and banner equity. Revenue growth also results from diversification through category-specific brands including our organic, and our health and beauty and non-food lines. All our operating companies carry a broad private brand program that together encompasses thousands of items marketed under 15 different brands.

In 2008, all our U.S. banners launched a three-tiered program presenting a premium, a core and a value line. In the U.S., sales of private brands continued to grow in 2009. The value line *Smart Options* proved to be particularly successful. Bottom Dollar Food and Sweetbay each added around 20% more items to their existing programs.

At Delhaize Belgium, where sales of private brands account for more than 40% of total revenues, the value line *365* is well liked. Alfa Beta added almost 450 new items to its program, the majority of which were in the health and beauty line, *CARE.* In Greece, private brands sales grew by 10% in 2009. At Mega Image, the assortment was expanded and revenues grew by 20%. Super Indo added more than 100 items to its private brand assortment, resulting in a sales increase of 40%.



In the U.S., sales of private brands continued to grow in 2009. The value line *Smart Options* proved to be particularly successful.





Senior Vice President – Delhaize America   David Vander Schueren

"Our private brand value lines *Smart Options* in the U.S and *365* in Europe offer a very strong value proposition based on quality as well as price. Delhaize Group intends to further increase the breadth and depth of its private brand assortments."

» Network Expansion and Renewal

Generating profitable revenue growth requires an up-to-date and attractive store network. That is why our banners invest substantially in store renewal and network expansion. Our strong market positions are a direct result of our customers' appreciation of the formats, convenience and proximity of our stores.

Store Modernization

Store renewals are an important part of our total capital expenditures. At Food Lion, our network is renewed on a market-by-market approach. The store renewals are done by taking into account Food Lion proprietary customer segmentation methodology that ensures the stores are remodeled to reflect local customer needs. Stores that have been re-opened following such a renewal, continued to see above-company-average results in comparable store sales. Food Lion renewed 5 stores in the Daytona Beach, Florida market and 35 in the Columbia, South Carolina market. Additionally, Food Lion's banners Bloom and Harveys remodeled 1 and 3 stores, respectively, whereas Hannaford remodeled 9 stores. In the U.S. in total, 53 stores were remodeled in 2009. In 2010, our U.S. banners plan to modernize approximately 50 stores, of which 30 are part of Food Lion's market renewal programs. In 2009, Delhaize Belgium remodeled 14 stores and plans another 20 store remodels in 2010. Alfa Beta remodeled 4 stores in 2009.

Store Openings and Acquisitions

In the past year, our Group added 59 stores to its worldwide network: 13 stores in the U.S., 17 in Belgium, 15 in Greece, 11 in Romania and 3 in Indonesia. At the end of 2009, our store network consisted of 2 732 stores.

Our Group continued to fill in its markets with targeted acquisitions. In Greece, we acquired 11 stores from Koryfi, a local retailer. The stores are located in the northeastern part of Greece where Alfa Beta had a limited presence. In Romania, the dense store network of Mega Image in the capital, Bucharest, was extended with the perfect fill-in acquisition of 4 stores formerly operated under the banner Prodas.

Trimming the Portfolio

Delhaize Group constantly monitors the performance of its store network. Underperforming stores are closed, and capital investment is redirected to more productive activities to ensure that the level of profitability of our network is maintained. During 2009, our U.S. operations closed 17 stores and relocated 7 others, primarily at Food Lion. The Group completed the sale of its 4 stores in Germany. As part of the recently communicated reorganization of our U.S. banners' support operations, our Group decided in 2009 to close 16 underperforming stores in 2010. This includes 15 underperforming Food Lion stores and 1 underperforming Bloom store.



DELHAIZE GROUP AT A GLANCE   **OUR STRATEGY**   OUR ACTIVITIES IN 2009   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> Generate Profitable Revenue Growth > Pursue Best-in-Class Execution > Operate as a Responsible Corporate Citizen



Innovative Low-Cost Formats

Over the past years our Group has invested significantly in the development of low-cost supermarkets on both sides of the Atlantic. In the U.S., Bottom Dollar Food manages to offer customers low prices on a limited but wide assortment of products, including fresh products, quality meats and a good mix of private and national brands. Our recent Bottom Dollar Food prototype store has yielded great customer response. The store offers a pleasant shopping experience, leaving customers feeling like "smart shoppers." In 2010, Bottom Dollar Food will expand into existing and new markets and nearly double the size of its network, which stood at 28 stores at the end of 2009.

In Europe, our Group developed a similar low-cost format, called Red Market. In 2009, two stores were opened in Belgium and another one in Romania. The store's design started from the desire to be able to sustainably operate at lower cost levels while offering a full-shop experience and convenience to the customer. The store's motto "There's more to life than shopping!" indicates customers can enjoy shopping while saving time. In Belgium, Red Market is 100% equipped with self-scanning systems and uses the checkout flow system based on the next-in-line systems used at airports. In 2010, four more Red Market stores will be opened in Belgium and five more in Romania. Longer term, it is our ambition to significantly increase the number of low-cost supermarket openings over the next three years.









Senior Vice President Business & Concept Development & New Business Opportunities - Delhaize Belgium

"Red Market is not about reducing the costs of a traditional supermarket, it is about completely eliminating a lot of costs by making drastic trade-offs."



DELHAIZE GROUP AT A GLANCE | **OUR STRATEGY** | OUR ACTIVITIES IN 2009 | CORPORATE GOVERNANCE STATEMENT | RISK FACTORS | FINANCIAL STATEMENTS | SHAREHOLDER INFORMATION

> Generate Profitable Revenue Growth > **Pursue Best-in-Class Execution** > Operate as a Responsible Corporate Citizen

pursue **best-in-class** execution

Retail is all about detail. The enormous volumes we move every day from supplier to customer pose a formidable challenge to planning and execution. We continually invest in the development of customer tools, supply chain technology, logistics and IT systems. Executional excellence strongly depends on our associates' positive engagement and on synergies we realize with our vendors. Pursuing best-in-class execution with a strong focus on cost management enables us to fund sales building initiatives that respond to our customers' high expectations while driving profitable growth.

》 CUSTOMER TOOLS
》 COST MANAGEMENT
》 SUPPLY CHAIN TECHNOLOGY, LOGISTICS AND IT SYSTEMS
》 ASSOCIATE ENGAGEMENT
》 SYNERGIES AND PARTNERSHIPS

12 000 m²
new distribution center
for fresh products at Delhaize Belgium.

EUR 100 million
cost improvements realized in 2009.





›› Customer Tools

Customer-facing technology has a profound impact on the customer's overall shopping experience. Customers feel empowered when they have tools at their disposal that make the shopping experience fast and convenient. Dynamic and interactive in-store tools increase customer satisfaction, while out-of-store online and social networking channels help shoppers quickly identify value and services.

In-Store Customer Tools

Our operating companies constantly develop, test and implement new in-store customer technology. Based on the positive reactions to the use of innovative tools and services tested in its concept store, Hannaford introduced different combinations of best-in-class check-out and front-end systems in some of its other stores. These include desk services located at check-out, queue busters (hand-held devices that speed up the check-out process) and a check-out flow system based on the next-in-line



systems used at airports. The implementation of these systems offers consumers a faster check-out experience and represents real store labor savings.

Bloom upgraded its personal scanner devices to support full-color, high-resolution video. The new devices introduce customers to new products and show advertisements. Together with Food Lion, Bloom piloted Entrance Marketing Kiosks in 18 stores in 2009. The roll-out to nearly 700 Food Lion, Bloom and Harveys stores will take place in 2010. The kiosk, located at the store's entrance, delivers consumers targeted and personalized offers. Customers scan their loyalty card and receive a coupon sheet they can use while shopping.

In Belgium, self-scanning has been adopted by many of our customers for many years now. By the end of 2009, Delhaize Belgium had 75 company-operated supermarkets equipped with self-scanning systems. The banner also operates 26 stores equipped with a Selfpay system and 20 stores with Quickscan, a self-scanning, self-payment system that is particularly used for smaller baskets and that significantly speeds up the customer's check-out process. Further developments are planned for 2010.

In Belgium, Red Market, our European low-cost supermarket, relies 100% on self-scanning. It also uses queue busters and a checkout flow system. Red Market is a great example of how testing at the Hannaford concept store and the scanning expertise from Delhaize Belgium are combined to provide a best-in-class shopping experience.

DELHAIZE GROUP AT A GLANCE   **OUR STRATEGY**   OUR ACTIVITIES IN 2009   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> Generate Profitable Revenue Growth **> Pursue Best-in-Class Execution** > Operate as a Responsible Corporate Citizen



Out-of-Store Customer Tools

Digital platforms provide our banners with a unique ability to connect with customers. Through this "virtual shelf space," we offer a wide product selection and in-depth product information. Consumers increasingly shop online ; they like the ease of filling up their grocery cart at the click of a button, anytime, anywhere.

Hannaford launched *MyHannaford*, a web-based application that invites shoppers to create a customized shopping list based on their favorite store and food preferences. *MyHannaford* presents many new features, including the use of the *Guiding Stars* nutritional rating system, as a way to go "beyond" *Guiding Stars* to help shoppers find foods that meet their unique nutritional or dietary needs. Customers can create, save, send and access their own grocery list in a variety of innovative and convenient ways. Bloom is also planning to offer its customers online shopping services, including online ordering and in-store pick-up.

Towards the end of 2009, Food Lion and Harveys began offering printable coupons online. Bloom and Bottom Dollar Food will do the same in 2010. All four banners will transition to digital coupons by the end of 2010, enabling customers to upload coupons electronically to their loyalty card. These coupons will be automatically redeemed when customers purchase the product at one of the stores.

Word-of-mouth recommendations, communicated through the latest technologies and media such as the Web, mobile devices, bloggers and other social networks, have rapidly gained importance. Consumers' decisions on what food products to buy often depend less on advertising and more on advice received through social networking and electronic tools. Our U.S. banners distribute targeted savings messages using these channels.

On the other side of the Atlantic, Delhaize Belgium started to offer online shopping with the introduction of *Delhaize Direct*. Using the service, customers can order groceries online and pick these up at the store the following day. The first results of this new service are encouraging and the objective is to equip 100 stores with this service by the end of 2012.



100 stores with
Delhaize Direct Service by 2012.



›› Cost Management

In our business, continuous cost control is critically important to improving operating efficiencies and driving performance. The value created by these savings is passed on to our customers and our bottom line, laying the foundations for further growth.



Cost-Efficiency Re-Invested

At Delhaize Group, we strongly believe in the continuous creation of our own virtuous cycle of growth. Taking costs out of our operations enables us to reinvest in lowering prices, fund innovation and create other sales-building initiatives. Delhaize Group has a solid track record when it comes to cost optimization. Our Group realized cost savings of EUR 60 million in 2008 and another EUR 100 million in 2009, enabling us to offset operating expense increases such as health care costs in the U.S. and salary indexations in Belgium.

So far, the bulk of efficiency savings has been captured at the local level, through stand-alone operating company initiatives. All our operating companies focus on cost-reduction initiatives such as store labor productivity, advertising efficiencies, transportation efficiencies, supply and repair management, and more.

To reduce its exposure to energy prices, our Group continues its initiatives in energy reduction. Food Lion is one of the biggest energy savers in the U.S., with around 67% of its stores being granted the ENERGY STAR® status by the U.S. Environmental Protection Agency (EPA). The total energy savings of each Food Lion Energy Star store is equivalent to the annual power used by nine American homes. In 2009, Food Lion saw another 100 stores earn the ENERGY STAR award. Since 2000, the total energy usage by Food Lion has been reduced by more than 27%, freeing up funds to re-invest in sales-building initiatives.

In Belgium, great progress has been made with the *"Excel 2008-2010"* plan, the three-year, multi-faceted plan to drive strategic improvements throughout the banner's operations, including stores, logistics and support functions. Thanks to the savings realized through the *"Excel 2008-2010"* plan, Delhaize Belgium could significantly invest in prices and reposition itself to become the value leader in the Belgian market.

Delhaize Belgium is well on track to achieve its goal to reduce energy consumption by 35% by 2020. Key levers to achieve this objective are innovations such as the installation of fridge doors and efficient lighting systems as well as the recycling of heat released by refrigerators. Another important step was the increase of the average truckloads from 70% to 90%. This is the equivalent of almost two million kilometers, or 40 trucks a day. The result was an annual cost reduction of EUR 2 million.



CFO - Delhaize Group   **Stéfan Descheemaeker**

"In today's competitive environment, it is important that we take action to strenghten our organization and to reduce our operating expenses to be able to further invest in our business, to generate growth and to meet current and future challenges. As we continue our transformation to becoming a best-in-class retailer, I am confident we will achieve our goal of being an even greater Delhaize Group."

DELHAIZE GROUP AT A GLANCE   **OUR STRATEGY**   OUR ACTIVITIES IN 2009   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> Generate Profitable Revenue Growth **> Pursue Best-in-Class Execution** > Operate as a Responsible Corporate Citizen



Regional and global cooperation offers further opportunities for cost control. A case in point is the supply chain integration of our U.S. operating companies. The project launched in 2008 is due to be finalized by 2012.

Throughout our Group, we are committed to delivering additional cost improvements of EUR 300 million annually by 2012. In early 2010, we announced the integration of our independent U.S. companies into Delhaize America, the new umbrella organization for all activities of Delhaize Group in the United States. The new structure will include a shared services approach as well as a common operational organization, while at the same time safeguarding each of the banners' unique, local go-to-market strategies. This change is made to maximize our operations, create greater efficiencies and better serve our customers.



67%
of Food Lion stores granted
ENERGY STAR status.

At Delhaize Belgium, the average truckload increased from 70% to 90%.



» Supply Chain Technology, Logistics and IT Systems

Products with short shelf lives make accurate and timely delivery to our stores critically important. As technology advances, information analysis improves. Innovations in supply chain technology, logistics and supporting IT systems can significantly contribute to the accuracy of our operational processes and drive our performance.

Supply Chain Technology and Logistics

Warehousing, distribution and IT systems are an integral part of our business and play a key role in our long-term strategy to drive profitable revenue growth. In 2008, our U.S. banners embarked on a multi-year project to converge the U.S. supply



chain systems into one single supply chain master network built on one common IT infrastructure. This platform will be leveraged to drive value through improved visibility on buying conditions and optimized inventory levels. The first phase of the conversion of the IT infrastructure was completed in 2009, including data alignment per item, vendor, hierarchy, store and distribution locations. Each and every one of these initial requirements is necessary for the successful integration of the existing supply chain organizations.

Delhaize Belgium opened its brand new 12 000 m^2 distribution center for fresh products in the fall of 2009. Stacking and order picking of fresh products are done semi-automatically, which is unique in Europe. The new distribution center allows for store delivery of assortments with very short life-cycles in small quantities, thus improving the freshness of the products and reducing inventory losses. This new facility will be especially beneficial in increasing profitable revenue growth in the smaller-sized proximity stores, a fast-growing business segment for Delhaize Belgium.

Delhaize Belgium made significant progress in its "backhauling" project: on the way back to the distribution center, drivers reload their trucks at suppliers located in the same service area. Backhauling requires sophisticated planning and on-line transportation information systems. Last year, all trucks were equipped with on-board computers, guaranteeing real-time communication between distribution centers and drivers.

In Greece, Alfa Beta has opened a new distribution center for fresh products, using technologies such as voice picking. The result has been a reduction in the cost of logistics and increased efficiency. The new distribution center, which was acquired in 2008,

DELHAIZE GROUP AT A GLANCE   **OUR STRATEGY**   OUR ACTIVITIES IN 2009   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> Generate Profitable Revenue Growth **> Pursue Best-in-Class Execution** > Operate as a Responsible Corporate Citizen



The right products in the right store, in the right place and in the right quantity.

is now fully operational and supports all Alfa Beta stores in northern Greece, including those recently acquired in the northeastern part of the country.

In 2009, Mega Image significantly increased its distribution center surface. It now covers close to 13 500 m^2 and boasts higher levels of centralization, reduced logistic costs and improved delivery times.

IT Systems

In 2009, Food Lion and Hannaford designed and implemented a consolidated U.S. IT infrastructure organization. The new organization is responsible for data management, service and support, network and telecommunications, plus architecture and information security for all U.S. banners. The key objectives are to deliver the required IT services and support to the business with high quality and timeliness at optimized value.

Throughout the Group, our operating companies have taken further steps to upgrade their financial systems, in particular to improve planning and performance management capabilities, with further enhancements currently in progress. These upgrades

will also support initiatives to improve the efficiency of back-office operations in conjunction with the consolidated U.S. IT infrastructure organization and common IT platforms in Europe. In addition, these new systems will support the Group's ability to effectively and efficiently integrate acquired companies such as the recent acquisitions in Greece and Romania.

In 2009, Delhaize Belgium launched its assortment optimization model, consisting of three steps: to offer the right products in the right store, in the right place and in the right quantity. The model allows for store-specific assortments that are subsequently linked to store-specific planograms. Finally, the adapted assortments and facings are automatically re-ordered through our Computer Assisted Ordering system. The implementation of this three-step approach supports local differentiation and store efficiency. Delhaize Belgium will apply the assortment optimization model to all its stores in 2010.





Delhaize Belgium's new distribution center for fresh products is unique in Europe.

›› Associate Engagement

While we continue to be committed to our strong local brand identities, we leverage our combined strengths, experiences, learnings and scale to create a powerful Group. Best practices include education, training, communication, goal setting and measurement systems.

Associate Engagement

Engaged associates lead to higher performance. In 2009, we conducted our first global engagement survey in collaboration with a leading global consultancy in this field. The survey, conducted in six languages, was sent to almost 5 500 participants and achieved impressive scores for associate engagement. In comparison with the benchmarked populations, our Group outperformed best-in-class global companies. Strong scores were reached on items related to our Group's strategy, direction, objectives and values, empowerment and job satisfaction.

A series of Delhaize Group signature programs have helped us to increase associate engagement. Some are comprehensive in-house management programs to recruit and develop store leaders, while others are tailored to a select group of executive managers and offer individual and personalized development tracks.

In 2009, we ran a test of Delhaize Group's 2.0 interactive communication platform, called *DG Connect*. The objective is to encourage our associates to use the dedicated platform intensively to communicate, share and interact with one another.

Delhaize Belgium started to test a new supermarket organization model. The purpose of the new model is to improve service to customers, create more development opportunities for store associates while at the same time increasing efficiency. If the test results are positive, the new organizational model will be introduced in all company-operated stores as from 2010.



5 500
participants in the first global associate engagement survey.

DELHAIZE GROUP AT A GLANCE **OUR STRATEGY** OUR ACTIVITIES IN 2009 CORPORATE GOVERNANCE STATEMENT RISK FACTORS FINANCIAL STATEMENTS SHAREHOLDER INFORMATION

> Generate Profitable Revenue Growth **> Pursue Best-in-Class Execution** > Operate as a Responsible Corporate Citizen

❯❯ Synergies and Partnerships



Procurement Synergies

In 2008, our Group joined AMS, a multi-retailer organization for sourcing and synergies on a pan-European level. The partnership with AMS enabled Delhaize Belgium, Alfa Beta and Mega Image to develop a common approach to sourcing for private brands, including *365* and *CARE*. For these product lines, Belgium has approximately 300 items in common with Greece and Romania. This joint approach to sourcing resulted in a significant reduction in the cost of goods for our private brand programs and enabled us to re-invest in sales-building initiatives.

In 2009, opportunities for international product exchange have been identified. Based on a thorough category review, a number of assortments were exchanged among our operating companies with great customer response. For example, our Belgian, Greek and Romanian operations share a large part of their wine assortments. Starting in 2010, our U.S. operations will offer some of Delhaize Belgium's private brand products such as the well-developed chocolate assortment. Similarly, U.S. assortments will be introduced in our Belgian stores.

Vendor-Retailer Collaboration

In 2009, Food Lion undertook further steps to share customer research insights with its key vendors using the "*shopper insight portal*" (SIP). This collaborative exchange included aggregated shopper data as well as customer segment and store cluster insights. In turn, Food Lion received greater collaboration in category strategy development and improved promotional planning for its seven well-defined store clusters. At the end of 2009, the *SIP* portal contained only Food Lion data, but plans were made to deploy the portal at other U.S. banners.

Delhaize Belgium set up a buying and category management program to increase profitability and to better respond to customer demand. The program is designed to adapt the assortments to local customer preferences and to assist the buyers in supplier negotiations. *ACIS*, our management system allowing for item-level visibility on margin and inventory, helped to make an in-depth analysis of vendor performance. The pilot phase of the program was completed in 2009 and had already produced significant savings as a result of various methodologies including *"value chain analysis"* (VCA)*, "category performance improvement"* (CPI) and *"fact based negotiation"* (FBN).

The partnership with AMS enabled Delhaize Belgium, Alfa Beta and Mega Image to develop a common approach to sourcing for private brands.







DELHAIZE GROUP AT A GLANCE   **OUR STRATEGY**   OUR ACTIVITIES IN 2009   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> Generate Profitable Revenue Growth > Pursue Best-in-Class Execution > **Operate as a Responsible Corporate Citizen**

operate as a **responsible** corporate **citizen**

The combination of sustainable growth and operating as a best-in-class corporate citizen has always been an essential part of how we do business. Corporate Responsibility is fully integrated into our day-to-day operations. However, we recognize we can improve, for the benefit of our millions of customers, our 138 000 associates and our planet.

» FROM CORPORATE RESPONSIBILITY IN OUR DNA…

» … TO A COMMITMENT TO SPECIFIC TARGETS FOR THE FUTURE

» ACHIEVEMENTS AND COMMITMENTS



PRODUCTS



PEOPLE



PLANET

Our Group wants to be a leader in corporate responsibility (CR) initiatives, and it is one of the pillars of our strategy. Our CR initiatives are not only good for society, but they are also good for business.

›› From Corporate Responsibility in our DNA…

Customers have become more cost conscious. However their interest in ethical and environmental issues continues to grow, and they are active participants in the transition process to a more sustainable way of life.

Our green and responsible activities are organized around three themes: products, people and planet. These are the areas most relevant to our business and where we believe we can make a difference.

As we cannot address all issues with the same intensity, we have chosen the following areas in which to focus our resources:
> **Healthier Products:** Health and wellness, Food Safety, Responsible Sourcing
> **Healthier People:** Health and wellness of Associates, Associate Development
> **Healthier Planet:** Climate Change

›› …to a Commitment to Specific Targets for the Future

The decision to focus on these areas has implications on our working methods at all levels in our Group. Priorities and tactics have been laid out in our Group-wide CR strategy.

In 2009, our Group published its second CR report, highlighting its strategy, achievements and firm commitments for the future. The report clearly states where the Group stands and how it performs in terms of its focus areas. Additionally, in the report the Group commits to specific targets and objectives through 2020 and, in some cases, even beyond.

For many years, the Belgian Institute of Company Auditors has been promoting the reporting and transparency of corporate responsibility in companies. Our Group received the "Award for Best Belgian Sustainability Report 2008" given by this institute. We are very proud that our commitment to transparent communication has been recognized by our audience and consider the prize as a great encouragement to pursue our efforts.

Green Revolution in Store Design



In the summer of 2009, Hannaford opened the most environmentally advanced supermarket in the world, following the standards set by the U.S. Green Building Council for their Leadership in Energy and Environmental Design (LEED) certification. It earned the store the platinum LEED® certification, the highest possible.

With this first platinum store, Hannaford created a learning lab where it will measure the results of its efforts and determine the elements it can roll out at other locations. Sweetbay opened its first green store in November 2009, and both Food Lion and Alfa Beta plan to open their first environmentally friendly stores in 2010.

Hannaford's Platinum LEED store: unique in the world
> **Energy savings:** annual energy savings of 59%
> **Electricity savings:** enough to light more than 200 houses for a year
> **"GreenChill" refrigeration system:** uses 50% less energy and 50% less refrigerant
> **Water use:** each year more than 38% of the water traditionally used will be saved
> **Recycling and waste reduction:** extensive recycling program and composted food waste

DELHAIZE GROUP AT A GLANCE **OUR STRATEGY** OUR ACTIVITIES IN 2009 CORPORATE GOVERNANCE STATEMENT RISK FACTORS FINANCIAL STATEMENTS SHAREHOLDER INFORMATION

> Generate Profitable Revenue Growth > Pursue Best-in-Class Execution > **Operate as a Responsible Corporate Citizen**



Our Group received the "Award for Best Belgian Sustainability Report 2008" by the Belgian Institute of Company Auditors.

Achievements and Commitments

While following are some examples of sustainable business results and objectives that benefit our communities and the environment, please refer to our 2008 CR Report to read more about our achievements and commitments in the field of corporate responsibility.

Healthier Products

Health and Wellness
> Hannaford and Food Lion voted 2 of the 10 healthiest grocery chains in the U.S.
> 38% of Delhaize Group's food sales derived from fresh products.
> Target is to increase the effectiveness and in-store visibility of our communication about health and wellness, more particularly in the areas of affordability and disease control.

Food Safety
> More than 95% of the Group's stores externally audited for food safety and 87% of our store associates trained on food safety over the past three years.
> Objective is to measure 100% of our private brand suppliers on food safety compliance by the end of 2010.

Responsible Sourcing
> We set the stage for establishing a Group-wide Code of Conduct on social compliance with private brand suppliers.
> Our Group aims to continue to work with non-governmental organizations to assess the sustainability of our seafood products and develop a strategy for the future.

Healthier People

Health and wellness of Associates
> Commitment to share collective customer health insights across our operating companies and develop training initiatives based on these insights.

Associate Development
> Conducted Group-wide associate engagement survey in six languages, across a group of more than 5 500 associates worldwide. Survey revealed overall very high engagement scores.

Healthier Planet

Climate Change
> Delhaize Group's carbon footprint measured and identified by facility type and source. This provided us with a tool to plan and act, reducing carbon emissions for the entire Group.
> One of our commitments is to continually reduce refrigerant emissions through the use of advanced refrigeration systems and improved maintenance practices. We are targeting zero emissions by 2020.



To access the entire CR report 2008, see our Group website: **www.delhaizegroup.com**



DELHAIZE GROUP AT A GLANCE   OUR STRATEGY   **OUR ACTIVITIES IN 2009**   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

35

> FINANCIAL REVIEW > BUSINESS REVIEW > United States > Belgium > Greece > Rest of the World

OUR ACTIVITIES IN 2009

❯❯ FINANCIAL REVIEW

❯ Realized 10.2% growth in group share in net profit at identical exchange rates (excl. 53rd week in 2008)
❯ Grew operating profit by 3.4% at identical exchange rates (excl. 53rd week in 2008)
❯ Increased revenues by 2.6% at identical exchange rates (excl. 53rd week in 2008)
❯ Posted strong operating margin of 4.7%
❯ Proposed gross dividend of EUR 1.6 per share, 8.1% higher than last year

❯❯ BUSINESS REVIEW

❯❯ United States

❯ Added 13 stores for a total of 1 607
❯ Re-opened 53 supermarkets after remodeling or expansion work
❯ Daytona Beach, Florida and Columbia, South Carolina market renewals
❯ Continued cost-reduction programs and price investments
❯ Finalized first phase of U.S. supply chain master network

SEE MORE ON PAGE 40

❯❯ Belgium

❯ Added 17 stores for a total of 792
❯ Became market and value leader
❯ Further progress in *"Excel Plan 2008-2010"*

SEE MORE ON PAGE 44

❯❯ Greece

❯ Added 15 stores for a total of 216
❯ Finalized acquisition of 11 stores and one distribution center
❯ Increased market share to 16.8%

SEE MORE ON PAGE 46

❯❯ Indonesia

❯ Added 3 stores for a total of 66
❯ Extended fresh and dairy categories
❯ Modernized supply chain systems

SEE MORE ON PAGE 49

❯❯ Romania

❯ Added 11 stores for a total of 51
❯ Acquired and converted 4 stores
❯ Opened 1 Red Market store in Bucharest
❯ Doubled the size of the floor space for distribution
❯ Introduced new private brand for local Romanian products and extended fresh offering

SEE MORE ON PAGE 50






FINANCIAL REVIEW

Revenues (in billions of EUR)



2007 — 18.9
2008 — 19.0
2009 — 19.9

Operating Margin (in %)



2007 — 4.9
2008 — 4.8
2009 — 4.7

Operating Profit (in millions of EUR)



2007 — 937
2008 — 904
2009 — 942

Non-GAAP Measures

In its financial communication, Delhaize Group uses certain measures that have no definition under IFRS or other generally accepted accounting standards (non-GAAP measures). Delhaize Group does not represent these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators for our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to IFRS measures can be found in the chapter "Supplementary Information" of this report p. 143. A definition of non-GAAP measures and ratios composed of non-GAAP measures can be found in the glossary on p. 156. The non-GAAP measures provided in this report have not been audited by the statutory auditor.

Income Statement

In 2009, Delhaize Group generated **revenues** of EUR 19.9 billion. Compared to 2008, this represents an increase of 1.2% at identical exchange rates or 4.8% at actual exchange rates, due to the strengthening of the U.S. dollar by 5.4% against the euro. Excluding the 53rd week in the U.S. in 2008, revenues grew by 2.6% at identical exchange rates and 6.2% at actual exchange rates. Organic revenue growth was 2.4%.

Delhaize Group ended 2009 with a sales network of 2 732 stores, an increase of 59 stores compared to 2008, including 3 acquired Prodas (Romania) and 10 Koryfi stores (Greece).

The U.S. operating companies generated 68.3% of Group revenues, Belgium 23.1%, Greece 7.4% and the Rest of the World segment (Romania and Indonesia) 1.2%.

In 2009, our U.S. operations generated revenues of USD 19.0 billion (EUR 13.6 billion), 1.3% lower than in 2008, in local currency. Excluding the 53rd week in 2008, revenues in local currency were 0.7% above 2008. Comparable store sales decreased by 0.4%.

All our U.S. banners continued their price investments, targeted promotional offers and assortment optimizations, supported by the three-tiered private brand program. This resulted in an improvement of the volume trends of number of transactions and numbers of items per transaction. Price investments were largely made possible through savings generated from better inventory management, product mix improvements and better supplier conditions. Further price investments will be funded by many sales buiding initiatives as well as the new organizational structure, "Delhaize America," managing all our U.S. banners using a shared services approach.

Revenues at Delhaize Belgium amounted to EUR 4.6 billion in 2009, a 4.7% increase over 2008. Comparable store sales growth was 2.7%, an improvement compared to 2.2% in 2008. As a result of a sustained price repositioning campaign started early 2008, supported by strong marketing and communication activities, Delhaize Belgium gained market share every week of 2009. Market share for the year grew by 58 basis points to 25.7% (source: AC Nielsen).

In 2009, revenues in Greece grew by 10.2% to EUR 1.5 billion, as a result of excellent comparable store sales growth and the continued growth of its store network. Revenues of the Rest of the World segment (Romania and Indonesia) of Delhaize Group increased by 27.3% (at identical exchange rates) in 2009 to EUR 233 million due to the expansion of the store network in both countries (primarily from the acquisition of La Fourmi in 2008 and Prodas in 2009, both in Romania) and high retail inflation.

Gross margin increased to 25.7% of revenues, compared to 25.3% in 2008. In the U.S., gross margin increased by 18 basis points to 27.9%, due to improved inventory results at all three operating companies, lower utility costs and improved distribution labor productivity at Food Lion, partially offset by price investments and promotions. At Delhaize Belgium, gross margin increased by 78 basis points to 20.0% of revenues as a result of better supplier terms and improved inventory results. In Greece, gross margin increased by 116 basis points to 23.8%, mainly as a result of better supplier terms.

Other operating income decreased by 18.7% to EUR 78 million due to lower income from waste recycling activities as a result of lower prices for paper and less income related to the sale of Cash Fresh stores in Belgium. Prior year included a EUR 5 million capital gain realized at Alfa Beta.

DELHAIZE GROUP AT A GLANCE   OUR STRATEGY   **OUR ACTIVITIES IN 2009**   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> **FINANCIAL REVIEW** > BUSINESS REVIEW > United States > Belgium > Greece > Rest of the World

Selling, general and administrative expenses ("SG&A") increased by 20 basis points to 21.0% of revenues (20.8% in 2008), at actual rates. In the U.S., SG&A as a percentage of revenues increased by 17 basis points to 22.4% of revenues but remained stable if we exclude the positive effect of the 53rd week in 2008. Major cost-reduction efforts have allowed our U.S. operating companies to offset higher staff costs mainly attributable to increases in minimum wage levels and rising health care costs. At Delhaize Belgium, SG&A expenses increased by 33 basis points to 16.7% of revenues mainly due to higher staff costs, increased advertising costs and higher rents and depreciation as a result of new store openings. These cost increases were partly offset by cost savings generated by the *"Excel 2008-2010"* plan. In Greece, SG&A increased by 21 basis points to 20.2% of revenues as a result of higher staff costs and depreciation charges.

Other operating expenses amounted to EUR 69 million in 2009, compared to EUR 50 million in 2008. The 2009 result was mainly due to the U.S. restructuring charge of USD 29 million (EUR 21 million) and the U.S. store closing and impairment charges of USD 32 million (EUR 23 million) recorded in the fourth quarter, a change in the discount rate used to calculate U.S. closed store provisions and other store impairment charges during 2009. In 2008, EUR 31 million (USD 45 million) in store closing and impairment charges related to Sweetbay were included.

Delhaize Group was again able to maintain one of the best **operating margins** in its industry at 4.7% of revenues, a decrease of 3 basis points compared to prior year. **Operating profit** increased by 4.2% to EUR 942 million at actual exchange rates. Excluding the 53rd week in 2008, the 2008 impairment and store closing charges and the U.S. restructuring, store closing and impairment charge in 2009, operating profit would have increased 4.5% at identical exchange rates.

Delhaize Group's U.S. business contributed 75.0% of the total Group operating profit (excluding the Corporate segment), Delhaize Belgium 19.0%, Greece 6.1% and the "Rest of the World" segment -0.1%.

Net financial expenses amounted to EUR 202 million and were stable compared to last year at actual exchange rates. At identical exchange rates, net financial expenses decreased by EUR 8 million

mainly as a result of lower interest rates on USD floating rate debt. At the end of 2009, Delhaize Group's financial debt had an average interest rate of 5.7% (5.6% in 2008, 6.7% in 2007), excluding finance leases and taking into account the effect of interest rate swaps.

In 2009, Delhaize Group's **profit before tax and discontinued operations** increased by 5.3% to EUR 740 million mainly as a result of higher operating profit and lower financial expenses.

In 2009, **income taxes** amounted to EUR 228 million, a 5.0% increase compared to 2008. The effective tax rate was almost stable at 30.8% (30.9% in 2008) as the favorable impact of the U.S. organizational restructuring and the positive resolutions of U.S. and Belgian tax matters in 2009 were offset by the favorable resolutions of other federal tax matters in the U.S. in 2008.

Net profit from continuing operations increased by 5.5% at actual exchange rates (+1.4% at identical exchange rates) and amounted to EUR 512 million compared to EUR 485 million in 2008 or EUR 5.07 basic per share (EUR 4.76 in 2008).

The **result from discontinued operations, net of tax**, amounted to EUR 8 million, particularly due to the gain on the divestiture of our German operations that were sold during the third quarter of 2009.

Net profit attributable to non-controlling interests amounted to EUR 6 million, compared to EUR 12 million in 2008, a decrease of 51.6% as a result of the acquisition of 24.7% of Alfa Beta's minority shares.

Group share in **net profit** amounted to EUR 514 million, an increase of 10.1% at actual exchange rates (5.9% at identical exchange rates) compared to 2008. Per share, basic net profit was EUR 5.16 (9.6% more than the EUR 4.7 in 2008) and diluted net profit EUR 5.08 (EUR 4.59 in 2008).

Net Profit from Continuing Operations
(in millions of EUR)



Group Share in Net Profit
(in millions of EUR)



Basic Net Profit (Group Share) per Share (in EUR)





| 2007 | 2008 | 2009 |

Free Cash Flow (in millions of EUR)



| 2007 | 2008 | 2009 |

Net Debt (in billions of EUR)



| 2007 | 2008 | 2009 |

Net Debt to Equity (in %)



| 2007 | 2008 | 2009 |

Cash Flow Statement

In 2009, **net cash provided by operating activities** amounted to EUR 1 176 million, an increase of 26.8% at actual exchange rates (24.5% at identical exchange rates) compared to 2008, primarily due to higher profit and major improvements in working capital management. This was partly offset by higher tax payments in the U.S., whereas in 2008 we benefited from a tax refund and from the 2008 U.S. Stimulus Act.

Net cash used in investing activities amounted to EUR 663 million, a decrease of 13.9% compared to 2008. This is mainly due to capital expenditures that were EUR 194 million lower than in prior year partly offset by lower proceeds from the sale of fixed assets. Additionally, the Group invested EUR 108 million for the acquisition of an additional 24.7% of Alfa Beta.

Capital expenditures decreased by 27.1% to EUR 520 million, or 2.6% of revenues. At identical exchange rates, capital expenditures decreased by 29.2%, mainly due to lower store remodeling activity in the U.S., in line with the planned reduction and timing of capital spending. In 2009, 63.6% of total capital expenditures were invested in the U.S. activities of the Group, 22.0% in the Belgian operations, 11.0% in Greece; 2.6% in the Rest of the World segment and 0.8% in Corporate activities.

Investments in new store openings amounted to EUR 179 million (34.4% of total capital expenditures), an increase of 29.1% compared to EUR 139 in 2008. Delhaize Group invested EUR 112 million (21.6% of capital expenditures) in store remodeling and expansions (EUR 300 million in 2008).

In the U.S., 53 existing stores were re-launched after remodeling and store renewal work. In Belgium, 17 company-operated supermarkets underwent a remodeling.

Capital spending in information technologies, logistics and distribution, and miscellaneous categories amounted to EUR 229 million (44.0% of total capital expenditures), compared to EUR 275 million in 2008.

Net cash used in financing activities amounted to EUR 388 million, an increase of EUR 295 million compared to the prior year due to the repayment of EUR 320 million in long-term debt that was partially offset by the issuance of a new USD 300 million (EUR 208 million) bond at the beginning of the year. The Group decreased its short-term borrowings by EUR 89 million in 2009 as a result of lower cash needs thanks to higher free cash flow generation during the year.

In 2009, Delhaize Group generated **free cash flow** of EUR 518 million (EUR 511 milion at identical rates) compared to EUR 150 million last year, mainly as a result of higher cash provided by operating activities and lower capital expenditures. This is the highest full-year free cash flow generated in the last 10 years.

Balance Sheet

At the end of 2009, Delhaize Group's **total assets** amounted to EUR 9.7 billion, 0.5% higher than at the end of 2008, mainly as a result of acquisitions leading to the recognition of goodwill and a higher cash balance at the end of the year.

At the end of 2009, Delhaize Group's sales network consisted of 2 732 stores, an increase of 59 stores compared to 2008. Of these stores, 341 were owned by the Company. Delhaize Group also owned 12 warehousing facilities in the U.S., 7 in Belgium, 4 in Greece and 2 in the Rest of the World segment.

At the end of 2009, **total equity** had increased by 5.1% to EUR 4.4 billion as a result of the higher net profit of the year partially offset by higher foreign exchange losses recognized directly in equity (other comprehensive income). The number of Delhaize

DELHAIZE GROUP AT A GLANCE   OUR STRATEGY   **OUR ACTIVITIES IN 2009**   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> **FINANCIAL REVIEW** > BUSINESS REVIEW > United States > Belgium > Greece > Rest of the World

Group shares, including treasury shares, increased in 2009 by 287 342 newly issued shares to 101 million. Delhaize Group owned 955 586 treasury shares at the end of 2009.

At the end of 2009, Delhaize Group's **net debt** amounted to EUR 2.1 billion, a decrease of EUR 339 million compared to EUR 2.4 billion at the end of December 2008, mainly as a result of strong free cash flow generation, partly offset by the dividend payment.

At the end of 2009, Delhaize Group had total annual minimum operating lease commitments for 2010 of EUR 260 million, including EUR 13 million related to closed stores. These leases generally have terms that range between 1 and 36 years with renewal options ranging from 3 to 30 years.

Events After Balance Sheet Date

On February 9, 2010, Delhaize Group announced to the Athens Stock Exchange that it had exceeded the 90% shareholdership threshold in Alfa Beta. On March 12, 2010, Delhaize Group launched a new tender offer to acquire all remaining shares and to exercise its right to obtain the remaining shares and own 100% of Alfa Beta. Upon reaching 95% of the voting rights in Alfa Beta, Delhaize Group will initiate the process to delist Alfa Beta from the Athens Stock Exchange.

Debt Maturity Profile Delhaize Group[1] as of December 31, 2009 (in millions of EUR)



Legend:
- Short-term Borrowings
- USD Denominated Long Term Debt
- EUR Denominated Long Term Debt

[1] Excluding finance leases; principal payments (related premiums and discounts not taken into account) after effect of cross-currency interest rate swaps.

United States



As of December 31, 2009

	 FOOD LION	 bloom.	 bottom dollar FOOD	 HARVEYS supermarket	 Hannaford	 Sweetbay
Stores	1 169[1]	65	28	70	171	104
Area	Southeast and Mid-Atlantic	Maryland, Virginia, North Carolina, South Carolina	Maryland, Virginia, North Carolina	Georgia, Northern Florida and South Carolina	Northeast	Westcoast of Florida
Format	Supermarket	Supermarket	Discount	Supermarket	Supermarket	Supermarket
Surface range (sq.ft.)	25 000-45 500	30 000-45 000	25 000-45 000	25 000-45 000	25 000-55 000	25 000-50 000
Number of products	15 000-20 000	21 000-25 000	6 500-8 000	15 000-20 000	31 000-45 000	28 000-40 000

[1] Incl. 9 Reid's stores

	2009	2008	**Change**
Number of stores	1 607	1 594	**+13**
Revenues[1]	18 994	19 239	**-1.3%**
Operating profit[1]	1 016	1 060	**-4.1%**
Operating margin	5.4%	5.5%	**-16bps**
Capital expenditures[1]	461	707	**-34.7%**
Number of associates	104 655	108 808	**-3.8%**

[1] In millions of USD

DELHAIZE GROUP AT A GLANCE   OUR STRATEGY   **OUR ACTIVITIES IN 2009**   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> FINANCIAL REVIEW **> BUSINESS REVIEW** **> United States** > Belgium > Greece > Rest of the World

BUSINESS REVIEW

Market Environment

In 2009, U.S. real gross domestic product* contracted by 2.4%, in contrast to an increase of 0.4% in 2008. The unemployment rate* continued to increase for the second consecutive year, and reached an average rate of 9.3% compared to 5.8% in 2008. During 2009, food inflation at first decreased and then turned negative in the third quarter, resulting in food inflation of 0.5% for the full year, compared to 5.3% last year.

Personal consumption remained weak as consumers continued to be under pressure as a result of the financial crisis. In an effort to manage their household budgets more tightly, people were eating out less and looking for the best value for money. The tough economic times have meant fierce price competition in the U.S., particularly in the Southeast.

Strategy

Our U.S. stores are operated by **Delhaize America** under the banners **Food Lion, Bloom, Bottom Dollar Food and Harveys**, in the Southeast and Mid-Atlantic; **Hannaford** in the Northeast; and **Sweetbay** on the West coast of Florida. From early 2010, Delhaize America also provides shared services to these banners. The services include corporate development, legal and government relations, information technology, finance, communications, organizational change management, human resources, strategy and research, and supply chain and procurement.

Each of our banners follows a distinct go-to-market strategy, offers customized products and services, competitive prices and a convenient store location. The banners enjoy a well-established brand image and strong market shares in the regions where they operate.

> **Food Lion** combines a broad food offering with highly competitive prices and a dense store network. Food Lion is a typical neighborhood store.

> **Bloom** offers a convenient and innovative shopping experience with a rich and highly qualitative assortment at competitive prices. Customers find superior customer service, including useful information on health and nutrition.

> **Bottom Dollar Food** is a pleasant and customer-friendly discount format, focused on very competitive prices and a limited food assortment of approximately 7 000 products, including fresh produce and quality meats.

> **Harveys** is a strong regional supermarket operator that enjoys a well-built name recognition and customer loyalty in Georgia, Northern Florida and South Carolina.

> **Hannaford** supermarkets offer an outstanding and distinct assortment of fresh products and perishables combined with a competitive "Everyday Low Price" positioning. Hannaford features large conventional supermarkets, most of them with full-service pharmacies.

> **Sweetbay** supermarkets offer fresh products and service departments combined with a competitive value proposition. Sweetbay focuses on exciting and diverse tastes and has a strong Hispanic product offering adapted to the local communities.

* source: www.tradingeconomics.com

Number of Stores



2007	2008	2009
1 570	1 594	1 607

Revenues (in millions of USD)



2007	2008	2009
18 172	19 239	18 994

Operating Margin (% of revenues)



2007	2008	2009
5.6	5.5	5.4





Delhaize Group operates 1 607 stores in 16 states on the East coast of the United States, from Maine to Florida.

Store Network

Southeast and Mid-Atlantic: Food Lion, Bloom, Bottom Dollar Food, Harveys

We operated 1 332 stores across 11 states at the end of 2009.

Food Lion opened 25 new stores. Taking into consideration 14 store closings, this resulted in a net increase of 11 stores. During 2009, the Daytona, Florida (5) and Columbia, South Carolina (35) markets were renewed, amounting to 40 stores.

Bloom opened one store and remodeled another one in 2009.

The Bottom Dollar Food store count remained the same compared to 2008.

Harveys opened 3 stores and closed 2, resulting in a net increase of 1 store. Three Harveys stores were remodeled in 2009.



Northeast: Hannaford

At the end of 2009, Hannaford operated 171 stores in 5 states, representing an increase of 4 new stores compared to last year. Hannaford remodeled 9 stores in 2009.

West coast of Florida: Sweetbay

In 2009, Sweetbay opened 3 new stores and closed 7 underperforming stores. This resulted in a store network of 104 stores, 4 fewer than last year.

OUTLOOK FOR 2010

› Open 50-55 new stores and remodel 50
› Renewal of the Greenville, North Carolina and Roanoke, Virginia markets
› Expand Bottom Dollar Food network
› Closing of 15 underperforming Food Lion stores and 1 underperforming Bloom store
› Continue integration of U.S. supply chain master network
› Implement "Delhaize America" shared services organization

Financial Performance

In 2009, **revenues** of Delhaize Group's U.S. companies decreased by 1.3% to USD 19.0 billion (EUR 13.6 billion). Excluding the 53rd week in 2008, revenues in local currency were above prior year with 0.7%. Comparable store sales decreased by 0.4%.

All our banners continued to invest in prices, as evidenced by the difference of 44 bps between internal food inflation and cost inflation. These price investments were largely financed by major cost-reduction programs and gross margin support coming from higher private brand sales and better inventory management. Continued price investments and targeted promotions have supported the banners' price positions. These have led to significant improvements in underlying volumes, both in number of transactions and in number of items per transaction.

Gross margin increased by 18 basis points to 27.9%, due to better inventory results at Food Lion, Hannaford and Sweetbay, lower utility costs and lower staff costs as a result of improved productivity at Food Lion, partly offset by price investments and promotions.

Selling, general and administrative expenses as a percentage of revenues increased by 17 basis points to 22.4% but remained stable if we exclude the 53rd week in 2008 as major cost reductions allowed to offset higher staff costs due to increased minimum wages levels and rising health care costs.

Operating margin decreased by 16 basis points to 5.4% and **operating profit** decreased by 4.1% mainly as a result of the 53rd week in the U.S. in 2008 and the U.S. restructuring, store closing and impairment changes recorded in 2009.

Total capital expenditures for Delhaize U.S. amounted to USD 461 million in 2009, compared to USD 707 million in the prior year, mainly as a result of fewer store remodelings.

DELHAIZE GROUP AT A GLANCE OUR STRATEGY OUR ACTIVITIES IN 2009 CORPORATE GOVERNANCE STATEMENT RISK FACTORS FINANCIAL STATEMENTS SHAREHOLDER INFORMATION
> FINANCIAL REVIEW > BUSINESS REVIEW > United States > Belgium > Greece > Rest of the World

Store Network


ME
VT
NH
NY
MA
PA
MD
DE
WV
DC
VA
KY
TN
NC
SC
GA
FL

Number of Stores by State
(As of December 31, 2009)

Delaware	21
Florida	139
Georgia	114
Kentucky	11
Maine	58
Maryland	75
Massachusetts	26
New Hampshire	32
New York	45
North Carolina	503
Pennsylvania	8
South Carolina	148
Tennessee	64
Vermont	14
Virginia	331
West Virginia	18
TOTAL	**1 607**

Belgium

As of December 31, 2009

Stores	144	2	223	18	189	80	136
Format	Company operated super-markets	Company operated low-cost super-markets	Affiliated super-markets	Company operated urban con-venience stores	Affiliated convenience stores	Affiliated convenience stores	Franchised and company operated pet food stores
Average surface (sq.m.)	1 919	1 665	1 142	500	500	140	450
Number of products	17 000	5 700	12 000	6 500	6 500	2 000	3 600

Store Network



	2009	2008	Change
Number of stores	792	775	+17
Revenues[1]	4 616	4 407	+4.7%
Operating profit[1]	185	166	+11.3%
Operating margin	4.0%	3.8%	+24bps
Capital expenditures[1]	115	117	-1.68%
Number of associates	17 058	17 167	-0.63%

[1] In millions of EUR

Market Environment

In 2009, the Belgian real gross domestic product* contracted 3.4% compared to a 1.4% growth in 2008. In 2009, the unemployment rate* rose from 7.0% to 8.3%. National food inflation was -0.2%, compared to 3.7% prior year. Consumers continued to be sensitive to promotions and good deals. Discounters opened new stores at a slower pace compared to the past.

Strategy

Delhaize Belgium goes to market through a variety of company-operated and affiliated store formats: supermarkets, convenience and proximity stores and specialty stores. Delhaize Belgium focuses on five strategic pillars to grow sales: a differentiated assortment, convenient stores and products, a strong value proposition, efficient execution and continued network growth. Delhaize Belgium is recognized for its food expertise and for being a responsible company.

DELHAIZE GROUP AT A GLANCE   OUR STRATEGY   **OUR ACTIVITIES IN 2009**   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> FINANCIAL REVIEW > BUSINESS REVIEW > United States > **Belgium** > Greece > Rest of the World

Delhaize Belgium strives to be the value leader in the Belgian market by combining competitive prices with high-quality products.

Store Network
The sales network of Delhaize Belgium was extended by 17 stores to 792 at the end of 2009. This included the addition of 24 affiliated stores, 2 Red Market stores and the divestiture of 4 stores in Germany (2 City and 2 supermarkets), 1 Cash Fresh store and 4 City stores (of which 3 were reopened as affiliated stores) in Belgium.

Again this year, our network of affiliated stores operating under Delhaize banners continued to increase. These stores include large supermarkets as well as smaller-sized proximity stores. Over the past years, these affiliated operators have invested heavily in store remodeling and are increasingly adopting the new concepts developed in the company-operated stores such as open fish workshops, deli stands and butcher shops. The smaller-sized proximity stores in particular are a fast-growing business for Delhaize Belgium.

At the end of 2009, Delhaize Belgium's network consisted of 792 stores, including 139 company-operated supermarkets in Belgium and 41 stores in the Grand-Duchy of Luxembourg. In addition, 14 supermarket remodelings were completed. The Group completed the sale of its 4 stores in Germany.

Last year, Delhaize Group opened the first two Red Market stores. The Red Market concept is a low-cost supermarket, able to offer permanent low prices in a pleasant and fast shopping experience at the quality standards for which Delhaize Belgium is renowned. In 2010, the Group will open 4 additional Red Market stores in Belgium.

Financial Performance
In 2009, Delhaize Belgium posted **revenues** of EUR 4.6 billion, an increase of 4.7% over 2008. Comparable store sales increased by 2.7%, an improvement compared to 2.2% in 2008.

The combination of consecutive waves of price investments, effective communications and targeted promotional activities substantially improved Delhaize Belgium's price perception. Thanks to the savings realized through the *"Excel 2008-2010"* plan, designed to drive sales and increase efficiencies, Delhaize Belgium could significantly invest in prices and as a result repositioned itself as a value

leader on the Belgian market. Delhaize Belgium received the second position in the annual price comparison study by the country's leading consumer organization. Transaction counts increased throughout the year. This resulted in market share gains on a weekly basis, from the start of 2009. Delhaize Belgium achieved a market share of 25.7% in 2009, putting it at the number one position in the country. (Source: AC Nielsen).

In 2009, Delhaize Belgium launched an assortment optimization model to offer the right products in the right stores, in the right place and in the right quantity to support local differentiation and store efficiency.

The new semi-automated distribution center for fresh products, opened in the fall of 2009, allows for store delivery of smaller quantities, benefiting the product quality and the profitable revenue growth of the growing segment of smaller proximity stores.

In 2009, **gross margin** of Delhaize Belgium increased by 78 basis points to 20.0% of revenues due to increased private brand sales, better supplier terms and improved inventory results. **Selling, general and administrative expenses** as a percentage of revenues increased by 33 basis points to 16.7% as a result of higher advertising costs and rents and depreciation due to new store openings, partly offset by cost savings generated through the *"Excel 2008-2010"* plan. As a result, the **operating margin** of Delhaize Belgium increased by 24 basis points to 4.0% of revenues and **operating profit** increased by 11.3%.

Total capital expenditures in Belgium amounted to EUR 115 million, a 1.7% decrease compared to last year.

* source: www.tradingeconomics.com

Number of Stores



738 | 775 | 792
2007 | 2008 | 2009

Revenues (in millions of EUR)



4 346 | 4 407 | 4 616
2007 | 2008 | 2009

Operating Margin (% of revenues)



3.8 | 3.8 | 4.0
2007 | 2008 | 2009

Dehaize Belgium became the value leader on the Belgian market.

OUTLOOK FOR 2010
❯ Open between 25 and 30 stores, including 4 new Red Market stores
❯ Remodel 20 stores
❯ Continue to execute *"Excel 2008-2010"* plan
❯ Reinforce value leadership



Greece

Store Network



As of December 31, 2009

     

	AB	City	Shop & Go	Food Market	ENA	Lion
Stores	152	13	20	19	10	2
Format	Company-operated supermarkets	Company-operated urban convenience store	Affiliated convenience store	Affiliated convenience store	Cash & carry stores	Low-cost supermarket
Surface range (sq.m.)	700-3 500	380-550	200-350	500-700	1 450-3 550	900-1 000
Number of products	13 500	4 200	4 000	6 000	8 500	3 000

	2009	2008	Change
Number of stores	216	201	**+15**
Revenues[1]	1 471	1 335	**+10.2%**
Operating profit[1]	59	46	**+28.0%**
Operating margin	4.0%	3.4%	**+56bps**
Capital expenditures[1]	57	88	**-35.3%**
Number of associates	9 586	8 821	**+8.7%**

[1] In millions of EUR

DELHAIZE GROUP AT A GLANCE   OUR STRATEGY   OUR ACTIVITIES IN 2009   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> FINANCIAL REVIEW **> BUSINESS REVIEW** > United States > Belgium **> Greece** > Rest of the World

Market Environment

In 2009, the Greek real gross domestic product* contracted by 2.5% compared to an increase of 2.9% prior year as a result of the global financial crisis and the increased instability of the Greek public finances. The unemployment rate* rose to 8.9%, compared to 7.7% in 2008. National food inflation amounted to 1.9%, compared to 5.4% in 2008.

Strategy

Alfa Beta stores offer a large assortment, including fresh and organic products and local specialties. Alfa Beta is known for its modern facilities, high quality service and convenience. The company operates a rapidly growing multi-format store network throughout Greece, including supermarkets, proximity stores and cash and carry stores. During the past two years, Alfa Beta reinforced its presence in the North of Greece through store openings and acquisitions.

Store Network

In 2009, Alfa Beta added 15 stores to its network to reach 216 stores at the end of the year. Alfa Beta acquired a small chain of 11 supermarkets and a distribution center, increasing its presence in Northern Greece. The objective is to convert all stores to Alfa Beta banners before the end of 2010.

Financial Performance

In 2009, Alfa Beta posted **revenues** of EUR 1.5 billion, a strong increase of 10.2% compared to 2008. This was the fourth consecutive year of double-digit revenue growth. Alfa Beta's performance continued to be outstanding, thanks to its excellent comparable store sales growth and the continued growth of its store network. Alfa Beta's market share increased from 14.8% in 2008 to 16.8% in 2009 (source: AC Nielsen).

During 2009, Alfa Beta continued to benefit from its great price position as a result of its price investments and increased promotional activities. The banner continued to improve its assortment variety, adding more than 450 new items to the private brand program. Alfa Beta opened a new distribution center for fresh products allowing for improved product quality, reductions in logistics' costs and higher efficiencies.

In 2009, **gross margin** increased by 116 basis points to 23.8% as a result of better supplier terms, improved inventory results and increased private brand sales. **Selling, general and administrative expenses** as a percentage of revenues increased by 21 basis points to 20.2% as a result of higher staff costs and depreciation. The **operating margin** of Alfa Beta increased by 56 basis points to 4.0%. **Operating profit** increased 28.0%.

Alfa Beta's total capital expenditures amounted to EUR 57 million in 2009, compared to EUR 88 million prior year.

* source: www.tradingeconomics.com

Number of Stores



159   201   216
2007   2008   2009

Revenues (in millions of EUR)



1 173   1 335   1 471
2007   2008   2009

Operating Margin (% of revenues)



4.4   3.4   4.0
2007   2008   2009



Alfa Beta strives to be the preferred Greek food retailer.

OUTLOOK FOR 2010

> Open between 13 to 18 stores
> Further reinforce differentiation in assortment and service



47



Rest of the World: Romania and Indonesia

Mega Image in Romania and Super Indo (51% owned by Delhaize Group) in Indonesia are both included in the "Rest of the World" segment of Delhaize Group. Both countries have their own go-to-market strategy, adapted to the local communities and markets.

DELHAIZE GROUP AT A GLANCE   OUR STRATEGY   **OUR ACTIVITIES IN 2009**   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> FINANCIAL REVIEW **> BUSINESS REVIEW** > United States > Belgium > Greece **> Rest of the World**

› Indonesia

Market Environment

Indonesia has weathered the global financial crisis relatively smoothly because of its heavy reliance on domestic consumption as the driver of economic growth. Indonesia joined China and India as the only G20 members posting growth during the crisis. Gross domestic product* increased by 4.4%, compared to 6.1% prior year. National food inflation decreased to 7.0% compared to 16.5% in 2008.

Strategy

Super Indo (51% owned by Delhaize Group) operates supermarkets in Jakarta, the capital of Indonesia and in other larger cities on the island of Java, such as Bandung and Yogakarta and on the island of Sumatra. Super Indo supermarkets are efficiently run stores which offer a wide variety of fresh products, with a focus on produce and fresh meat, at low prices. The offer of high-quality fresh meat is an important element of differentiation from the competition.

Store Network and Operations

At the end of 2009, the network of Super Indo included 66 stores, 3 more than in 2008. In 2010, Delhaize Group plans to extend the network in Indonesia by opening 17 to 22 stores.

During 2009, Super Indo upgraded the store lay-out and equipment, introduced bakery and juice corners and improved the assortment presentation, thus adding an additional modern touch to its stores. Super Indo continued to increase its private brand offering, including a local version of the value lines *365* and *CARE*. The banner developed its frozen and dairy category by adding more items to the range.

Super Indo continues to invest in its supply chain. The use of radio frequency - (RF) technology was stepped-up during 2008 through the introduction of a new ordering system for the stores. In 2009, the Company continued to centralize deliveries through its existing warehouses and decrease the number of direct supplier deliveries to the stores.

Super Indo has a strong company culture and significantly invests in people development. The company is very active in campus recruitment and strongly believes in career development throughout all levels of the organization.

* source: www.tradingeconomics.com

Indonesia - Number of Stores



2007	2008	2009
56	63	66

Store Network





As of December 31, 2009	
Stores	**66**
Area	Java, Sumatra
Format	Supermarket
Average surface (sq.m.)	975
Number of products	8 449

	2009	2008	**Change**
Number of stores	66	63	**+3**
Number of associates	4 438	4 319	**+2.8%**



OUTLOOK FOR 2010

› Add between 17 to 22 stores to the network
› Further develop private brand assortment
› Further improve supply chain systems





22   40   51

2007   2008   2009

Store Network



PLOIESTI

BUCHAREST

ILFOV   CONSTANZA

› Romania

Market Environment

In 2009, Romanian real gross domestic product* fell nearly 7% compared to an increase of 7% prior year. The unemployment rate increased to 7.6%, compared to 4.4% last year. National food inflation decreased to 3.3% compared to 11.9% in 2008.

Strategy

Mega Image operates neighborhood supermarkets that focus on variety, fresh offering, proximity and competitive prices. It particularly focuses on dense urban areas, with special attention to location convenience.

Store Network and Operations

At the end of 2009, Mega Image's store network counted 51 stores, or 11 stores more than at the end of 2008, due to the continued organic growth and the acquisition of 4 stores.

Mega Image's network is concentrated in the Romanian capital of Bucharest, one of the most densely populated areas in Europe. In 2009, Mega Image opened one Red Market store in Bucharest, its first low-cost store.

During 2009, Mega Image expanded its fresh offering by introducing bakery, deli and organic products. The banner offers the private brand ranges *365, CARE* and the house brands available from Delhaize Belgium and Alfa Beta and continues to add new products to these categories. Mega Image introduced a new private brand for traditional Romanian products, called "Gusturi Romanesti" ("Romanian Tastes").

Mega Image invested in its distribution centers, nearly doubling the existing floor capacity. This will facilitate further centralization of deliveries, reduce logistics costs and increase service levels to the stores.

* source: www.tradingeconomics.com

OUTLOOK FOR 2010

› Open 8-13 stores
› Further expand fresh offering and private brand assortment
› Expand network in Bucharest and beyond



As of December 31, 2009			
Stores			51
Area		Bucharest, Constanza, Ploiesti	
Format		Supermarket	
Average surface (sq.m.)		600	
Number of products		6 152	

	2009	2008	Change
Number of stores	51	40	**+11**
Number of associates	2 382	1 877	**+26.9%**

DELHAIZE GROUP AT A GLANCE   OUR STRATEGY   OUR ACTIVITIES IN 2009   CORPORATE GOVERNANCE STATEMENT   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

> FINANCIAL REVIEW > BUSINESS REVIEW > United States > Belgium > Greece > Rest of the World

› Rest of the World Segment Performance

Financial results of Mega Image in Romania and Super Indo in Indonesia are reported on a combined basis and represent the "Rest of the World" segment of Delhaize Group.

In 2009, the **revenues** of the Rest of the World segment (Romania and Indonesia) amounted to EUR 233 million, an increase of 27.3% versus the prior year at identical exchange rates.

In Romania, the continued development of the assortment, store modernization and the acquisition and successful conversion of 4 stores supported revenue growth, while the underlying sales trend suffered from the very weak economy.

In Indonesia, revenue growth was supported by strong comparable stores sales as a result of low prices, the modernization of the stores and development of the assortment.

The Rest of the World segment recorded an **operating loss** of EUR 1 million compared to an **operating profit** of EUR 3 million in 2008 due to higher staff costs and depreciation in Romania as a result of new store openings and La Fourmi remodelings.

Total capital expenditures of the Rest of the World segment amounted to EUR 13 million, compared to EUR 20 million prior year.

Revenues (in millions of EUR)



2007	2008	2009
165	201	233

Operating Margin (% of revenues)



2007	2008	2009
2.3	1.5	(0.3)

	2009	2008	Change
Revenues[1]	233	201	+15.5%
Operating profit[1]	(1)	3	-122.7%
Operating margin	(0.3%)	1.5%	-178bps
Capital expenditures[1]	13	20	-31.5%

[1] In millions of EUR



CORPORATE GOVERNANCE STATEMENT

›› BOARD OF DIRECTORS



Count Jacobs de Hagen (1940)
Chairman since 2003
Board member of Belgacom, SN Brussels Airlines
Former President of the Executive Committee of UCB
Former Chairman of the Board of UCB
Former Chairman of Federation of Enterprises in Belgium
Former President of BUSINESSEUROPE
Dr. at Laws, Master of Econ. Sciences
Elected 2003



Pierre-Olivier Beckers (1960)
President and CEO since 1999
President of the Belgian Olympic and Interfederal Committee
Co-Chairman of The Consumer Goods Forum
Board Member of Food Marketing Institute
Former Chairman of CIES
Master in Applied Economics, MBA
Elected 1995



Claire Babrowski (1957)
EVP and Chief Operating Officer of Toys "R" Us
Former COO and acting CEO of RadioShack
Former Senior EVP and Chief Restaurant Operations Officer of McDonald's Corp.
MBA
Elected 2006



Hugh G. Farrington (1945)
Former President and CEO of Hannaford
Former Vice Chairman of Delhaize America
Former Executive Vice President of Delhaize Group
BA in History, MA in Education
Elected 2005



François Cornélis (1949)
Vice Chairman of the Executive Committee of Total and President of Chemicals department
Chairman of the Royal Automobile Club of Belgium
Director of Sofina
Civil Engineer
Elected 2008



Robert J. Murray (1941)
Former Chairman, President and CEO of New England Business Service
Former EVP North Atlantic Group Gillette
Former Board member of Hannaford
Board member of LoJack Corp., The Hannover Insurance Group, IDEXX Laboratories, Tupperware Brands Corp.
Bachelor of Science in Business Administration, MBA
Elected 2001



Count Goblet d'Alviella (1948)
CEO of Sofina
Vice Chairman of the Board of Sofina
Board member at GDF Suez, Eurazeo, Danone, Caledonia Investments and Henex
Former Managing Director of Paine Webber Group
Commercial Engineer, MBA
Elected 2001



Didier Smits (1962)
Managing Director of Papeteries Aubry
Former Manager of Advanced Technics Company
Master in Econ. and Fin. Sciences
Elected 1996



Count de Pret Roose de Calesberg (1944)
Former CFO of Umicore and UCB
Board member of AB InBev, Umicore, UCB and Sibelco
Member of the Supervisory Board of Lesaffre & Cie
Commercial Engineer
Elected 2002



Jack L. Stahl (1953)
Former President and CEO of Revlon
Former President and COO of Coca-Cola
Former Group President and CFO of Coca-Cola North Americas
Former Board member at Schering-Plough
Board member of Dr. Pepper Snapple Group
Board member of non profit organizations
MBA
Appointed by the Board in 2008, Elected 2009



Jacques de Vaucleroy (1961)
CEO of the Northern, Central and Eastern Europe Region (NORCEE) of Axa (as of March 15, 2010)
Former Member Executive Board ING Group and CEO of ING Insurance Europe
Degree in Law, Master of Business Law
Elected 2005



Baron Vansteenkiste (1947)
CEO of Recticel (until April 1, 2010)
Chairman of the Board of Sioen
Former Chairman of the Board of Spector Photo Group and Telindus
Board member at Recticel, Spector Photo Group,
Ter Beke Vleeswaren, Companie du Bois Sauvage, Fortis Bank
Former Chairman of Federation of Enterprises in Belgium
Civil Engineer
Elected 2005

DELHAIZE GROUP AT A GLANCE   OUR STRATEGY   OUR ACTIVITIES IN 2009   **CORPORATE GOVERNANCE STATEMENT**   RISK FACTORS   FINANCIAL STATEMENTS   SHAREHOLDER INFORMATION

53

›› EXECUTIVE COMMITTEE



Pierre-Olivier Beckers (1960)
President and CEO Delhaize Group
Belgium's Bel 20 CEO of the Year 2009
Manager of the Year 2000 (Trends/Tendances)
Master in Applied Economics, MBA
Joined Delhaize Group in 1983



Michel Eeckhout (1949)
EVP Delhaize Group and CEO Delhaize Belgium
Master in Economics, Executive Master in General
Management
Joined Delhaize Group in 1978



Ronald C. Hodge (1948)
EVP Delhaize Group and CEO of Delhaize America Operations
BS in Business Administration
Joined Hannaford in 1980



Nicolas Hollanders (1962)
EVP of Human Resources and Organizational Development
Delhaize Group
Master in Law and Notary Law, Post Graduate in Economics
Joined Delhaize Group in 2007



Stéfan Descheemaeker (1960)
EVP and CFO Delhaize Group
Commercial Engineer
Joined Delhaize Group in 2009



Kostas Macheras (1953)
EVP Delhaize Group and CEO of Southeastern Europe
(effective January 15, 2010)
BA, MBA
Joined Alfa Beta in 1997



Richard A. Anicetti (1957)
EVP Delhaize Group and CEO of Delhaize America Shared
Services
BA in Political Science
Joined Hannaford in 1980



Michael R. Waller (1953)
EVP, General Counsel and General Secretary Delhaize Group
BA in Psychology, Juris Doctorate
Joined Delhaize America in 2000

The following former Directors and Executives have been granted an honorary title in gratitude for their contribution to Delhaize Group:

> Honorary Chairman and Chief Executive Officer: Chevalier Beckers, Baron de Vaucleroy

> Honorary Chairman and Director: Mr. Frans Vreys

> Honorary Director: Mr. Jacques Boël, Mr. Roger Boin, Baron de Cooman d'Herlinckhove, Mr. William G. Ferguson, Mrs. Victor Wolff-Vieujant

> Honorary General Secretary and Member of the Executive Committee: Mr. Jean-Claude Coppieters 't Wallant

> Honorary Members of the Executive Committee: Mr. Pierre Malevez, Mr. Arthur Goethals, Mr. Renaud Cogels

> Honorary Secretary of the Executive Committee: Mr. Pierre Dumont

The Delhaize Group Board of Directors and its management ensure that the Company serves the interests of its shareholders and other key stakeholders with the highest standards of responsibility, integrity and compliance with all applicable laws and regulations. Delhaize Group strives to continually earn investor confidence by being a leader in good corporate governance, complying with the law wherever it operates and providing clear, consistent and transparent communication about its strategy and performance. Upholding this commitment is in line with our high ethical standards and is important for our continued success.

Corporate Governance Charter of Delhaize Group

Delhaize Group follows the corporate governance principles described in the Belgian Code on Corporate Governance and adopted this Code as its reference Code. The Belgian Code on Corporate Governance is available at: www.corporategovernancecommittee.be.

In accordance with the recommendations and guidelines described in the Belgian Code on Corporate Governance, the corporate governance framework in which Delhaize Group operates is specified in Delhaize Group's Corporate Governance Charter.

The Corporate Governance Charter is reviewed and updated from time to time. The latest update of the Charter is available on the Company's website (www.delhaizegroup.com). The Corporate Governance Charter of Delhaize Group includes the rules and policies of the Company, which together with applicable law, the securities exchange rules and the Company's Articles of Association, govern the manner in which the Company operates.

While the Company refers to its Corporate Governance Charter for its corporate governance framework, this Corporate Governance Statement in the annual report focuses, as recommended by the Belgian Code on Corporate Governance, on factual information relating to the Company's corporate governance, including changes in the Company's corporate governance structure together with relevant events that took place during 2009.

The Board of Directors

Mission of the Board of Directors

The Board of Directors of Delhaize Group is responsible for the strategy and the management of the Company in its best corporate interests. This responsibility includes the maximization of shareholder value, including the optimization of long-term financial returns, while also taking into account the responsibilities the Company has to its customers, associates, suppliers and the communities where it operates. To achieve this, the Board of Directors, as the Company's ultimate decision-making body, is entrusted with all powers that are not reserved by law to the General Meeting of shareholders.

The Terms of Reference of the Board are attached as Exhibit A to the Company's Corporate Governance Charter.

Composition of the Board of Directors

On December 31, 2009, the Board of Directors of Delhaize Group consisted of 12 members, including 11 non-executive directors and one executive director. As indicated in the Terms of Reference of the Board of Directors, the Board periodically reviews the Board membership criteria in the context of the current make-up of the Board and its committees against current and future conditions and circumstances. This assessment is made on the basis of knowledge, experience, integrity, diversity, complementary skills such as understanding of retail, finance and marketing, and willingness to devote adequate time to Board duties. At all times, at least one member of the Board and the Audit Committee must be an "audit committee financial expert" as defined by U.S. federal securities laws.

Evaluation of the Board of Directors

Periodically, and at least every two years, the Board evaluates its overall performance. In the Board's view, this is best accomplished by the entire Board under the leadership of the Chairman, with the assistance of the Remuneration and Nomination Committee and of an external specialist when deemed appropriate. Generally, the assessments are done at the same time as the review of Board membership criteria. The purpose of this assessment is to enhance the effectiveness of the Board as a whole and should specifically review areas in which the Board and/or the management believe the Board may be more effective. The review of the Board as a whole necessarily includes consideration of each director's overall contribution to the work of the Board. The results of each Board evaluation are discussed with the full Board. Additionally, each Committee of the Board conducts an evaluation periodically, and at least every two years, of such Committee's performance and reports the results of the evaluation to the Board.

The performance of individual directors is reviewed by the Remuneration and Nomination Committee when a director is being considered for re-nomination. The Remuneration and Nomination Committee chooses the method and criteria for these reviews. If, at any time, the Board determines that an individual director is not meeting the established performance standards and qualification guidelines, or his or her actions reflect poorly upon the Board and the Company, the Board may request the resignation of the non-performing director.

Delhaize Group Board of Directors and Committee Membership in 2009

Name (year of birth)	Position	Director Since	Term Expires	Membership Audit Committee	Membership Remuneration and Nomination Committee
Count Jacobs de Hagen (1940)	Chairman[1]	May 2003	2012		Chair
Pierre-Olivier Beckers (1960)	President, Chief Executive Officer, and Director	May 1995	2012		
Claire Babrowski (1957)	Director[1]	May 2006	2012	X	
François Cornélis (1949)	Director[1]	May 2008	2011		
Count de Pret Roose de Calesberg (1944)	Director[1]	May 2002	2011	X	
Jacques de Vaucleroy (1961)	Director[1]	May 2005	2011		
Hugh G. Farrington (1945)	Director[1]	May 2005	2011		X
Count Goblet d'Alviella (1948)	Director[1]	May 2001	2010		X
Robert J. Murray (1941)	Director[1]	May 2001	2010	Chair	X
Didier Smits (1962)	Director	May 1996	2012		
Jack L. Stahl (1953)	Director[1]	August 2008	2010	X[2]	
Baron Vansteenkiste (1947)	Director[1]	May 2005	2011		

[1] Independent director under the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules.
[2] Mr. Stahl joined the Audit Committee effective May 28, 2009 in replacement of Mr. Smits who resigned as member of the Audit Committee as of that date because he is no longer independent under the Belgian Company Code

Activity Report of the Board in 2009

In 2009, the Board of Directors met six times. All directors were present at all of those meetings with the exception of Mr. Jacques de Vaucleroy, who was excused at one meeting, and Mr. François Cornélis, who was excused at two meetings.

In 2009, the Board's activities included, among others:

> Regular closed sessions with and without the Chief Executive Officer of Delhaize Group
> Two-day annual strategic session on key strategic issues and related follow-up discussions
> Approval of the annual budget and the three-year financial plan
> Regular business reviews
> Review of forecasts
> Review and approval of quarterly and annual financial statements
> Adoption of the annual accounts including proposed allocation of profits and dividend proposal, the consolidated financial statements, Management's Report on the annual accounts and the consolidated financial statements, and the annual report

> Approval of revenues and earnings press releases
> Approval of the publication of the Corporate Responsibility Report 2008
> Review and decision on possible acquisitions and divestitures
> Regular review and update on treasury matters
> Reports of Committee Chairmen and decisions on Committee recommendations
> Call and adoption of the agendas of the Extraordinary and Ordinary General Meetings
> Nomination of directors for renewal of their directors' mandate and assessment of their independence
> Approval of senior notes offering
> Approval of tender offer by subsidiary on publicly held shares of Alfa Beta
> Review of the Terms of Reference of the Board of Directors and of its committees

Nomination and Tenure of Directors

As a general rule, under Belgian law, directors are elected by majority vote at the ordinary general meeting for a term of up to six years. From 1999 to 2009, the Company set the length of director terms for persons elected during such period at a maximum of three years. Pursuant to a recent Belgian law, a director is not independent if such person is elected to more than three successive terms or more than twelve years. In March 2010, the Board of Directors decided to set the term of the mandate of directors starting with elections in 2010 to three years for the first term, then four years for subsequent terms, which would permit a non-executive director who is otherwise independent to serve a total of eleven years before such director would no longer be considered independent under Belgian law. The term of directors who are not considered independent by the Board of Directors at the time of their election has been set by the Board at three years. Unless otherwise decided by the Board, a person who is up for election to the Board and who would turn age 70 during the Company's standard director term length may instead be elected to a term that would expire at the ordinary general meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The Ordinary General Meeting held on May 28, 2009 decided to renew the director's mandate of Mrs. Claire Babrowski, Mr. Pierre-Olivier Beckers, Count Jacobs de Hagen and Mr. Didier Smits, each for a three-year term.

Proposed Renewal of Director Mandates

Upon recommendation of the Remuneration and Nomination Committee, the Board will propose the renewal of the mandate of (i) Robert J. Murray for a term of two years, (ii) Count Goblet d'Alviella for a term of three years and (iii) Jack L. Stahl for a term of four years to the shareholders for approval at the Ordinary General Meeting to be held on May 27, 2010.

Independence of Directors

In March 2010, the Board of Directors considered all criteria applicable to the assessment of independence of directors under the Belgian Company Code, the Belgian Code on Corporate Governance and the New York Stock Exchange (NYSE) rules. Based on the information provided by all directors regarding their relationships with Delhaize Group, the Board of Directors determined that all directors, with the exception of Pierre-Olivier Beckers and Didier Smits, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules.

Based on determinations made up to and including the Ordinary General Meeting of 2009, the shareholders have determined that all current directors are independent under the criteria of the Belgian Company Code, with the exception of Didier Smits and Chief Executive Officer Pierre-Olivier Beckers. Such determinations have been made, as applicable, either upon a director's election or re-election to the Board by an Ordinary General Meeting or at the Ordinary General Meeting held in 2004 under applicable transition rules.

Effective May 2009, Didier Smits is no longer independent under the criteria of the Belgian Company Code because he has served on the Board of Directors as non-executive director for more than three consecutive terms.

At the Ordinary General Meeting of May 27, 2010, the Board will propose that the shareholders acknowledge that Jack L. Stahl is independent within the meaning of the Belgian Company Code.

Committees of the Board of Directors
The Board of Directors has two standing committees: the Audit Committee and the Remuneration and Nomination Committee. The table on page 55 provides an overview of the membership of the standing committees of the Board of Directors. The committees annually review their Terms of Reference and recommend any proposed changes to the Board of Directors for approval.

Audit Committee
The Audit Committee was appointed by the Board to assist the Board in monitoring the integrity of the financial statements of the Company, the Company's compliance with legal and regulatory requirements, the Statutory Auditor's qualification and independence, the performance of the Company's internal audit function and Statutory Auditor, and the Company's internal controls and risk management. The Audit Committee's specific responsibilities are set forth in the Terms of

Reference of the Audit Committee, which are attached as Exhibit B to the Company's Corporate Governance Charter.

The Audit Committee is composed solely of non-executive directors, and all of them are independent pursuant to the Belgian Company Code, the Belgian Code on Corporate Governance, the SEC rules and the NYSE rules. The composition of the Audit Committee can be found in the table on page 55. The Board of Directors has determined that Mr. Robert J. Murray, Count de Pret Roose de Calesberg, Mrs. Claire Babrowski and Mr. Jack L. Stahl are "audit committee financial experts" as defined under applicable U.S. law. The Remuneration and Nomination Committee and the Board of Directors have adequately considered the competence and the skills of the members of the Audit Committee on an individual as well as on a collective basis and considered that such members meet all the required competencies and skills to exercise the functions pertaining to the Audit Committee. Most members of the Audit Committee are holders of a master's degree in Business Administration and most members of the Audit Committee have held or continue to hold a position as Chief Executive Officer, Chief Financial Officer or Chief Operating Officer in multinational groups. All members of the Audit Committee are considered to be experts in accounting and auditing for Belgian law purposes.

In 2009, the Audit Committee met five times. All members of the Audit Committee attended all of those meetings.

The activities of the Audit Committee in 2009 included, among others:
> Review of financial statements and related revenues and earnings press releases
> Review of the effect of regulatory and accounting initiatives and any off-balance sheet structures on the financial statements
> Review of changes, as applicable, in accounting principles and valuation rules
> Review of the Internal Audit Plan
> Review of Management's Representation Letter
> Review of the Audit Committee Charter Required Actions Checklist
> Review of reports concerning the policy on complaints (SOX 301 Reports Policy/Sentinel line)

> Review of SOX 404 compliance plan for 2009
> Review of reports provided by the General Counsel
> Review and evaluation of the lead partner of the independent auditor
> Holding separate closed sessions with the independent auditor and with the Company's Chief Audit Officer
> Review and approval of the Policy for Audit Committee Pre-Approval of Independent Auditor Services
> Review of required communications from the independent auditor
> Review and approval of the Statutory Auditor's global audit plan for 2009
> Review of the Audit Committee Terms of Reference

Remuneration and Nomination Committee
The responsibilities, composition and activities of the Remuneration and Nomination Committee are discussed under the section "Remuneration Report" in this Statement.

Executive Management
Chief Executive Officer and Executive Committee
Delhaize Group's Chief Executive Officer, Pierre-Olivier Beckers, is in charge of the day-to-day management of the Company with the assistance of the Executive Committee (together referred to as "Executive Management"). Under Belgian law, the Board of Directors has the power to delegate under certain conditions its global management authority to a management committee ("comité de direction/directiecomité"). However, the Board of Directors of Delhaize Group has never delegated its global management authority to the Executive Committee. The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of the Company. The Terms of Reference of Executive Management are attached as Exhibit D to the Company's Corporate Governance Charter.

The composition of the Executive Committee can be found on page 53 of this report.

The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the sole member of the Executive Committee who is also a member of the Board of Directors of Delhaize Group.

Remuneration Report

Delhaize Group wants to provide its shareholders and all other stakeholders with consistent and transparent information on executive compensation.

In this remuneration report we include information on the following topics:
> the applied remuneration policy during 2009;
> the role and involvement of various parties in executive compensation analysis and the related decision-making processes;
> director remuneration;
> Executive Management compensation; and
> share ownership guidelines.

Remuneration Policy applied during 2009

During the reported year, the Company applied the remuneration policy for directors and Executive Management as it can be found in Exhibit E of the Corporate Governance Charter posted on the Company's website at www. delhaizegroup.com. No changes have been made in the Remuneration Policy during 2009.

Delhaize Group strongly believes in rewarding talent and experience. Accordingly, Delhaize Group's remuneration policy is designed to provide incentives for delivering strong growth and high returns for shareholders so that we can attract and retain talented directors and executives.

The policy's goal is to reward individual and Company performance in a manner that aligns the interests of the Company's executives, directors and shareholders while also taking into account market practices and the differences between the Group's operating companies. Delhaize Group has consistently applied this policy in the past years.

Role and Involvement of Various Parties in Executive Compensation Analysis and Decisions
Role of Remuneration & Nomination Committee
The Remuneration & Nomination Committee's specific responsibilities are set forth in the

Terms of Reference of the Remuneration and Nomination Committee ("the RNC"), which are attached as Exhibit C to the Company's Corporate Governance Charter.

The RNC is composed solely of non-executive directors, and all of them are independent pursuant to the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules. The composition of the RNC can be found in the table on page 55.

In 2009, the RNC met five times. All RNC members attended all of those meetings.

The RNC reviewed and approved all components of Company executive pay and made recommendations to the Board of Directors.

The activities of the RNC in 2009 included among others:
> review of and recommendation for senior management compensation individually and review of variable remuneration for other levels of management in the aggregate
> review of the application of the share ownership guidelines (applicable as of 2008)
> recommendation for Board approval of director nominations and directors' compensation
> recommendation of approval of 2008 annual incentive bonus funding (payout in 2009)
> review of and recommendation on long-term incentive programs
> recommendation on 2009 Board remuneration
> recommendation on renewal of director mandates and review of independence qualifications
> review of and recommendation on independence of Board members
> review of and recommendation on design and implementation of Belgian retirement plan
> review of the RNC Terms of Reference

Role of Executive Officers in Executive Compensation Decisions
The Company's Chief Executive Officer makes recommendations concerning compensation for all senior executives other than himself, and presents those recommendations to the RNC. The compensation recommendations take the results of the annual performance review for

each executive into account. The Company's Executive Vice President for Human Resources assists the Chief Executive Officer in this process.

Role of Outside Compensation Consultant
During 2009, and as in years before, the Company hired an independent compensation consultant to assist the RNC in its understanding and review of market practices. This consultant worked with Company management to obtain background information and related support in formulating recommendations.

Director Remuneration
The Company's directors are remunerated for their services with a fixed annual amount, decided by the Board of Directors, and not to exceed the maximum amounts set by the Company's shareholders. The maximum amount approved by the shareholders is EUR 80 000 per year, per director, increased with an additional amount of up to EUR 10 000 per year for the Chairman of any standing committee of the Board and increased with an amount of up to EUR 5 000 per year for services as a member of any standing committee of the Board. For the Chairman of the Board, the maximum amount is EUR 160 000 per year (including any amount due as Chairman or member of any standing committee).

Directors do not receive any remuneration, benefits, equity-linked consideration or other incentives from the Company other than their remuneration for their service as Director for the Company. For some non-Belgian Board members, the Company pays a portion of the cost of preparing the Belgian and U.S. tax returns for such directors. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any member of the Board.

Individual director remuneration for the fiscal years 2009, 2008 and 2007 is presented in the table on page 58. All amounts presented are gross amounts before deduction of withholding tax.

(in EUR)	2007	2008	2009
Non-Executive Directors			
Count Jacobs de Hagen	150 000	160 000	160 000
Claire Babrowski	79 000[1]	85 000	85 000
François Cornélis	0	48 791[2]	80 000
Count de Pret Roose de Calesberg	80 000	85 000	85 000
Jacques de Vaucleroy	75 000	80 000	80 000
Hugh G. Farrington	80 000	85 000	85 000
Count Goblet d'Alviella	80 000	85 000	85 000
Robert J. Murray	90 000	95 000	95 000
Dr. William L. Roper	75 000	46 739[3]	0
Didier Smits	80 000	85 000	82 033[4]
Jack L. Stahl	0	33 261[5]	82 967
Baron Vansteenkiste	75 000	80 000	80 000
Total Non-Executive Directors	**864 000**	**968 791**	**1 000 000**
Executive Director			
Pierre-Olivier Beckers[6]	75 000	80 000	80 000
Total	**939 000**	**1 048 791**	**1 080 000**

[1] Prorated: Ms Babrowski became member of the Audit Committee effective March 14, 2007.
[2] Prorated: Mr Cornélis became member of the Board of Directors effective May 22, 2008.
[3] Prorated: Mr Roper resigned from the Board of Directors effective July 31, 2008.
[4] Prorated: Mr Smits resigned from the Audit Committee effective May 28, 2009.
[5] Prorated: Mr Stahl became member of the Board of Directors effective August 1, 2008 and member of the Audit Committee effective May 28, 2009.
[6] The amounts solely relate to the remuneration of the executive director and exclude his compensation as CEO that is separately disclosed below.

Executive Management Compensation
The term "Executive Management" refers to the individuals who are members of the Delhaize Group Executive Committee.

Delhaize Group's Remuneration Policy is tailored to emphasize the delivery of strong annual earnings growth as well as sustained increases in shareholder value in the long term. Short-term performance is rewarded in cash while long-term performance is rewarded through a combination of cash and equity-based instruments. In the following paragraphs, we outline in detail the different components of Executive Management compensation and illustrate its evolution over time.

The executive compensation package includes the following components:
> base salary;
> annual bonus;
> long-term incentives ("LTI"); and
> other benefits, retirement and post-employment benefits.

When determining a compensation package, the RNC considers all of these elements.

In general, these components can be categorized as either fixed or variable. The base salary and other benefits, retirement and post-employment benefits are considered fixed. The annual bonus and the different components of the long-term incentives are considered variable.


Fixed
- Base Salary
- Other Benefits
Variable
Short-Term
- Annual Bonus
Long-Term (LTI)
- Stock Options / Warrants
- Restricted Stock Unit Awards
- Performance Cash Grants

Delhaize Group believes that the current proportion of fixed versus variable pay offers its executives the right incentives to optimize both the short-term and long-term objectives of the Company and its shareholders.

The following graphs illustrate the proportion of fixed versus variable compensation for both the CEO and other members of Executive Management. These charts reflect base salary, annual bonus and performance cash components granted in 2009.

Fixed vs Variable Compensation for the CEO


Fixed - 32.6%
Variable - 67.4%

Fixed vs Variable Compensation for the Other Members of Executive Management


Fixed - 45.5%
Variable - 54.5%

The tables used in the following sections of this report are **based on the actual payments received during the year and not on the amounts granted for the year**, i.e., 2009 payments include cash received based on annual bonus earned in 2008 and performance cash grants received over the performance period 2006-2008.

The following graphs illustrate the split of the variable remuneration paid per component for the CEO and other members of Executive Management.

Variable Compensation CEO by Component
(in millions of EUR)



Variable Compensation to Other Members of Executive Management by Component
(in millions of EUR)



Base Salary

Base salary is a key component of the compensation package, both on its own and because annual target awards and long-term incentive awards are denominated as percentages of base salary.

Base salaries are established and adjusted as a result of an annual review process. This review process considers market practices. In view of the economical circumstances the RNC in 2009 decided to freeze the base salary for the CEO and most of the other members of Executive Management. The following table summarizes base salary paid to the CEO and the other members of Executive Management for the period 2007-2009.

Base Salary (in millions of EUR)



Base Salary[1] (in millions of EUR)	CEO	Others Members of Executive Management[2]	
		Number of persons	Payout
2009	0.9	7	3.1
2008	0.9	7	2.9
2007	0.9	9	3.3

[1] Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company.

[2] For 2007 these numbers include the pro-rata share of compensation of Arthur Goethals and Joyce Wilson-Sanford who retired from their Executive positions on June 30, 2007 and the pro-rata share of compensation of the member of the Executive Management appointed on February 26, 2007. For 2008 they include the pro-rata share of compensation of Craig Owens who left the Company on September 30, 2008.

Annual Bonus

The annual bonus rewards short-term performance of the Executive Management. The annual bonus is a cash award for achieving performance goals related to the individual and the Company. The annual bonus is a variable part of executive compensation.

Annual Bonus (in millions of EUR)



The annual bonus paid in a year is a reflection of performance during the previous year against Board approved targets. The target bonus for the current year is expressed as a percentage of the annual base salary of the individual for that year. The annual bonus effectively paid is based on the performance against Board approved targets for Profit before Tax ("PBT").

Delhaize Group uses a scale to correlate actual performance with target performance to determine the bonus payment. For the 2009 payment, 80% of the target performance level needed to be reached in order to receive a bonus payment equal to 50% of the target bonus payment. The bonus payment levels increase as performance exceeds 80% of the target performance level. If performance reaches or exceeds 110% of the target performance level, the bonus payment will equal 125% of the target bonus payment, which represents the maximum payment level. If the actual performance does not reach 80% of the target performance level, the payment of a bonus is entirely at the discretion of the Board of Directors upon recommendation of the RNC. The following graph illustrates how this scale works.

Bonus Payout (in %)



The annual bonus for the CEO depends on the results at the consolidated Group level. For the other members of Executive Management the annual bonus payment is correlated to their respective responsibilities. These can be at the consolidated Group level or at a level that is a mix of operating companies, regions and the consolidated Group level.

The table below shows an overview of the Annual Bonus amounts paid during 2009, 2008 and 2007 (based on the performance of the year before).

Annual Bonus* (in millions of EUR)	CEO	Others Members of Executive Management	
		Number of persons	Payout
2009	0.6	7	1.4
2008	0.7	7	1.8
2007	0.7	9	1.8

* Amounts are gross before deduction of withholding taxes and social security levy.

In 2010, the CEO and other members of the Executive Management will receive payment of their annual bonus related to their performance during 2009. In accordance with the above scale, the CEO will be paid EUR 0.7 million and the other members of the Executive Management in the aggregate will be paid EUR 1.6 million (these amounts are gross before deduction of withholding taxes and social security levy).

Long-Term Incentives
The long-term incentive plan is designed to retain the Executive Management team and reward long-term success of the Group. Delhaize Group's long-term incentive plan consists of three components.
> Stock options and warrants;
> Restricted stock unit awards (mostly applicable in the U.S.); and
> Performance cash grants.

These components typically constituted approximately 25%, 25% and 50% of the total value of long-term incentives, respectively.

Stock Options / Warrants
In 2009, 175 795 stock options were granted to the Executive Management of Delhaize Group. The exercise price per share for the stock options granted in 2009 amounted to EUR 50.03 for options on ordinary shares traded on Euronext Brussels and USD 70.27 for options related to the Company's American Depositary Shares traded on the New York Stock Exchange.

The options granted in June 2009 under the Delhaize Group 2002 Stock Incentive Plan for executives of the Group's U.S. operating companies vest in equal annual installments of one third over a three-year period following the grant date. Options granted in June 2009 under the 2007 Stock Option Plan for other executives vest at the end of a three-and-a-half-year period following the grant date ("cliff vesting").

For more details on the share-based incentive plans see Note 29 in the financial statements.

The value of the stock option grant determines the number of options awarded. The value is determined each year at the time of the grant using the Black-Scholes formula. The value of the stock option may vary from year to year. As a result, the total number of options granted can also be different from year to year.

The following table shows the number of stock options granted to the CEO and the different members of the Executive Management team during the period 2007-2009.

Number of Stock Options Awarded

	2007	2008	2009
Pierre-Olivier Beckers	26 216	42 000	35 000
Rick Anicetti	17 982	26 900	27 188
Renaud Cogels	11 475	18 000	16 566
Stéfan Descheemaeker	0	0	32 306*
Michel Eeckhout	3 400	16 500	16 451
Arthur Goethals	8 500	0	0
Ron Hodge	13 012	19 500	19 655
Nicolas Hollanders	10 910	10 500	9 633
Craig Owens	16 283	24 200	0
Michael Waller	12 574	18 800	18 996
Joyce Wilson-Sanford	2 227	0	0
TOTAL	122 579	176 400	175 795

*Including special signing grant as foreseen in his employment conditions.

During 2009, the members of Executive Management exercised 20 209 stock options and no stock options lapsed. The following table shows the number of stock options exercised for the CEO and other members of the Executive Management.

Stock Options Exercised	2009
Pierre-Olivier Beckers	17 959
Rick Anicetti	0
Renaud Cogels	0
Michel Eeckhout	2 250
Ron Hodge	0
Nicolas Hollanders	0
Stéfan Descheemaeker	0
Michael Waller	0
TOTAL	20 209

Restricted Stock Unit Awards
The restricted stock unit awards granted in 2009, represent a commitment of the Company to deliver shares of the Company's stock to the award recipient, at no cost to the recipient (one restricted stock unit equals one ordinary share). The shares are delivered over a five-year period starting at the end of the second year after the award. These shares can be sold by the award recipient at any time following the delivery of the shares consistent with the guidelines and restrictions contained in the Company's trading policies.

The value of the restricted stock unit grant determines the number of units awarded. The value is determined each year on the date of the award based on the stock price on the grant date. The value of the restricted stock unit award may vary from year to year. As a result, the total number of restricted stock units granted can also be different from period to period.

The next table shows the number of restricted stock units granted to the Chief Executive Officer and the different members of the Executive Management team during the period 2007-2009.

Number of Restricted Stock Units Awarded

	2007	2008	2009
Pierre-Olivier Beckers	8 445	12 234	12 234
Rick Anicetti	5 305	7 109	7 564
Renaud Cogels	0	0	0
Stéfan Descheemaeker	0	0	7 024*
Michel Eeckhout	0	0	0
Ron Hodge	3 839	5 139	5 468
Nicolas Hollanders	0	1 660	1 584
Craig Owens	4 804	6 437	0
Michael Waller	3 710	4 967	5 285
Joyce Wilson-Sanford	657	0	0
TOTAL	26 760	37 546	39 159

*Including special signing grant as foreseen in his employment contract.

Performance Cash Grant

The long-term incentive plan includes a component which can result in a cash payment in the period following a three-year performance period. The value of the performance cash award granted each year, referred to as the "target award," is based on the face value of the award at the time of the grant, i.e., at the beginning of each three-year period. For example, the payment done in 2009 is based on achievements against targets set in 2006. The amount of the cash payment at the end of the three-year performance period is dependent on performance by the Company against Board-approved financial targets for return on invested capital ("ROIC") and compound annual revenue growth. These metrics are key performance indicators which the Company considers to be closely correlated to building long-term shareholder value. The relative weight for these metrics is 70% for ROIC and 30% for revenue growth.

The Company sets these targets each year based upon its growth expectations for the ensuing three-year performance period. Participants receive the "target award" in cash if the performance targets are achieved. Cash payments are reduced for performance below the targets and are increased if performance exceeds the targets. The Board of Directors determines the performance target goals every year. These performance target goals include minimum threshold performance goals below which no cash payment will occur, and the maximum award levels if the performance targets are exceeded.

Participants may receive up to 150% of the target cash award if actual performance reaches or exceeds 120% of the performance targets for both ROIC and revenue growth. At the end of each three-year period, actual ROIC and revenue growth are measured against the performance targets for both metrics and the actual payout is calculated. The cash payment occurs in the year following the end of the three-year period. For example, the amounts paid in 2009 relate to the achievement of the goals determined for the period 2006-2008. This principle is illustrated in the following graph.

Payout Range (in %)



The following table shows the amounts paid in the years 2007-2009 for the performance over the respective periods 2004-2006, 2005-2007 and 2006-2008.

Performance Cash Grant[1] (in millions of EUR)	CEO	Others Members of Executive Management	
	Payout[2]	Number of persons	Payout[2]
2009	1.0	7	2.2
2008	0.4	7	1.0
2007	0.5	9	1.6

(1) Amounts are gross before deduction of withholding taxes and social security levy.
(2) Payout in year N for the performance of the previous 3 years.

Performance Cash Grant (in millions of EUR)



Other Benefits, Retirement and Post-employment Benefits

Other benefits include the use of company-provided transportation, employee and dependent life insurance, welfare benefits and an allowance for financial planning for U.S. members of the Executive Management. Delhaize Group believes these benefits are appropriate for Executive Management's responsibilities and believes these are consistent with the Group's philosophy and culture and market practices.

The members of Executive Management benefit from corporate pension plans, which vary regionally. The European members participate in a defined benefit group insurance plan. This European plan is contributory and based on the individual's career length with the Company. U.S. members of Executive Management participate in pension plans and defined benefit plans at their respective operating companies. During the year 2010, the members of Executive Management will be offered the option to participate in the defined contribution plan, or continue the current defined benefit plan. The amounts paid by the Company are included in the summary table on page 62.

Summary of Total Compensation Paid

The following table summarizes the components described in the paragraphs above and that represent a cash payment during the year.

(in millions of EUR)[1]	CEO			Other Members of Executive Management[2]		
	2007	2008	2009	2007	2008	2009
Base Salary	0.9	0.9	0.9	3.3	2.9	3.1
Annual Bonus[3]	0.7	0.7	0.6	1.8	1.8	1.4
LTI - Performance Cash Grants[4]	0.5	0.4	1.0	1.6	1.0	2.2
Other Short-Term Benefits	0.04	0.05	0.06	0.2	0.2	0.2
Retirement and Post-Employment Benefits	0.4	0.4	0.4	1.0	1.8	2.8
TOTAL	**2.54**	**2.45**	**2.96**	**7.90**	**7.70**	**9.70**

[1] Amounts are gross before deduction of withholding taxes and social security levy.
[2] Included 7, 7 and 9 members in 2009, 2008 and 2007 respectively.
[3] Based on the performance of Year-1.
[4] Based on the performance of the preceeding 3 years.

Total CEO Compensation Components
(in millions of EUR)



Retirement and Post-Employment Benefits
Other Short-Term Benefits
LTI - Performance Cash Grants
Annual Bonus
Base Salary

Total Compensation Components for Other Members of Executive Management
(in millions of EUR)



Retirement and Post-Employment Benefits
Other Short-Term Benefits
LTI - Performance Cash Grants
Annual Bonus
Base Salary

Share Ownership Guidelines

Delhaize Group believes that Executive Management should be encouraged to maintain a minimum level of share ownership in order to align the interests of the shareholders and Executive Management. In 2008, the Board of Directors adopted share ownership guidelines based on the recommendation of the RNC.

Under these guidelines and during their active employment, the Chief Executive Officer and the other members of Executive Management are expected to acquire and maintain ownership of Delhaize Group stock equal to a multiple of the annual base salary. These multiples are set as follows:

Multiple of Annual Base Salary	
Chief Executive Officer	300%
Executive Management USD payroll	200%
Executive Management EUR payroll	100%

The difference between U.S.-based and European-based management is due to the different market practices in these regions and the differences between the instruments available for Executive Management remuneration. In the U.S., equity-based compensation is more widely encouraged than in Europe.

Executive Management is expected to achieve the share ownership levels by the end of 2012. New members of Executive Management will be allowed a period of five years to achieve the recommended share ownership levels.

The RNC will monitor the compliance with these Guidelines at least once a year. The Board of Directors is currently satisfied with the progress that has been made so far.

Main Contractual Terms of Hiring and Termination of Executive Management

The Company's Executive Management, in accordance with employment-related agreements and applicable law, is compensated in line with the Company's Remuneration Policy and is assigned duties and responsibilities in line with current market practice for its position and with the Company's Terms of Reference of Executive Management.

Executive Management is required to abide by the Company's policies and procedures, including the Company's Guide for Ethical Business Conduct, and subject to confidentiality and non-compete obligations to the extent authorized by law. Executive Management is also subject to other clauses typically included in employment agreements for executives.

The employment agreements of the Chief Executive Officer and other members of Executive Management who have a Belgian employment contract, do not provide for a severance payment in case of termination. Should the employment be terminated, the parties will negotiate in good faith to determine the terms and conditions applicable to such termination. In case of disagreement, the case will be settled by the Courts applying Belgian law.

For the U.S. members of Executive Management, their contracts provide the payment of two to three times the base salary and annual incentive bonus of the Executive Manager and the continuation of the Company health and welfare benefits for a comparable period in the event of the termination of their employment by the Company without cause or by an Executive Manager for good reason. The termination would also result in accelerated vesting of all or substantially all of the long-term incentive awards.

Shareholders

Each holder of Delhaize Group ordinary shares is entitled to attend any general meeting of shareholders and to vote on all matters on the agenda, provided that such holder complies with the formalities specified in the notice for the meeting.

To vote at a general meeting of shareholders, a Delhaize Group shareholder must deposit his or her Delhaize Group ordinary shares for which voting rights will be exercised with Delhaize Group's registered office, or such other place as specified in the notice for the meeting, at least four business days prior to such meeting. One share is entitled to one vote.

Similarly, a holder of Delhaize Group American Depositary Shares ("ADSs") who gives voting instructions to the depositary must arrange for blocking transfers of those ADSs during the period from the date on which such voting instructions are received by the depositary until the day after such meeting.

Belgian law does not require a quorum for the ordinary general meetings of shareholders. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting.

Resolutions to amend any provision of the Articles of Association, including any decision to increase the capital or an amendment which would create an additional class of shares, require a quorum of 50% of the issued capital at an extraordinary general meeting (provided that if this quorum is not reached, the Board may call a second extraordinary general meeting for which no quorum is required), as well as the affirmative vote of at least 75% of the shares present or represented and voting at the meeting, or 80% of such shares if the amendment would change Delhaize Group's corporate objective or authorize the Board to repurchase Delhaize Group ordinary shares.

Extraordinary General Meeting of April 29, 2009

The Board called an Extraordinary General Meeting on April 29, 2009, which confirmed Mr. Jack L. Stahl's appointment as a director until the expiration of the term he fills in replacement of Dr. William L. Roper, which is the end of the Ordinary General Meeting of May 27, 2010. Since the required quorum was not achieved for the other items of the agenda, no other decisions were taken during that meeting, and a second Extraordinary General Meeting, which was combined with the Ordinary General Meeting into a single meeting, was called with the same agenda, except Jack L. Stahl's appointment, on May 28, 2009. The minutes of the Extraordinary General Meeting of April 29, 2009, including the voting results, are available on the Company's website together with all other relevant documents from such meeting.

Ordinary and Extraordinary General Meeting of May 28, 2009

The Ordinary General Meeting is held annually at the call of the Board of Directors. The Ordinary and Extraordinary General Meeting of 2009 was held on May 28, 2009. During the Ordinary General Meeting portion of the meeting, the Company's management presented the Management Report, the report of the statutory auditor and the consolidated annual accounts. The Ordinary General Meeting then approved the non-consolidated annual accounts of fiscal year 2008 and discharged the Company's directors and the Statutory Auditor of liability

for their mandate during 2008. The Ordinary General Meeting decided to renew the director's mandate of Mrs. Claire Babrowski, Mr. Pierre-Olivier Beckers, Count Jacobs de Hagen and Mr. Didier Smits each for a three-year term. The Ordinary General Meeting acknowledged Mrs. Claire Babrowski, Count Jacobs de Hagen and Mr. Jack L. Stahl as independent directors under the Belgian Company Code. Additionally, the Ordinary General Meeting approved a provision allowing for early redemption upon a change of control of the Company to be provided to bondholders and/or noteholders in certain transactions the Company might enter into prior to the next Ordinary General Meeting.

During the Extraordinary General Meeting portion of the meeting, the shareholders renewed the power of the Board of Directors for two years to repurchase the Company's own shares and approved the deletion of Article 6 of the articles of association, which set forth historical information on the share capital of the Company since 1962, and the related revision of the numbering of the other provisions of the articles of association and the cross-references included therein. The minutes of the Ordinary and Extraordinary General Meeting of May 28, 2009, including the voting results, are available on the Company's website together with all other relevant documents from such meeting.

Shareholder Structure and Ownership Reporting

Pursuant to the legal provisions in force and the Articles of Association of the Company, any person or legal entity (hereinafter a "person") which owns or acquires (directly or indirectly, by ownership of American Depositary Shares ("ADSs") or otherwise) shares or other securities of the Company granting voting rights (representing the share capital or not) must disclose to the Company and to the Belgian Banking, Finance and Insurance Commission ("BFIC") the number of securities that such person owns, alone or jointly, when his/her voting rights amount to three percent or more of the total existing voting rights of the Company. Such person must make the same type of disclosure in case of transfer or acquisition of additional securities when his/her voting rights reach five percent, 10 percent, and so on by blocks of five percent, or when the voting rights fall below one of these thresholds.

The same disclosure requirement applies if a person transfers the direct or indirect control of a corporation or other legal entity which owns itself three percent at least of the voting rights of the Company. Similarly, if as a result of events changing the breakdown of voting rights, the percentage of the voting rights reaches, exceeds or falls below any of the above thresholds, a disclosure is required even when no acquisition or disposal of securities has occurred (e.g., as a result of a capital increase or a capital decrease). Finally, a disclosure is also required when persons acting in concert enter into, modify or terminate their agreement which results in their voting rights reaching, exceeding or falling below any of the above thresholds.

The disclosure statements must be addressed to the BFIC and to the Company at the latest the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall be allowed to vote at a shareholders' meeting of the Company only the number of securities he/she validly disclosed 20 days, at the latest, before such meeting.

Delhaize Group is not aware of the existence of any shareholders' agreement with respect to the voting rights pertaining to the securities of the Company.

With the exception of the shareholders identified in the table below, no shareholder or group of shareholders had declared as of March 1, 2010 holdings of at least 3% of the outstanding voting rights of Delhaize Group.

Date	Name of Shareholder	Number of Shares Held	Percentage of Total Voting Rights on Date of Notification
October 24, 2008[1]	Rebelco SA (subsidiary of Sofina SA) Rue de l'industrie 31, 1040 Brussels Belgium	4 050 000	4.04%
February 18, 2009	Citibank N.A. [2] 388 Greenwich Street - 14th Floor, New York, NY 10013	10 682 499	10.62%
February 18, 2010	BlackRock Asset Management Japan Co. Ltd Marunouchi Trust Tower Main, 1-8-3 Marunouchi, Chiyoda-ku, Tokyo 100-8217	434 157	0.43%
	BlackRock Advisors (UK) Limited Murray House, 1 Royal Mint Court, London, EC3N 4HH	1 315 353	1.30%
	BlackRock Institutional Trust Company, N.A. 400 Howard Street, San Francisco, CA, 94105-2618	2 288 516	2.27%
	BlackRock Fund Advisors Murray House, 1 Royal Mint Court, London, EC3N 4HH	544 747	0.54%
	BlackRock Asset Management Canada Ltd 161 Bay Street, Suite 2500, Toronto, Ontario M5J 2S1	52 143	0.05%
	BlackRock Financial Management, Inc. 40 East 52nd Street, New York, 10022 USA	1 278	0.00%
	BlackRock Investment Management, LLC 40 East 52nd Street, New York, 10022 USA	129 693	0.13%
	BlackRock Investment Management (Australia) Ltd Level 18, 120 Colins Street, Melbourne VIC 3000, Australia	2 274	0.00%
	BlackRock Investment Management (Dublin) Ltd 33 King William St, London EC4R 9AS UK	8 498	0.01%
	BlackRock Fund Managers Ltd 33 King William St, London EC4R 9AS UK	19 197	0.02%
	BlackRock International Ltd 40 Torphichen Street, Edinburgh, EH3 8JB, UK	39 345	0.04%
	BlackRock Investment Management UK Ltd 33 King William St, London EC4R 9AS UK	21 094	0.02%
	BlackRock Advisors, LLC 40 East 52nd Street, New York, 10022 USA	78 200	0.08%
	BlackRock (Luxembourg) SA 6 D rte de Treves, L-2633 Sennengebierg, Luxembourg	20 800	0.02%
	BlackRock Asset Management Australia Limited Level 18, 120 Colins Street, Melbourne VIC 3000, Australia	96 612	0.10%
	Total BlackRock	**5 051 907**	**5.01%**

[1] Situation as of September 1, 2008.
[2] Citibank, N.A. has succeeded The Bank of New York Mellon as Depositary for the American Depositary Receipts program of Delhaize Group as of February 18, 2009. Citibank, N.A. exercises the voting rights attached to such shares in compliance with the Deposit Agreement that provides among others that Citibank, N.A. may vote such shares only in accordance with the voting instructions it receives from the holders of American Depositary Shares.

On December 31, 2009, the directors and the Company's Executive Management owned as a group 417 648 ordinary shares and ADRs of Delhaize Group SA combined, which represented approximately 0.41% of the total number of outstanding shares of the Company as of that date. On December 31, 2009, the Company's Executive Management owned as a group 720 560 stock options, warrants and restricted stock units representing an equal number of existing or new ordinary shares or ADRs of the Company.

External Audit

The external audit of Delhaize Group SA is conducted by Deloitte Reviseurs d'Entreprises/ Bedrijfsrevisoren, Registered Auditors, represented by Mr. Philip Maeyaert, until the Ordinary General Meeting in 2011.

Certification of Accounts 2009

In 2010, the Statutory Auditor has certified that the statutory annual accounts and the consolidated annual accounts of the Company, prepared in accordance with legal and regulatory requirements applicable in Belgium, for the year ended December 31, 2009 give a true and fair view of its assets, financial situation and results of operations. The Audit Committee reviewed and discussed the results of the Statutory Auditor's audits of these accounts with the Statutory Auditor.

Statutory Auditor's Fees for Services Related to 2009

The following table sets forth the fees of the Statutory Auditor and its associated companies relating to the services with respect to fiscal year 2009 to Delhaize Group SA and its subsidiaries.

(in EUR)	2009
a. Statutory audit of Delhaize Group SA[1]	468 400
b. Legal audit of the consolidated financial statements[1]	222 480
Subtotal a,b : Fees as approved by the shareholders at the Ordinary General Meeting of May 22, 2008	**690 880**
c. Statutory audit of subsidiaries of Delhaize Group	1 990 412
Subtotal a,b,c: Statutory audit of the Group and subsidiaries	**2 681 292**
d. Audit of the 20-F (Annual Report filed with U.S. Securities and Exchange Commission)	41 174
e. Other legally required services	15 000
Subtotal d, e	**56 174**
f. Consultation and other non-routine audit services	437 782
g. Tax services	94 180
Subtotal f, g	**531 962**
TOTAL	**3 269 428**

[1] Includes fees for limited audit reviews of quarterly and half-yearly financial information.

As a company that has securities registered with the U.S. Securities and Exchange Commission (SEC), the Company is required to provide a management report to the SEC regarding the effectiveness of its internal controls, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act (see "Additional Governance Matters – Section 404 of the Sarbanes-Oxley Act of 2002" below). In addition, the statutory auditor must provide its assessment of the effectiveness of the Company's internal controls. The fees related to this work represent a part of the Statutory Auditor's fees for the "Statutory audit of Delhaize Group SA," the "Statutory audit subsidiaries of Delhaize Group" and the "Legal audit of the consolidated financial statements" in 2009.

The Audit Committee has monitored the independence of the Statutory Auditor under the Audit Committee's pre-approval policy, setting forth strict procedures for the approval of non-audit services performed by the Statutory Auditor.

Additional Governance Matters

Related Party Transactions Policy

In line with the recommendations of the Belgian Code on Corporate Governance, the Company adopted a Related Party Transactions Policy containing requirements applicable to the members of the Board and the Executive Management in addition to the requirements of the conflicts of interest policy in the Company's Guide for Ethical Business Conduct, which is available at www.delhaizegroup.com. The Company's Related Party Transactions Policy is attached as Exhibit F to the Company's Corporate Governance Charter. The members of senior management and the directors of the Company and of its subsidiaries completed a Related Party Transaction Questionnaire in 2009 for internal control purposes. Further Information on Related Party Transactions, as defined under International Financial Reporting Standards, can be found in Note 32 to the Financial Statements.

Insider Trading and Market Manipulation Policy

The Company has a Policy Governing Securities Trading and Prohibiting Market Manipulation ("Trading Policy") which reflects the Belgian and U.S. rules of market abuse (consisting of insider trading and market manipulation). The Company's Trading Policy contains, among other things, strict trading restrictions that apply to persons who regularly have access to material non-public information. More details concerning the Company's Trading Policy can be found in the Company's Corporate Governance Charter. The Company maintains a list of persons having regular access to material non-public information and periodically informed these persons in 2009 about the rules of the Trading Policy and about upcoming restriction periods for trading in Company securities.

Internal Controls and Section 404 of the Sarbanes-Oxley Act of 2002

The Company's management is responsible for establishing and maintaining adequate internal controls. Internal control is broadly defined as a process effected by the Board and management, designed to provide reasonable assurance regarding achievement of objectives related to (i) effectiveness and efficiency of operations, (ii) reliability of financial reporting, and (iii) compliance with applicable laws and regulations.

The Company's internal controls over financial reporting are a subset of internal control and include those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

As a company that has securities registered with the SEC, the Company must provide (i) a management report on the effectiveness of the Company's internal control over financial reporting and (ii) the Statutory Auditor's assessment of the effectiveness of internal control over financial reporting, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act. Management's assessment, currently based on the criteria set forth in Internal Control – Integrated Framework issued by the *Committee of Sponsoring Organizations of the Treadway Commission* ("COSO"), and the Statutory Auditor's related opinions regarding the Company's year ended December 31, 2009 will be included in the Company's Annual Report on Form 20-F for such year, which is required to be filed with the U.S. Securities and Exchange Commission by June 30, 2010.

The Group's 2008 annual report filed on Form 20-F includes management's conclusion that the Group's internal control over financial reporting was effective as of December 31, 2008. The Statutory Auditor concluded that the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008.

Enterprise Risk Management
An Enterprise Risk Management Advisory Group, which includes representatives from Finance, Legal, Internal Audit, Compliance and Risk Management, has been created to develop and maintain a framework and to advise and inform management on enterprise-wide risks and the Company's capability to manage these risks. The Company's enterprise risk management framework is currently based upon the COSO Enterprise Risk Management Framework.

The Audit Committee ultimately oversees major business and financial risk management and discusses the process by which management of the Company assesses and manages the Company's exposure to those risks and the steps taken to monitor and control such exposures.

Disclosure Policy
As recommended by the Belgian Code on Corporate Governance, the Company has adopted a Disclosure Policy that sets out the framework and the guiding principles

that the Company applies when disclosing information. This policy is available at www.delhaizegroup.com.

Compliance with the Belgian Code on Corporate Governance
In line with the "comply-or-explain" principle of the Belgian Code on Corporate Governance, the Company concluded that the best interests of the Company and its shareholders are served by variance from the Code in a limited number of specific cases. These variances are explained below:

> Provision 4.5 of the Belgian Code on Corporate Governance states, among other things, that directors should not consider taking more than five directorships in listed companies. The Board of Delhaize Group reserves the right to grant a waiver to this rule upon request of a non-executive director. When making its decision, the Board will consider, among other factors, the amount of time the non-executive director will likely have to devote to the Company. The Board of Directors granted such a waiver to Baron Vansteenkiste and Count Goblet d'Alviella, who both serve on the Boards of more than five listed companies.

> Provision 8.8 of the Belgian Code on Corporate Governance prescribes that the level of shareholding for the submission of proposals by a shareholder to the General Meeting of Shareholders should not exceed 5% of the share capital. Even though the Company's management or the Board of Directors will always consider any proposal submitted by shareholders in the best interest of the Company, the Board is of the opinion that the threshold of 5% of the share capital is too low to oblige the Company to put a proposal of any nature on the agenda of the General Meeting of Shareholders. The Board of Directors therefore retains the principles in this context as prescribed by Article 30 of the Company's Articles of Association and by Article 532 of the Belgian Company Code which foresee the right of shareholders holding more than 20% of the share capital to ask the Board to convene a General Meeting of Shareholders.

Undertakings Upon Change of Control over the Company
Management associates of non-U.S. operating companies received warrants issued by the Board of Directors under a 2000 Warrant Plan granting to the beneficiaries the right to subscribe to new ordinary shares of the Company. They also received stock options issued by the Board of Directors under the Stock Option Plan 2001 to 2007, granting to the beneficiaries the right to acquire ordinary shares of the Company. Management associates of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by the Board of Directors under the Delhaize Group 2002 Stock Incentive Plan, as amended, granting to the beneficiaries the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over the Company the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options and warrants outstanding under those plans as of December 31, 2009 can be found under Note 16 to the Financial Statements.

In 2003, the Company adopted a global long-term incentive program which incorporates a Performance Cash Plan. The grants under the Performance Cash Plan provide for cash payments to the beneficiaries at the end of a three-year period that are dependent on Company performance against Board-approved financial targets that are closely correlated to building long-term shareholder value. The General Meeting of Shareholders approved a provision of the Performance Cash Plan that provides that the beneficiaries are entitled to receive the full cash payment with respect to any outstanding grant in the event of a change of control over the Company.

On June 27, 2007 the Company issued EUR 500 million 5.625% senior notes due 2014 and USD 450 million 6.50% notes due 2017 in a private placement to qualified investors. Pursuant to an exchange offer registered under the U.S Securities Act, the 6.50% Dollar Notes were subsequently exchanged for 6.50% Dollar Notes that are freely transferable in the U.S. The

General Meeting of Shareholders approved the inclusion of a provision in each of these series of notes granting its holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company.

The Ordinary General Meeting of Shareholders held on May 22, 2008 approved a change in control clause set out in the USD 500 million five-year revolving credit facility dated May 21, 2007 entered into by, among others, Delhaize Group, Delhaize America, JP Morgan Chase Bank, and the lenders under such credit facility, as such clause is used in, and for the purpose of, the "Event of Default" described in such credit facility. This credit facility was amended and restated on December 1, 2009. The Company is required and will submit a proposal to its shareholders at the ordinary general meeting of May 27, 2010 to approve a similar change of control clause in the 2009 amended and restated three-year credit facility.

At the Ordinary General Meeting held on May 22, 2008, shareholders also approved the inclusion of a provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the ordinary shareholders meeting of May 2008, in one or several offerings and tranches, denominated either in US Dollars or in Euros, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the Company, as would be provided in the terms and conditions relating to such bonds and/or notes.

On February 2, 2009 the Company issued USD 300 million 5.875% senior notes due 2014 to qualified investors pursuant to a registration statement filed by the Company with the U.S. Securities and Exchange Commission. The notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101%

of the outstanding principal amount thereof in the event of a change of control over the Company.

The Ordinary General Meeting of Shareholders held on May 28, 2009 approved the inclusion of a provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the ordinary shareholders meeting of May 2009, in one or several offerings and tranches, denominated either in US Dollars or in Euros, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the Company, as would be provided in the terms and conditions relating to such bonds and/or notes.

RISK FACTORS

The following discussion reflects business risks that are evaluated by our management and our Board of Directors. This section should be read carefully in relation to our prospects and the forward-looking statements contained in this annual report. Any of the following risks could have a material adverse effect on our financial condition, results of operations or liquidity and lead to impairment losses on goodwill, intangible assets and other assets. There may be additional risks of which the Group is unaware. There may also be risks Delhaize Group now believes to be immaterial, but which could evolve to have a material adverse effect.

Currency Risk – Business Operations

Delhaize Group's operations are conducted primarily in the U.S. and Belgium and to a lesser extent in other parts of Europe and in Indonesia. The results of operations and the financial position of each of Delhaize Group's entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group's consolidated financial statements, which are presented in euro (see also Note 2.3 "Summary of Significant Accounting Policies" in the Financial Statements with respect to translation of foreign currencies). Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on the Group's consolidated financial statements. These risks are monitored on a regular basis at a centralized level.

Because a substantial portion of its assets, liabilities and operating results are denominated in U.S. dollars, Delhaize Group is particularly exposed to currency risk arising from fluctuations in the value of the U.S. dollar against the euro. The Group does not hedge the U.S. dollar translation exposure. The transaction risk resulting from the substantial portion of U.S. operations is managed by striving to achieve a natural currency offset between assets and liabilities and revenues and expenditures denominated in U.S. dollars.

Remaining intra-Group cross-currency transaction risks which are not naturally offset concern primarily dividend payments by the U.S. subsidiary and cross-currency lending, which in accordance with IFRS survive the consolidation process. When appropriate, the Group enters into agreements to hedge against the variation in the U.S. dollar in relation to dividend payments between the declaration by the U.S. operating companies and payment dates. Intra-Group cross-currency loans not naturally offset are generally fully hedged through the use of foreign exchange forward contracts or currency swaps. After cross-currency swaps, 87% of net financial debt is denominated in U.S. dollars while also 77% of profits from operations are generated in U.S. dollars. Significant residual positions in currencies other than the functional currency of the operating companies are generally also fully hedged in order to eliminate any remaining currency exposure (see also Note 19 "Derivative Financial Instruments and Hedging" in the Financial Statements).

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, the Group's net profit would have increased/decreased by EUR 3 million (2008 and 2007: EUR 2 million).

Currency Risk – Financial Instruments

Currency risk on financial instruments is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of future changes in foreign exchange rates. Currency risks arise on financial instruments that are denominated in a foreign currency, i.e. in a currency other than the functional currency of the reporting entity that holds the financial instruments. From an accounting perspective, the Group is exposed to currency risks only on monetary items not denominated in the functional currency of the respective reporting entity, such as trade receivables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as for hedge relationships and borrowings denominated in a foreign currency. The functional currency of the Company is the euro.

At December 31, 2009, if the U.S. dollar had weakened/strengthened by 24% (estimate based on the standard deviation of daily volatilities of the EUR/USD rate during 2009 using a 95% confidence interval), the Group's net profit (all other variables held constant) would have been EUR 3.4 million higher/lower (2008: EUR 0.1 million lower/higher with a rate shift of 28%; 2007: EUR 2.1 million lower/higher with a rate shift of 12%). Due to the financing structure of the Group, such a change in EUR/USD exchange rate would have no impact on the equity of Delhaize Group.

Interest Rate Risk

Interest rate risk is the risk that arises on interest-bearing financial instruments and represents the risk that the fair value or the expected cash flows will fluctuate because of future changes in market interest rates. Delhaize Group is exposed to interest rate risk due to working capital financing and the overall financing strategy. Daily working capital requirements are financed with operational cash flow and through the use of various committed and uncommitted lines of credit and a commercial paper program. The interest rate on these short and medium term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks.

Delhaize Group's interest rate risk management objective is to achieve an optimal balance between borrowing cost and management of the effect of interest rate volatility on earnings and cash flows. The Group manages its debt and overall financing strategies using a combination of short, medium, long-term debt and interest rate derivatives.

Delhaize Group reviews its interest rate risk exposure on a quarterly basis and at the inception of any new financing operation. As a part of its interest rate risk management efforts, Delhaize Group enters into interest rate swap agreements when appropriate.

At the end of 2009, 79.1% of the net financial debt after swaps of the Group were fixed-rate debts and 20.9% were variable-rate debts (2008: 79.2% fixed-rate debt; 2007: 74.7% fixed-rate debt).

The sensitivity analysis presented in the table on p. 71 on the next page estimates the impact on the income statement and equity of a parallel shift in the interest rate curve. The shift in that curve is based on the standard deviation of daily volatilities of the "Reference Interest Rates" (Euribor 3 months and Libor 3 months) during the year, within a 95% confidence interval. The estimated possible impact on net profit and equity decreased compared to 2008 due to an observed decrease in volatility of interest rates during 2009.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or other financial assets. Delhaize Group is exposed to liquidity risk as it has to be able to satisfy its obligations when they are due. Delhaize Group has a centralized approach to reduce the exposure to liquidity risk which aims at matching the contractual maturities of its short- and long-term obligations with its cash position. The Group's policy is to finance its operating subsidiaries through a mix of retained earnings, third-party borrowings and capital contributions and loans from the parent and Group financing companies, with the aim of ensuring a balanced repayment profile of the financial debts.

Delhaize Group manages the exposure by closely monitoring the cash resources required to fulfill the working capital needs, capital expenditures and debt requirements. Furthermore, Delhaize Group closely monitors the contractual maturity profiles and the amount of short-term funding and the mix of short-term funding to total debt, the composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt (see also Notes 18.1 "Long-term Debt" and 18.2 "Short-term Borrowings" in the Financial Statements with respect to maturity information on long-term debts and for Debt Covenants information). A liquidity gap analysis is performed on a quarterly basis in which Delhaize Group anticipates large future cash inflows and outflows.

At year-end 2009, the Group had committed credit lines totaling EUR 622 million, of which 587 million was not utilized. These credit lines include a syndicated US credit facility of USD 500 million (EUR 347 million) for Delhaize America, Inc. and EUR 275 million of bilateral credit facilities for European entities. At December 31, 2009, the maturities of the committed credit facilities were as followed: EUR 100 million maturing in 2010, EUR 125 million maturing in 2011 and EUR 397 million maturing in 2012.

As described in Note 18.1 "Long-term Debt," no major principal payment of financial debt will occur until 2014. At December 31, 2009, the maturities of the long term debt were EUR 42 million in 2010, EUR 37 million in 2011, EUR 79 million in 2012 and EUR 81 million in 2013.

The financial rating agencies Standard & Poor's and Moody's have attributed investment grade ratings long term BBB- and Baa3 respectively to the Group. This credit status is supported by cross-guarantee arrangements between Delhaize Group and Delhaize America Inc., whereby the entities are guaranteeing each other's financial debt obligations.

Credit Risk/Counterparty Risk

Credit risk is the risk that one party to an agreement will cause a financial loss to another party by failing to discharge its obligation of a financial instrument, such as trade receivables, holdings in investment securities, derivatives and cash and cash equivalents. Delhaize Group manages this risk by obtaining credit insurance for trade receivables and by requiring a minimum credit quality of its financial investments (see also Note 11 "Investments in

Securities" and Note 14 "Receivables" in the Financial Statements).

The Group's policy is to require short-term investments to have a rating of at least A1 (Standard & Poor's) / P1 (Moody's). Delhaize Group's long-term investment policy requires a minimum credit rating of A-/A3 for its financial investments (see Note 11 "Investments in Securities" in connection with the respect to the credit quality of the Group's investments).

The Group's exposure to changes in credit ratings of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Counterparty risk is always assessed with reference to the aggregate exposure to a single counterparty or group of related parties to avoid or minimize concentration risk. Delhaize Group's derivatives are regulated by International Swap Dealer Association Agreements ("ISDAs").

Pension Plan Risk

Most operating companies of Delhaize Group have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which Delhaize Group and/or the associate pays fixed contributions usually to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds.

A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, compensation and/or guaranteed returns on contributions made.

Delhaize Group operates defined benefit plans at several of its entities and a total of approximately 20% of Delhaize Group's associates were covered by defined benefit plans at the end of 2009.

If, as of a balance sheet date, the fair value of the plan assets of a defined benefit plan, is lower than the defined benefit obligations (determined based on actuarial assumptions), the Group would bear a theoretical

"underfunding risk" at that moment in time. At the end of 2009, Delhaize Group recognized a net liability of EUR 80 million (2008: EUR 69 million; 2007: EUR 61 million).

Details on pension plans at Delhaize Group and its subsidiaries can be found in Note 21.1 to the Financial Statements, "Employee Benefit Plans."

Macro-economic Risk

Major macro-economic risks of Delhaize Group are reduced consumer spending and cost inflation or deflation. Economic conditions such as employment level, business conditions, interest rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Weaker consumer spending can impact profitability negatively due to pressure on sales and margins. If labor cost and the cost of merchandise sold, which are the Group's primary operating costs, increase above retail inflation rates, this could have an adverse effect on the Group's profitability. In addition, rising fuel and energy prices can increase the Group's cost for heating, lighting, cooling and transportation. Where possible, cost increases are recovered through retail price adjustments and increased operating efficiencies.

Delhaize Group is particularly susceptible to macroeconomic risks in the U.S. In 2009, 68.3% of the Group's revenues were generated in the U.S. (2008: 68.8%), where all of its stores are located on the East Coast. Consequently, Delhaize Group's operations depend significantly upon the economic conditions in this area.

Risk Related to Competitive Activity

The food retail industry is competitive and characterized by narrow profit margins. Delhaize Group faces heavy competition from many store chains. The Group's profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by these competitors. To the extent Delhaize Group reduces prices or increases expenses to support sales in the face of competition, net income and cash generated from operations could be affected.

Risk Related to Social Actions

At the end of 2009, Delhaize Group had union representation in its operations in Belgium, the Grand-Duchy of Luxembourg, Romania and Greece. In its U.S. operations, the Group had union representation in one of Hannaford's three distribution centers, for which a collective bargaining agreement with the union is in effect until February 2012.

Delhaize Group's operations and results could be negatively affected by social actions initiated by trade unions or other parts of its workforce, in which event the Group cannot ensure that it would be able to adequately meet the needs of its customers.

Risk Related to Information Technology Systems

Delhaize Group's operations are dependent on IT systems for many functions and processes. These systems have been developed and are maintained by internal experts or external suppliers. Failure of these systems could possibly cause disruptions in Delhaize Group's operations, affecting sales and profitability. Delhaize Group has business continuity plans in place to take the necessary measures to reduce the negative impact from IT failures on its operations.

If third parties or our associates are able to penetrate our network security or otherwise misappropriate our customers' personal information or credit or debit card information, or if we give third parties or our associates improper access to our customers' personal information or credit card information, we would be subject to liability. This liability could, for instance, include claims related to unauthorized purchases with credit card information, identify theft or other similar fraud-related claims. Any such liability for misappropriation of this information could decrease our profitability. Our security measures are designed to protect against security breaches, but our failure to prevent such security breaches could subject us to liability, damage our reputation and diminish the value of our brand names.

Expansion Risk

Delhaize Group's ability to open new stores is dependent on purchasing or entering into leases on commercially reasonable terms for properties that are suitable for its needs. If the Group fails to secure property on a timely basis, its growth may be impaired. Similarly, its business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

Acquisition and Integration Risk

As part of its strategy, Delhaize Group continues to reinforce its operations by pursuing acquisition opportunities in the food retail industry. Delhaize Group looks for the acquisition of businesses operating the same or similar store formats in geographical areas where it currently operates or in adjacent areas. By acquiring other businesses, the Group faces risks related to the integration of these businesses. The lack of suitable acquisition targets at acceptable prices may limit the Group's growth.

Risk Related to Events of Exceptional Nature

Delhaize Group's operations, assets and staff can be exposed to risks related to events of an exceptional nature such as, but not limited to, severe weather, natural disasters, terrorist attacks, hostage taking, political unrest, fire, power outages, information technology failures, food poisoning, health epidemics and accidents. Such events could have a significant effect on the Group's relationships with its customers and on its financial condition, results of operations and cash flows. The Group is continuously evaluating and addressing possible threats linked to external events and has business continuity plans and crisis procedures in place. The effectiveness of these plans in limiting financial losses will vary according to the nature and severity of any exceptional event.

Litigation Risk

From time to time, Delhaize Group is involved in legal actions, including matters involving personnel and employment issues, personal injury, antitrust claims and other proceedings arising in the ordinary course of business. The Group has estimated its exposure to the claims and litigation arising in the normal course of operations and believes it has made adequate provisions for such exposure. Any litigation, however, involves risk and unexpected outcomes could result in an adverse effect on the Group's financial statements. More information on pending litigation can be found in Note 34 to the Financial Statements, "Contingencies."

Regulatory Risk

Delhaize Group is subject to federal, regional, state and local laws and regulations in each country in which it operates relating to, among others, zoning, land use, antitrust restrictions, work place safety, public health, environmental protection, community right-to-know, alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. Under certain regulations, Delhaize Group is prohibited from selling alcoholic beverages in some of its stores. Employers are also subject to laws governing their relationship with associates, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenues and profitability of the Group's stores and could affect its business, financial condition or results of operations.

The Group is subject to a variety of antitrust and similar legislation in the jurisdictions in which it operates. In a number of markets, the Group has market positions which may make future significant acquisitions more difficult and may limit its ability to expand by acquisition or merger, if it wished to do so. In addition, Delhaize Group is subject to legislation in many of the jurisdictions in which it operates relating to unfair competitive practices and similar behavior. Delhaize Group

has been subject to and may in the future be subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations or investigations or proceedings (irrespective of merit), may require the Group to devote significant management resources to defending itself against such allegations. In the event that such allegations are proved, Delhaize Group may be subject to significant fines, damages awards and other expenses, and its reputation may be harmed. For information on a pending antitrust matter in Belgium, see Note 34 "Contingencies" to the Financial Statements.

Delhaize Group actively strives to ensure compliance with all laws and regulations to which it is subject. A Guide for Ethical Business Conduct that replaces the former Code has been developed and will be implemented early 2010, anti-fraud and other appropriate training has been implemented within the Group, and the internal audit function has been reinforced during the recent years.

Risk Related to Internal Controls

Undetected control weaknesses or controls that function ineffectively represent a risk of loss and/or financial misstatement. Delhaize Group routinely assesses the quality and effectiveness of its internal controls. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Group fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation of internal controls, the Group's business and operating results could be harmed, and it could fail to meet its reporting obligations.

As a company filing financial reports under U.S. law, Delhaize Group is required to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and the Statutory Auditor to report on their assessment of the effectiveness of the Group's internal control over financial reporting.

The Group's 2008 annual report filed on Form 20-F includes management's conclusion that the Group's internal control over financial reporting is effective as of December 31, 2008. In the same Form 20-F, the Statutory Auditor concluded that the Group maintained, in all material respects, effective control over financial reporting as of December 31, 2008.

Tax Audit Risk

Delhaize Group is regularly audited in the various jurisdictions in which it does business, which it considers to be part of its ongoing business activity. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect Delhaize Group's financial statements. For more information on tax audits in jurisdictions where we conduct business, see Note 34 "Contingencies" to the Financial Statements.

Risk Associated with Our Suppliers

Significant disruptions in operations of, or our relationships with, our vendors and suppliers could materially impact our operations by disrupting store-level product selection or costs, resulting in reduced sales. The products we sell are sourced from a wide variety of domestic and international suppliers. This sourcing may be impacted by elements outside of Delhaize Group's control and may include political and economic instability in the countries in which suppliers are located, their financial instability and any other condition that may result in them not being able to continue to supply Delhaize Group. These factors affecting our suppliers and access to products may result in decreased product selection and increased out-of-stock conditions, as well as higher product costs, which could adversely affect our operations and financial performance.

Product Liability Risk

The packaging, marketing, distribution and sale of food products entail an inherent risk of product liability, product recall and resulting adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death.

As a consequence, Delhaize Group has an exposure to product liability claims. If a product liability claim is successful, the Group's insurance may not be adequate to cover all liabilities it may incur, and it may not be able to continue to maintain such insurance or obtain comparable insurance at a reasonable cost, if at all.

In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the Group's products caused illness or injury could affect the Group's reputation and its business and financial condition and results of operations.

Delhaize Group takes an active stance towards food safety in order to offer customers safe food products. The Group has worldwide food safety guidelines in place, and their application is vigorously followed.

Risk of Environmental Liability

Delhaize Group is subject to laws and regulations that govern activities that may have adverse environmental effects. Delhaize Group may be responsible for the remediation of such environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are situated, regardless of whether the Group leases, subleases or owns the stores, warehouses or land in question and regardless of whether such environmental conditions were created by the Group or by a prior owner or tenant. The Group has put in place control procedures at the operating companies in order to identify, prioritize and resolve adverse environmental conditions.

Self-Insurance Risk

The Group manages its insurable risk through a combination of external insurance coverage and self-insurance. In deciding whether to purchase external insurance or manage risk through self-insurance, the Group considers its success in managing risk through safety and other internal programs and the cost of external insurance coverage.

External insurance is used when available at a reasonable cost. The associated insurance levels are set using exposure data gained through risk assessment, by comparison with standard industry practices and by assessment of the available financing capacity in the insurance market.

The main risks covered by Delhaize Group's insurance policies are the following:

> Property damage and business interruption caused by fire, explosion, natural events or other perils.

> Liability incurred because of damage caused to others by the Group's operations, products and services.

In addition to Group policies, Delhaize Group purchases, in the various countries where it is present, policies of insurance of a mandatory nature or designed to cover specific risks such as vehicle or workers' compensation.

The U.S. operations of Delhaize Group are self-insured for workers' compensation, general liability, vehicle accident, pharmacy claims and healthcare (including medical, pharmacy, dental and short-term disability). The self-insured reserves related to workers' compensation, general liability and vehicle coverage are predominantly reinsured by The Pride Reinsurance Company, an Irish reinsurance captive wholly-owned by Delhaize Group. The purpose for implementing the captive reinsurance program was to provide Delhaize Group's U.S. operations with continuing flexibility in their risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride. Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not yet reported. Delhaize Group believes that the actuarial estimates are reasonable; however, these estimates are subject to changes in claim reporting patterns, claim settlement patterns and legislative and economic conditions, making it possible that the final resolution of some of these claims may require Delhaize Group to make significant expenditures in excess of its existing reserves.

Self-insurance provisions of EUR 108 million are included as liabilities on the balance sheet. More information on self-insurance can be found in Note 20.2 to the Financial Statements, "Self Insurance Provision."

December 31, 2009 (in millions of EUR)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	0.70%	+/- 13 basis points	+/- 0.0	-
USD	0.25%	+/- 11 basis points	-/+ 0.6	+/- 0.7
Total		**Increase/Decrease**	**-/+ 0.6**	**+/- 0.7**

December 31, 2008 (in millions of EUR)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	2.89%	+/- 58 basis points	-/+ 0.2	-
USD	1.43%	+/- 101 basis points	-/+ 5.4	+/- 7.4
Total		**Increase/Decrease**	**-/+ 5.2**	**+/- 7.4**

December 31, 2007 (in millions of EUR)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	4.68%	+/- 46 basis points	-/+ 0.3	-
USD	4.70%	+/- 78 basis points	-/+ 4.2	+/- 4.2
Total		**Increase/Decrease**	**-/+ 0.6**	**+/- 4.2**



FINANCIAL STATEMENTS

Consolidated Balance Sheet **74**

Consolidated Income Statement **76**

Consolidated Statement of Comprehensive Income **77**

Consolidated Statement of Changes in Equity **78**

Consolidated Statement of Cash Flows **80**

Notes to the Financial Statements **81**

1. GENERAL INFORMATION	›› 81
2. SIGNIFICANT ACCOUNTING POLICIES	›› 81
3. SEGMENT INFORMATION	›› 94
4. BUSINESS COMBINATIONS AND ACQUISITION OF NON-CONTROLLING INTERESTS	›› 95
5. DIVESTITURES, DISPOSAL GROUP / ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS	›› 99
6. GOODWILL	›› 100
7. INTANGIBLE ASSETS	›› 100
8. PROPERTY, PLANT AND EQUIPMENT	›› 102
9. INVESTMENT PROPERTY	›› 104
10 FINANCIAL INSTRUMENTS BY CATEGORY	›› 104
11. INVESTMENTS IN SECURITIES	›› 106
12. OTHER FINANCIAL ASSETS	›› 106
13. INVENTORIES	›› 107
14. RECEIVABLES	›› 107
15. CASH AND CASH EQUIVALENTS	›› 108
16. EQUITY	›› 108
17. DIVIDENDS	›› 111
18. FINANCIAL LIABILITIES	›› 112
19. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING	›› 118
20. PROVISIONS	›› 120
21. EMPLOYEE BENEFITS	›› 122
22. INCOME TAXES	›› 132
23. ACCRUED EXPENSES	›› 134
24. EXPENSES FROM CONTINUING OPERATIONS BY NATURE	›› 134
25. COST OF SALES	›› 134
26. EMPLOYEE BENEFIT EXPENSE	›› 134
27. OTHER OPERATING INCOME	›› 135
28. OTHER OPERATING EXPENSES	›› 135
29. FINANCIAL RESULT	›› 135
30. NET FOREIGN EXCHANGE LOSSES (GAINS)	›› 136
31. EARNINGS PER SHARE ("EPS")	›› 137
32. RELATED PARTY TRANSACTIONS	›› 137
33. COMMITMENTS	›› 138
34. CONTINGENCIES	›› 139
35. SUBSEQUENT EVENTS	›› 139
36. LIST OF CONSOLIDATED AND ASSOCIATED COMPANIES AND JOINT VENTURES	›› 140

Supplementary Information **143**

Historical Financial Overview **146**

Certification of Responsible Persons **146**

Report of the Statutory Auditor **147**

Summary Statutory Accounts of Delhaize Group SA **148**

Consolidated Balance Sheet

Consolidated Assets

(in millions of EUR)	Note	2009	2008	2007
Goodwill	6	2 640	2 607	2 446
Intangible assets	7	574	597	552
Property, plant and equipment	8	3 785	3 832	3 383
Investment property	9	50	39	40
Investment in securities	11	126	123	116
Other financial assets	12	16	23	25
Deferred tax assets	22	23	8	6
Derivative instruments	19	96	57	53
Other non-current assets		19	11	4
Total non-current assets		7 329	7 297	6 625
Inventories	13	1 278	1 338	1 262
Receivables	14	597	608	565
Income tax receivables		8	8	19
Investment in securities	11	12	28	36
Other financial assets	12	15	7	7
Derivative instruments	19	-	1	-
Prepaid expenses		33	41	29
Other current assets		37	50	30
Cash and cash equivalents	15	439	320	249
		2 419	2 401	2 197
Assets classified as held for sale	5.2	-	2	-
Total current assets		2 419	2 403	2 197
Total assets		**9 748**	**9 700**	**8 822**

SUPPLEMENTARY INFORMATION   HISTORICAL FINANCIAL OVERVIEW   CERTIFICATION OF RESPONSIBLE   REPORT OF THE STATUTORY AUDITOR   SUMMARY STATUTORY ACCOUNTS

PERSONS   OF DELHAIZE GROUP SA

Consolidated Liabilities and Equity

(in millions of EUR)	Note	2009	2008	2007
Share capital	16	50	50	50
Share premium	16	2 752	2 725	2 709
Treasury shares	16	(54)	(56)	(59)
Retained earnings	16	3 044	2 678	2 355
Other reserves	16	(40)	(25)	(12)
Cumulative translation adjustments	16	(1 360)	(1 229)	(1 416)
Shareholders' equity		4 392	4 143	3 627
Non-controlling interests	16	17	52	49
Total equity		**4 409**	**4 195**	**3 676**
Long-term debt	18.1	1 904	1 766	1 912
Obligations under finance leases	18.3	643	643	596
Deferred tax liabilities	22	227	215	171
Derivative instruments	19	38	-	-
Provisions	20, 21	228	226	207
Other non-current liabilities		57	68	39
Total non-current liabilities		3 097	2 918	2 925
Short-term borrowings	18.2	63	152	41
Long-term debt - current portion	18.1	42	326	109
Obligations under finance leases	18.3	44	44	39
Derivative instruments	19	2	-	1
Provisions	20, 21	52	49	42
Income tax payable		65	98	59
Accounts payable		1 436	1 383	1 436
Accrued expenses	23	397	378	376
Other current liabilities		141	154	118
		2 242	2 584	2 221
Liabilities associated with assets held for sale	5.2	-	3	-
Total current liabilities		2 242	2 587	2 221
Total liabilities		**5 339**	**5 505**	**5 146**
Total liabilities and equity		**9 748**	**9 700**	**8 822**

Consolidated Income Statement

(in millions of EUR)	Note	2009	2008	2007[1]
Revenues		19 938	19 024	18 943
Cost of sales	24, 25	(14 813)	(14 204)	(14 155)
Gross profit		**5 125**	**4 820**	**4 788**
Gross margin		*25.7%*	*25.3%*	*25.3%*
Other operating income	27	78	96	108
Selling, general and administrative expenses	24	(4 192)	(3 962)	(3 923)
Other operating expenses	28	(69)	(50)	(36)
Operating profit		**942**	**904**	**937**
Operating margin		*4.7%*	*4.8%*	*4.9%*
Finance costs	29.1	(208)	(213)	(347)
Income from investments	29.2	6	11	15
Profit before taxes and discontinued operations		**740**	**702**	**605**
Income tax expense	22	(228)	(217)	(204)
Net profit from continuing operations		**512**	**485**	**401**
Result from discontinued operations (net of tax)	5.3	8	(6)	24
Net profit		**520**	**479**	**425**
Net profit attributable to non-controlling interests		6	12	15
Net profit attributable to equity holders of the Group				
(Group share in net profit)		514	467	410

(1) Adjusted for reclassification of German operations to discontinued operations.

(in EUR)				
Earnings per share	31			
Basic				
Net profit from continuing operations		5.07	4.76	3.95
Group share in net profit		5.16	4.70	4.20
Diluted				
Net profit from continuing operations		5.00	4.65	3.80
Group share in net profit		5.08	4.59	4.04

(in thousands)				
Weighted average number of shares outstanding				
Basic		99 803	99 385	97 666
Diluted		101 574	103 131	103 448

Consolidated Statement of Comprehensive Income

(in millions of EUR)	2009	2008	2007
Net profit	**520**	**479**	**425**
Deferred gain (loss) on discontinued cash flow hedge	-	-	2
Reclassification adjustment to net profit	1	1	19
Tax (expense) benefit	-	-	(8)
Deferred gain (loss) on discontinued cash flow hedge, net of tax	**1**	**1**	**13**
Gain (loss) on cash flow hedge	(31)	-	-
Reclassification adjustment to net profit	22	-	-
Tax (expense) benefit	3	-	-
Gain (loss) on cash flow hedge, net of tax	**(6)**	**-**	**-**
Unrealized gain (loss) on financial assets available for sale	(7)	7	2
Reclassification adjustment to net profit	1	-	-
Tax (expense) benefit	1	(1)	(1)
Unrealized gain (loss) on financial assets available for sale, net of tax	**(5)**	**6**	**1**
Actuarial gain (loss) on defined benefit plans	(7)	(30)	10
Tax (expense) benefit	3	11	(3)
Actuarial gain (loss) on defined benefit plans, net of tax	**(4)**	**(19)**	**7**
Exchange gain (loss) on translation of foreign operations	(131)	185	(413)
Reclassification adjustment to net profit	-	-	24
Exchange gain (loss) on translation of foreign operations	**(131)**	**185**	**(389)**
Other comprehensive income	**(145)**	**173**	**(368)**
Attributable to non-controlling interests	-	-	-
Total comprehensive income for the period	**375**	**652**	**57**
Amount attributable to non-controlling interests	6	12	15
Amount attributable to equity holders of the Group	369	640	42

Consolidated Statement of Changes in Equity

(in millions of EUR, except number of shares)

| | Issued Capital | | Share Premium | Treasury Shares | | Attributable to Equity |
	Number of Shares	Amount		Number of Shares	Amount	Retained Earnings
Balances at January 1, 2007	**96 456 924**	**48**	**2 515**	**918 599**	**(55)**	**2 076**
Other comprehensive income	-	-	-	-	1	-
Net profit	-	-	-	-	-	410
Total comprehensive income for the period	**-**	**-**	**-**	**-**	**1**	**410**
Capital increases	1 556 055	1	56	-	-	-
Conversion of convertible bond	2 267 528	1	125	-	-	-
Treasury shares purchased	-	-	-	536 275	(36)	-
Treasury shares sold upon exercise of employee stock options	-	-	(19)	(515 925)	31	-
Excess tax benefit on employee stock options and restricted shares	-	-	14	-	-	-
Tax payment for restricted shares vested	-	-	(4)	-	-	-
Share-based compensation expense	-	-	22	-	-	-
Dividend declared	-	-	-	-	-	(131)
Balances at December 31, 2007	**100 280 507**	**50**	**2 709**	**938 949**	**(59)**	**2 355**
Other comprehensive income	-	-	-	-	-	-
Net profit	-	-	-	-	-	467
Total comprehensive income for the period	**-**	**-**	**-**	**-**	**-**	**467**
Capital increases	302 777	-	15	-	-	-
Treasury shares purchased	-	-	-	123 317	(6)	-
Treasury shares sold upon exercise of employee stock options	-	-	(8)	(147 550)	9	-
Tax deficiency on employee stock options and restricted shares	-	-	(3)	-	-	-
Tax payment for restricted shares vested	-	-	(9)	-	-	-
Share-based compensation expense	-	-	21	-	-	-
Dividend declared	-	-	-	-	-	(143)
Purchase of non-controlling interests	-	-	-	-	-	-
Divestiture	-	-	-	-	-	(1)
Balances at December 31, 2008	**100 583 284**	**50**	**2 725**	**914 716**	**(56)**	**2 678**
Other comprehensive income	-	-	-	-	1	-
Net profit	-	-	-	-	-	514
Total comprehensive income for the period	**-**	**-**	**-**	**-**	**1**	**514**
Capital increases	287 342	-	14	-	-	-
Treasury shares purchased	-	-	-	205 882	(10)	-
Treasury shares sold upon exercise of employee stock options	-	-	(7)	(165 012)	11	-
Excess tax benefit on employee stock options and restricted shares	-	-	2	-	-	-
Tax payment for restricted shares vested	-	-	(2)	-	-	-
Share-based compensation expense	-	-	20	-	-	-
Dividend declared	-	-	-	-	-	(148)
Purchase of non-controlling interests	-	-	-	-	-	-
Balances at December 31, 2009	**100 870 626**	**50**	**2 752**	**955 586**	**(54)**	**3 044**

Holders of the Group

| | Other Reserves | | | | | | |
Discontinued cash flow hedge reserve	Cash Flow Hedge Reserve	Available-for-sale Reserve	Actuarial Gains and Losses Reserve	Cumulative Translation Adjustment	Shareholders' Equity	Non-controlling Interests	Total Equity
(23)	**-**	**-**	**(10)**	**(1 026)**	**3 525**	**36**	**3 561**
13	-	1	7	(390)	(368)	-	(368)
-	-	-	-	-	410	15	425
13	**-**	**1**	**7**	**(390)**	**42**	**15**	**57**
-	-	-	-	-	57	-	57
-	-	-	-	-	126	-	126
-	-	-	-	-	(36)	-	(36)
-	-	-	-	-	12	-	12
-	-	-	-	-	14	-	14
-	-	-	-	-	(4)	-	(4)
-	-	-	-	-	22	-	22
-	-	-	-	-	(131)	(2)	(133)
(10)	**-**	**1**	**(3)**	**(1 416)**	**3 627**	**49**	**3 676**
-	-	6	(19)	186	173	-	173
-	-	-	-	-	467	12	479
-	**-**	**6**	**(19)**	**186**	**640**	**12**	**652**
-	-	-	-	-	15	-	15
-	-	-	-	-	(6)	-	(6)
-	-	-	-	-	1	-	1
-	-	-	-	-	(3)	-	(3)
-	-	-	-	-	(9)	-	(9)
-	-	-	-	-	21	-	21
-	-	-	-	-	(143)	(4)	(147)
-	-	-	-	-	-	(5)	(5)
-	-	-	-	1	-	-	-
(10)	**-**	**7**	**(22)**	**(1 229)**	**4 143**	**52**	**4 195**
1	(6)	(5)	(5)	(131)	(145)	-	(145)
-	-	-	-	-	514	6	520
1	**(6)**	**(5)**	**(5)**	**(131)**	**369**	**6**	**375**
-	-	-	-	-	14	-	14
-	-	-	-	-	(10)	-	(10)
-	-	-	-	-	4	-	4
-	-	-	-	-	2	-	2
-	-	-	-	-	(2)	-	(2)
-	-	-	-	-	20	-	20
-	-	-	-	-	(148)	(4)	(152)
-	-	-	-	-	-	(37)	(37)
(9)	**(6)**	**2**	**(27)**	**(1 360)**	**4 392**	**17**	**4 409**

Consolidated Statement of Cash Flows

(in millions of EUR)	2009	2008	2007
Operating activities			
Group share in net profit	514	467	410
Net profit attributable to non-controlling interests	6	12	15
Adjustments for:			
Depreciation and amortization - continuing operations	515	474	475
Depreciation and amortization - discontinued operations	-	2	1
Impairment - continuing operations	22	20	15
Impairment - discontinued operations	-	8	(1)
Allowance for losses on accounts receivable and inventory obsolescence	20	15	11
Share-based compensation	20	21	22
Income taxes	227	217	203
Finance costs	209	214	350
Income from investments	(14)	(14)	(37)
Other non-cash items	3	(6)	(7)
Changes in operating assets and liabilities:			
Inventories	32	(16)	(49)
Receivables	(8)	(52)	(61)
Prepaid expenses and other assets	3	(26)	(6)
Accounts payable	58	(97)	(9)
Accrued expenses and other liabilities	20	28	75
Provisions	(13)	(25)	(13)
Interest paid	(199)	(198)	(254)
Interest received	9	13	15
Income taxes paid	(248)	(130)	(223)
Net cash provided by operating activities	**1 176**	**927**	**932**
Investing activities			
Business acquisitions, net of cash and cash equivalents acquired	(155)	(100)	-
Business disposals, net of cash and cash equivalents disposed	8	-	119
Purchase of tangible and intangible assets (capital expenditures)	(520)	(714)	(729)
Sale of tangible and intangible assets	10	30	24
Investment in debt securities	(30)	(66)	(76)
Sale and maturity of debt securities	25	73	52
Purchase of other financial assets	(9)	-	(20)
Sale and maturity of other financial assets	8	7	1
Settlement of derivative instruments	-	-	(1)
Net cash used in investing activities	**(663)**	**(770)**	**(630)**
Cash flow before financing activities	**513**	**157**	**302**
Financing activities			
Proceeds from the exercise of share warrants and stock options	16	7	65
Treasury shares purchased	(10)	(6)	(36)
Dividends paid	(148)	(143)	(131)
Dividends paid by subsidiaries to non-controlling interests	(4)	(4)	(2)
Escrow maturities	5	9	10
Borrowing under long-term loans (net of financing costs)	230	80	911
Repayment of long-term loans	(327)	(110)	(1 052)
Repayment of lease obligations	(45)	(39)	(40)
Net borrowings (repayments) of short-term loans	(91)	109	(51)
Settlement of derivative instruments	(14)	4	(7)
Net cash used in financing activities	**(388)**	**(93)**	**(333)**
Effect of foreign currency translation	(7)	8	(34)
Net increase (decrease) in cash and cash equivalents	**118**	**72**	**(65)**
Cash and cash equivalents at beginning of period	321[2]	249	314[1]
Cash and cash equivalents at end of period	439	321[2]	249

(1) EUR 9 million included in assets classified as held for sale.
(2) EUR 1 million included in assets classified as held for sale.

Notes to the Financial Statements

1. General Information

The principal activity of Delhaize Group (also referred to, with its consolidated and associated companies, except where the context otherwise requires, as "we," "us," "our," "the Group" and "the Company") is the operation of food supermarkets in North America, Europe and Southeast Asia. The Group's sales network also includes other store formats such as proximity stores and specialty stores. In addition to food retailing, Delhaize Group engages in food wholesaling to affiliated stores in its sales network and independent wholesale customers and in retailing of non-food products such as pet products.

The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on Euronext Brussels and on the New York Stock Exchange ("NYSE"), under the symbols "DELB" and "DEG", respectively.

The consolidated financial statements for the year ended December 31, 2009 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue by the Board of Directors on March 10, 2010 subject to approval of the statutory non-consolidated accounts by the shareholders at the Ordinary General Meeting to be held on May 27, 2010. In compliance with Belgian law, the consolidated accounts will be presented for informational purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2. Significant Accounting Policies

2.1. Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2009 except for the Delhaize Group's U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2009, 2008, and 2007 include the results of operations of its U.S. subsidiaries for the 52 weeks ended January 2, 2010, 53 weeks ended January 3, 2009 and 52 weeks ended December 29, 2007, respectively.

Delhaize Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU). The only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatory applicable in the EU (so-called "carve-out"). Delhaize Group is not affected by the carve-out and therefore for the Group there is no difference between the effective IFRS as issued by the IASB and adopted by the EU. We further refer to the comments made in connection with the Initial Application of New, Revised or Amended IASB Pronouncements in Note 2.2 and Standards and Interpretations Issued but not yet Effective in Note 2.5.

These financial statements have been prepared under the historical cost convention except for derivative financial instruments, available-for-sale financial assets and financial liabilities being part of a designated fair value hedge relationship that have been measured at their relevant fair values, as disclosed in the corresponding notes. Assets and disposal groups classified as held for sale have been measured at the lower of carrying value and fair value less costs to sell.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

2.2. Initial Application of New, Revised or Amended IASB Pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IFRSs and IFRIC interpretations that have been adopted, as of January 1, 2009:

- Improvements to IFRS
- Amendments to IFRS 2 *Vesting Conditions and Cancellations*
- Amendments to IFRS 7 *Financial Instruments: Disclosures*
- IFRS 8 *Operating Segments*
- Revised IAS 1 *Presentation of Financial Statements*
- Amendment to IAS 23 *Borrowing Costs*
- Amendments to IAS 27 *Consolidated and Separate Financial Statements - Cost of Investments in a Subsidiary, Jointly Controlled Entity or Associate*
- Amendments to IAS 32 and IAS 1 *Puttable Financial Instruments and Obligations Arising on Liquidation*
- Amendments to IFRIC 9 R*eassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement - Embedded Derivatives*
- IFRIC 13 C*ustomer Loyalty Programmes*

- IFRIC 15 *Agreements for the Construction of Real Estate*
- IFRIC 16 *Hedges of a Net Investment in a Foreign Operation*
- IFRIC 18 *Transfers of Assets from Customers*

Where the adoption of a new, amended or revised pronouncement is deemed to have an impact on the presentation of the financial statements or performance of the Group, its impact is described below:

- *Improvements* to IFRS

In May 2008, the IASB issued its first omnibus of amendments to its standards, primarily with the aim of removing inconsistencies and clarifying wording. Most of the 34 amendments to various standards are effective as of January 1, 2009 and had no impact on the Group. However, as part of this publication the IASB amended IAS 40 Investment Property in order to include investment property under construction within the scope of IAS 40 and allow such property under construction to be measured at fair value. While Delhaize Group measures its investment property at amortized cost, the amendment requires a separate disclosure of investment property under construction from other items of property, plant and equipment (where they had been included before) and also the disclosure of the fair value of such property under construction. The revised disclosures requirements have been included in Note 9.

In April 2009, the IASB issued its second omnibus of amendments containing 15 changes to 12 IASB pronouncements, of which most of them are effective January 1, 2010 (see further Note 2.5). However, the IASB included in this omnibus amendment an addition to IAS 18 Revenue, by inserting to the appendix of IAS 18, which accompanies but is not part of the standard, guidance to determine whether the Group is acting as a principal or as an agent. The amendment to the appendix of IAS 18 has no effective date and was therefore effective as of publication date. As it is an addition to the appendix to IAS 18, which does not form part of the endorsed accounting literature, this amendment does not require endorsement. The Group has assessed its existing revenue agreements against the new guidance and concluded that its previous accounting policies were in line with the revised guidance issued.

- Amendments to IFRS 7 *Financial Instruments Disclosures*

In March 2009, the IASB issued an amendment to IFRS 7, with an effective date for these amendments for annual periods beginning on or after January 1, 2009, however not requiring comparative information in the first year of application.

The amendment requires additional disclosures about fair value measurement and liquidity risk. Financial instruments measured at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class of financial instruments. In addition, a reconciliation between the beginning and the ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendment also clarifies the requirements for liquidity risk disclosure with respect to derivative transactions and assets used for liquidity management.

The fair value measurement disclosures are presented in Note 10. The revised liquidity risk disclosure requirements had no significant impact on Delhaize Group and are reflected in the section "Risk Factors" in this annual report and the various notes dealing with financial instruments.

As the changes only result in revised and additional disclosures, there is no impact on earnings per share.

- IFRS 8 *Operating Segments*

The standard replaces IAS 14 Segment Reporting and introduces the so-called "management approach" to segment reporting into the IFRS literature. IFRS 8 requires the Group to report financial and descriptive information about its reportable segments. Such reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity, which engage in business activities from which they may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components, about which discrete financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. The Group is required to report separate information about each operating segment that:

(a) has been identified as described above or results from aggregating two or more of those segments if they exhibit similar long-term financial performance and have similar economic characteristics; and
(b) exceeds certain quantitative thresholds.

Delhaize Group identified the Executive Committee as its CODM and defined operating segments based on the information provided to the Executive Committee, which mainly represent the various operating entities run by the Group. Delhaize Group subsequently established reportable segments, which aggregate:

(a) its US operating segments, as they are considered to have similar economic characteristics and exhibit similar long-term financial performance; and
(b) its operating segments that do not exceed the quantitative threshold defined by IFRS 8.

Although the operating segment "Greece" does not meet the quantitative thresholds set in IFRS 8, management concluded that this operating segment should be disclosed separately to enhance the understanding of the nature and financial effects of its business activities and the economic environment in which Delhaize Group operates.

Management further concluded that the reader of the Group's financial statements would benefit from distinguishing operating from non-operating - other business activities - and therefore decided to aggregate all remaining operating segments relating to operating activities into the "Rest of the World" reportable segment, by this allowing singling out the corporate activities of the Group, which are disclosed as "Corporate".

This results in a geographical segmentation of the Group's business, based on the location of customers and stores, which matches the way Delhaize Group manages its operations and is consistent with previous segment reporting.

The Executive Committee reviews the performance of Delhaize Group's segments against a number of measures, of which operating profit represents the most important measure of profit or loss. The amount of each segment item reported is measured using the amounts reported to the CODM, which equals consolidated IFRS financial information.

In the past, under IAS 14 guidance, Delhaize Group excluded from the business segments certain assets and liabilities (amongst others financial assets and liabilities and derivatives) and re-allocated them to the "Corporate and Unallocated" segment. As the reporting to the CODM does not include such re-allocations, segment assets and liabilities are now reported in line with internal reporting and total assets as shown in the consolidated balance sheet equal total segment assets. Comparative information on segment assets and liabilities have been re-presented.

As the information provided to the CODM and disclosed as segment information represents consolidated IFRS financial information, no reconciling items need to be disclosed.

The new accounting guidance only impacts the presentation and disclosure of segments and has no impact on earnings per share. Revised segment information is included in Note 3.

- Revised IAS 1 *Presentation of Financial Statements*

The revised standard introduces several (smaller) changes to IAS 1, with the most significant being the requirement to separate owner and non-owner changes in equity and the introduction of the statement of comprehensive income, which contains all items of recognized income and expense, either in one or two linked statements. The revised pronouncement had the following impact on Delhaize Group:

(a) IAS 1 no longer considers the "Statement of Recognized Income and Expense" (SoRIE) to be a Statement of Changes in Equity. Consequently, Delhaize Group now presents its revised "Consolidated Statements of Changes in Equity," which in the past had been included in the notes, outside of the notes as a primary statement.

(b) Further, Delhaize Group re-labeled the SoRIE into "Statement of Comprehensive Income" and elected, in line with IAS 1, to show income tax and reclassification adjustments to net income for the various line items on the face of the statement.

(c) Delhaize Group decided to continue presenting two linked statements ("Income Statement" and "Statement of Comprehensive Income") for detailing all items of recognized income and expense.

(d) The Group noted the suggested revised terminology for the term "Balance Sheet" ("Statement of Financial Position"), but elected to continue using the term "Balance Sheet" for the time being.

As all changes relate to presentation only, the implementation of the revised IAS 1 has no impact on the financial performance of the Group.

2.3. Summary of Significant Accounting Policies

The principle accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all financial years presented, except as explained in Note 2.2.

In the event of the presentation of discontinued operations, the comparative income statement is re-presented as if the operation presented as discontinued operations during the period had been discontinued from the start of the comparative period (Note 5.3).

Principles of Consolidation

Subsidiaries are all entities - including special purpose entities - over which the Group has - directly or indirectly - the power to govern the financial and operating policies, which is generally accompanying a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that would be exercisable or convertible at year-end, if any, are considered when assessing whether the Group controls another entity. All subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. For a list of all subsidiaries, see Note 36.

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Joint ventures are proportionally consolidated from the date joint control is established, until such joint control ceases (Note 36).

The Group currently holds no investments in entities over which Delhaize Group has significant influence, but no control (associates).

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Accounting policies of subsidiaries or joint ventures have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

All intragroup balances and transactions are eliminated in full when preparing the consolidated financial statements.

CONSOLIDATED BALANCE SHEET   CONSOLIDATED INCOME   CONSOLIDATED STATEMENT   CONSOLIDATED STATEMENT   CONSOLIDATED STATEMENT   **NOTES TO THE FINANCIAL**

STATEMENT   OF COMPREHENSIVE INCOME   OF CHANGES IN EQUITY   OF CASH FLOWS   **STATEMENTS**

Non-controlling interests (also referred to as "Minority interests") represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the parent shareholders' equity. The Group applies a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Consequently, acquisition of non-controlling interests are accounted for using the so-called "parent entity extension" method, whereby, the difference between the consideration paid and the book value of the share of the net assets acquired is recognized as goodwill.

Business Combinations and Goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired and contingent liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the income statement.

After initial recognition, goodwill is not amortized, but annually reviewed for impairment and whenever there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to each of the Group's cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When Delhaize Group acquires a business, embedded derivatives separated from the host contract by the acquiree are not reassessed on acquisition unless the business combination results in a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

Non-current Assets / Disposal Groups Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified and presented in the balance sheet as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management with proper authority must be committed to the sale and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the Group's accounting policies. Thereafter, non-current assets (or disposal group) held for sale are measured at the lower of their carrying amount or fair value less costs to sell. If the impairment exceeds the carrying value of the non-current assets within the scope of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations measurement guidance, Delhaize Group recognizes a separate provision to reflect the difference in its financial statements. Non-current assets are not depreciated or amortized once classified as held for sale. See further details in Note 5.2.

A discontinued operation is a component of a business that either has been disposed, or is classified as held for sale, if earlier, and:

• represents a separate major line of business or geographical area of operations;
• is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
• is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as a discontinued operation, the comparative income statements are re-presented as if the operation had been discontinued from the start of the comparative periods. The resulting profit or loss after taxes is reported separately in the income statements (Note 5.3).

Translation of Foreign Currencies

• *Functional and presentation currency:* Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). Delhaize Group's financial statements are presented in (millions of) euros, the parent entity's functional and Group's "presentation currency," except where stated otherwise.

• *Foreign currency transactions and balances:* Foreign currency transactions of an entity are initially translated into its functional currency and recognized in its financial records at the exchange rate prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are subsequently retranslated at the balance sheet date exchange rate into the functional currency of the entity. All gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement, except for exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future), which are recognized in the "Cumulative translation adjustment" component of equity. Foreign exchange gains and losses that relate to financial liabilities are presented in the income statement within "Finance costs" (Note 29.1), while gains and losses on financial assets are shown as "Income from investments" (Note 29.2).

Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined and gains or losses are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

- *Foreign group entities:* The results and balance sheets of all Group entities that have a functional currency different from the Group's presentation currency are translated into the presentation currency as follows:

(a) the balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate);

(b) goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate; and

(c) the income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day).

The differences arising from the use of the average daily exchange rate for the income statement and the closing exchange rate for the balance sheet are recorded in the "Cumulative translation adjustment" being part of "Other Comprehensive Income" (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the income statement (as a "reclassification adjustment").

None of the Group entities has the currency of a hyper-inflationary economy nor does Delhaize Group hedge net investments in foreign operations.

(in EUR)	Closing Rate				Average Daily Rate		
	2009	2008	2007		2009	2008	2007
1 USD	0.694155	0.718546	0.679302		0.716949	0.679902	0.729661
100 CZK	-	-	3.755445		-	-	3.601579
100 SKK	-	3.319392	2.977697		-	3.198802	2.960814
100 RON	23.605505	24.860162	27.718491		23.585462	27.154728	29.982331
100 THB	-	2.071037	2.283105		-	2.062906	2.261727
100 IDR	0.007339	0.006562	0.007232		0.006923	0.007044	0.007982

Intangible Assets

Intangible assets include trade names and favorable lease rights that have been acquired in business combinations (unfavorable lease rights are recognized as "Other liabilities" and released in analogy with SIC 15 *Operating Leases - Incentives*), computer software, various licenses and prescription files separately acquired. Separately acquired intangible assets are initially recognized at cost, while intangible assets acquired as part of a business combination are measured initially at fair value (see "Business Combinations and Goodwill"). Intangible assets acquired as part of a business combination that are held to prevent others from using them ("defensive assets") - often being trade names with no intended future usage - are recognized separately from goodwill.

Expenditures on advertising or promotional activities, training activities and start-up activities, and on relocating or reorganizing part or all of an entity are recognized as an expense as incurred, i.e., when Delhaize Group has access to the goods or has received the services in accordance with the underlying contract.

Intangible assets are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization begins when the asset is available for use, as intended by management. Residual values of intangible assets are assumed to be zero and are reviewed at each financial year-end.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique "for-own-use software" controlled by the Group are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software product so that it will be available for use;
- management intends to complete the software product and use it;
- there is an ability to use the software product;
- it can be demonstrated how the software product will generate probable future economic benefits;
- adequate technical, financial and other resources to complete the development and to use the software product are available; and
- the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs capitalized as part of the software product include software development employee costs and directly attributable overhead costs. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs recognized in a previous reporting period as an expense are not recognized as an asset in a subsequent period.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with finite lives are reviewed annually and are as follows:

- Prescription files   15 years
- Favorable lease rights   Remaining lease term
- Computer software   3 to 5 years
- Other intangible assets   3 to 15 years

Intangible assets with indefinite useful lives are not amortized, but are annually tested for impairment and when there is an indication that the asset may be impaired. The Group believes that acquired and used trade names have indefinite lives because they contribute directly to the Group's cash flows as a result of recognition by the customer of each banner's characteristics in the marketplace. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assumption continues to be supportable. Changes, if any, would result in prospective amortization.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment, if any. Acquisition costs include expenditures that are directly attributable to the acquisition of the asset. Such costs include the cost of replacing part of the asset and dismantling and restoring the site of an asset if there is a legal or constructive obligation and borrowing costs for long-term construction projects if the recognition criteria are met. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Costs of day-to-day servicing of property, plant and equipment are recognized in the income statement as incurred.

Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets and starts when the asset is available for use as intended by management. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment. Land is not depreciated. The useful lives of tangible fixed assets are as follows:

- Buildings   33 to 40 years
- Permanent installations   3 to 25 years
- Machinery and equipment   3 to 14 years
- Furnitures, fixtures, equipment and vehicles   5 to 10 years

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "Other operating income" (Note 27) or "Other operating expenses" (Note 28) in the income statement.

Residual values, useful lives and methods of depreciation are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Investment Property

Investment property is defined as property (land or building - or part of a building - or both) held by Delhaize Group to earn rentals or for capital appreciation or both, but not for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Delhaize Group recognizes the part of an owned (or leased under a finance lease) property that is leased to third-party retailers as investment property, unless it represents an insignificant portion of the property.

Investment property is measured initially at cost including transaction costs. Subsequent to initial recognition, Delhaize Group elected to measure investment property at cost, less accumulated depreciation and accumulated impairment losses, if any (i.e., applying the same accounting policies as for property, plant and equipment). The fair values, which reflect the market conditions at the balance sheet date, are disclosed in Note 9.

Leases

The determination of whether an agreement is, or contains a lease, is based on the substance of the agreement at inception date. Leases are classified as finance leases when the terms of the lease agreement transfer substantially all the risks and rewards incidental to ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are allocated between finance costs and a reduction of the lease obligation to achieve a constant rate of interest over the lease term. Finance lease assets and leasehold improvements are depreciated over the shorter of the expected useful life of similar owned assets or the relevant lease term.

Rents paid on operating leases are charged to income on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction of rent expense.

In connection with investment property, where the Group is the lessor, leases where the Group does not transfer substantially all the risk and rewards incident to the ownership of the investment property are classified as operating leases and are generating rental income. Contingent rents are recognized as other operating income (Note 27) in the period in which they are earned.

SUPPLEMENTARY INFORMATION   HISTORICAL FINANCIAL OVERVIEW   CERTIFICATION OF RESPONSIBLE   REPORT OF THE STATUTORY AUDITOR   SUMMARY STATUTORY ACCOUNTS

PERSONS   OF DELHAIZE GROUP SA

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use ("qualifying assets") are capitalized as part of the respective asset. All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that Delhaize Group incurs in connection with the borrowing of funds.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When a grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When a grant relates to an asset, it is recognized as deferred income and recognized in the income statement as other operating income (Note 27) on a systematic basis over the expected useful life of the related asset.

Inventories

Inventories are valued at the lower of cost on a weighted average cost basis and net realizable value. Costs of inventory include all costs incurred to bring each product to its present location and condition. Inventories are written down on a case-by-case basis if the anticipated net realizable value (anticipated selling price in the course of ordinary business less the estimated costs necessary to make the sale) declines below the carrying amount of the inventories. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction and volume incentives. These "vendor allowances" are included in the cost of inventory and recognized in the income statement when the product is sold, unless they represent reimbursement of a specific, incremental and identifiable cost incurred by the Group to sell the vendor's product in which case they are recorded immediately as a reduction of the corresponding selling, general and administrative expenses. Estimating rebates from suppliers requires in certain cases the use of assumptions and judgment regarding specific purchase or sales level and to estimate related inventory turnover.

Cash and Cash Equivalents

Cash and cash equivalents include cash at call with banks and on hand and short-term deposits with an original maturity of three months or less. Negative cash balances (bank overdrafts) are reclassified on the balance sheet to "Other current liabilities."

Impairment of Non-Financial Assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset (hereafter "asset") may be impaired. If such indications are identified, the asset's recoverable amount is estimated. Further, goodwill and intangible assets with indefinite lives or that are not yet available for use, are tested annually for impairment, which at Delhaize Group is in the fourth quarter of the year.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. As independent cash flows are often not available for individual assets, for the purpose of impairment testing, assets need to be grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets ("cash generating unit" or CGU).

In determining fair value less costs to sell for individual assets or CGUs, appropriate valuation models are used, which are supported by valuation multiples, quoted share prices for publicly traded subsidiaries (i.e., Alfa Beta Vassilopoulos S.A.) or other available fair value indicators.

Goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to the CGUs that are expected to benefit from the synergies of the combination and represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and that is not larger than an operating segment before aggregation (see further Note 6).

An impairment loss of a continuing operation is recognized in the income statement if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

If impairment of assets, other than goodwill, is no longer justified in future periods due to a recovery in fair value or value in use of the asset, the impairment is reversed. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill impairment is never reversed.

Non-derivative Financial Assets

Delhaize Group classifies its non-derivative financial assets (hereafter "financial asset") within the scope of IAS 39 *Financial Instruments: Recognition and Measurement* into the following categories: held-to-maturity, loans and receivables and available-for-sale. Delhaize Group holds no financial assets that would be classified as measured at fair value through profit or loss. The Group determines the classification of its financial assets at initial recognition.

These financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets.

• *Held-to-maturity investments:* Financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are

CONSOLIDATED BALANCE SHEET   CONSOLIDATED INCOME   CONSOLIDATED STATEMENT   CONSOLIDATED STATEMENT   CONSOLIDATED STATEMENT   **NOTES TO THE FINANCIAL**

STATEMENT   OF COMPREHENSIVE INCOME   OF CHANGES IN EQUITY   OF CASH FLOWS   **STATEMENTS**

measured at amortized cost using the effective interest method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, and through the amortization process.

In case the Group sells a more than an insignificant amount of its financial assets classified as held-to-maturity, any remaining held-to-maturity assets would have to be reclassified as available-for-sale financial assets (Note 11). In such an event, two full financial years must pass before Delhaize Group can again classify financial assets as held-to-maturity ("tainting rules").

• *Loans and receivables:* Financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such financial assets are subsequent to initial recognition carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired and through the amortization process. The Group's loans and receivables comprise "Other financial assets" (Note 12), "Receivables" (Note 14) and "Cash and cash equivalents" (Note 15).

Trade receivables are subsequently measured at amortized cost less a separate impairment allowance. An allowance for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and the amount of the loss is recognized in the income statement within "Selling, general and administrative expenses." Impaired receivables are derecognized when they are determined to be uncollectible.

• *Available-for-sale investments:* Available-for-sale investments are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. After initial measurement, available-for-sale investments are measured at fair value with unrealized gains or losses recognized directly in OCI, until the investment is derecognized or impaired, at which time the cumulative gain or loss recorded in the available-for-sale reserve is recognized in the income statement as a reclassification adjustment.

Delhaize Group mainly holds quoted investments and the fair value of these are predominately based on current bid prices (see further Note 10.1). The Group monitors the liquidity of the quoted investments to identify inactive markets, if any. In a very limited number of cases, e.g., if the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques making maximum use of market inputs and relying as little as possible on entity-specific inputs, including broker prices from independent parties, in which case the Group ensures that they are consistent with the fair value measurement objective and is consistent with any other market information that is available.

For available-for-sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. Currently, Delhaize Group holds mainly investments in debt instruments, in which case the impairment is assessed based on the same criteria as financial assets carried at amortized cost (see above "Loans and receivables"). Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement. Further, Delhaize Group currently holds an immaterial investment in equity instruments where objective evidence for impairment include a significant or prolonged decline in the fair value of the investment below its costs. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognized directly in equity (OCI).

Available-for-sale financial assets are included in "Investments in securities" (Note 11). They are classified as non-current assets except for investments with a maturity date less than 12 months from the balance sheet date.

Non-derivative Financial Liabilities

IAS 39 *Financial Instruments: Recognition and Measurement* contains two categories for non-derivative financial liabilities (hereafter "financial liabilities"): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group mainly holds financial liabilities measured at amortized cost, which are included in "Debts," "Borrowings," "Accounts payable" and "Other liabilities." In addition, the Group issued Senior Notes, which are part of a designated fair value hedge relationship (Note 19).

All financial liabilities are recognized initially at fair value, plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. The fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date for financial liabilities actively traded in organized financial markets.

• *Financial liabilities measured at amortized cost* are measured at amortized cost after initial recognition. Amortized cost is computed using the effective interest method less principal repayment. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added to or subtracted from the carrying amount of the instrument.

• *Convertible notes and bonds* are compound instruments, usually consisting of a liability and equity component. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds from the issuance of the convertible debt and the fair value of the liability component of the instrument represents the value of the embedded option to convert the liability into equity of the Group and is recorded in equity. Transaction costs are apportioned between the liability and equity component of the convertible instrument based on the allocation of proceeds to the liability and equity component when the instruments are initially recognized. The financial liability component is measured at amortized cost until it is extinguished on conversion or redemption. The carrying amount of the embedded conversion option is not re-measured in subsequent years. Convertible bonds are included in "Debts" on the balance sheet (Note 18).

Derivative Financial Instruments

The subsequent accounting for derivative financial instruments depends on whether the derivative is designated as an effective hedging instrument, and if so, the nature of the item being hedged (see "Hedge Accounting" below).

- *Economic hedges:* Delhaize Group does not hold or issue derivatives for speculative trading purposes. The Group uses derivative financial instruments - such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments - solely to manage its exposure to interest rates and foreign currency exchange rates. Derivatives not being part of an effective designated hedge relationship are therefore only entered into in order to achieve "economic hedging." This means that, e.g., foreign exchange forward contracts and currency swaps are not designated as hedges and hedge accounting is not applied as the gain or loss from re-measuring the derivative is recognized in profit or loss and naturally offsets the gain or loss arising on re-measuring the underlying instrument at the balance sheet exchange rate (Note 19).

  These derivatives are classified as mandatory held-for-trading and initially recognized at fair value, with attributable transaction costs recognized in profit or loss when incurred. Subsequently, they are re-measured at fair value. Derivatives are accounted for as assets when the fair value is positive and as liabilities when the fair value is negative (Note 19).

  The fair value of derivatives is the value that Delhaize Group would receive or have to pay if the financial instruments were discontinued at the reporting date. This is calculated on the basis of the contracting parties' relevant exchange rates, interest rates and credit ratings at the reporting date. In the case of interest-bearing derivatives, a distinction can be made between the "clean price" and the "dirty price" (or "full fair value"). In contrast to the clean price, the dirty price includes any interest accrued. The fair value of such interest-bearing derivatives corresponds to the dirty price or full fair value.

  Any gains or losses arising from changes in fair value on these derivatives are taken directly to the income statement. As Delhaize Group enters into derivative financial instruments contracts only for economic hedging purposes, the classification of the changes in fair value of the derivative follow the underlying (i.e. if the economically hedged item is a financial asset, the changes in fair value of the derivative are classified as "Income from investment," Note 29.2; if the underlying is a financial liability, the changes in fair value of the derivative are classified as "Finance costs," Note 29.1).

  Derivatives are classified as current or non-current or separated into a current or non-current portion based on an assessment of the facts and circumstances.

- *Embedded derivatives* are components of hybrid instruments that include non-derivative host contracts. Such embedded derivatives are separated from the host contract and accounted separately, if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instruments are not measured at fair value through profit or loss. The accounting for any separated derivative follows the general guidance summarized above.

Hedge Accounting

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or (forecast) transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

- *Cash flow hedges* are used to protect the Group against fluctuations in future cash flows of assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risk) or from highly probable forecast transactions. In such a cash flow hedge relationship, the changes in the fair value of the derivative hedging instrument are recognized directly in OCI to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. Amounts accumulated in OCI are recycled in the income statement in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place).

  If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI and presented in the discontinued cash flow hedge reserve in equity remains in there until the hedged item affects profit or loss.

- *Fair value hedges* are used to hedge the fair values of assets or liabilities recognized in the balance sheet or firm commitments not yet recognized in the financial statements. When designated as such a fair value hedge, the gain or loss from re-measuring the hedging instrument at fair value is recognized in profit or loss. Additionally, the gain or loss on the hedged item, attributable to the hedged risk, is recognized in profit or loss by adjusting the carrying amount of the hedged item. Delhaize Group usually hedges financial liabilities. As for economic hedges, the changes in the hedging instrument follow the hedged item; therefore they are usually presented in the income statement as "Finance cost" (Note 29.1).

- *Hedges of a net investment:* Delhaize Group currently does not hedge any of its net investments in any of its foreign operations.

Share Capital and Treasury Shares

- *Ordinary shares:* Delhaize Group's ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

- *Treasury shares:* Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company's equity holders.

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in OCI or in equity. In this case, the related tax is also recognized in OCI or directly in equity respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group's subsidiaries and associates operate and generate taxable income. Provisions / receivables are established on the basis of amounts expected to be paid to or recovered from the tax authorities.

Deferred tax liabilities and assets are recognized, using the liability method, on temporary differences arising between the carrying amount in the consolidated financial statements and the tax basis of assets and liabilities. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the temporary differences reverse.

Deferred tax liabilities are recognized for temporary differences arising on investments in subsidiaries, associates and interests in joint ventures, if any, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are only offset, if there is a legally enforceable right to set off current tax liabilities and assets and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Group elected to present interest and penalties relating to income taxes in "Income tax expense" in the income statement.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at balance sheet date at management's best estimate of the expenditures expected to be required to settle the obligation, discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risk specific on the liability, if material. Where discounting is used, the increase in the provision due to the passage of time ("unwinding of the discount") is recognized within "Finance costs" (Note 29.1).

- *Store closing costs:* Delhaize Group regularly reviews its stores' operating performance and assesses the Group's plans for certain store closures. Closing stores results in a number of activities required by IFRS in order to appropriately reflect the value of assets and liabilities and related store closing costs, such as a review of net realizable value of inventory or review for impairment of assets or cash generating units (for both activities see accounting policies described above). In addition, Delhaize Group recognizes "Closed store provisions," which consist primarily of provisions for onerous contracts and severance ("termination") costs (for both see further below). Costs recognized as part of store closings are included in "Other operating expenses" (Note 28), except for inventory write-downs, which are classified as "Cost of sales" (Note 25). If appropriate (see accounting policy for "Non-Current Assets / Disposal Groups and Discontinued Operations" above), stores are accounted for in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations.*

  Onerous contracts: IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* requires the recognition of a provision for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, at the latest upon actual closing, Delhaize Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceeds the expected benefits from such agreements, which comprises the estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. The adequacy of the closed store provision is dependent upon the economic conditions in which stores are located which will impact the Group's ability to realize estimated sublease income. Owned and finance leased stores that are closed and rented out to third-parties are reclassified as investment property (Note 9).

  When *termination costs* are incurred in connection with a store closing, a liability for the termination benefits is recognized in accordance with IAS 19 *Employee Benefits*, when the Group is demonstrably committed to the termination for the estimated settlement amount, which is when the implementation of a formal plan has started or the main features have been announced to those affected (see also "Employee Benefits" below).

SUPPLEMENTARY INFORMATION   HISTORICAL FINANCIAL OVERVIEW   CERTIFICATION OF RESPONSIBLE   REPORT OF THE STATUTORY AUDITOR   SUMMARY STATUTORY ACCOUNTS

PERSONS   OF DELHAIZE GROUP SA

Store closing provisions are reviewed regularly to ensure that accrued amounts appropriately reflect management's best estimate of the outstanding commitments and that additional expenses are provided for or amounts that are no longer needed for their originally intended purpose are released.

- *Self-insurance:* Delhaize Group is self-insured for workers' compensation, general liability, automobile accidents, pharmacy claims and health care in the United States. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Excess loss protection above certain maximum exposures is provided by external insurance companies.
- *Restructuring provisions* are recognized when the Group has approved a detailed formal restructuring plan, and the restructuring either has commenced or has been announced to those affected by it. Any restructuring provision contains only those expenditures that are directly arising from the restructuring and are both necessarily entailed by the restructuring and not associated with the ongoing activity of the Group. Future operating losses are therefore not provided for.

Employee Benefits

- A *defined contribution plan* is a post-employment benefit plan under which the Group pays fixed contributions - usually to a separate entity - and has no legal or constructive obligation to pay further contributions, regardless of the performance of funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as "Employee benefit expense" when they are due. See for details of Delhaize Group's defined contribution plans Note 21.1.
- A *defined benefit* plan is a post-employment benefit plan other than a defined contribution plan (see above), which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group's net obligation recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets - which in case of funded plans are usually held by a long-term employee benefit fund or qualifying insurance company and are not available to the creditors of the Group nor can they be paid directly to the Group - and adjustments for past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability.

When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan, or on settlement of the plan liabilities.

Delhaize Group recognizes actuarial gains and losses, which represent adjustments due to experience and changes in actuarial assumptions, fully in the period in which they occur in OCI.

Past service costs are recognized immediately in the income statement, unless the changes to the plan are conditional on the employee remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

Pension expense is included in "Cost of sales" and in "Selling, general and administrative expenses." See for details of Delhaize Group's defined benefit plans Note 21.1.

- *Other post-employment benefits:* some Group entities provide post-retirement healthcare benefits to their retirees. The Group's net obligation in respect of long-term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value, and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in OCI in the period in which is arises. These obligations are valued annually by independent qualified actuaries. See for details of Delhaize Group's other post-employment benefit plans Note 21.2.
- T*ermination benefits:* are recognized when the Group is demonstrably committed, without realistic possibility of withdrawal, to a detailed formal plan to terminate employment before the normal retirement date. In addition, Delhaize Group recognizes expenses in connection with termination benefits for voluntary redundancies if the Group has made an offer of voluntary redundancy, if it is probable that the offer will be accepted and the number of acceptances can be measured reliably.
- *Profit-sharing and bonus plans:* the Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments. The Group recognizes a provision if contractually obliged or if there is a past practice that has created a constructive obligation (see Note 21.3).
- *Share-based payments:* the Group operates various equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options or warrants) of the Group. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The total amount to be expensed is determined by reference to the grant date fair value of the share-based awards and is calculated using the Black-Scholes-Merton valuation model (for details see Note 21.3). The share-based compensation plans operated by Delhaize Group currently do not contain any non-market vesting conditions, but service vesting conditions alone.

The total amount expensed is recognized in the income statement - together with a corresponding increase in equity - over the vesting period of the share-based award, which is the period over which all of the specified vesting conditions are to be satisfied. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest.

In the event of a modification of the terms of an equity-settled award, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense would be recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, in case that a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

Any proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when options are exercised. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 31).

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty.

- *Sales of products* to the Group's retail customers are recognized at the point of sale and upon delivery of groceries to Internet or telephone order customers. In addition, Delhaize Group generates revenue from sales to its wholesale customers, which are recognized upon delivery to or pick-up by the wholesale customer.

  As stated above, sales are recorded net of sales taxes, value-added taxes and discounts and incentives. These include discounts from regular retail prices for specific items and "buy-one, get-one-free"-type incentives that are offered to retail customers through the Group's customer loyalty programs. Discounts provided by vendors, in the form of manufacturer's coupons, are recorded as a receivable.

  Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer.

  The Group maintains various loyalty points programs whereby customers earn points for future purchases. These customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is then recognized as revenue over the period that the award credits are redeemed.

- The Group generates limited revenues from *franchise fees*, which are recognized when the services are provided or franchise rights used.
- For certain products or services, such as the sale of lottery tickets, third-party prepaid phone cards, etc., Delhaize Group acts as an agent and consequently records the amount of *commission income* in its net sales.
- *Rental income* from investment property is recognized in profit or loss on a straight-line basis over the term of the lease and included in "Other operating income" (Note 27).
- *Interest Income* is recognized as interest accrues (using the effective interest method) and is included in "Income from investments" (Note 29.2).
- *Dividend income* is recognized when the Group's right to receive the payment is established. The income is included in "Income from investments" (Note 29.2).

Cost of Sales

Cost of sales includes purchases of products sold and all costs associated with getting the products into the retail stores, including buying, warehousing and transportation costs. Finally, cost of sales includes appropriate vendor allowances (see also accounting policy for "Inventories" above).

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments. At Delhaize Group the CODM has been identified to be the Executive Committee.

See Note 2.2 for additional details on the impact the implementation of IFRS 8 had on Delhaize Group's segment reporting.

2.4. Significant Use of Estimates, Assumptions and Judgment

The preparation of financial statements in conformity with IFRS requires Delhaize Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and income and expenses, which inherently contain some degree of uncertainty. These estimates are based on experience and assumptions Delhaize Group believes to be reasonable under the circumstances. By definition, actual results could and will often differ from these estimates. In the past, the Group's estimates generally have not deviated significantly from actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts in the consolidated financial statements is included in, but not limited to, the following notes:

- Note 3 - Identification and aggregation of operating segments;
- Notes 5.2, 5.3 - Disposal Group Classified as Held for Sale and Discontinued Operations;
- Notes 6, 7, 8, 11, 14 - Assessing assets for impairment and fair values of financial instruments;
- Notes 13, 25 - Accounting for vendor allowances;
- Note 18.3 - Classification of leases;
- Note 20 - Provisions;
- Note 21 - Employee Benefits;
- Note 22 - Income Taxes.

2.5. Standards and Interpretations Issued but not yet Effective

The following standards, amendments to or revisions of existing standards or interpretations have been published and are mandatory for the Group's accounting periods beginning on January 1, 2010 or later periods, but Delhaize Group has not early adopted them:

- *Improvements to IFRS* (applicable for annual periods beginning on or after January 1, 2010): In April 2009, the IASB issued the second final omnibus annual improvements standard, containing 15 changes to 12 IASB pronouncements. Except as described in Note 2.2, Delhaize Group has not adopted any of the remaining amendments and clarifications, but has reviewed them and concluded that they would have no impact on the consolidated financial statements.

- Amendments to IFRS 2 *Group Cash-settled Share-based Payment Transactions* (applicable for annual periods beginning on or after January 1, 2010): The amendment clarifies the scope of IFRS 2 *Share-based Payment* and incorporates IFRIC 8 *Scope of IFRS 2* and IFRIC 11 *Group and Treasury Share Transactions* into IFRS 2, which subsequently have both been withdrawn. The amendment further clarifies when a share-based payment needs to be considered as an equity settled and when as cash settled share based payment. Delhaize Group reviewed the revised requirements and concluded that based on its current stock option plans, the amendment will have no impact on its consolidated financial statements.

- Revised IFRS 3 *Business Combinations* (applicable to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009): While the revised IFRS 3 continues to apply the purchase accounting method, now referred to as acquisition method, it introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period of the acquisition and future results. Delhaize Group will apply the revised IFRS 3 prospectively for business combinations taking place after January 1, 2010.

- Revised IAS 24 *Related Party Disclosures* (applicable for annual periods beginning on or after January 1, 2011): The revised IAS 24 clarifies and simplifies the definition of a related party, without reconsidering the fundamental approach to related party disclosures. The revised standard also provides some relief for government-related entities (as defined in the revised standard) to disclose details of all transactions with other government-related entities (as well as with the government itself). The Group is currently in the process of carefully assessing if the revised guidance has any impact on Delhaize Group's related party disclosure as included at present in Note 32.

- Amendment to IAS 27 *Consolidated and Separate Financial Statements* (applicable for annual periods beginning on or after July 1, 2009): The revised IAS 27 requires that changes in the ownership interest of a subsidiary (without loss of control) is accounted as an equity transaction and will therefore not result in goodwill or gains any longer. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Delhaize Group will apply the revised standard prospectively to transactions with non-controlling interests from January 1, 2010 and will have to change prospectively its current accounting policy in this respect, as the Group is currently applying the so-called "parent entity extension" method.

- Amendments to IAS 32 *Classification of Rights Issues* (applicable for annual periods beginning on or after February 1, 2010): In October 2009, the IASB amended IAS 32 in that way that foreign currency rights issues are now required to be treated as equity transactions, provided the offer is made pro-rata to all existing owners of the same class of the entity's own non-derivative equity instruments. Delhaize Group is currently analyzing the revised guidance and is in the process of reviewing past capital transactions in order to assess the potential impact the amendment might have on its consolidated financial statements, if any.

- Amendments to IAS 39 *Eligible Hedged Items* (applicable for annual periods beginning on or after July 1, 2009): The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The Group has investigated the amendments and concluded that they will have no impact on the financial position or performance of the Group, as the Group has not entered into any such transactions.

- IFRS 9 *Financial Instruments* (applicable for annual periods beginning on or after January 1, 2013): On November 12, 2009, the IASB published the first part of IFRS 9, the accounting standard that will eventually replace IAS 39 *Financial Instruments: Recognition and Measurement*. The revised guidance included in IFRS 9 relates to classification and measurement of financial assets alone and applies a "business model" and "characteristics of the financial asset" test to assess if, after initial recognition at fair value, a financial asset is subsequently measured at amortized cost or at fair value. Debt instruments may be subsequently measured at amortized cost if the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at fair value. All financial assets that are equity investments are measured at fair value either through OCI or profit or loss. This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case, they must be measured at fair value through profit or loss. Further, IFRS 9 removes the requirement to separate derivatives embedded in financial host instruments that are assets within the scope of IFRS 9. Instead, the asset in its entirety is measured at amortized cost, or fair value, depending on the business model and the instrument's cash flow characteristics. IFRS 9 retains a fair value option to avoid "accounting mismatch" and requires reclassifications solely in the event that an entity changes its business model for managing its financial assets for all affected financial assets. Delhaize Group is currently carefully scrutinizing the revised guidance in order to start assessing what impact IFRS 9 might have on its consolidated financial statements.

- IFRIC 17 *Distribution of non cash assets to owners* (applicable for annual periods beginning on or after July 1, 2009): The Interpretation provides guidance on how to account for distribution of non-cash assets to shareholders. Delhaize Group has reviewed the requirements of the Interpretation and concluded that it currently has no impact on the Group's financial statements.
- IFRIC 19 *Extinguishing Financial Liabilities with Equity Instruments* (applicable for annual periods beginning on or after July 1, 2010): On November 26, 2009, IFRIC 19 was issued, which clarifies the treatment of financial liabilities that are extinguished with equity instruments. Delhaize Group will update its accounting policies correspondingly, but currently is of the opinion that the retrospective application will have no impact on previously presented financial information.
- Amendments to IFRIC 14 *Prepayments of a Minimum Funding Requirement* (applicable for annual periods beginning on or after January 1, 2011): The amendment corrects an unintended consequence of IFRIC 14, an interpretation of IAS 19 *Employee Benefits*. Delhaize Group believes that the interpretation currently would have no impact on its consolidated financial statements.

2.6 Financial Risk Management, Objectives and Policies

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Delhaize Group's principle financial liabilities, other than derivatives, comprise mainly debts and borrowings and trade and other payables. These financial liabilities are mainly held in order to raise funds for the Group's operations. On the other hand, the Group holds notes receivables, other receivables and cash and cash-equivalents that result directly from the Group's activities. The Group also holds several available-for-sale investments. Delhaize Group uses derivative financial instruments to hedge certain risk exposures.

The risks the Group is exposed to are evaluated by Delhaize Group's management and Board of Directors and discussed in the section "Risk Factors" in this annual report.

3. Segment Information

As explained in Note 2.2, Delhaize Group adopted IFRS 8, *Operating Segments*, effective January 1, 2009 and consistent with prior periods presents segment information on a geographical basis, based on the location of customers and stores, which is how Delhaize Group manages its operations.

In the past, under IAS 14 Segment Reporting guidance, Delhaize Group excluded from the business segments certain assets and liabilities. Cash and cash equivalents, financial assets, derivatives, financial liabilities including debt, finance leases and income tax related assets and liabilities were previously re-allocated to the "Corporate and Unallocated" segment. As the reporting to the chief operating decision maker does not include such reallocations, segment assets and liabilities are now reported consistent with internal reporting. Comparative information on segment assets and liabilities has been re-presented.

The geographical segment information for 2009, 2008 and 2007 is as follows:

Year ended December 31, 2009 (in millions of EUR)	United States	Belgium[2]	Greece	Rest of the World[3]	Corporate	Total
Revenues[1]	13 618	4 616	1 471	233	-	19 938
Cost of sales	(9 817)	(3 690)	(1 121)	(185)	-	(14 813)
Gross profit	3 801	926	350	48	-	5 125
Gross margin	27.9%	20.0%	23.8%	20.5%	-	25.7%
Other operating income	34	36	7	1	-	78
Selling, general and administrative expenses	(3 046)	(772)	(297)	(49)	(28)	(4 192)
Other operating expenses	(60)	(5)	(1)	(1)	(2)	(69)
Operating profit	729	185	59	(1)	(30)	942
Operating margin	5.4%	4.0%	4.0%	(0.3%)	-	4.7%
Operating profit from discontinued operations	-	1	-	-	-	1
Other information						
Assets	6 927	1 750	784	113	174	9 748
Liabilities	2 670	1 027	515	35	1 092	5 339
Capital expenditures	331	115	57	13	4	520
Non-cash operating activities:						
Depreciation and amortization	381	89	30	6	9	515
Impairment loss[4]	17	3	-	-	2	22
Share-based compensation	18	1	-	-	1	20

(1) All revenues are from external parties.
(2) Belgium includes Delhaize Group's operations in Belgium and the Grand-Duchy of Luxembourg.
(3) Rest of the World include the Group's operations in Romania and Indonesia.
(4) No impairment loss was recorded or reversed in equity.

Year ended December 31, 2008 (in millions of EUR)	United States	Belgium[2]	Greece	Rest of the World[3]	Corporate	Total
Revenues[1]	13 081	4 407	1 335	201	-	19 024
Cost of sales	(9 453)	(3 558)	(1 032)	(161)	-	(14 204)
Gross profit	3 628	849	303	40	-	4 820
Gross margin	27.7%	19.3%	22.7%	20.0%	-	25.3%
Other operating income	42	40	13	1	-	96
Selling, general and administrative expenses	(2 904)	(722)	(267)	(38)	(31)	(3 962)
Other operating expenses	(46)	(1)	(3)	-	-	(50)
Operating profit	720	166	46	3	(31)	904
Operating margin	5.5%	3.8%	3.4%	1.5%	-	4.8%
Operating profit from discontinued operations	-	(8)	-	-	-	(8)
Other information						
Assets	7 192	1 654	649	98	107	9 700
Liabilities	2 734	917	480	36	1 338	5 505
Capital expenditures	481	117	88	20	8	714
Non-cash operating activities:						
Depreciation and amortization	356	82	25	4	9	476
Impairment loss[4]	20	8	-	-	-	28
Share-based compensation	18	2	-	-	1	21

(1) All revenues are from external parties.
(2) Belgium includes Delhaize Group's operations in Belgium, the Grand-Duchy of Luxembourg and Germany (the latter reported in discontinued operations (see Note 5).
(3) Rest of the World include the Group's operations in Romania and Indonesia. Operations in Slovakia (liquidated in 2008) are presented in discontinued operations (see Note 5).
(4) No impairment loss was recorded or reversed in equity.

Year ended December 31, 2007 (in millions of EUR)	United States	Belgium[2]	Greece	Rest of the World[3]	Corporate	Total
Revenues[1]	13 259	4 346	1 173	165	-	18 943
Cost of sales	(9 623)	(3 493)	(904)	(135)	-	(14 155)
Gross profit	3 636	853	269	30	-	4 788
Gross margin	27.4%	19.6%	22.9%	18.3%	-	25.3%
Other operating income	52	50	5	1	-	108
Selling, general and administrative expenses	(2 919)	(725)	(221)	(27)	(31)	(3 923)
Other operating expenses	(23)	(10)	(2)	-	(1)	(36)
Operating profit	746	168	51	4	(32)	937
Operating margin	5.6%	3.8%	4.4%	2.3%	-	4.9%
Operating profit from discontinued operations	(1)	-	-	4	-	3
Other information						
Assets	6 544	1 679	455	53	91	8 822
Liabilities	2 512	934	314	23	1 363	5 146
Capital expenditures	547	114	37	12	19	729
Non-cash operating activities:						
Depreciation and amortization	368	78	20	3	7	476
Impairment loss[4]	13	2	-	(1)	-	14
Share-based compensation	19	2	-	-	1	22

(1) All revenues are from external parties.
(2) Belgium includes Delhaize Group's operations in Belgium, the Grand-Duchy of Luxembourg and Germany (the latter reported in discontinued operations (see Note 5).
(3) Rest of the World include the Group's operations in Romania and Indonesia. Operations in the Czech Republic and Slovakia are presented in discontinued operations (see Note 5).
(4) No impairment loss was recorded or reversed in equity.

Delhaize Group's operation of retail supermarkets represents approximately 90% of the Group's consolidated revenues. The remaining revenue predominately represents wholesale retail revenues. Delhaize Group is not reliant on any individual major customer and consequently, there are no individual customers where the total amount of revenue derived from that customer would be more than 10% of Delhaize Group's revenue.

4. Business Combinations and Acquisition of Non-controlling Interests

4.1. Business Combinations

Acquisitions during 2009

During 2009, Delhaize Group entered into several agreements that have resulted in the acquisition of businesses accounted for under IFRS 3. The most significant transactions are detailed further below. In addition to those, the Group entered into some smaller transactions acquiring individual stores (total acquisition price EUR 13 million), which resulted in a total increase of goodwill amounting to EUR 6 million.

Acquisition of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA

On January 2, 2009, Delhaize Group acquired 100% of the shares and voting rights of the unlisted Knauf Center Schmëtt SA and Knauf Center Pommerlach SA for a total purchase price of EUR 25 million. Both stores, based in Luxembourg, were previously affiliated stores and as of acquisition date, were integrated into Delhaize Group's company operated sales network.

The fair values of the identifiable assets and liabilities of Knauf Center Schmëtt SA and Knauff Center Pommerlach SA as of the date of acquisition can be summarized as follows:

(in millions of EUR)	Acquisition Date Fair Value
Property, plant and equipment	2
Inventories	2
Receivables and other assets	5
	9
Non-current liabilities	(1)
Accounts payable	(3)
Net assets	5
Goodwill arising on acquisition	20
Total consideration transferred	**25**

Both entities previously prepared financial statements under Luxembourg Generally Accepted Accounting Principle ("Lux GAAP") and consequently the carrying values of the assets and liabilities just before the acquisition have not been disclosed in the summary table above due to the fact that it would be impracticable to establish and / or estimate IFRS compliant amounts.

Transaction costs are negligible and the total consideration transferred of EUR 25 million represents the total net cash outflow.

The goodwill of EUR 20 million reflects the direct access Delhaize Group now has to the strong customer base and location of the stores operated by the two entities and the reduced operating costs due to the full integration into Delhaize Group's operated sales network.

The consolidated financial statements of Delhaize Group include the revenues of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA of EUR 56 million and net profit of EUR 2 million for the full year.

Acquisition of four Prodas supermarkets

On July 7, 2009, Delhaize Group acquired in an asset deal, through its fully-owned subsidiary Mega Image, four stores operating under the "Prodas" brand in Bucharest, for an amount of EUR 6 million (transaction costs are negligible). These supermarkets have been integrated with Delhaize Group's Romanian subsidiary Mega Image. The fair value of the acquired property, plant and equipment and inventory amounted to EUR 0.1 million. Goodwill of EUR 6 million has been recognized at Mega Image and represents buying and sales synergies.

The consolidated financial statements include the revenues of the acquired stores of EUR 3 million and net profit of EUR 0.5 million for the six months from acquisition date.

The carrying values of assets and liabilities just before the acquisition as well as the estimated full year's impact on Delhaize Group's consolidated result have not been disclosed here, as the selling entity applied Romanian Generally Accepted Accounting Policies ("Romanian GAAP") and it would have been impracticable to establish and / or estimate IFRS compliant amounts.

Acquisition of Koryfi SA

On November 23, 2009, Delhaize Group acquired, through its subsidiary Alfa Beta Vassilopoulos S.A. ("Alfa Beta"), 100% of the shares and voting rights of the Greek unlisted retailer Koryfi SA. Eleven stores, of which two are owned, and a distribution center were taken over for a consideration of EUR 7 million. One of the stores has been closed by the end of 2009 and the 10 other stores will be converted to Alfa Beta stores before the end of 2010.

Delhaize Group is in the process of performing the purchase price allocation and expects to finalize the initial accounting by mid 2010, as the Group is currently in the process of establishing acquisition date fair values for example for the lease agreements acquired.

The provisional fair values of the identifiable assets and liabilities of Koryfi SA as of the date of acquisition can be summarized as follows:

(in millions of EUR)	Provisional fair values recognized on acquisition
Intangible assets	1
Property, plant and equipment	3
Inventories	3
Receivables and other assets	1
	8
Non-current liabilities	(1)
Short-term borrowings	(2)
Accounts payable	(6)
Other current liabilities	(1)
Net assets	(2)
Goodwill arising on acquisition	9
Total consideration transferred	**7**

Transaction costs are negligible and the total consideration transferred of EUR 7 million represents the total expected net cash outflow. The provisional goodwill of EUR 9 million is attributed to location-related advantages, as it reinforces Alfa Beta's position in the North-eastern part of Greece, as well as to the acquisition of the customer base of the Koryfi stores.

From the date of acquisition, the acquired stores have contributed EUR 3 million to the 2009 revenues of the Group and - mainly due to the conversion process - EUR - 1 million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2009 revenues of the Group would have increased by approximately EUR 26 million.

Koryfi SA applied Greek Generally Accepted Accounting Principles ("Greek GAAP") before the acquisition by the Group. Consequently, the carrying values of assets and liabilities just before the acquisition, as well as the estimated full year impact on Group's consolidated results, have not been disclosed here due to the fact that it would be impracticable to establish and / or estimate IFRS compliant amounts.

Acquisitions during 2008

Acquisition of P.L.L.C.

On February 14, 2008, Delhaize Group acquired 100% of the shares and voting rights of P.L.Logistics Center – Dianomes – Apothikefsis - Logistics (P.L.L.C.) for an amount of EUR 12 million. This company owns mainly land and construction permits at Inofyta, Greece, where a new distribution center of fresh products is currently under construction. The fair value of the acquired land amounted to EUR 9 million and goodwill of EUR 5 million has been recognized. P.L.L.C. has been included in the consolidated financial statements since February 14, 2008.

Acquisition of Plus Hellas

On April 1, 2008, Delhaize Group acquired, through its subsidiary Alfa Beta, 100% of the shares and voting rights of the Greek retailer "Plus Hellas," a fully-owned subsidiary of the Tengelmann Group. The initial acquisition price of EUR 70 million was subsequently adjusted to EUR 65 million based on the terms of the agreement between the two parties. The Plus Hellas network consisted of 34 stores and a distribution center, whereby 11 stores and the distribution center are owned. During 2008, five Plus Hellas stores have been closed and the remaining 29 have been converted to Alfa Beta banners.

The final acquisition date (April 1, 2008) fair values of the identifiable assets and liabilities of Plus Hellas can be summarized as follows:

(in millions of EUR)	Acquisition Date Fair Value
Intangible assets	2
Property, plant and equipment	67
Other non-current assets	3
Inventories	8
Receivables and other assets	2
Cash and cash equivalents	1
	83
Non-current liabilities	(10)
Accounts payable	(18)
Other current liabilities	(4)
Net assets	51
Goodwill arising on acquisition	14
Total acquisition cost	**65**

The total acquisition costs comprised a cash payment and transaction costs of EUR 0.5 million, which were directly attributable to the acquisition.

(in millions of EUR)	Cash outflow on acquisition
Cash paid (net of contractual adjustments and including transaction costs)	65
Net cash acquired with the subsidiary	(1)
Net cash outflow	**64**

The recognized goodwill is attributed to the expected synergies, acquired customer base and other benefits from combining the assets and retail activities of Plus Hellas with those of the Group.

From the date of acquisition, Plus Hellas has contributed EUR 36 million to the Group's 2008 revenues and EUR - 6 million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 24 million.

Plus Hellas applied "Greek GAAP" before the acquisition by the Group. Consequently, the carrying values of assets and liabilities just before the acquisition, as well as the estimated full year impact on the Group's consolidated results, have not been disclosed here due to the fact that it would be impracticable to establish and / or estimate IFRS compliant amounts.

Acquisition of La Fourmi

On September 1, 2008, Delhaize Group acquired 100% of the shares and voting rights of La Fourmi, which operated 14 supermarkets in Bucharest (of which four are owned). These supermarkets have been integrated with Delhaize Group's Romanian subsidiary Mega Image. The purchase price of La Fourmi was EUR 19 million, subsequently adjusted to EUR 12 million, based on the contract terms.

The final fair values of the identifiable assets and liabilities of La Fourmi as of the acquisition date (September 1, 2008) can be summarized as follows:

(in millions of EUR)	Acquisition Date Fair Value
Intangible assets	3
Property, plant and equipment	7
Inventories	1
Receivables and other assets	2
	13
Non-current liabilities	(2)
Accounts payable	(7)
Other current liabilities	(3)
Net assets	1
Goodwill arising on acquisition	11
Total acquisition cost	**12**

The total acquisition costs comprise a cash payment and transaction costs of EUR 0.2 million, which are directly attributable to the acquisition.

(in millions of EUR)	Cash outflow on acquisition
Cash paid (net of contractual adjustments and including transaction costs)	12
Net cash acquired with the subsidiary	-
Net cash outflow	**12**

The fair values of the identifiable assets and liabilities of La Fourmi in the 2008 consolidated financial statements were recognized on a provisional basis. No material adjustments were made during 2009. The goodwill is attributed to strategic and location-related advantages, as well as to the acquisition of the customer base of the La Fourmi stores.

From the date of acquisition, stores of the former La Fourmi Group have contributed EUR 6 million to the 2008 revenues of the Group and EUR - 0.2 million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 20 million.

La Fourmi's carrying values of assets and liabilities just before the acquisition as well as the estimated full year's impact on the Group's consolidated results have not been disclosed here, as the La Fourmi Group previously applied Romanian GAAP and it would have been impracticable to establish and / or estimate IFRS compliant amounts.

4.2. Acquisition of non-controlling interests

Alfa Beta Vassilopoulos S.A.

On May 18, 2009, Delhaize Group announced the launch of a voluntary tender offer for all of the shares of its Greek subsidiary Alfa Beta Vassilopoulos S.A. ("Alfa Beta") which were not yet held by any of the consolidated companies of Delhaize Group at a price of EUR 30.50 per Alfa Beta share. On June 29, 2009, the offer price was increased to EUR 34.00 per share, being a consequence of reaching an agreement with two major shareholders (approximately 12%) of Alfa Beta. The necessary regulatory approval was obtained on June 30, 2009.

Prior to the tender offer, Delhaize Group owned 8 310 614 shares or 65.27% of the voting rights of Alfa Beta. During the acceptance period, which started on June 12, 2009 and ended on July 9, 2009, shareholders of Alfa Beta tendered 2 680 324 shares in total, representing approximately 21.05% of the Alfa Beta voting rights. At the end of the tender offer period, Delhaize Group held 89.56% of Alfa Beta shares.

During the second half of 2009, Delhaize Group acquired additional shares on the market and at December 31, 2009 Delhaize Group owned 11 451 109 shares (representing 89.93%).

In accordance with the accounting policies of Delhaize Group (application of "parent entity extension" method), the difference between the consideration paid (EUR 108 million) and the book value of the share of the net assets acquired has been recognized in goodwill and amounts to EUR 72 million.

In this connection, we also refer to Note 35 on subsequent events.

5. Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations

5.1. Divestitures

On March 15, 2007, Delhaize Group reached a binding agreement to sell Di, its Belgian beauty and body care business to NPM/CNP and Ackermans & Van Haaren. As Di did not meet the criteria of a "Discontinued Operation", the transaction was not separately disclosed as such in the financial statements. The transaction was approved by the European antitrust authorities on June 1, 2007, and was closed on June 30, 2007.

Delhaize Group received EUR 33 million in cash and recorded a pre-tax gain of EUR 2 million in 2007, including EUR 3 million in "Other operating income", EUR 2 million in "Other operating expenses" and EUR 1 million in "Income from investments."

5.2. Disposal Group / Assets Classified as Held for Sale

On July 13, 2009, Delhaize Group reached an agreement with the German retail group Rewe for the sale of 100% of the shares of Delhaize Deutschland GmbH, which operated four stores in Germany. The sale transaction was completed in September 2009 with a final sale price of EUR 8 million.

The assets and liabilities of Delhaize Deutschland GmbH, which was part of the Belgian segment, had been presented as "held for sale" as of December 2008 and income and expenses relating to Delhaize Deutschland GmbH are shown until disposal as "Result from discontinued operations."

The carrying value as of December 31, 2008 of assets classified as assets held for sale and liabilities associated with assets held for sale included: inventory (EUR 1 million), cash (EUR 1 million), provisions (EUR 2 million) and other liabilities (EUR 1 million).

5.3. Discontinued Operations

As mentioned above (Note 5.2), at December 31, 2008 Delhaize Deutschland GmbH was classified as a disposal group held for sale and qualified simultaneously as a discontinued operation. In 2008, Delhaize Group recognized an impairment loss of EUR 8 million in order to write down the carrying value of Delhaize Deutschland GmbH to its estimated fair value less costs to sell. In September 2009, the sale of the German activities to Rewe was completed. The operational results of Delhaize Deutschland GmbH during the first eight months of 2009, as well as the gain of EUR 7 million realized on the sale, were classified as "Result from discontinued operations" at December 31, 2009.

In April 2008, Food Lion Thailand Ltd, a dormant company, was liquidated resulting in a gain from discontinued operations of EUR 2 million in 2008.

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic (part of "Rest of the World" segment), to the German retail group Rewe, for EUR 100 million. At December 31, 2006, Delvita, was classified as held for sale and qualified simultaneously as a discontinued operation and Delhaize Group recognized an impairment loss of EUR 64 million, to write down the value of Delvita to its estimated fair value less costs to sell. On disposal in May 2007, the operational result of Delvita of the first five months of 2007, as well as a gain of EUR 23 million, including a positive accumulated foreign currency translation adjustment of EUR 24 million, previously recognized in OCI, were classified as "Result from discontinued operations" at December 31, 2007.

The overall "Result of discontinued operations" and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

(in millions of EUR, except per share information)	2009	2008	2007
Revenues	14	20	135
Cost of sales	(11)	(11)	(104)
Other operating income	-	-	2
Selling, general and administrative expenses	(2)	(9)	(31)
Other operating expenses	-	(8)	1
Finance income (costs)	7	2	20
Result before tax	8	(6)	23
Income taxes	-	-	1
Result from discontinued operations (net of tax)	**8**	**(6)**	**24**
Basic earnings per share from discontinued operations	0.09	(0.06)	0.25
Diluted earnings per share from discontinued operations	0.08	(0.06)	0.24
Operating cash flows	-	3	(4)
Investing cash flows	(1)	(1)	(2)
Financing cash flows	-	-	(1)
Total cash flows	**(1)**	**2**	**(7)**

The pre-tax (loss) gain recognized on the re-measurement of assets held for sale was zero in 2009, EUR (8) million in 2008 and EUR 1 million in 2007, respectively. In addition, the expenses associated with store closings, recorded as other operating expenses in discontinued operations, amounted to zero in 2009 and 2008 and EUR 1 million in 2007.

6. Goodwill

(in millions of EUR)	2009	2008	2007
Gross carrying amount at January 1	2 677	2 516	2 774
Accumulated impairment at January 1	(70)	(70)	(77)
Net carrying amount at January 1	**2 607**	**2 446**	**2 697**
Acquisitions through business combinations and adjustments to initial purchase accounting	41	30	6
Acquisition of non-controlling interests	72	7	-
Currency translation effect	(80)	124	(257)
Gross carrying amount at December 31	2 707	2 677	2 516
Accumulated impairment at December 31	(67)	(70)	(70)
Net carrying amount at December 31	**2 640**	**2 607**	**2 446**

Goodwill is allocated and tested for impairment at the cash generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents an operating entity or country level, being also the lowest level at which goodwill is monitored for internal management purpose. The Group's CGUs with significant goodwill allocated to are detailed below:

(in millions of EUR)	2009	2008	2007
Food Lion	1 172	1 213	1 147
Hannaford	1 071	1 103	1 043
United States	2 243	2 316	2 190
Belgium	180	160	160
Greece	201	120	94
Other	16	11	2
Total	**2 640**	**2 607**	**2 446**

In accordance with the accounting policies stated in Note 2.3, Delhaize Group conducts an annual impairment assessment for goodwill and, in addition, whenever events or circumstances indicate that an impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each CGU with its carrying value, including goodwill, and recognition of an impairment loss if the carrying value exceeds the recoverable amount.

The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell:

- The value in use ("VIU") calculations use cash flow projections based on the latest available financial plans approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated using estimated growth rates, with these growth rates not exceeding the long-term average growth rate for the supermarket retail business in the particular market in question.

- The fair value less cost to sell ("FVLCTS") is based on earnings multiples paid for similar companies in the market and / or market capitalization for publicly traded subsidiaries (i.e. Alfa Beta Vassilopoulos S.A.).

In 2009, 2008 and 2007, goodwill relating to the U.S. entities was tested applying discounted cash flows models to estimate the VIU. Goodwill at the remaining CGUs with significant goodwill allocation was tested for impairment using a market multiple or market capitalization approach, where possible, to determine FVLCTS and discounted cash flows models to establish the VIU.

Key assumptions used for VIU calculations for the U.S. entities:

(in millions of EUR)	2009	2008	2007
Growth rate*	2.0%	2.0%	2.0%
Discount rate**	7.6%	7.3%	8.5%

* Weighted average growth rate used to extrapolate cash flows beyond the financial plans period.
** After-tax discount rate applied to corresponding cash flow projections.

Management believes that the assumptions used in the VIU calculations of the goodwill impairment testing represent the best estimates of future developments and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to materially exceed their recoverable amounts. For information purposes only, an increase of the discount rate applied to the discounted cash flows of e.g., 100 basis points and a simultaneous reduction of total projected future cash flows by e.g., 10%, would have decreased the total VIU by EUR 3.0 billion in 2009 (EUR 3.1 billion in 2008) and would not have resulted in the carrying amounts of the significant CGUs exceeding their recoverable amounts.

7. Intangible Assets

Intangible assets consist primarily of trade names, purchased and developed software, favorable lease rights, prescription files and other licenses.

Delhaize Group has determined that acquired and used trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their value in use, with their carrying amount. The value in use is estimated using revenue projections of each operating entity (see Note 6) and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively. No impairment loss of trade names was recorded or reversed in 2009, 2008 or 2007.

See Note 8 for a description of the impairment test for assets with finite lives. During 2009, Delhaize Group impaired various software solutions that related to projects that the Group abandoned during the year.

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2009	**374**	**123**	**152**	**217**	**52**	**918**
Additions	-	35	25	-	-	60
Sales and disposals	-	(2)	(3)	(10)	-	(15)
Acquisitions through business combinations	-	-	-	1	-	1
Transfers to/from other accounts	-	(3)	5	-	(1)	1
Currency translation effect	(12)	(2)	(4)	(7)	(2)	(27)
Cost at December 31, 2009	**362**	**151**	**175**	**201**	**49**	**938**
Accumulated amortization at January 1, 2009	**-**	**(56)**	**(80)**	**(124)**	**(22)**	**(282)**
Accumulated impairment at January 1, 2009	**(34)**	**-**	**-**	**(5)**	**-**	**(39)**
Amortization expense	-	(17)	(26)	(13)	(3)	(59)
Impairment loss	-	(3)	(2)	-	-	(5)
Sales and disposals	-	-	2	10	-	12
Transfers to/from other accounts	-	-	(1)	-	-	(1)
Currency translation effect	1	2	2	4	1	10
Accumulated amortization at December 31, 2009	**-**	**(71)**	**(103)**	**(123)**	**(24)**	**(321)**
Accumulated impairment at December 31, 2009	**(33)**	**(3)**	**(2)**	**(5)**	**-**	**(43)**
Net carrying amount at December 31, 2009	**329**	**77**	**70**	**73**	**25**	**574**
Cost at January 1, 2008	**354**	**86**	**120**	**224**	**46**	**830**
Additions	-	36	22	-	5	63
Sales and disposals	-	-	(3)	(22)	-	(25)
Acquisitions through business combinations	-	-	-	4	1	5
Transfers to/from other accounts	-	(3)	7	-	(3)	1
Currency translation effect	20	4	6	11	3	44
Cost at December 31, 2008	**374**	**123**	**152**	**217**	**52**	**918**
Accumulated amortization at January 1, 2008	**-**	**(42)**	**(57)**	**(124)**	**(18)**	**(241)**
Accumulated impairment at January 1, 2008	**(32)**	**-**	**-**	**(5)**	**-**	**(37)**
Amortization expense	-	(12)	(22)	(15)	(3)	(52)
Sales and disposals	-	-	3	22	-	25
Currency translation effect	(2)	(2)	(4)	(7)	(1)	(16)
Accumulated amortization at December 31, 2008	**-**	**(56)**	**(80)**	**(124)**	**(22)**	**(282)**
Accumulated impairment at December 31, 2008	**(34)**	**-**	**-**	**(5)**	**-**	**(39)**
Net carrying amount at December 31, 2008	**340**	**67**	**72**	**88**	**30**	**597**
Cost at January 1, 2007	**396**	**75**	**96**	**272**	**45**	**884**
Additions	-	20	30	1	8	59
Sales and disposals	-	-	-	(21)	(2)	(23)
Transfers to/from other accounts	-	(2)	3	(1)	-	-
Currency translation effect	(42)	(7)	(9)	(27)	(5)	(90)
Cost at December 31, 2007	**354**	**86**	**120**	**224**	**46**	**830**
Accumulated amortization at January 1, 2007	**-**	**(35)**	**(43)**	**(141)**	**(19)**	**(238)**
Accumulated impairment at January 1, 2007	**(36)**	**-**	**-**	**(5)**	**-**	**(41)**
Amortization expense	-	(10)	(19)	(20)	(3)	(52)
Sales and disposals	-	-	-	21	2	23
Transfers to/from other accounts	-	-	-	1	-	1
Currency translation effect	4	3	5	15	2	29
Accumulated amortization at December 31, 2007	**-**	**(42)**	**(57)**	**(124)**	**(18)**	**(241)**
Accumulated impairment at December 31, 2007	**(32)**	**-**	**-**	**(5)**	**-**	**(37)**
Net carrying amount at December 31, 2007	**322**	**44**	**63**	**95**	**28**	**552**

Trade name assets are allocated to the following cash generating units and reportable segment:

(in millions of EUR)	December 31,		
	2009	**2008**	**2007**
Food Lion	179	185	175
Hannaford	150	155	147
United States	**329**	**340**	**322**

Amortization expenses are mainly charged to selling, general and administrative expenses.

8. Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2009	**1 604**	**1 593**	**2 892**	**97**	**839**	**7 025**
Additions	73	64	205	115	66	523
Sales and disposals	(6)	(27)	(89)	-	(19)	(141)
Acquisitions through business combinations	3	8	3	-	-	14
Transfers to/from other accounts[1]	123	58	(47)	(149)	(15)	(30)
Currency translation effect	(33)	(44)	(73)	(1)	(26)	(177)
Balance at December 31, 2009	**1 764**	**1 652**	**2 891**	**62**	**845**	**7 214**
Accumulated depreciation at January 1, 2009	**(398)**	**(820)**	**(1 595)**	**-**	**(317)**	**(3 130)**
Accumulated impairment at January 1, 2009	**-**	**(13)**	**(33)**	**-**	**(17)**	**(63)**
Depreciation expense	(56)	(122)	(226)	-	(49)	(453)
Impairment loss	(1)	(5)	(7)	-	-	(13)
Sales and disposals	3	25	84	-	19	131
Transfers to/from other accounts[1]	(60)	(1)	68	-	7	14
Currency translation effect	9	23	42	-	11	85
Accumulated depreciation at December 31, 2009	**(503)**	**(899)**	**(1 633)**	**-**	**(330)**	**(3 365)**
Accumulated impairment at December 31, 2009	**-**	**(14)**	**(34)**	**-**	**(16)**	**(64)**
Net carrying amount at December 31, 2009	**1 261**	**739**	**1 224**	**62**	**499**	**3 785**
Cost at January 1, 2008	**1 443**	**1 333**	**2 561**	**77**	**754**	**6 168**
Additions	41	101	281	226	53	702
Sales and disposals	(6)	(23)	(123)	(2)	(8)	(162)
Acquisitions through business combinations	62	10	5	2	4	83
Transfers to/from other accounts	16	114	60	(208)	(6)	(24)
Currency translation effect	48	66	111	2	42	269
Amount classified as held for sale	-	(8)	(3)	-	-	(11)
Balance at December 31, 2008	**1 604**	**1 593**	**2 892**	**97**	**839**	**7 025**
Accumulated depreciation at January 1, 2008	**(340)**	**(705)**	**(1 431)**	**-**	**(265)**	**(2 741)**
Accumulated impairment at January 1, 2008	**-**	**(8)**	**(27)**	**-**	**(9)**	**(44)**
Depreciation expense	(49)	(106)	(220)	-	(46)	(421)
Impairment loss	-	(9)	(7)	-	(8)	(24)
Sales and disposals	3	19	115	-	8	145
Transfers to/from other accounts	1	-	1	-	2	4
Currency translation effect	(13)	(32)	(62)	-	(16)	(123)
Amount classified as held for sale	-	8	3	-	-	11
Accumulated depreciation at December 31, 2008	**(398)**	**(820)**	**(1 595)**	**-**	**(317)**	**(3 130)**
Accumulated impairment at December 31, 2008	**-**	**(13)**	**(33)**	**-**	**(17)**	**(63)**
Net carrying amount at December 31, 2008	**1 206**	**760**	**1 264**	**97**	**505**	**3 832**
Cost at January 1, 2007	**1 474**	**1 290**	**2 525**	**91**	**757**	**6 137**
Additions	45	117	296	200	75	733
Sales and disposals	(13)	(54)	(109)	(1)	(2)	(179)
Transfer to/from other accounts	30	94	60	(205)	-	(21)
Currency translation effect	(93)	(114)	(210)	(8)	(76)	(501)
Divestitures	-	-	-	(1)	-	(1)
Balance at December 31, 2007	**1 443**	**1 333**	**2 561**	**77**	**754**	**6 168**
Accumulated depreciation at January 1, 2007	**(319)**	**(712)**	**(1 418)**	**-**	**(248)**	**(2 697)**
Accumulated Impairment at January 1, 2007	**(1)**	**(4)**	**(27)**	**-**	**(8)**	**(40)**
Depreciation expense	(47)	(105)	(224)	-	(46)	(422)
Impairment loss	(2)	(6)	(7)	-	(2)	(17)
Sales and disposals	4	51	99	-	2	156
Transfers to/from other accounts	3	3	2	-	1	9
Currency translation effect	22	60	116	-	27	225
Divestitures	-	-	1	-	-	1
Accumulated depreciation at December 31, 2007	**(340)**	**(705)**	**(1 431)**	**-**	**(265)**	**(2 741)**
Accumulated impairment at December 31, 2007	**-**	**(8)**	**(27)**	**-**	**(9)**	**(44)**
Net carrying amount at December 31, 2007	**1 103**	**620**	**1 103**	**77**	**480**	**3 383**

(1) During 2009 certain permanent building fixtures were transferred from "Furniture, fixtures, equipment and vehicles" to "Land and Buildings."

Depreciation expense is included in the following line items of the income statement:

(in millions of EUR)	2009	2008	2007
Cost of sales	44	42	43
Selling, general and administrative expenses	409	377	379
Result from discontinued operations	-	2	-
Total depreciation	**453**	**421**	**422**

Property, plant and equipment can be summarized by segment as follows:

(in millions of EUR)	December 31,		
	2009	2008	2007
United States	2 596	2 696	2 407
Belgium	764	746	738
Greece	370	339	202
Rest of the World	45	38	22
Corporate	10	13	14
Total property, plant and equipment	**3 785**	**3 832**	**3 383**

In accordance with the accounting policy summarized in Note 2.3, Delhaize Group tests assets with finite lives for impairment whenever events or circumstances indicate that impairment may exist. The Group monitors the carrying value of its retail stores, the lowest level asset group for which identifiable cash flows are independent of other (groups of) assets ("cash generating unit" or CGU), for potential impairment based on historical and projected cash flows. The recoverable value is estimated using projected discounted cash flows based on past experience and knowledge of the markets in which the stores are located, adjusted for various factors, such as inflation and general economic conditions. Independent third-party appraisals are obtained in certain situations to help estimating fair values based on the location and condition of the stores.

Management believes that the assumptions applied when testing for impairment are reasonable estimates of the economic conditions and operating performance of the different CGUs. Changes in these conditions or performance will have an impact on the projected cash flows used to determine the recoverable amount of the CGUs and by that might result in additional stores identified as being possibly impaired and / or on the impairment amount calculated.

Impairment losses of depreciable assets, recorded in other operating expenses, amounted to EUR 13 million, EUR 24 million and EUR 17 million in 2009, 2008 and 2007, respectively. Impairment losses recognized in discontinued operations (related to assets classified as held for sale, see Note 5.3) were EUR 5 million in 2008. During 2007, EUR 3 million impairment losses were reversed, of which EUR 1 million was initially recorded in result from discontinued operations.

In 2009, Delhaize Group recognized impairment losses of EUR 13 million primarily, but not limited to, in connection with underperforming stores (EUR 6 million) and store closings (EUR 5 million) in the United States. Closed stores held under finance lease agreements are reclassified to investment property (see Note 9). On these closed stores, and in addition to the EUR 13 million mentioned above, impairment losses on investment property of EUR 4 million have been recognized as other operating expenses. In 2008, the Group recognized an impairment loss of EUR 24 million mainly relating to Sweetbay stores (EUR 19 million) and stores operated in Germany (EUR 5 million).

The impairment charges can be summarized by property, plant and equipment categories as follows:

(in millions of EUR)	December 31,		
	2009	2008	2007
Leasehold improvements	5	9	6
Furniture, fixtures, equipment and vehicles	7	7	7
Buildings	1	-	2
Property under finance leases	-	8	2
Total	**13**	**24**	**17**

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by segment at December 31, 2009 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	138	689	779	1	1 607
Belgium	136	28	237	391	792
Greece	55	-	161	-	216
Rest of the World	12	-	105	-	117
Total	**341**	**717**	**1 282**	**392**	**2 732**

9. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

In accordance with the Group's accounting policy explained in Note 2.3, investment property is accounted for at cost, less accumulated depreciation and accumulated impairment losses, if any. As pointed out in Note 8, closed stores held under finance lease agreements are reclassified to investment property (EUR 14 million, net of accumulated depreciation), which resulted in the simultaneous recognition of an impairment loss of EUR 4 million, in connection with closed stores in the United States.

The fair value of investment property amounted to EUR 69 million, EUR 52 million and EUR 50 million at December 31, 2009, 2008 and 2007, respectively. The fair values for disclosure purposes were determined using either the support of qualified independent external valuers or by internal valuers, applying a combination of the present value of future cash flows and observable market values of comparable properties.

Rental income from investment property recorded in other operating income was EUR 4 million for 2009, and EUR 3 million for 2008 and 2007. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were EUR 4 million in 2009 and 2008 and EUR 3 million in 2007.

(in millions of EUR)	2009	2008	2007
Cost at January 1	**53**	**48**	**30**
Additions	3	-	8
Sales and disposals	(3)	(10)	(5)
Transfers to/from other accounts	28	12	19
Currency translation effect	(2)	3	(4)
Cost at December 31	**79**	**53**	**48**
Accumulated depreciation at January 1	**(14)**	**(8)**	**(4)**
Depreciation expense	(3)	(3)	(3)
Sales and disposals	2	2	1
Impairment	(4)	(1)	1
Transfers to/from other accounts	(11)	(3)	(4)
Currency translation effect	1	(1)	1
Accumulated depreciation at December 31	**(29)**	**(14)**	**(8)**
Net carrying amount at December 31	**50**	**39**	**40**

At December 31, 2009, 2008 and 2007, the Group only had insignificant investment property under construction.

10. Financial Instruments by Category

10.1. Financial Assets

Financial Assets by Category and Class at December 31, 2009

(in millions of EUR)	Note	Financial assets measured at amortized cost	Financial assets measured at fair value			Total
		Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	
Non-Current						
Investments in securities	11	-	-	-	126	126
Other financial assets	12	16	-	-	-	16
Derivative instruments	19	-	96	-	-	96
Current						
Receivables	14	597	-	-	-	597
Investments in securities	11	-	-	-	12	12
Other financial assets	12	15	-	-	-	15
Derivative instruments	19	-	-	-	-	-
Cash and cash equivalents	15	439	-	-	-	439
Total financial assets		**1 067**	**96**	**-**	**138**	**1 301**

Financial Assets measured at fair value by Fair Value Hierarchy at December 31, 2009

Effective January 1, 2009, Delhaize Group adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value. This requires the disclosure of fair value measurements by level of the following fair value measurement hierarchy:

- *Level 1:* The fair value of a financial instrument that is traded in an active market is measured based on quoted (unadjusted) prices for identical assets or liabilities. A market is considered as active, if quoted prizes are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis.
- *Level 2:* The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market date where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, either directly (i.e. as prices) or indirectly (i.e. derived from prices), the instrument is included in level 2.
- *Level 3*: If one ore more of the significant inputs used in applying the valuation technique is not based on observable market date, the financial instrument is included in level 3.

(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-Current					
Available for sale - through equity	11	124	2	-	126
Derivatives - through profit or loss	19	-	96	-	96
Derivatives - through equity	19	-	-	-	-
Current					
Available for sale - through equity	11	12	-	-	12
Derivatives - through profit or loss	19	-	-	-	-
Derivatives - through equity	19	-	-	-	-
Total financial assets measured at fair value		**136**	**98**	**-**	**234**

During 2009, no transfers between the different fair value hierarchy levels took place.

10.2. Financial Liabilities

Financial Liabilities by Category and Class at December 31, 2009

(in millions of EUR)	Note	Financial liabilities measured at fair value		Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
		Derivatives - through profit or loss	Derivatives - through equity			
Non-current						
Long-term debt	18.1	-	-	543	1 361	1 904
Obligations under finance leases	18.3	-	-	-	643	643
Derivative instruments	19	-	38	-	-	38
Current						
Short-term borrowings	18.2	-	-	-	63	63
Long-term debt - current portion	18.1	-	-	-	42	42
Obligations under finance leases	18.3	-	-	-	44	44
Derivative instruments	19	2	-	-	-	2
Accounts payable		-	-	-	1 436	1 436
Total financial liabilities		**2**	**38**	**543**	**3 589**	**4 172**

Financial Liabilities measured at fair value by Fair Value Hierarchy at December 31, 2009

(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-current					
Derivatives - through profit or loss	19	-	-	-	-
Derivatives - through equity	19	-	38	-	38
Current					
Derivatives - through profit or loss	19	-	2	-	2
Derivatives - through equity	19	-	-	-	-
Total financial liabilities measured at fair value		**-**	**40**	**-**	**40**

See Note 10.1 with respect to the definition of the fair value hierarchy levels.

During 2009, no transfers between the different fair value hierarchy levels took place.

11. Investments in Securities

Investments in securities represent mainly investments in debt securities which are either held as available for sale or with the intention and ability to hold to maturity. During 2008, the Group sold a more than an insignificant amount of its financial assets classified as held-to-maturity and, therefore, reclassified any remaining investments initially classified as held-to-maturity assets to available-for-sale at that point in time.

Securities are included in non-current assets, except for securities with maturities less than 12 months from the balance sheet date, which are classified as current assets. The carrying amounts of the investments in securities are as follows:

| (in millions of EUR) | December 31, | | | | | | | | |
| | 2009 | | | 2008 | | | 2007 | | |
	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
Non-current	126	-	126	123	-	123	68	48	116
Current	12	-	12	28	-	28	28	8	36
Total	**138**	**-**	**138**	**151**	**-**	**151**	**96**	**56**	**152**

Delhaize Group's available for sale investments are mainly listed debt securities and fair values were predominantly determined by reference to current bid prices in an active market (see Notes 2.3 and 10.1). The fair values of investments in securities classified as held-to-maturity at December 31, 2007 were EUR 153 million.

As referred to in Note 2.3, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In 2008, as a consequence of the credit crisis, an impairment charge of EUR 1 million was recognized in the income statement. In 2009 and 2007, none of the investments in securities were either past due or impaired. The credit quality of the Group's investments in securities can be assessed by reference to external credit ratings (Standard & Poor's), which can be summarized for 2009 as follows:

S&P Rating	in millions of EUR	%
AAA	130	94%
AA	2	2%
A	6	4%
Total Investments in Securities	**138**	**100%**

The maximum exposure to credit risk at the reporting date is the carrying value of the investments.

At December 31, 2009, 2008 and 2007, EUR 10 million, EUR 15 million and EUR 22 million, respectively, were held in escrow related to defeasance provisions of outstanding Hannaford debt and were therefore not available for general company purposes (see Note 18.1). They are therefore considered to be held for managing part of the Group's liquidity risk. The escrow funds have the following maturities:

(in millions of currency)	2010	2011 - 2015	2016	Total
Cash flows in USD	2	4	9	15
Cash flows in EUR	2	2	6	10

The remaining investments are predominately held by the Group's captive (re)-insurance company, covering the Group's self-insurance exposure (see Note 20.2).

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow, collateral for derivatives and term deposits and are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount and represents the maximum credit risk.

In 2007, the Group included an amount of EUR 20 million held in escrow, relating to the sale of Delvita and being released in three equal annual instalments. The 2008 and 2009 amounts have been released resulting in a carrying amount of EUR 7 million at December 31, 2009.

In 2009 the current financial assets contain collateral for derivatives of EUR 8 million in connection with derivatives under existing International Swap Dealer Association Agreements ("ISDAs") (zero in 2008 and 2007).

13. Inventories

Inventory held at hand predominately represents goods for resale. In 2009, 2008 or 2007, Delhaize Group did not recognize (or reverse any previously recognized) write-downs of inventory in order to reflect decreases in anticipated selling prices below the carrying value.

Inventory recognised as an expense during the period is disclosed in Note 25 as "Product cost."

14. Receivables

(in millions of EUR)	2009	2008	2007
Trade receivables	573	542	488
Trade receivables - bad debt allowance	(30)	(20)	(15)
Other receivables	54	86	92
Total current receivables	**597**	**608**	**565**

The aging of the current receivables is as follows:

(in millions of EUR)		December 31, 2009			
	Net Carrying Amount as of December 31, 2009	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	573	455	45	54	19
Trade receivables - bad debt allowance	(30)	(2)	(2)	(7)	(19)
Other receivables	54	46	3	1	4
Total	**597**	**499**	**46**	**48**	**4**

(in millions of EUR)		December 31, 2008			
	Net Carrying Amount as of December 31, 2008	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	542	402	107	21	12
Trade receivables - bad debt allowance	(20)	(4)	(2)	(3)	(11)
Other receivables	86	71	5	7	3
Total	**608**	**469**	**110**	**25**	**4**

(in millions of EUR)		December 31, 2007			
	Net Carrying Amount as of December 31, 2007	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	488	357	106	15	10
Trade receivables - bad debt allowance	(15)	(2)	(1)	(2)	(10)
Other receivables	92	78	4	6	4
Total	**565**	**433**	**109**	**19**	**4**

Trade receivables credit risk is managed by the individual operating entities and credit rating is continuously monitored either based on internal rating criteria or with the support of third party service providers and the requirement for an impairment is analysed at each reporting date on an individual basis for major positions. Additionally, minor receivables are grouped into homogenous groups and assessed for impairment collectively, based on past experience. The maximum exposure to risk for the receivables is the carrying value minus any insurance coverage. The Group is not exposed to any concentrated credit risk as there are no outstanding receivables that are individually significant for the Group or the operating entity, due to the Group's large and unrelated customer and vendor base. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment analysis performed at each reporting date. The fair values of the trade and other receivables equal their (net) carrying values.

Trade receivables are predominantly to be paid, in full, between 30 days and 60 days.

The movement of the bad debt allowance account can be summarized as follows:

(in millions of EUR)	Note	2009	2008	2007
Bad debt allowance as of January 1		20	15	19
Additions (recognized in profit or loss)	24	20	15	12
Usage		(10)	(10)	(14)
Currency translation effect		-	-	(2)
Bad debt allowance at December 31		**30**	**20**	**15**

15. Cash and Cash Equivalents

(in millions of EUR)	2009	2008	2007
Term deposits with original maturity of three months or less	166	25	42
Cash at banks	200	249	167
Cash on hand	73	46	40
Cash and cash equivalents at December 31	439	320[1]	249

(1) Amount excludes EUR 1 million, which is classified as asset held for sale as of December 31, 2008.

Supplemental Cash Flow information:

(in millions of EUR)	2009	2008	2007
Non-cash investing and financing activities:			
Conversion of debt into equity	-	-	126
Finance lease obligations incurred for store properties and equipment	66	53	75
Finance lease obligations terminated for store properties and equipment	1	1	3

16. Equity

Ordinary Shares

There were 100 870 626, 100 583 284 and 100 280 507 Delhaize Group ordinary shares issued and fully paid at December 31, 2009, 2008 and 2007, respectively (par value of EUR 0.50), of which 955 586, 914 716 and 938 949 ordinary shares were held in treasury at December 31, 2009, 2008 and 2007, respectively. Delhaize Group's ordinary shares may be in either dematerialized, bearer or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

In the event of a liquidation, dissolution or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro-rata basis, any proceeds from the sale of Delhaize Group's remaining assets available for distribution. Under Belgian law, the approval of holders of Delhaize Group ordinary shares is required for any future capital increases. Existing shareholders are entitled to preferential subscription rights to subscribe to a pro-rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

Authorized Capital

As authorized by the Extraordinary General Meeting held on May 24, 2007, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2012, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in an increase of capital by a maximum of EUR 9.7 million corresponding to approximately 19.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group's shareholders, within certain legal limits.

In 2009, Delhaize Group issued 287 342 shares of common stock (2008: 302 777; 2007: 3 823 583) for EUR 14 million (2008: EUR 15 million; 2007: EUR 183 million), net of EUR 5 million (2008: EUR 6 million; 2007: EUR 52 million) representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees and net of issue costs of EUR 0.1 million after taxes (same amount in 2008 and 2007). The 2007 amount was also net of EUR 4 million (net of taxes) relating to the unamortized discount on the convertible bond. Of shares issued in 2007, 2 267 528 represent convertible bonds which were converted into capital in 2007, with a corresponding credit to share capital of EUR 1 million and to share premium of EUR 125 million.

Recent Capital Increases (in EUR, except number of shares)	Capital	Share Premium Account[1]	Number of Shares
Capital on January 1, 2007	**48 228 462**	**2 473 505 167**	**96 456 924**
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	774 227	107 345 804	1 548 455
Capital increase linked to the conversion of bonds (43% of the convertible bonds were converted into 2 267 528 shares)	1 133 764	128 115 332	2 267 528
Capital increase as a consequence of the exercise of warrants under the 2000 non-US stock option plan	3 800	475 760	7 600
Capital on December 31, 2007	**50 140 253**	**2 709 442 063**	**100 280 507**
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	151 389	15 101 524	302 777
Capital on December 31, 2008	**50 291 642**	**2 724 543 587**	**100 583 284**
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	143 671	14 476 965	287 342
Capital on December 31, 2009	**50 435 313**	**2 739 020 552**	**100 870 626**

(1) Share premium as recorded in the non-consolidated accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2007 General Meeting with effect as of June 18, 2007	**19 357 794**	**9 678 897**
May 30, 2008 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(528 542)	(264 271)
Balance of remaining authorized capital as of December 31, 2008	**18 829 252**	**9 414 626**
June 9, 2009 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(301 882)	(150 941)
Balance of remaining authorized capital as of December 31, 2009	**18 527 370**	**9 263 685**

Share Repurchases

On May 28, 2009, at an Extraordinary General Meeting, the Delhaize Group's shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Group at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for two years, replaces the one granted in May 2008. Such authorization also relates to the acquisition of shares of Delhaize Group by one or several direct subsidiaries of the Group, as defined by legal provisions on acquisition of shares of the Group by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Group's shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases.

During 2009, Delhaize Group SA acquired 55 882 Delhaize Group shares for an aggregate amount of EUR 2 million, representing approximately 0.06% of Delhaize Group's share capital and transferred 81 999 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies. As a consequence, at the end of 2009, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 146 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

Additionally, Delhaize America, LLC repurchased in 2009, 150 000 Delhaize Group ADRs for an aggregate amount of USD 11 million, representing approximately 0.15% of the Delhaize Group share capital as at December 31, 2009 and transferred 83 013 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2009, Delhaize Group owned 955 586 treasury shares (including ADRs), of which 749 704 were acquired prior to 2009, representing approximately 0.95% of the Delhaize Group share capital.

Delhaize Group SA provided a Belgian financial institution with a discretionary mandate to purchase up to 500 000 Delhaize Group ordinary shares on Euronext Brussels between March 10, 2008 and March 9, 2010 to satisfy exercises of stock options held by management of its non-US operating companies. This mandate was renewed on March 15, 2010 and allows the institution to purchase up to 1 100 000 Delhaize Group ordinary shares on Euronext Brussels until December 31, 2013. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

In August 2009, Delhaize America engaged a U.S.-based financial institution to purchase on its behalf Delhaize Group ADRs on the New York Stock Exchange. This engagement was established to assist in the satisfaction of certain restricted stock unit awards provided to U.S.-based executive employees. The financial institution made its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America. The financial institution completed the purchases allowed under the plan in December 2009, purchasing a total of 150 000 ADRs.

Retained Earnings

Retained earnings increased in 2009 by EUR 366 million, representing the profit attributable to owners of the parent (EUR 514 million) net of the dividend declared in 2009 of EUR 148 million.

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2009, 2008 and 2007, Delhaize Group's legal reserve amounted to EUR 5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the debt covenants (see Note 18.2). The shareholders at Delhaize Group's Ordinary General Meeting must approve such dividends.

Other Reserves

(in millions of EUR)	December 31,		
	2009	**2008**	**2007**
Deferred gain (loss) on discontinued cash flow hedges:			
Gross	(15)	(16)	(16)
Tax effect	6	6	6
Cash flow hedge:			
Gross	(9)	-	-
Tax effect	3	-	-
Actuarial gain (loss) on defined benefit plans:			
Gross	(43)	(35)	(6)
Tax effect	16	13	2
Amount attributable to non-controlling interest	-	-	1
Unrealized gain (loss) on securities available-for-sale:			
Gross	3	9	2
Tax effect	(1)	(2)	(1)
Total other reserves	**(40)**	**(25)**	**(12)**

- Deferred gain (loss) on discontinued cash flow hedge: This represents a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 18.1). Both deferred loss and deferred gain are being amortized over the life of the underlying debt instruments.
- Cash flow hedge: This reserve contains the effective portion of the cumulative net change in the fair value of cash flow hedge instruments related to hedged transactions that have not yet occurred (see Note 19). No "basis adjustments" took place during 2009.
- Actuarial gain (loss) on defined benefit plans: Delhaize Group elected to recognize actuarial gains and losses, which represent adjustments to the defined benefit net liabilities due to experience and changes in actuarial assumptions, fully in the period in which they occur in OCI (see Note 21.1). Actuarial gains and losses are never reclassified into profit or loss.
- Unrealized gain (loss) on securities available for sale: The Group recognizes in this reserve fair value changes on financial assets classified and held as available-for-sale.

SUPPLEMENTARY INFORMATION   HISTORICAL FINANCIAL OVERVIEW   CERTIFICATION OF RESPONSIBLE   REPORT OF THE STATUTORY AUDITOR   SUMMARY STATUTORY ACCOUNTS

PERSONS   OF DELHAIZE GROUP SA

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group's subsidiaries relative to the Group's reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar to the euro.

Capital Management

Delhaize Group's objectives for managing capital are to safeguard the Group's ability to continue as a going concern and to maximize shareholder value while keeping sufficient flexibility to execute strategic projects and reduce cost of capital. The Group monitors capital by using the same debt/equity classifications as applied in its IFRS reporting.

During 2009, the capital and share premium of Delhaize Group increased by EUR 14 million.

Non-controlling Interests

Non-controlling interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

Non-controlling interests (in millions of EUR)		December 31,		
	Note	2009	2008	2007
Belgium		1	1	1
Greece	4.2	16	51	48
Total		**17**	**52**	**49**

17. Dividends

On May 28, 2009, the shareholders approved the payment of a gross dividend of EUR 1.48 per share (EUR 1.11 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 149 million. On May 22, 2008, the shareholders approved the payment of a gross dividend of EUR 1.44 per share (EUR 1.08 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 144 million.

With respect to the current year, the Board of Directors proposes a gross dividend of EUR 1.60 per share to be paid to owners of ordinary shares against coupon no. 48 on June 3, 2010. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 27, 2010 and has therefore not been included as a liability in Delhaize Group's consolidated financial statements prepared under IFRS. The total estimated dividend, based on the number of shares outstanding at March 10, 2010 is EUR 161 million. The payment of this dividend will not have income tax consequences for the Group.

As a result of the potential exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Group may have to issue new ordinary shares, to which payment in 2010 of the 2009 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 27, 2010. The Board of Directors will communicate at the Ordinary General Meeting of May 27, 2010 the aggregate number of shares entitled to the 2009 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual statutory accounts of Delhaize Group SA for 2009 will be modified accordingly. The maximum number of shares which could be issued between March 10, 2010, and May 27, 2010, assuming that all vested warrants were to be exercised, is 2 801 734. This would result in an increase in the total amount to be distributed as dividends to a total of EUR 4 million. Total outstanding non-vested warrants at March 10, 2010 amounted to 1 059 973, representing a maximum additional dividend to be distributed of EUR 2 million.

18. Financial Liabilities

18.1. Long-term Debt

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate and currency swaps. The Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. The short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin. Delhaize Group also uses a treasury notes program.

The carrying values of long-term debt (excluding finance leases, see Note 18.3), net of discounts and premiums, deferred transaction costs and hedge accounting fair value adjustments, can be summarized as follows:

(in millions of EUR)				December 31,		
	Nominal Interest rate	Maturity	Currency	2009	2008	2007
Debentures, unsecured	9.00%	2031	USD	553	572	541
Notes, unsecured	8.05%	2027	USD	84	87	82
Bonds, unsecured	6.50%	2017	USD	309	320	302
Notes, unsecured[1]	5.625%	2014	EUR	543	537	504
Senior Notes, unsecured[1]	5.875%	2014	USD	206	-	-
Bonds, unsecured[2]	5.10%	2013	EUR	80	80	-
Notes, unsecured	8.125%	2011	USD	35	36	34
Bonds, unsecured[2]	3.895%	2010	EUR	40	40	40
Convertible bonds, unsecured	2.75%	2009	EUR	-	170	165
Eurobond, unsecured	4.625%	2009	EUR	-	150	150
Notes, unsecured	8.00%	2008	EUR	-	-	99
Other debt	5.75% to 7%	2014	USD	5	-	-
Mortgages payable	7.55% to 8.65%	2008 to 2016	USD	2	3	4
Senior notes	6.31% to 7.41%	2007 to 2016	USD	8	12	19
Other notes, unsecured	7.50% to 14.15%	2007 to 2013	USD	1	1	1
Floating term loan, unsecured	LIBOR 6m+45bps	2012	USD	78	81	77
Bank borrowings			EUR	2	3	3
Total non-subordinated borrowings				**1 946**	**2 092**	**2 021**
Less current portion				(42)	(326)	(109)
Total non-subordinated borrowings, non-current				**1 904**	**1 766**	**1 912**

(1) Notes are part of hedging relationship (see Note 19).
(2) Bonds have been issued by Delhaize Group's Greek subsidiary Alfa Beta.

The interest rate on long-term debt (excluding finance leases) was on average 5.7%, 5.6% and 6.7% at December 31, 2009, 2008 and 2007 respectively. These interest rates were calculated considering the interest rate swaps discussed in Note 19.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the "Treasury Program"). No notes were outstanding at December 31, 2009, 2008 and 2007.

Issuance of New Long-term Debts

On February 2, 2009, Delhaize Group issued USD 300 million aggregate principal amount of Senior Notes with an annual interest rate of 5.875% due 2014. The Senior Notes were issued at a discount of 0.333% on the principal amount.

The Senior Notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase their Senior Notes at 101% of the outstanding aggregate principal amount in the event of a change in control of Delhaize Group. The Senior Notes are not listed but have been offered to qualified investors pursuant to a registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission.

The USD Senior Notes were subsequently swapped entirely into EUR in order to hedge the variability in the cash flows associated with the Senior Notes due to changes in the exchange rates (see Note 19).

Repayment of Long-term Debts

- Convertible bonds: In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295 million. In 2007, EUR 129 million convertible bonds were converted into 2 267 528 shares, leaving EUR 170 million outstanding bonds, which matured and were repaid in April 2009.
- Eurobond: On May 18, 2009 Delhaize Group's Eurobond, issued in 1999, with an outstanding balance of EUR 150 million at December 31, 2008, matured and was repaid.

Defeasance of Hannaford Senior Notes

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding Senior Notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes (see Note 11). As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes.

SUPPLEMENTARY INFORMATION   HISTORICAL FINANCIAL OVERVIEW   CERTIFICATION OF RESPONSIBLE   REPORT OF THE STATUTORY AUDITOR   SUMMARY STATUTORY ACCOUNTS

PERSONS   OF DELHAIZE GROUP SA

As of December 31, 2009, 2008 and 2007, USD 12 million (EUR 9 million), USD 18 million (EUR 13 million) and USD 30 million (EUR 20 million) in aggregate principal amount of the notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2009, 2008 and 2007, restricted securities of USD 15 million (EUR 10 million), USD 21 million (EUR 15 million) and USD 32 million (EUR 22 million), respectively, were recorded in investment in securities on the balance sheet.

Long-term Debt by Currency

The main currencies in which Delhaize Group's long-term (excluding finance leases) debt are denominated are as follows:

(in millions of EUR)	December 31,		
	2009	2008	2007
U.S. dollar	1 281	1 112	1 060
Euro	665	980	961
Total	**1 946**	**2 092**	**2 021**

The following table summarizes the contractually agreed (undiscounted) interest payments and repayments of principals of Delhaize Group's non-derivative financial liabilities, excluding any hedging effects and not taking premiums and discounts into account:

(in millions of USD)	2010	2011	2012	2013	2014	Thereafter	Fair Value
Notes due 2011	-	50	-	-	-	-	53
Average interest rate	-	8.13%	-	-	-	-	-
Interest due	4	2	-	-	-	-	-
Notes due 2014	-	-	-	-	300	-	318
Average interest rate	-	-	-	-	5.88%	-	-
Interest due	18	18	18	18	9	-	-
Notes due 2017	-	-	-	-	-	450	489
Average interest rate	-	-	-	-	-	6.50%	-
Interest due	29	29	29	29	29	73	-
Notes due 2027	-	-	-	-	-	126	136
Average interest rate	-	-	-	-	-	8.05%	-
Interest due	10	10	10	10	10	127	-
Debentures due 2031	-	-	-	-	-	805	1 029
Average interest rate	-	-	-	-	-	9.00%	-
Interest due	72	72	72	72	72	1 195	-
Term loan 2012	-	-	113	-	-	-	105
Average Interest Rate	-	-	0.88%	-	-	-	-
Interest due	1	1	1	-	-	-	-
Senior and other notes	2	2	-	-	-	9	14
Average interest rate	6.58%	6.58%	-	-	-	7.06%	-
Interest due	1	1	1	1	1	1	-
Mortgages payable	1	1	-	-	-	1	4
Average interest rate	7.75%	7.75%	-	-	-	8.25%	-
Interest due	-	-	-	-	-	-	-
Other debt 2014	-	-	-	-	6	-	7
Average interest rate	-	-	-	-	7.00%	-	-
Interest due	-	-	-	-	-	-	-
Total cash flows in USD	**138**	**186**	**244**	**130**	**427**	**2 787**	**2 155**
Total cash flows in USD translated in millions of EUR	**96**	**129**	**169**	**90**	**296**	**1 935**	**1 496**

(in millions of EUR)	2010	2011	2012	2013	2014	Thereafter	Fair Value
Bonds due 2010	40	-	-	-	-	-	40
Average interest rate	3.90%	-	-	-	-	-	-
Interest due	2	-	-	-	-	-	-
Bond due 2013	-	-	-	80	-	-	86
Average interest rate	-	-	-	5.10%	-	-	-
Interest due	4	4	4	4	-	-	-
Notes due 2014	-	-	-	-	500	-	534
Average interest rate	-	-	-	-	5.63%	-	-
Interest due	28	28	28	28	28	-	-
Bank borrowings	-	-	-	-	2	-	2
Average interest rate	-	-	-	-	2.00%	-	-
Interest due	-	-	-	-	-	-	-
Total cash flows in EUR	**74**	**32**	**32**	**112**	**530**	**-**	**662**
Total cash flows	**170**	**161**	**201**	**202**	**826**	**1 935**	**2 158**

The variable interest payments arising from financial liabilities with variable coupons were calculated using the last interest rates fixed before year-end. In the event where a counterparty has a choice of when an amount is paid (e.g. on demand deposits), the liability is allocated to the earliest period in which the Delhaize Group can be required to pay. Delhaize Group is managing its liquidity risk based on contractual maturities.

Fair Value of Long-term Debt

The fair value of the Group's long-term debt is based on the current market quotes for publicly traded debt (multiplying the quoted price with the nominal amount). Fair values of non-public debt are estimated using rates currently available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries:

(in millions of EUR)	December 31,		
	2009	**2008**	**2007**
Fair value of long-term debt	**2 158**	**1 963**	**2 146**
Carrying value of long-term debt:			
Current	42	326	109
Non-current	1 904	1 766	1 912
Total	**1 946**	**2 092**	**2 021**

Collateralization

The portion of Delhaize Group's long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group's assets was EUR 17 million at December 31, 2009 and EUR 4 million at December 31, 2008 and 2007.

At December 31, 2009, 2008 and 2007, EUR 22 million, EUR 17 million and EUR 13 million, respectively, of assets were pledged as collateral for mortgages.

Debt Covenants for Long-term Debt

Delhaize Group is subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above.

Indentures covering the Notes due in 2011 (USD), 2014 (USD), 2014 (EUR), 2017 (USD) and 2027 (USD) and the Debentures due in 2031 (USD) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 (USD), 2014 (EUR) and 2017 (USD) Notes also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event. None of the Group's long-term debts are only subject to changes in credit rating clauses.

The Term Loan maturing in 2012 contains customary provisions related to events of default as well as a minimum fixed charge coverage ratio and a maximum leverage ratio, both based on non-GAAP measures.

The Bonds due in 2010 and 2013 contain customary defined non-GAAP measure based minimum fixed charge coverage and maximum leverage ratios.

At December 31, 2009, 2008 and 2007, Delhaize Group was in compliance with all covenants for long-term debt, and headroom on financial covenants at December 31, 2009, was at least 30% for all ratios.

18.2. Short-term Borrowings

Short-term Borrowings by Currency

(in millions of EUR)	December 31,		
	2009	**2008**	**2007**
U.S. dollar	35	-	38
Euro	28	152	3
Total	**63**	**152**	**41**

The carrying amounts of short-term borrowings approximate their fair values.

U.S. Entities

In December 2009, Delhaize America, LLC entered into an unsecured revolving credit agreement ("The Credit Agreement"), which provides the entity with a three-year USD 500 million (EUR 347 million), unsecured, committed revolving credit facility, including a USD 100 million (EUR 69 million) sub-limit for the issuance of letters of credit, and a USD 35 million (EUR 24 million) sub-limit for swingline loans. The aggregate maximum principal amount available under the Credit Agreement may be increased to an aggregate amount not exceeding USD 650 million (EUR 451 million). Funds are available under the Credit Agreement for general corporate purposes. The Credit Agreement will mature on December 1, 2012. The credit facility is guaranteed under the cross guarantee agreement between Delhaize Group and Delhaize America, LLC. This agreement is a second amendment and restatement of the credit agreement entered into in 2005 and subsequently amended and restated in 2007.

Delhaize America, LLC had outstanding borrowings under the 2009 credit agreement of USD 50 million (EUR 35 million) as of December 31, 2009, no outstanding borrowings as of December 31, 2008 and USD 50 million (EUR 34 million) in outstanding borrowings as of December 31, 2007.

Under the credit facilities that were in place at the various reporting dates, Delhaize America, LLC had average daily borrowings of USD 3 million (EUR 2 million) during 2009, USD 25 million (EUR 18 million) during 2008 and USD 36 million (EUR 26 million) during 2007. No credit agreements amounts were used to fund letters of credit during 2009 and approximately USD 1 million (EUR 1 million), of the 2005 Credit Agreement was used to fund letters of credit during 2008 and 2007. In addition to the Credit Agreement, Delhaize America, LLC had approximately USD 37 million (EUR 26 million), USD 77 million (EUR 55 million) and USD 73 million (EUR 50 million) outstanding to fund letters of credit as of December 31, 2009, 2008 and 2007 respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders' discretion and which amounted to USD 30 million (EUR 21 million) at December 31, 2009. As of December 31, 2009 and 2008, Delhaize America, LLC had no borrowings outstanding under such arrangements. There was USD 6 million (EUR 4 million) outstanding under these arrangements at December 31, 2007.

European and Asian Entities

At December 31, 2009, 2008 and 2007 the Group's European and Asian entities together had credit facilities (committed and uncommitted) of EUR 542 million (of which EUR 275 million of committed credit facilities), EUR 621 million and EUR 561 million, respectively, under which Delhaize Group can borrow amounts for less than one year ("Short-term Bank Borrowings") or more than one year ("Medium-term Bank Borrowings").

The Short-term Bank Borrowings and the Medium-term Bank Borrowings generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had EUR 28 million in outstanding short-term bank borrowings at December 31, 2009 compared to EUR 152 million in outstanding short-term bank borrowings at December 31, 2008 and EUR 3 million borrowings outstanding at December 31, 2007, respectively, with an average interest rate of 3.83%, 4.37% and 5.05%, respectively. During 2009, the Group's European and Asian average borrowings were EUR 151 million at a daily average interest rate of 2.79%.

Debt Covenants for Short-term Borrowings

The three-year USD 500 million syndicated revolving credit facility and the EUR 275 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets, merger and dividend, as well as minimum fixed charge coverage ratios, maximum leverage ratios and maximum equity variation ratios based on non-GAAP measures.

At December 31, 2009, 2008 and 2007, Delhaize Group was in compliance with all covenants conditions for Short-term Borrowings, and headroom on financial covenants at December 31, 2009, was at least 20% for all ratios.

18.3. Leases

As explained in Note 2.3, the classification of a lease agreement depends on the allocation of risk and rewards incidental to the ownership of the leased item. When assessing the classification of a lease agreement, certain estimates and assumptions need to be made and applied, which include, but are not limited to, the determination of the expected lease term and minimum lease payments, the assessment of the likelihood of exercising options and estimation of the fair value of the lease property.

Delhaize Group as Lessee - Finance and operating lease commitments

As detailed in Note 8, Delhaize Group operates a significant number of its stores under finance and operating lease arrangements. Various properties leased are (partially or in full) subleased to third parties, where the Group is therefore acting as a lessor (see further below). Lease terms (including reasonably certain renewal options) generally range from 1 to 36 years with renewal options ranging from 3 to 30 years.

The schedule below provides the future minimum lease payments, which have not been reduced by expected minimum sublease income of EUR 68 million, due over the term of non-cancellable subleases, as of December 31, 2009:

(in millions of EUR)	2010	2011	2012	2013	2014	Thereafter	Total
Finance leases							
Future minimum lease payments	119	112	108	104	99	889	1 431
Less amount representing interest	(75)	(69)	(65)	(60)	(54)	(421)	(744)
Present value of minimum lease payments	44	43	43	44	45	468	687
Of which related to closed store lease obligations	3	3	3	3	2	16	30
Operating leases							
Future minimum lease payments (for non-cancellable leases)	260	224	207	166	149	852	1 858
Of which related to close store lease obligations	13	11	10	9	7	27	77

The average effective interest rate for finance leases was 11.8%, 11.9% and 11.7% at December 31, 2009, 2008 and 2007, respectively. The fair value of the Group's finance lease obligations using an average market rate of 6.1% at December 31, 2009 was EUR 887 million (2008: 8.3%, EUR 817 million; 2007: 6.8%, EUR 827 million).

The Group's obligation under finance leases is secured by the lessors' title to the leased assets.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 270 million, EUR 245 million and EUR 242 million in 2009, 2008 and 2007, respectively, being included predominately in "Selling, general and administrative expenses." Certain lease agreements also include contingent rent requirements which are generally based on store sales and were insignificant in 2009, 2008 and 2007.

Sublease payments received and recognized into income for 2009, 2008 and 2007 were EUR 22 million, EUR 19 million and EUR 20 million, respectively.

Delhaize Group signed lease agreements for additional store facilities, under construction at December 31, 2009. The corresponding lease terms as well as the renewal options generally range from 3 to 30 years. Total future minimum lease payments for these agreements relating to stores under construction amount to approximately EUR 166 million.

Provisions for EUR 53 million, EUR 32 million and EUR 34 million at December 31, 2009, 2008 and 2007, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in "Closed Store Provisions" (see Note 20.1). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

Delhaize Group as Lessor - Finance and Operating Expected Lease Income

As noted above, occasionally, Delhaize Group acts as a lessor for certain owned or leased property, mainly in connection with closed stores that have been sub-leased to other parties or retail units in shopping centers containing a Delhaize Group store. Currently the Group did not enter into any lease arrangements with independent third party lessees that would qualify as finance leases. Rental income is included in "Other Operating Income" in the income statement.

The undiscounted expected future minimum lease payments to be received under non-cancellable operating leases as at December 31, 2009 can be summarized as follows:

(in millions of EUR)	2010	2011	2012	2013	2014	Thereafter	Total
Future minimum lease payments to be received	33	24	24	8	8	13	110
of which related to sub-lease agreements	19	18	18	2	2	9	68

The total amount of EUR 110 million represents expected future lease income to be recognized as such in the income statement and excludes expected future sub-lease payments to receive in relation to stores being part of the "Closed Store Provision" (see Note 20.1).

Contracts including contingent rent clauses are insignificant to the Group.

18.4 Net Debt

Net debt is defined as the non-current financial liabilities, plus current financial liabilities and derivative financial liabilities, minus derivative financial assets, investments in securities, and cash and cash equivalents.

(in millions of EUR)	Note	December 31 2009	2008	2007
Non-current financial debt	18.1, 18.3	2 547	2 409	2 508
Current financial liabilities	18.1, 18.2, 18.3	149	522	189
Derivative liabilities	19	40	-	1
Derivative assets	19	(96)	(58)	(53)
Investments in securities - non-current	11	(126)	(123)	(116)
Investments in securities - current	11	(12)	(28)	(36)
Cash and cash equivalents	15	(439)	(320)	(249)
Net debt		**2 063**	**2 402**	**2 244**
Net debt to equity ratio		46.8%	57.3%	61.0%

The following table summarizes the movement of net debt during 2009:

(in millions of EUR)	Note	
Net debt at January 1, 2009		**2 402**
Free cash flow		(518)
Exercise of stock options and warrants		(16)
Purchase of treasury shares		10
Dividends paid	17	152
Net debt after cash movements		**2 030**
Non-cash movements		66
Currency translation effect on assets and liabilities		(33)
Net debt at December 31, 2009		**2 063**

Free cash flow is defined as cash flow before financing activities, investments in debt securities and sale and maturity of debt securities and can be summarized as follows:

(in millions of EUR)	2009
Net cash provided by operating activities	1 176
Net cash used in investing activities	(663)
Investment in debt securities (net)	5
Free cash flow	**518**

19. Derivative Financial Instruments and Hedging

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The calculation of fair values for derivative financial instruments depends on the type of instruments:

- *Derivative interest rate contracts*: the fair value of derivative interest rate contracts (e.g., interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument.
- *Derivative currency contracts*: the fair value of forward foreign currency exchange contracts is based on forward exchange rates.
- *Derivative cross-currency contracts:* the fair value of derivative cross-currency contracts is estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument, translated at the rate prevailing at measurement date.

Derivative instruments are mandatorily classified as "held for trading" and carried at fair value being the amount a resulting asset could be exchanged or a liability settled:

(in millions of EUR)	December 31,					
	2009		2008		2007	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	61	-	39	-	7	1
Cross currency swaps	35	40	18	-	46	-
Foreign exchange forward contracts	-	-	1	-	-	-
Total	**96**	**40**	**58**	**-**	**53**	**1**

As described in Note 2.3, Delhaize Group does not enter into derivative financial instrument arrangements for speculative / trading, but rather for hedging (both economic and accounting) purposes alone. The following table indicates the contractually agreed (undiscounted) gross interest and principal payments associated with derivative financial instruments (assets and liabilities) at December 31, 2009:

(in millions of EUR)	1 - 3 months		4 - 12 months		2011 - 2013		2014	
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Interest rate swaps being part of a fair value hedge relationship								
Inflows	-	-	-	29	-	87	-	29
Outflows	-	(2)	-	(6)	-	(25)	-	(4)
Cross-currency interest rate swaps being part of a cash flow hedge relationship								
Inflows	-	6	-	6	-	37	208	6
Outflows	-	(15)	-	-	-	(45)	(228)	(15)
Cross-currency interest rate swaps without a hedging relationship								
Inflows	17	3	-	6	-	25	500	4
Outflows	(20)	(3)	-	(4)	-	(17)	(465)	(3)
Forward exchange contracts without a hedging relationship								
Inflows	7	-	-	-	-	-	-	-
Outflows	(7)	-	-	-	-	-	-	-
Total Cash flows	**(3)**	**(11)**	**-**	**31**	**-**	**62**	**15**	**17**

Interest Rate Swaps

Fair value hedge:

Delhaize Group issued in 2007 EUR 500 million Senior Notes with a 5.625% fixed interest rate and a 7 year term, exposing the Group to changes in the fair value due to changes in market interest rates (see Note 18.1).

In order to hedge that risk, Delhaize America, LLC, swapped 100% of the proceeds to an EURIBOR 3m floating rate for the 7 year term. The maturity dates of interest rate swap arrangements ("hedging instrument") match those of the underlying debt ("hedged item"). The transactions were designated and qualify for hedge accounting in accordance with IAS 39, and were documented and reflected in the financial statements of Delhaize Group as fair value hedges. The aim of the hedge is to transform the fixed rate Notes into variable interest debt ("hedged risk"). Credit risks are not part of the hedging relationship. The effectiveness is tested using statistical methods in the form of a regression analysis.

SUPPLEMENTARY INFORMATION   HISTORICAL FINANCIAL OVERVIEW   CERTIFICATION OF RESPONSIBLE   REPORT OF THE STATUTORY AUDITOR SUMMARY STATUTORY ACCOUNTS

PERSONS   OF DELHAIZE GROUP SA

Changes in fair values were recorded in the income statement as finance costs as follows:

(in millions of EUR)		**December 31,**		
	Note	**2009**	**2008**	**2007**
Losses (gains) on				
Interest rate swaps	29.1	(8)	(31)	(7)
Related debt instruments	29.1	8	31	7
Total		-	-	-

Discontinued cash flow hedge:

In the second quarter of 2007, Delhaize Group entered into interest rate swap arrangements to hedge the variability of the cash flows related to the refinancing of a portion of its debt (see Note 18.1). The arrangements were terminated before completion of the refinancing. A loss of EUR 4 million, related to the tender offer, was recognized in finance costs of that year. The swap arrangements related to the new debt issue were initially designated as a cash flow hedge and consequently the gain (EUR 2 million) from discontinuing the hedge accounting is deferred ("Discontinued cash flow hedge reserve") and amortized to finance costs over the term of the underlying debt, which matures in 2017.

Currency Swaps

The Group uses currency swaps to manage some of its currency exposures.

Cash flow hedge:

As explained in Note 18.1, Delhaize Group issued in 2009 a USD 300 million Bond with a 5.875% fixed interest rate and a 5 year term ("hedged item"), exposing Delhaize Group to currency risk on USD cash flows ("hedged risk"). In order to hedge that risk, Delhaize Group swapped 100% of the proceeds to a EURO fixed rate liability with a 5 year term ("hedging instrument"). The maturity dates, the USD interest rate, the interest payment dates, and the USD flows (interest and principal) of the hedging instrument, match those of the underlying debt. The transactions have been designated and qualify for hedge accounting in accordance with IAS 39, and were documented and reflected in the financial statements of Delhaize Group as cash flow hedges. Delhaize Group tests effectiveness by comparing the movements in cash flows of the hedged item with those of a "hypothetical derivative" representing the "perfect hedge." The terms of the hedging instrument and the hypothetical derivative are the same, with the exception of counterparty credit risk, which is closely monitored by the Group. During 2009, the Group recognized fair value losses of the hedging instrument of EUR 31 million in the "Cash flow hedge reserve," representing the effective portion of the hedging relationship. Thereof, EUR 22 million have been recycled to profit or loss ("Finance costs", see Note 29.1) in order to offset foreign currency gains recognized in the income statement relating to the hedged risk. Net of taxes (EUR 3 million), the total loss recognized at December 31, 2009 in the "Cash flow hedge reserve" was EUR 6 million (see Note 16).

Economic hedges:

Other contracts have been put in place, but none are designated as cash flow, fair value or net investment hedges. Those contracts are generally entered into for periods consistent with currency transaction exposures where hedge accounting is not necessary, as the transactions naturally offset the exposure hedged. Generally, Delhaize Group does not designate and document such transactions as hedge accounting relationships.

In 2007, and simultaneously to entering into interest rate swaps described above, Delhaize Group's U.S. operations also entered into cross-currency interest rate swaps, exchanging the principal amounts (EUR 500 million for USD 670 million) and interest payments (both variable), in order to cover the foreign currency exposure of the entity. Delhaize Group did not apply hedge accounting to this transaction because this swap constitutes an economic hedge with Delhaize America, LLC's underlying EUR 500 million term loan.

In addition, Delhaize Group enters into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its functional currency.

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2009. Changes in fair value of these swaps are recorded in "Finance costs" or "Income from investments" in the income statement, except - as explained above - for the USD 300 million Senior Notes, which are designated as cash flow hedges:

(in millions)				Foreign Currency Swaps				
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2009 (EUR)	Fair Value Dec. 31, 2008 (EUR)	Fair Value Dec. 31, 2007 (EUR)
2009	2010	EUR 20	12m EURIBOR +4.99%	USD 25	12m LIBOR +4.94%	(2)	-	-
2009	2014	EUR 228	6.63%	USD 300	5.875%	(38)	-	-
2008	2009	EUR 7	12m EURIBOR +1.31%	USD 10	12m LIBOR +1.34%	-	-	-
2007	2014	USD 670	3m LIBOR +0.98%	EUR 500	3m EURIBOR +0.94%	35	18	46
2007	2008	EUR 7	12m EURIBOR +1.37%	USD 10	12m LIBOR +1.34%	-	-	(1)
2007	2008	RON 13	9m BUBOR +1.05%	EUR 4	3m EURIBOR +5.67%	-	-	-

Foreign Exchange Forward Contracts

The Group uses currency forward contracts to manage certain parts of its currency exposures. These contracts are not designated as cash flow or fair value hedges and are generally entered into for periods consistent with currency transaction exposures.

At December 31, 2009, Delhaize Group held a foreign exchange forward contract to purchase in 2010 USD 11 million in exchange of EUR 7 million to offset the foreign currency risk on an intercompany loan denominated in USD.

As explained in Note 2.3, changes in the fair value of forward contracts are recorded in the income statement in "Finance costs" or "Income from investments," depending on the underlying transaction.

Debt Covenants for Derivatives

The Group has several ISDAs in place containing customary provisions related to events of default and restrictions in terms of sale of assets, merger and rating.

The maximum exposure of derivative financial instruments to credit risk at the reporting date equals their carrying values at balance sheet date (i.e., EUR 96 million at December 31, 2009). See Note 12 in connection with collateral posted on derivative financial liabilities.

20. Provisions

(in millions of EUR)	Note	December 31, 2009	2008	2007
Closed stores:	20.1			
Non-current		44	40	38
Current		10	11	13
Self-insurance:	20.2			
Non-current		75	90	83
Current		33	32	28
Pension benefit and other post-employment benefits:	21			
Non-current		81	74	64
Current		2	-	-
Other:	20.3			
Non-current		28	22	22
Current		7	6	1
Total provisions				
Non-current		**228**	**226**	**207**
Current		**52**	**49**	**42**

20.1. Closed Store Provisions

As explained in Note 2.3, Delhaize Group records closed store provisions for present obligations in connection with store closing activities, which consist primarily of provisions for onerous contracts and severance ("termination") costs. The amounts recognized reflect management's best estimate of the expected expenditures required to settle the present obligation at balance sheet date and requires the application of judgment and estimates that could be impacted by factors such as the discount rate applied, the ability to sub-lease, the creditworthiness of the sub-leasee or the success when negotiating any early termination of lease agreements. Most of the factors are significantly dependent on general economic conditions and the interrelated demand for commercial property. Consequently, the cash flows projected, and the risk reflected in those, might change, if applied assumptions change.

Most obligations recognized relate to onerous lease contracts, predominately for stores located in the United States, with remaining lease terms ranging from one to 19 years. The average remaining lease term for closed stores was 4.3 years at December 31, 2009. Minor amounts (less than EUR 2 million), recognized in 2009 and 2008, relate to termination benefits (zero in 2007).

The following table reflects the activity related to closed store provisions:

(in millions of EUR)	2009	2008	2007
Closed store provision at January 1	**51**	**51**	**84**
Additions:			
Store closings - lease obligations	10	6	4
Store closings - other exit costs	2	2	5
Update of estimates	5	1	-
Interest expense (unwinding of discount)	4	4	5
Utilization:			
Lease payments made	(14)	(11)	(14)
Lease terminations	(1)	(3)	(6)
Payments made for other exit costs	-	(2)	(3)
Transfer to other accounts	(1)	-	(17)
Currency translation effect	(2)	3	(7)
Closed store provision at December 31	**54**	**51**	**51**

During 2009, 2008 and 2007, Delhaize Group recorded additions to the closed store provision of EUR 12 million, EUR 8 million and EUR 9 million, primarily related to 32, 19 and 26 store closings, respectively made in the ordinary course of business. In 2009, the updating of the assumptions applied to discount future cash flows resulted in a charge of EUR 4 million included in "Other Operating Expenses" (see Note 28).

The following table presents a reconciliation of the number of closed stores included in the closed store provision:

	Number of Closed Stores
Balance at January 1, 2007	**181**
Store closings added	26
Stores sold/lease terminated	(39)
Balance at December 31, 2007	**168**
Store closings added	19
Stores sold/lease terminated	(38)
Balance at December 31, 2008	**149**
Store closings added	32
Stores sold/lease terminated	(35)
Balance at December 31, 2009	**146**

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of EUR)	Note	2009	2008	2007
Other operating expenses	28	17	9	8
Interest expense included in "Finance costs"	29.1	4	3	4
Results from discontinued operations	5.3	-	1	2
Total		**21**	**13**	**14**

20.2. Self-insurance Provision

Delhaize Group's U.S. operations are self-insured for their workers' compensation, general liability, vehicle accident and pharmacy claims up to certain retention limits and hold excess-insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. The assumptions used in the development of the actuarial estimates are based upon historical claims experience, including the average monthly claims and the average lag time between incurrence and payment.

The maximum retentions, including defense costs per occurrence, are:
• USD 1.0 million per accident for workers' compensation;
• USD 3.0 million per occurrence for general liability,
• USD 5.0 million per accident for vehicle accident, and
• USD 5.0 million per occurrence for pharmacy claims.

In addition, Delhaize Group is self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

The movements of the self-insurance provision can be summarized as follows:

(in millions of EUR)	2009	2008	2007
Self-insurance provision at January 1	**122**	**111**	**118**
Expense charged to earnings	158	153	145
Claims paid	(169)	(148)	(139)
Currency translation effect	(3)	6	(13)
Self-insurance provision at December 31	**108**	**122**	**111**

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation, etc. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management's best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is the nature of such estimates that the final resolution of some of the claims may require making significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated.

20.3. Other Provisions

The other provisions mainly consist of long-term incentive and early retirement plans, but also include amounts for asset removal obligations and provisions for litigation. The movements of the other provisions can be summarized as follows:

(in millions of EUR)	2009	2008	2007
Other provisions at January 1	**28**	**23**	**22**
Expense charged to earnings	8	1	3
Payments made	(5)	(3)	(3)
Transfers from other accounts	4	8	1
Transfer to liabilities associated with assets held for sale	-	(2)	-
Currency translation effect	-	1	-
Other provisions at December 31	**35**	**28**	**23**

21. Employee Benefits

21.1. Pension Plans

Delhaize Group's employees are covered by certain benefit plans, as described below.

The cost of defined benefit pension plans and other post employment medical benefits and the present value of the pension obligations are determined using actuarial valuations. These valuations involve making a number of assumptions about, e.g., discount rate, expected rate of return on plan assets, future salary increase or mortality rates. For example, in determining the appropriate discount rate, management considers the interest rate of high-quality corporate bonds (at least AA rating) in the respective country, in the currency in which the benefits will be paid in and with the appropriate maturity date; mortality rates are based on publicly available mortality tables for the specific country; the expected return on plan assets is determined by considering the expected returns on the assets underlying the long-term investment strategy. Any changes in the assumptions applied will impact the carrying amount of the pension obligations, but will not necessarily have an immediate impact on future contributions. All significant assumptions are reviewed periodically. Plan assets are measured at fair value, using readily available market prices, or at the minimum return guaranteed by an independent insurance company. Actuarial gains and losses (i.e., experience adjustments and effects of changes in actuarial assumptions) are directly recognized in OCI. The assumptions are summarized below.

Defined Contribution Plans

- In Belgium, Delhaize Group adopted for substantially all of its employees a defined contribution plan, under which the employer, and from 2005 the employees also, contribute a fixed monthly amount. The contributions are adjusted annually according to the Belgian consumer price index. Employees that were employed before implementation of the plan were able to choose not participating in the personal contribution part of the plan. The plan assures the employee a lump-sum payment at retirement based on the contributions made. Based on Belgian law, the plan includes a minimum guaranteed return, which is guaranteed by an external insurance company that receives and manages the contributions. The expenses related to the plan were EUR 4 million in 2009 and EUR 3 million in 2008 and 2007, respectively.

- In the U.S., Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion and Kash n' Karry (the legal entity operating the Sweetbay stores) with one or more years of service. As of the beginning of the plan year 2008, profit-sharing contributions substantially vest after three years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. The profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America, LLC's Board of Directors. The profit-sharing plans also include a 401(k) feature that permits Food Lion and Kash n' Karry employees to make elective deferrals of their compensation and allows Food Lion and Kash n' Karry to make matching contributions.

  Finally, the U.S. entities Hannaford and Harveys also provide defined contribution 401(k) plans including employer-matching provisions to substantially all employees. The defined contribution plans provide benefits to participants upon death, retirement or termination of employment.

  The expenses related to these US defined contribution retirement plans were EUR 38 million, EUR 41 million and EUR 41 million in 2009, 2008 and 2007, respectively.

- In addition, Delhaize Group operates defined contribution plans in Greece and Indonesia, to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Defined Benefit Plans

Approximately 20% of Delhaize Group employees are covered by defined benefit plans.

- Delhaize Belgium has a defined benefit pension plan covering approximately 6% of its employees. The plan is subject to legal funding requirements and is funded by contributions by members and Delhaize Belgium. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the associate before his/her retirement. An insurance company guarantees a minimum return on plan assets and mainly invests in debt securities in order to achieve that goal. Delhaize Group bears any risk above this minimum guarantee.

- In the US, Delhaize Group maintains a non-contributory funded defined benefit pension plan covering approximately 60% of Hannaford employees. The plan has a minimum funding requirement and contributions made by Hannaford are available as reduction in future contributions. The plan traditionally invests mainly in equity securities and is, therefore, exposed to stock market movements.

  Further, Delhaize Group operates in the US unfunded supplemental executive retirement plans ("SERP") covering a limited number of executives of Food Lion, Hannaford and Kash n' Karry. Benefits generally are based on average earnings, years of service and age at retirement. In addition, both Hannaford and Food Lion offer nonqualified deferred compensation - unfunded - plans to a very limited number of both Hannaford and Food Lion executives. At the end of 2008, Delhaize Group significantly reduced the number of participants in the SERP operated by Food Lion in exchange for future contributions by the Company into the nonqualified deferred compensation plan. This reduction in number of participants qualified as a curtailment under IAS 19 and the Group recognized a net gain of USD 8 million (EUR 6 million) included in "Selling, general and administrative expenses," consisting of USD 12 million (EUR 9 million) curtailment gain offset by additional expenses in connection with the future contributions of USD 4 million (EUR 3 million).

- Alfa Beta has an unfunded defined benefit post-employment plan. This plan relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensation granted only in cases of normal retirement or termination of employment. All employees of Alfa Beta are covered by this plan.

- Super Indo operates an unfunded defined benefit post-employment plan, which provides benefits upon retirement, death and disability, as required by local law and regulation. All employees of Super Indo are covered by this plan.

Defined Benefit Plans

(in millions of EUR)	2009			2008			2007		
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:									
Benefit obligation at January 1	**111**	**106**	**217**	**104**	**110**	**214**	**109**	**116**	**225**
Current service cost	8	4	12	7	4	11	7	5	12
Interest cost	7	6	13	6	6	12	6	5	11
Plan participants' contributions	-	2	2	-	2	2	-	2	2
Amendments	-	-	-	-	-	-	1	-	1
Actuarial (gain)/loss	11	6	17	2	(2)	-	(1)	(10)	(11)
Benefits paid	(6)	(4)	(10)	(6)	(15)	(21)	(7)	(9)	(16)
Business combinations / divestures / transfers	10	-	10	-	-	-	-	-	-
Plan curtailments	-	-	-	(8)	-	(8)	-	-	-
Plan settlements	-	1	1	-	1	1	-	1	1
Currency translation effect	(5)	-	(5)	6	-	6	(11)	-	(11)
Benefit obligation at December 31	**136**	**121**	**257**	**111**	**106**	**217**	**104**	**110**	**214**
Change in plans assets:									
Fair value of plans assets at January 1	**79**	**69**	**148**	**82**	**71**	**153**	**85**	**65**	**150**
Expected return on plan assets	6	3	9	6	4	10	6	3	9
Actuarial gain/(loss) on plan assets	9	(1)	8	(28)	(1)	(29)	(1)	-	(1)
Employer contributions	14	9	23	21	8	29	8	10	18
Plan participants' contributions	-	2	2	-	2	2	-	2	2
Benefits paid	(6)	(4)	(10)	(6)	(15)	(21)	(7)	(9)	(16)
Currency translation effect	(3)	-	(3)	4	-	4	(9)	-	(9)
Fair value of plans assets at December 31	**99**	**78**	**177**	**79**	**69**	**148**	**82**	**71**	**153**
Actual return on plan assets	**15**	**2**	**17**	**(22)**	**3**	**(19)**	**5**	**3**	**8**
Amounts recognized in the balance sheet:									
Present value of funded obligation	113	101	214	101	87	188	91	92	183
Fair Value of plan assets	(99)	(78)	(177)	(79)	(69)	(148)	(82)	(71)	(153)
Deficit for funded plans	*14*	*23*	*37*	*22*	*18*	*40*	*9*	*21*	*30*
Present value of unfunded obligations	23	20	43	10	19	29	13	18	31
Unrecognized past service (cost) benefit	-	-	-	-	-	-	(1)	-	(1)
Net liability	**37**	**43**	**80**	**32**	**37**	**69**	**21**	**39**	**60**
Weighted average assumptions used to determine benefit obligations:									
Discount rate	5.54%	4.66%		6.01%	5.55%		6.00%	5.32%	
Rate of compensation increase	4.74%	3.29%		4.67%	3.38%		4.76%	3.37%	
Rate of price inflation	3.50%	2.00%		3.50%	2.09%		3.50%	2.08%	

SUPPLEMENTARY INFORMATION   HISTORICAL FINANCIAL OVERVIEW   CERTIFICATION OF RESPONSIBLE   REPORT OF THE STATUTORY AUDITOR   SUMMARY STATUTORY ACCOUNTS

PERSONS   OF DELHAIZE GROUP SA

(in millions of EUR)	2009			2008			2007		
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Components of pension cost:									
Amounts recognized in the income statement:									
Current service cost	8	4	12	7	4	11	7	5	12
Interest cost	7	6	13	6	6	12	6	5	11
Expected return on plan assets	(6)	(3)	(9)	(6)	(4)	(10)	(6)	(3)	(9)
Amortization of past service cost	-	-	-	1	-	1	-	-	-
Curtailment gain recognized	-	-	-	(8)	-	(8)	-	-	-
Settlement loss recognized	-	1	1	-	1	1	-	1	1
Total pension cost recognized in the income statement	**9**	**8**	**17**	**-**	**7**	**7**	**7**	**8**	**15**
Amounts recognized in OCI:									
Actuarial (gains)/losses immediately recognized	2	7	9	30	(1)	29	-	(10)	(10)
Effect of changes in exchange rates	1	-	1	-	-	-	-	-	-
Cumulative amount of actuarial gains and losses recognized	**31**	**12**	**43**	**28**	**5**	**33**	**(2)**	**6**	**4**
Weighted average assumptions used to determine pension cost:									
Discount rate	6.01%	5.55%		6.00%	5.32%		5.75%	4.34%	
Expected long-term rate of return on plan assets during year	7.75%	4.40%		7.75%	4.90%		7.75%	4.15%	
Rate of compensation increase	4.67%	3.38%		4.76%	3.37%		4.60%	3.36%	
Rate of price inflation	3.50%	2.09%		3.50%	2.08%		3.50%	2.07%	

(in millions of EUR)	2009			2008			2007		
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historical Information									
Defined benefit obligation	136	121	257	111	106	217	104	110	214
Plan Assets	99	78	177	79	69	148	82	71	153
Surplus	37	43	80	32	37	69	21	39	60
Experience (gains) and losses:									
Related to plan assets	(9)	1	(8)	28	1	29	1	-	1
Percentage of plan assets	-9.15%	0.93%	-4.52%	35.61%	0.87%	19.38%	0.30%	-0.14%	0.13%
Related to plan liabilities	-	1	1	2	1	3	1	-	1
Percentage of plan liabilities	-0.04%	0.49%	0.39%	1.83%	1.13%	1.51%	0.63%	0.09%	0.37%

(in millions of EUR)	2006			2005		
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historical Information						
Defined benefit obligation	109	116	225	121	114	235
Plan Assets	85	65	150	82	60	142
Surplus	24	51	75	39	54	93
Experience (gains) and losses:						
Related to plan assets	(4)	1	(3)	1	1	2
Percentage of plan assets	-5.10%	0.44%	-2.73%	0.68%	1.01%	0.85%
Related to plan liabilities	(3)	1	(2)	1	12	13
Percentage of plan liabilities	-2.48%	0.84%	-0.76%	0.45%	10.22%	5.18%

(in millions of EUR)	2009			2008			2007		
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Balance sheet reconciliation:									
Balance sheet liability at January 1	**32**	**37**	**69**	**21**	**39**	**60**	**24**	**51**	**75**
Pension expense recognized in the income statement in the year	9	8	17	-	7	7	7	8	15
Amounts recognized in OCI	2	7	9	30	(1)	29	-	(10)	(10)
Employer contributions made in the year	(14)	(8)	(22)	(21)	(7)	(28)	(7)	(9)	(16)
Benefits paid directly by company in the year	-	(1)	(1)	-	(1)	(1)	(1)	(1)	(2)
Business combinations / divestures / transfers	10	-	10	-	-	-	-	-	-
Currency translation effect	(2)	-	(2)	2	-	2	(2)	-	(2)
Balance sheet liability at December 31	**37**	**43**	**80**	**32**	**37**	**69**	**21**	**39**	**60**

The asset portfolio of Delhaize Belgium's defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company's overall investments. The insurance company's asset allocation was as follows:

	December 31,		
	2009	2008	2007
Equities	11%	11%	12%
Debt	73%	69%	70%
Real estate	2%	3%	3%
Other assets (e.g., cash equivalents)	14%	17%	15%

In 2010, Delhaize Belgium expects to contribute EUR 7 million to the defined benefit pension plan.

The expected long-term rate of return for Delhaize Belgium's defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The investment policy for the Hannaford defined benefit plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re-balanced periodically through the year and the Group is therefore able to adjust its short- to mid-term investment strategy to take general market and economic environment developments into account.

The Hannaford plan asset allocation was as follows:

	December 31,		
	2009	2008	2007
Equities	63%	47%	78%
Debt	29%	30%	18%
Other (e.g., cash equivalents)	8%	23%	4%

The funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor's discretion. In 2010, Delhaize Group expects to make pension contributions for the Hannaford defined benefit plan, including voluntary amounts, of up to USD 10 million (EUR 7 million).

Total defined benefit expenses in profit or loss equal EUR 17 million, EUR 7 million and EUR 15 million for 2009, 2008 and 2007 respectively and can be summarized as follows:

	December 31,		
	2009	2008	2007
Cost of sales	2	1	1
Selling, general and administrative expenses	15	6	14
Total defined benefit expense recognized in profit or loss	**17**	**7**	**15**

21.2. Other Post-Employment Benefits

Hannaford and Kash n' Karry provide certain health care and life insurance benefits for retired employees, which qualify as a defined benefit plan. Substantially all Hannaford employees and certain Kash n' Karry employees may become eligible for these benefits, however, currently a very limited number is covered. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

The total benefit obligation as of December 31, 2009 was EUR 2 million (2008: EUR 4 million, 2007: EUR 4 million). The medical plans are unfunded and the total net liability, impacted by unrecognized past service benefits, was EUR 3 million, EUR 5 million and EUR 4 million for 2009, 2008 and 2007, respectively. The cumulative amount of actuarial losses recognized in OCI were EUR 2 million as of December 31, 2008 (2007: EUR 2 million). During 2009, the Group recognized actuarial gains of approximately EUR 2 million, bringing the total amount of accumulated actuarial gains and losses to approximately zero.

The assumptions applied in determining benefit obligation and cost, are summarized in the table below:

	December 31,		
	2009	2008	2007
Weighted-average actuarial assumptions used to determine benefit obligations:			
Discount rate	5.38%	5.80%	6.00%
Current health care cost trend	9.25%	9.77%	8.55%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2016	2015	2012
Weighted-average actuarial assumptions used to determine benefit cost:			
Discount rate	5.80%	6.00%	5.80%
Current health care cost trend	9.77%	8.55%	9.00%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2015	2012	2012

A change by 100 basis points in the assumed healthcare trend rates would have an insignificant effect on the post-retirement benefit obligation or expense.

21.3. Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of management: stock option and warrant plans for associates of its non-U.S. operating companies; stock option, warrant and restricted stock unit plans for associates of its U.S. based companies. Under a warrant plan the exercise by the associate of a warrant results in the creation of a new share, while stock option or restricted stock unit plans are based on existing shares. Restricted stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date at no cost to plan participants.

The remuneration policy of Delhaize Group can be found as Exhibit E to the Delhaize Group's Corporate Governance Charter available on the Company's website (www.delhaizegroup.com).

As explained in Note 2.3, the share-based compensation plans operated by Delhaize Group are accounted for as equity-settled share-based payment transactions, do not contain cash settlement alternatives and the Group has no past practice of cash settlement. The cost of such transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted and is expensed over the applicable vesting period. The Group's share-based compensation plans are subject to service vesting conditions and do not contain any performance conditions.

Delhaize Group uses the Black-Scholes-Merton valuation model to estimate the fair value of share-based compensation. This requires the selection of certain assumptions, including the expected life of the option, the expected volatility, the risk-free rate and the expected dividend yield:
- *The expected life of the option* is based on management's best estimate and based on historical option activity.
- *The expected volatility* is determined by calculating the historical volatility of the Group's share price over the expected option term.
- *The risk-free rate* is determined using a generic price of government bonds with corresponding maturity terms.
- *The expected dividend yield* is determined by calculating a historical average of dividend payments made by the Group.

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the share price on the date of the grant, the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price for the 30 days prior to the offering of the option.

The usage of historical data over a period similar to the life of the options assumes that the past is indicative of future trends, and - as with all assumptions - may not necessarily be the actual outcome. The assumptions used for estimating fair values for various share-based payment plans are given further below.

Total share-based compensation expenses recorded - primarily in selling, general and administrative expenses - were EUR 20 million, EUR 21 million and EUR 22 million in 2009, 2008 and 2007, respectively.

Non-U.S. Operating Entities Stock Options Plans

During 2009, Delhaize Group significantly reduced in its European entities the number of associates that are entitled to future stock options and replaced this part of the long-term incentive plan with a "performance cash" plan. As a consequence, as of 2009, only Vice Presidents and above are granted stock options.

Options granted to associates of non-U.S. operating companies generally vest after a service period of 3 ½ years. Options generally expire seven years from the grant date. An exceptional three-year extension was offered in 2003 for options granted under the 2001 and 2002 grant years. In 2009, Delhaize Group offered to the beneficiaries of the 2007 grant (under the 2007 stock option plan) the choice to extend the exercise period from 7 to 10 years. Delhaize Group accounted for that change as a modification of the plan and recognizes the non-significant incremental fair value granted, measured in accordance with IFRS 2, by this extension over the remaining vesting period.

Delhaize Group stock options granted to associates of non-U.S. operating companies are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2009	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2009 grant under the 2007 Stock option plan	June 2009	228 366	228 366	EUR 50.03	65	Jan. 1, 2013-June 8, 2016
2008 grant under the 2007 Stock option plan	May 2008	237 291	235 786	EUR 49.25	318	Jan. 1, 2012-May 29, 2015
2007 Stock option plan	June 2007	185 474	182 759	EUR 71.84	619	Jan. 1, 2011-June 7, 2017(1)
2006 Stock option plan	June 2006	216 266	211 038	EUR 49.55	601	Jan. 1, 2010 - June 8, 2013
2005 Stock option plan	June 2005	181 226	173 570	EUR 48.11	568	Jan. 1, 2009 - June 14, 2012
2004 Stock option plan	June 2004	237 906	135 237	EUR 38.74	561	Jan. 1, 2008 - June 20, 2011
2003 Stock option plan	June 2003	378 700	18 425	EUR 25.81	514	Jan. 1, 2007 - June 24, 2010
2002 Stock option plan	June 2002	158 300	91 100	EUR 54.30	425	Jan. 1, 2006 - June 5, 2012(1)
2001 Stock option plan	June 2001	134 900	103 000	EUR 64.16	491	Jan. 1, 2005 - June 4, 2011(1)

(1) In accordance with Belgian law, most of the beneficiaries of the stock option plans agreed to extend the exercise period of their stock options for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 7, 2014 (under the 2007 Stock Option Plan), June 5, 2009 (under the 2002 Stock Option Plan), and June 4, 2008 (under the 2001 Stock Option Plan).

Activity associated with non-U.S. stock option plans is as follows:

	Shares	Weighted Average Exercise Price (in EUR)
2007		
Outstanding at beginning of year	1 357 197	43.73
Granted	185 474	71.84
Exercised	(396 475)	30.20
Forfeited	(11 766)	50.67
Expired	-	-
Outstanding at end of year	**1 134 430**	**52.99**
Options exercisable at end of year	557 138	49.61
2008		
Outstanding at beginning of year	1 134 430	52.99
Granted	237 291	49.25
Exercised	(27 767)	37.75
Forfeited	(8 587)	51.30
Expired	(2 400)	64.16
Outstanding at end of year	**1 332 967**	**52.63**
Options exercisable at end of year	700 312	49.66

2009		
Outstanding at beginning of year	1 332 967	52.63
Granted	228 366	50.03
Exercised	(81 286)	37.35
Forfeited	(5 366)	56.31
Expired	(95 400)	62.85
Outstanding at end of year	**1 379 281**	**52.38**
Options exercisable at end of year	732 370	49.26

The weighted average remaining contractual term for the share options outstanding as at December 31, 2009 is 4.23 (2008: 3.96 and 2007: 4.41). The weighted average share price for options exercised during 2009 amounts to EUR 50.23 (2008: EUR 52.34; 2007: EUR 67.12).

The following table summarizes options outstanding and options exercisable as of December 31, 2009, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in EUR)
EUR 25.81 - EUR 38.74	153 662	1.35	37.19
EUR 48.11 - EUR 54.30	939 860	4.38	49.79
EUR 64.16 - EUR 71.84	285 759	5.27	69.07
EUR 25.81 - EUR 71.84	1 379 281	4.23	52.38

Options exercisable at the end of 2009 had a weighted average remaining contractual term of 2.36 years (2008: 2.61; 2007: 3.33).

The weighted average fair values of options granted are EUR 10.99, EUR 7.38 and EUR 16.61 per option for the years 2009, 2008 and 2007, respectively, and were estimated on the date of grant using the following assumptions:

	2009	2008	2007
Share price	49.41	40.97	72.08
Expected dividend yield (%)	2.5	2.5	2.4
Expected volatility (%)	28.5	27.1	25.7
Risk-free interest rate (%)	2.8	4.3	4.5
Expected term (years)	5.0	5.0	4.6

The estimation of the expected volatility for 2007 excluded a period of abnormal volatility, which management of the Group considered being not representative for future expected stock price behavior and was not expected to recur during the expected contractual term of the options. No similar exclusion was made for the 2008 and 2009 calculations. If the abnormal period would not have been excluded, the total grant fair value would have increased by less than EUR 1 million, being spread over the vesting period.

U.S. Operating Entities Stock Options and Warrants Plans

During 2009, Delhaize Group also limited in its U.S. operating entities the number of associates that are entitled to future stock options to Vice Presidents and above.

Warrants granted under the "Delhaize Group 2002 Stock Incentive Plan" vest ratably over a three-year service period and expire ten years from the grant date.

Prior to Delhaize Group's adoption of the 2002 Stock Incentive Plan, Delhaize Group U.S. operations sponsored several stock incentive plans, which were transferred in 2002 into the new incentive plan. Holders of options under the old plans were offered the possibility to convert their options to the new warrant plan. As of December 31, 2009, there were options outstanding to acquire 40 803 ADRs under the "Delhaize America 2000 Stock Incentive Plan", relating to certain Food Lion and Hannaford employees that decided not to convert to the 2002 plan. No new options can be granted under these plans and the terms and conditions of these plans are substantially consistent with the current Delhaize Group plan.

Options and warrants granted to associates of U.S. operating companies under the various plans are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2009	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize Group 2002 Stock Incentive plan - warrants	June 2009	301 882	297 512	USD 70.27	88	Exercisable until 2019
	May 2008	528 542	465 325	USD 74.76	237	Exercisable until 2018
	June 2007	1 165 108	1 031 959	USD 96.30	3 238	Exercisable until 2017
	June 2006	1 324 347	701 732	USD 63.04	2 983	Exercisable until 2016
	May 2005	1 100 639	373 206	USD 60.76	2 862	Exercisable until 2015
	May 2004	1 517 988	281 848	USD 46.40	5 449	Exercisable until 2014
	May 2003	2 132 043	182 122	USD 28.91	5 301	Exercisable until 2013
	May 2002	3 853 578	328 760	USD 13.40 - USD 76.87	5 328	Exercisable until 2012
Delhaize America 2000 Stock Incentive plan - options[1]	Various	703 765	40 803	USD 41.56 - USD 85.88	4 512	Various

(1) Including the stock options granted under the 1996 Food Lion Plan and the 1998 Hannaford Plan.

Activity related to the "Delhaize Group 2002 Stock Incentive Plan" and the "Delhaize America 2000 Stock Incentive Plan" is as follows:

	Shares	Weighted Average Exercise Price (in USD)
2007		
Outstanding at beginning of year	4 313 548	52.43
Granted	1 166 723	96.30
Exercised	(1 345 887)	48.35
Forfeited/expired	(134 342)	62.98
Outstanding at end of year	**4 000 042**	**66.22**
Options exercisable at end of year	1 483 762	48.96
2008		
Outstanding at beginning of year	4 000 042	66.22
Granted	531 393	74.76
Exercised	(319 280)	47.97
Forfeited/expired	(196 347)	73.72
Outstanding at end of year	**4 015 808**	**68.45**
Options exercisable at end of year	2 118 973	60.11
2009		
Outstanding at beginning of year	4 015 808	68.45
Granted	302 485	70.27
Exercised*	(486 774)	56.48
Forfeited/expired	(128 252)	76.24
Outstanding at end of year	**3 703 267**	**69.90**
Options exercisable at end of year	2 320 066	65.86

* Includes warrants exercised by employees, for which a capital increase had not occurred before the end of the year. The number of shares for which a capital increase had not yet occurred was 212 528 at December 31, 2009.

The weighted average remaining contractual term for the share options outstanding as at December 31, 2009 is 6.18 (2008: 6.67; 2007: 7.40). The weighted average share price for options exercised during 2009 amounts to USD 72.21 (2008: USD 76.14, 2007: USD 95.56).

SUPPLEMENTARY INFORMATION   HISTORICAL FINANCIAL OVERVIEW   CERTIFICATION OF RESPONSIBLE   REPORT OF THE STATUTORY AUDITOR   SUMMARY STATUTORY ACCOUNTS

PERSONS   OF DELHAIZE GROUP SA

The following table summarizes options and warrants outstanding as of December 31, 2009, and the related weighted average remaining contractual life (years) and weighted average exercise price under the stock option plans for associates of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
USD 28.91 - USD 46.40	500 985	3.65	39.70
USD 49.81 - USD 60.76	699 791	3.72	56.00
USD 62.32 - USD 96.30	2 502 491	7.37	79.83
USD 28.91 - USD 96.30	3 703 267	6.18	69.90

Options exercisable at the end of 2009 had a weighted average remaining contractual term of 5.40 years (2008: 5.49; 2007: 5.48).

The weighted average fair values of options granted were USD 12.88, USD 14.35 and USD 21.19 per option for the years 2009, 2008 and 2007, respectively and were estimated using the following weighted average assumptions:

	2009	2008	2007
Share price	70.27	74.76	96.30
Expected dividend yield (%)	2.6	2.4	2.3
Expected volatility (%)	26.3	25.7	26.9
Risk-free interest rate (%)	2.3	3.2	5.1
Expected term (years)	4.0	3.9	3.7

U.S. Operating Entities Restricted Stock Unit Awards Plan

Restricted stock unit awards usually vest over a five-year period starting at the end of the second year (i.e. 25% each year as from the second year) after the award. As the award vests, the associate receives - at no cost for the associate - ADRs equal to the number of Restricted Stock Units that have vested, free of any restriction.

In May 2002, Delhaize America, LLC ceased granting restricted stock awards under the "2000 Stock Incentive Plan" and began granting restricted stock unit awards under the "2002 Restricted Stock Unit Plan."

Restricted stock unit awards granted to associates of U.S. operating companies under the "Delhaize America 2002 Restricted Stock Unit Plan" are as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2009	Number of Beneficiaries (at the moment of issuance)
June 2009	150 073	147 536	245
May 2008	466 503	419 412	3 421
June 2007	102 512	62 354	222
June 2006	155 305	60 704	217
May 2005	145 868	26 344	204

Activity related to the restricted stock plans is as follows:

	Shares
2007	
Outstanding at beginning of year	515 321
Granted	102 512
Released from restriction	(137 625)
Forfeited/expired	(11 267)
Outstanding at end of year	**468 941**

	Shares
2008	
Outstanding at beginning of year	468 941
Granted	466 503
Released from restriction	(174 000)
Forfeited/expired	(58 334)
Outstanding at end of year	**703 110**

2009	
Outstanding at beginning of year	703 110
Granted	150 073
Released from restriction	(117 756)
Forfeited/expired	(19 077)
Outstanding at end of year	**716 350**

The weighted average fair value at date of grant for restricted stock unit awards granted during 2009, 2008 and 2007 was USD 70.27, USD 74.74 and USD 96.30 based on the share price at the grant date, respectively.

22. Income Taxes

The major components of income tax expense for the years ending December 31, 2009, 2008 and 2007 are:

Income tax expense (in millions of EUR)	**2009**	**2008**	**2007**
Continuing operations			
Current tax	231	195	213
Taxes related to prior years recorded in the current year[1]	(4)	(14)	(1)
Utilization of previously unrecognized tax losses and tax credits	(8)	-	-
Deferred tax	12	38	(8)
Deferred taxes related to prior years recorded in the current year	2	-	-
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(5)	-	-
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	-	(2)	-
Total income tax expense from continuing operations	**228**	**217**	**204**
Total income tax expense from discontinued operations	**-**	**-**	**(1)**
Total income tax expense from continuing and discontinued operations	**228**	**217**	**203**

(1) In 2008, taxes related to prior years recorded in the current year primarily resulted from the positive resolution of federal tax matters in the U.S.

Profit before taxes can be reconciled with net profit as follows:

Profit before taxes (in millions of EUR)	**2009**	**2008**	**2007**
Continuing operations	740	702	605
Discontinued operations	8	(6)	23
Total profit before taxes	**748**	**696**	**628**
Continuing and discontinued operations			
Current tax	231	195	213
Taxes related to prior year recorded in the current year[1]	(4)	(14)	(1)
Utilization of previously unrecognized tax losses and tax credits	(8)	-	-
Deferred tax	12	38	(9)
Deferred taxes related to prior years recorded in the current year	2	-	-
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(5)	-	-
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	-	(2)	-
Total income tax expense from continuing and discontinued operations	**228**	**217**	**203**
Net profit	**520**	**479**	**425**

(1) In 2008, taxes related to prior years recorded in the current year primarily resulted from the positive resolution of federal tax matters in the U.S.

The following is a reconciliation of Delhaize Group's Belgian statutory income tax rate to the Group's effective income tax rate:

	2009	**2008**	**2007**
Belgian statutory income tax rate	**34.0%**	**34.0%**	**34.0%**
Items affecting the Belgian statutory income tax rate:			
Different statutory tax rates in jurisdictions outside Belgium[1]	2.0	2.5	1.5
Non taxable income[2]	(0.1)	(0.1)	(1.3)
Non deductible expenses	1.4	1.4	0.9
Deductions from taxable income	(4.7)	(4.4)	(3.2)
Unrecognized deferred tax assets	(1.7)	-	0.1
Tax charges on dividend income	-	-	(0.2)
Adjustment on prior years[3]	(0.8)	(1.9)	(0.1)
Changes in tax rate or the imposition of new taxes[4]	0.6	(0.2)	-
Other	(0.3)	(0.1)	0.7
Effective tax rate	**30.4%**	**31.2%**	**32.4%**

(1) Primarily due to United States federal and state income tax rates applied to the income of Delhaize America. In 2009, approximately 73% (2008 : 78%, 2007: 69%) of Delhaize Group's consolidated profit before tax was attributable to Delhaize Group's U.S. operations, which had a statutory tax rate of 38.4% (2008: 38.5%, 2007: 37.7%).
(2) In 2007, non-taxable income relates to income on disposal of subsidiaries.
(3) Primarily includes the impact of positive resolutions of tax matters.
(4) In 2009 it primarily relates to the impact of the one-time tax levy in Greece.

The aggregated amount of current and deferred tax charged or (credited) directly to equity is as follows:

(in millions of EUR)	2009	2008	2007
Current tax	(1)	(2)	(16)
Deferred tax	(7)	(5)	11
Total tax credited directly to equity	**(8)**	**(7)**	**(5)**

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and proportionally consolidated joint-venture as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 2.7 billion at December 31, 2009, EUR 2.3 billion at December 31, 2008, and EUR 1.8 billion at December 31, 2007.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet are as follows:

(in millions of EUR)	December 31,		
	2009	2008	2007
Deferred tax liabilities	227	215	171
Deferred tax assets	23	8	6
Net deferred tax liabilities	**204**	**207**	**165**

The changes in the overall net deferred tax liabilities can be detailed as follows:

(in millions of EUR)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other	Total
Net deferred tax liabilities at January 1, 2007	**317**	**(31)**	**(54)**	**(23)**	**(31)**	**178**
Charge (credit) to equity for the year	-	-	-	3	8	11
Charge (credit) to profit or loss for the year	(14)	13	(9)	(2)	3	(9)
Currency translation effect	(27)	2	6	1	3	(15)
Net deferred tax liabilities at December 31, 2007	**276**	**(16)**	**(57)**	**(21)**	**(17)**	**165**
Charge (credit) to equity for the year	-	-	-	(10)	5	(5)
Charge (credit) to profit or loss for the year	40	-	(7)	9	(4)	38
Effect of change in tax rates	(2)	-	-	-	-	(2)
Acquisition	1	-	(1)	-	1	1
Transfers to/from other accounts	(2)	2	(1)	-	1	-
Currency translation effect	15	(1)	(3)	(1)	-	10
Net deferred tax liabilities at December 31, 2008	**328**	**(15)**	**(69)**	**(23)**	**(14)**	**207**
Charge (credit) to equity for the year	-	-	-	(3)	(4)[1]	(7)
Charge (credit) to profit or loss for the year	24	(1)	(2)	(1)	(11)	9
Effect of change in tax rates	1	-	-	-	(1)	-
Acquisition	1	-	-	-	-	1
Transfers to/from other accounts	-	-	-	1	(1)	-
Currency translation effect	(10)	1	2	1	-	(6)
Net deferred tax liabilities at December 31, 2009	**344**	**(15)**	**(69)**	**(25)**	**(31)**	**204**

[1] Consists of EUR 3 million in relation to the cash flow hedge reserve and EUR 1 million relating to unrealized gains or losses on financial assets available for sale and as detailed in the "Statement of Comprehensive Income."

At December 31, 2009, Delhaize Group has not recognized deferred tax assets of EUR 41 million, of which:

• EUR 30 million relate to U.S. tax loss carry-forwards of EUR 593 million (mainly at a 4.3 % U.S. State effective tax rate), which if unused would expire at various dates between 2010 and 2029,

• EUR 9 million relate to tax loss carry-forwards of EUR 46 million in Europe, which if unused would expire at various dates between 2010 and 2015,

• EUR 2 million relate to tax loss carry-forwards of EUR 7 million in Europe which can be utilized without any time limitation.

The unused tax losses, unused tax credits and deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions.

Delhaize Group has recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized. At December 31 2009, the recognized deferred tax assets relating to unused tax losses and unused tax credits amount to EUR 29 million.

23. Accrued Expenses

(in millions of EUR)	December 31,		
	2009	**2008**	**2007**
Accrued payroll and short-term benefits	302	286	298
Accrued interest	37	40	23
Other	58	52	55
Total accrued expenses	**397**	**378**	**376**

24. Expenses from Continuing Operations by Nature

The aggregate of cost of sales and selling, general and administrative expenses from continuing operations can be specified by nature as follows:

(in millions of EUR)	Note	2009	2008	2007
Product cost, net of vendor allowances and cash discounts	25	14 255	13 665	13 631
Employee benefit expenses	26	2 752	2 607	2 588
Supplies, services and utilities purchased		765	761	729
Depreciation and amortization	7, 8, 9	515	474	475
Operating lease expenses	18.3	270	245	242
Bad debt allowance expense	14	20	15	12
Other expenses[1]		428	399	401
Total expenses by nature		**19 005**	**18 166**	**18 078**
Cost of Sales	25	14 813	14 204	14 155
Selling, general and administrative expenses		4 192	3 962	3 923
Total expenses by function		**19 005**	**18 166**	**18 078**

[1] Allowances and credits received from suppliers that represent a reimbursement of specific and identifiable non-product costs incurred by the Group (see Note 25) have been included for the purposes of this overview in "Other expenses."

25. Cost of Sales

(in millions of EUR)	2009	2008	2007
Product cost, net of vendor allowances and cash discounts	14 255	13 665	13 631
Purchasing, distribution and transportation costs	558	539	524
Total	**14 813**	**14 204**	**14 155**

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. In accordance with the Group's accounting policies, laid out in Note 2.3, these allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor's product in which case they are recorded as a reduction in "Selling, general and administrative expenses" (EUR 5 million, EUR 4 million and EUR 4 million in 2009, 2008 and 2007, respectively).

26. Employee Benefit Expense

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

(in millions of EUR)	Note	2009	2008	2007
Wages, salaries and short-term benefits including social security		2 672	2 529	2 506
Share option expense	21.3	20	21	22
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	21.1, 21.2	60	57	60
Total		**2 752**	**2 607**	**2 588**

Employee benefit expenses were recognized in the income statement as follows:

(in millions of EUR)	2009	2008	2007
Cost of sales	336	317	316
Selling, general and administrative expenses	2 416	2 290	2 272
Employee benefits for continuing operations	2 752	2 607	2 588
Results from discontinued operations	2	3	15
Total	**2 754**	**2 610**	**2 603**

27. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2009	2008	2007
Rental income	30	28	28
Income from waste recycling activities	11	18	21
Services rendered to suppliers	11	14	15
Gains on sale of property, plant and equipment	5	12	11
Services rendered to wholesale customers	4	3	2
Return check services	2	4	4
Sale of business	1	4	11
Other	14	13	16
Total	**78**	**96**	**108**

The "Sale of business" line represents mainly various sales transactions of Cash Fresh stores in Belgium to independent owners. "Other" primarily includes in-store advertising, litigation settlement income and income from government grants.

28. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets.

(in millions of EUR)	2009	2008	2007
Store closing and restructuring expenses	36	17	11
Impairment	22	20	15
Losses on sale of property, plant and equipment	9	8	10
Other	2	5	-
Total	**69**	**50**	**36**

The 2009 store closing and restructuring expenses mainly relate to (i) a US organizational restructuring (EUR 19 million) and store closings being a result of an operational review (EUR 10 million at Food Lion), both initiated in December 2009 and (ii) the effect of updating the estimates used for existing store closing provisions (EUR 4 million).

The 2009 impairment losses mainly represent charges relating to (i) the US organizational restructuring (EUR 2 million), (ii) impairment charges recognized on the above mentioned closed stores at Food Lion (EUR 9 million), (iii) early retirement of various software solutions (EUR 5 million) and (iv) impairment losses mainly recorded for other underperforming stores across the Group in order to align recoverable amount and carrying value (EUR 6 million).

The 2008 store closing and restructuring expenses relate mainly to the closing of five "Plus Hellas" stores in Greece and the closure of seven Sweetbay stores in the U.S. The impairment losses represent mainly the adjustment of the carrying value of 26 Sweetbay stores (2007: 25 stores were impaired by EUR 14 million).

"Other" primarily consists of hurricane and other storm related expenses.

29. Financial Result

29.1. Finance Costs

(in millions of EUR)	Note	2009	2008	2007
Interest on current and long-term borrowings		120	130	159
Loss on rate lock to hedge for tender price		-	-	4
Losses on early retirement of debt		-	-	74
Tender fees		-	-	2
Interest on obligations under finance leases		76	73	76
Interest charged to closed store provisions (unwinding of discount)	20.1	4	3	4
Amortization of debt discounts (premiums) and financing costs		4	6	15
Amortization of deferred loss on hedge	16	1	1	16
Foreign currency (gains) losses on debt instrument covered by cash flow hedge	30	(20)	-	-
Reclassification of fair value losses (gains) from OCI on cash flow hedge	19	22	-	-
Foreign currency losses (gains) on debt instruments	30	3	(26)	46
Fair value (gains) losses on currency swaps		(1)	29	(47)
Fair value losses (gains) on debt instruments - fair value hedge	19	8	31	7
Fair value (gains) losses on derivative instruments - fair value hedge	19	(8)	(31)	(7)
Other finance costs		2	1	1
Less: capitalized interest		(3)	(4)	(3)
Total		**208**	**213**	**347**

In 2009, the foreign currency gains of the USD 300 million Senior Notes issued in February 2009 amounted to EUR 20 million. As the debt is part of a designated cash flow hedge relationship (see Note 19), this amount, and corresponding effects on interest, is offset by reclassification adjustments from OCI to profit or loss relating to the hedging instrument (EUR 22 million).

In 2009, total foreign exchange losses on debt instruments amounted to EUR 3 million. These comprise foreign exchange losses (EUR 18 million) the Group incurred on the EUR 500 million Senior Note issued in 2007, which have been offset by fair value gains (EUR 19 million) of the cross-currency interest rate swap the Group entered into to economically hedge this risk (see Note 19), included in the line item "Fair value (gains) losses on currency swaps." In addition, Delhaize Group accounted for foreign currency gains on various intragroup transactions (EUR 15 million), being completely offset by fair value losses of derivatives used for economic hedging purposes (also included in the line item "Fair value (gains) losses on currency swaps").

The finance costs of 2007 were impacted by the following charges related to the Delhaize America debt tender offer:

(in millions of EUR)	2007
Losses on early retirement of debt	74
Amortization of deferred loss on hedge	14
Amortization of debt premiums / discounts and financing costs	7
Loss on rate lock to hedge for tender price	4
Tender fees	2
Total	**101**

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 6.9%, 6.6% and 7.4% in 2009, 2008 and 2007, respectively.

29.2. Income from Investments

(in millions of EUR)	Note	2009	2008	2007
Interest and dividend income from bank deposits and securities		7	12	12
(Losses) gains on disposal securities		(1)	-	-
Foreign currency (losses) gains on financial assets	30	(1)	(6)	-
Fair value gains (losses) on currency swaps and foreign exchange forward contracts		-	5	-
Other investing income		1	-	3
Total		**6**	**11**	**15**

Impairment losses recognized on financial assets classified as available-for-sale are subsumed in "Other investing income" and amounted to EUR 1 million in 2008. No impairment losses were recognized in 2007 in connection with held-to-maturity financial assets.

Other investing income contained in 2007 a EUR 1 million gain recognized on the disposal of Di (see Note 5.1).

30. Net Foreign Exchange Losses (Gains)

The exchange differences charged (credited) to the income statement are as follows:

(in millions of EUR)	Note	2009	2008	2007
Selling, general and administrative expenses		3	1	-
Finance costs	29.1	(17)	(26)	46
Income from investments	29.2	1	6	-
Result from discontinued operations	5.3	-	-	1
Total		**(13)**	**(19)**	**47**

In 2009 the foreign exchange differences credited to the finance costs consist of EUR 20 million foreign currency gains on the USD 300 million Senior Notes, which are covered by a cash flow hedge and EUR 3 million foreign currency losses on other debt instruments. As detailed in Note 29.1, the EUR 20 million foreign currency gains on the Senior Notes are offset by reclassification adjustments from OCI to profit or loss relating to the hedging instrument. The EUR 3 million exchange losses on other debts are partially offset by the fair value gains and losses on related currency swaps.

In 2008 and 2007, foreign exchange differences charged (credited) to finance costs were offset by the fair value gains and losses on the related currency swap, which were EUR 29 million and EUR (47) million, respectively.

31. Earnings Per Share ("EPS")

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares bought by the Group and held as treasury shares (see Note 16).

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Until April 2009, the Group had two categories of dilutive potential ordinary shares. As explained in Note 18.1, the convertible debt was reimbursed without any conversion:

- *Convertible Debt:* the convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense less the tax effect.
- *Share-based Awards:* the dilutive share-based awards are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration.

Approximately 2 752 075, 2 549 989 and 737 998 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for the years ended December 31, 2009, 2008 and 2007, respectively, as their effect was anti-dilutive.

The computation of basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007 is as follows:

(in millions of EUR, except numbers of shares and earnings per share)	2009	2008	2007
Net profit from continuing operations	512	485	401
Net profit from continuing operations attributable to non-controlling interests	6	12	15
Group share in net profit from continuing operations	506	473	386
Interest expense on convertible bond, net of tax	2	6	7
Group share in net profit from continuing operations for diluted earnings	508	479	393
Result from discontinued operations, net of tax	8	(6)	24
Group share in net profit for diluted earnings	516	473	417
Weighted average number of ordinary shares outstanding	99 802 736	99 385 055	97 666 467
Adjusted for:			
Dilutive effect of share-based awards	791 992	750 485	1 800 979
Dilutive effect of convertible bond	979 341	2 995 630	3 981 052
Weighted average number of diluted ordinary shares outstanding	101 574 069	103 131 170	103 448 498
Basic earnings per ordinary share (in EUR):			
From continuing operations	5.07	4.76	3.95
From discontinuing operations	0.09	(0.06)	0.25
Basic EPS attributable to the equity holder of the Group	**5.16**	**4.70**	**4.20**
Diluted earnings per ordinary share (in EUR):			
From continuing operations	5.00	4.65	3.80
From discontinuing operations	0.08	(0.06)	0.24
Diluted EPS attributable to the equity holder of the Group	**5.08**	**4.59**	**4.04**

32. Related Party Transactions

Several of the Group's subsidiaries provide post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 21.

The Company's Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to the Corporate Governance Charter posted on the Company's website at www.delhaizegroup.com.

Compensation of Directors

The individual Directors' remuneration granted for the fiscal years 2009, 2008 and 2007 is set forth in the Corporate Governance section of this annual report. The total remuneration of Directors is as follows, gross before deduction of withholding taxes:

(in thousands of EUR)	2009	2008	2007
Total remuneration non-executive Directors	**1 000**	**969**	**864**
Executive Director			
Pierre-Olivier Beckers[1]	80	80	75
Total	**1 080**	**1 049**	**939**

(1) The amounts solely relate to the remuneration of the Executive Director and excludes his compensation as CEO.

Compensation of Executive Management

The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Company and its subsidiaries during 2009, 2008 and 2007 to its Executive Management. For more details on the share-based incentive plans, see Note 21.3.

	2009	2008	2007
Restricted stock unit awards	39 159	37 546	26 760
Stock options and warrants	175 795	176 400	122 579

For information regarding the number of restricted stock unit awards, stock options and warrants granted as well as the compensation effectively paid (for services provided in all capacities to the Company and its subsidiaries) during the respective years to the Chief Executive Officer and the members of the Executive Committee, we refer to the "Corporate Governance" section in this annual report.

The aggregate compensation for the members of Executive Management recognized in the income statement is stated below.

Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above. In 2008, the aggregate compensation included the pro-rate share of compensation of one member of the Executive Management who resigned in September 2008. For 2007, they included the pro-rata share of compensation of two members of the Executive Management who retired from their executive positions on June 30, 2007 and the pro-rata share of the member of the Executive Management appointed on February 26, 2007.

(in millions of EUR)	2009	2008	2007
Short-term benefits[1]	7	6	7
Retirement and post-employment benefits[2]	1	1	1
Other long-term benefits[3]	1	2	4
Share-based compensation	3	3	3
Employer social security contributions	1	1	2
Total compensation expense recognized in the income statement	**13**	**13**	**17**

(1) Short-term benefits include the annual bonus payable during the subsequent year for performance achieved during the respective years.
(2) The members of Executive Management benefit from corporate pension plans, which vary regionally, including a defined benefit group insurance plan for European members, that is contributory and based on the individual's career length with the Company. U.S. members of Executive Management participate in profit sharing plans and defined benefit plans. Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.
(3) Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets, with a transition period ending in 2006. Amounts represent the expense recognized by the Company during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

33. Commitments

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions, and the approximate timing of the transaction. Agreements that can be cancelled within 30 days of the reporting date without penalty are excluded.

As of December 31, 2009, purchase obligations amounted to EUR 174 million (2008: EUR 229 million, 2007: EUR 157 million), of which EUR 30 million relates to the acquisition of property, plant and equipment and / or intangible assets.

Commitments related to lease obligations are disclosed in Note 18.3.

34. Contingencies

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings, the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business or consolidated financial statements. Any litigation, however, involves risk and potentially significant litigation costs and therefore Delhaize Group cannot give any assurance that any litigation currently existing or which may arise in the future will not have a material adverse effect on our business or consolidated financial statements.

The Group continues to be subject to regular tax audits in jurisdictions where we conduct business. In particular, we have experienced an increase in tax audit and assessment activity during financial years 2009, 2008, 2007 in the United States, during financial years 2009 and 2008 in Greece, and during financial year 2007 in Belgium. Although some audits have been completed during 2008 and 2009, Delhaize Group expects continued audit activity in these jurisdictions in 2010. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

In April 2007, representatives of the Belgian Competition Council visited our Procurement Department in Zellik, Belgium, and requested that we provide them with certain documents. This visit was part of what appears to be a local investigation affecting several companies in Belgium in the retail sector and relating to prices of health and beauty products and other household goods.

In February 2008, Delhaize Group became aware of an illegal data intrusion into Hannaford's computer network that resulted in the potential theft of credit card and debit card number information of Hannaford and Sweetbay customers. Also affected are certain, independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. Delhaize Group believes that this information was potentially exposed from approximately December 7, 2007 through early March 2008. There is no evidence that any customer personal information, such as names or addresses was accessed or obtained. Various litigations and claims have been filed against Hannaford and affiliates on behalf of customers and others seeking damages and other related relief allegedly arising out of the data intrusion. Hannaford intends to defend such litigation and claims vigorously although it cannot predict the outcome of such matters. At this time, Delhaize Group does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation and claims.

On January 11, 2010 the Auditor of the Belgian Competition Council issued a report resulting from its investigation of a potential violation of Belgian competition laws by a supplier and several retailers active on the markets of chocolate candies, chocolate spread and pocket candies. The procedure is still pending and it is currently not possible to determine if it will lead to a decision that would impose a fine.

35. Subsequent Events

On May 18, 2009, Delhaize Group launched through its wholly owned Dutch subsidiary Delhaize "The Lion" Nederland B.V. (Delned) a voluntary tender offer to acquire all of the common registered shares of Delhaize Group's Greek subsidiary "Alfa Beta" Vassilopoulos S.A. (Alfa Beta), which were not yet held by any of the consolidated companies of Delhaize Group. At the end of the acceptance period on July 9, 2009, Delned had acquired 89.56% of Alfa Beta. On February 9, 2010, Delned crossed the 90% share ownership threshold of Alfa Beta shares.

On March 12, 2010, Delned announced that it launched a new tender offer to acquire the remaining 9.99% of Alfa Beta at EUR 35.73 per share. Delned has submitted an information circular for approval to the Hellenic Capital Market Commission (CMC). Following a review and approval period of the CMC, the information circular will be published and the acceptance period of this tender offer will begin during which Alfa Beta shareholders may tender their shares. After the end of this acceptance period, Delned will exercise the right to acquire any remaining shares that are not tendered in the tender offer (squeeze-out right). Upon reaching 95% of the voting rights in Alfa Beta, Delned intends to initiate the process to delist Alfa Beta from the Athens Exchange. From the announcement of this tender offer until the end of the acceptance period, Delned intends to purchase shares in the market or over-the-counter at EUR 35.73 per share.

36. List of Consolidated and Associated Companies and Joint Ventures

A. Fully Consolidated

		Ownership Interest in %		
		2009	**2008**	**2007**
Alfa Beta Vassilopoulos S.A.	81, Spata Avenue, Gerakas, Athens, Greece	89.9	65.2	61.3
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0
Backambacht NV[1]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	-	100.0
Bevermart NV[1]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	-	100.0
Boney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Holding, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	-	-
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	-	-
Bottom Dollar Food Southeast, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	-	-
CF Bugboort BVBA	Wespelaarsebaan 126, 3190 Boortmeerbeek, Belgium	100.0	100.0	100.0
Delhaize America, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Delhaize Deutschland GmbH[2]	Kapuzinergraben 19, 52062 Aachen, Germany	-	100.0	100.0
Delhaize Finance B.V	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium	100.0	-	-
Delhaize Insurance Company, Inc	76 St. Paul Street, Suite 500, Burlington, VT 05401, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	6, Route d'Olm, Zone Industrielle, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Delhaize The Lion America, LLC	East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize "The Lion" Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize U.S. Holding, Inc.	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	-	-
Delhome SA	Bld de l'Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delvita SK, s.r.o.[1]	Slovakia	-	-	100.0
Distri Group 21 NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Ecad NV [3]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
ENA S.A.	81, Spata Avenue, Gerakas, Athens, Greece	89.9	65.2	61.3
Esmart NV[4]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	-	100.0
Flashmarkt NV[5]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Food Lion (Thailand), Ltd.[1]	Thailand	-	-	100.0
Food Lion (Thailand), Inc.	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Gastro International S.R.L.	Calea Grivitei, N°399, Sector 1, Bucharest, Romania	100.0	100.0	-
Guiding Stars Licensing Company	P.O. Box 1000, Portland, ME 04104, USA	100.0	100.0	-
Haagmart NV[1]	Markt 10, 3150 Haacht, Belgium	-	-	100.0
Hannbro Company	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	-	-
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Procurement Corp.[6]	PO Box 1000, Portland, ME 04104, U.S.A.	-	100.0	100.0
Hannaford Trucking Company	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	PO Box 646, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Hermfri NV[5]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
Heulcad NV[3]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
Holding and Food Trading Company Single Partner LLC	81, Spata Avenue, Gerakas, Athens, Greece	89.9	65.2	-
Holding and Food Trading Company Single Partner LLC & Co Ltd Partnership	81, Spata Avenue, Gerakas, Athens, Greece	89.9	65.2	-
Huro NV	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	100.0	100.0
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Jobmart NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Kash n' Karry Food Stores, Inc.	3801 Sugar Palm Drive, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Katdrink NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Knauf Center Pommerlach S.A.	Route d'Olm 6, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	-	-
Knauf Center Schmëtt S.A.	Route d'Olm 6, 8287 Kehlen Grand-Duchy of Luxembourg	100.0	-	-
Koermart NV[3]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
Kommar NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0

La Fourmi S.A.	Siret Street nr. 95 et 1, Sector 1, Bucharest, Romania	100.0	100.0	-
Ledemart NV[3]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
Leoburg NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Lithia Springs, LLC	6472 East Church Street, Suite H, Douglasville GA 30134, U.S.A.	60.0	60.0	60.0
Maascad NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.		0.0	--
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Martin's Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Mega Doi S.R.L	39-49 Nidal Titulesco Avenue, block 12, entrance A+B 1st district, Bucharest, Romania	99.2	99.2	99.2
Mega Image S.R.L.	95 Siret Street, 1st district Bucharest, Romania	100.0	100.0	100.0
Merelmart NV[7]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
Molmart NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Octomarket NV[3]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
Plain Street Properties, Inc.[8]	PO Box 1000, Portland, ME 04104, U.S.A.	-	100.0	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
P.L.Logistics Center - Dianomes - Apothikefsis - Logistics S.A.[9]	81 Spaton Ave 15344, Gerakas, Greece	-	65.2	-
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Rafo Com Construct S.R.L.	Calea Rahovei, N°299, Sector 5, Bucharest, Romania	100.0	100.0	-
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Rethy NV[3]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Rovas 2001 Prodimpex S.R.L.	Siret Street nr. 95, Sector 1, Bucharest, Romania	100.0	100.0	-
Serdelco S.A.S.	Parc des Moulins, Avenue de la Créativité 4, 59650 Villeneuve d'Ascq, France	100.0	100.0	100.0
7 Seasons NV[5]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
Shop 'N Save - Mass., Inc.[6]	PO Box 1000, Portland, ME 04104, U.S.A.	-	100.0	100.0
Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	-	-
Smart Food Shopping	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0
Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	-	-
Super Market Koryfi SA	81, Spaton Avenue, Gerakas, Athens, Greece	89.9	-	-
Supermarkten Voeten-Hendrickx NV	Markt 18, 2470 Retie, Belgium	100.0	100.0	100.0
The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0
Universal MVM Conexim S.R.L.	Str. Constantin Rădulescu-Motru, N°12, Bl.27B, ground floor, Sector 4, Bucharest, Romania	100.0	100.0	-
Vangeelder NV[3]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Viginti NV[3]	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
Wambacq & Peeters SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Wilmart NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Wintrucks SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0

(1) Liquidated.
(2) Sold in September 2009.
(3) Merged into Delimmo SA on August 5, 2009
(4) Merged into Distri Group 21 NV in June 2008.
(5) Merged into Delimmo SA on April 21, 2009.
(6) Merged into Victory Distributors, Inc. in October 2009.
(7) Merged into Distri Group 21 NV on January 9, 2009.
(8) Dissolved beginning of 2009.
(9) Merged into Alfa Beta Vassilopoulos S.A. on December 9, 2008.

B. Summary of 2009 Changes with Impact at Group Level

New entities

Bottom Dollar Food Holding, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.
Bottom Dollar Food Southeast, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium
Delhaize U.S. Holding, Inc.	2110 Executive Drive, Salisbury, NC 28145, U.S.A.
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.
Knauf Center Pommerlach S.A.	Route d'Olm 6, 8287 Kehlen, Grand-Duchy of Luxembourg
Knauf Center Schmëtt S.A.	Route d'Olm 6, 8287 Kehlen, Grand-Duchy of Luxembourg
Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.
Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.
Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.
Super Market Koryfi SA	81, Spaton Avenue, Gerakas, Athens, Greece

Sold entities

Delhaize Deutschland GmbH	Kapuzinergraben 19, 52062 Aachen, Germany

C. Joint Ventures - Proportionally Consolidated

		Ownership Interest in %		
		2009	**2008**	**2007**
P.T. Lion Super Indo, LLC	Jl. Ancol I n°9-10, Ancol Barat, Jakarta, Indonesia	51.0	51.0	51.0

P.T. Lion Super Indo, LLC ("Super Indo") is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group's interest in assets and liabilities of Super Indo is as follows:

(in millions of EUR)	December 31,		
	2009	**2008**	**2007**
Non-current assets	8	7	7
Current assets	18	12	13
Non-current liabilities	1	1	1
Current liabilities	10	8	10

Cash flows of Super Indo included in Delhaize Group's cash flow statements are as follows:

(in millions of EUR)	2009	2008	2007
Net cash provided by operating activities	6	2	5
Net cash used in investing activities	(1)	(2)	(3)
Net cash used in financing activities	-	-	-

Revenue of Super Indo included in the Group's result was EUR 86 million, EUR 77 million and EUR 72 million for 2009, 2008 and 2007, respectively. Net income of Super Indo included in the Group's results was approximately EUR 3 million in 2009 and EUR 2 million in 2008 and 2007.

Supplementary Information

Quarterly Data (Unaudited)

(in millions of EUR, except earnings per share)

2009	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	19 938	5 089	5 088	4 888	4 873
Gross profit	5 125	1 329	1 293	1 249	1 254
Gross margin	*25.7%*	*26.1%*	*25.4%*	*25.6%*	*25.7%*
Selling, general and administrative expenses	(4 192)	(1 094)	(1 061)	(1 029)	(1 008)
as a percentage of revenues	*21.0%*	*21.5%*	*20.8%*	*21.1%*	*20.7%*
Operating profit	942	247	244	228	223
Operating margin	*4.7%*	*4.9%*	*4.8%*	*4.7%*	*4.6%*
Net profit from continuing operations	512	127	127	122	136
Group share in net profit	514	127	125	128	134
Group share in net profit per share:					
Basic	5.16	1.27	1.26	1.28	1.35
Diluted	5.08	1.24	1.24	1.26	1.34

2008	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	19 024	4 494	4 450	4 662	5 418
Gross profit	4 820	1 136	1 109	1 172	1 403
Gross margin	*25.3%*	*25.3%*	*24.9%*	*25.1%*	*25.9%*
Selling, general and administrative expenses	(3 962)	(949)	(932)	(978)	(1 103)
as a percentage of revenues	*20.8%*	*21.1%*	*21.0%*	*21.0%*	*20.4%*
Operating profit	904	206	194	215	289
Operating margin	*4.8%*	*4.6%*	*4.4%*	*4.6%*	*5.3%*
Net profit from continuing operations	485	105	113	103	164
Group share in net profit	467	102	116	100	149
Group share in net profit per share:					
Basic	4.70	1.02	1.17	1.01	1.50
Diluted	4.59	1.00	1.14	0.98	1.46

2007	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	18 943	4 709	4 810	4 747	4 677
Gross profit	4 788	1 199	1 226	1 187	1 176
Gross margin	*25.3%*	*25.5%*	*25.5%*	*25.0%*	*25.2%*
Selling, general and administrative expenses	(3 923)	(986)	(998)	(995)	(944)
as a percentage of revenues	*20.7%*	*20.9%*	*20.7%*	*21.0%*	*20.2%*
Operating profit	937	230	249	215	243
Operating margin	*4.9%*	*4.9%*	*5.2%*	*4.5%*	*5.2%*
Net profit from continuing operations	401	110	63	107	121
Group share in net profit	410	111	82	103	114
Group share in net profit per share:					
Basic	4.20	1.16	0.84	1.04	1.15
Diluted	4.04	1.11	0.81	1.01	1.12

Number of Stores (at year-end)

	2010[1]	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
United States	1 640 - 1 645	1 607	1 594	1 570	1 549	1 537	1 523	1 515	1 485	1 459	1 420
Belgium and G.D. Luxembourg	817 - 822	792	771	734	840[2]	806	745	726	707	675	615
Greece	229 - 234	216	201	159	148	135	129	119	111	104	53
Romania	59 - 64	51	40	22	18	16	16	15	12	10	10
Indonesia	83 - 88	66	63	56	50	46	42	38	34	29	20
Subtotal	**2 834 - 2 844**	**2 732**	**2 669**	**2 541**	**2 605**	**2 540**	**2 455**	**2 413**	**2 349**	**2 277**	**2 118**
Divested and Discontinued Operations											
Czech Republic	-	-	-	-	97	94	97	94	93	94	99
Slovakia	-	-	-	-	-	-	11	14	16	16	15
Thailand	-	-	-	-	-	-	-	36	34	26	18
Singapore	-	-	-	-	-	-	-	-	35	31	30
Super Discount Markets (U.S.)	-	-	-	-	-	-	-	-	-	-	30
Germany	-	-	4	4	3	2	2	2	-	-	-
Total	**2 834 - 2 844**	**2 732**	**2 673**	**2 545**	**2 705**	**2 636**	**2 565**	**2 559**	**2 527**	**2 444**	**2 310**

(1) Estimates based on planned openings and closings.
(2) Includes 132 Di stores sold in 2007.

Number of Associates (at year-end)

	2009	2008	2007
Full-time	63 980	64 400	62 570
Part-time	74 139	76 592	75 261
FTE[1]	103 833	106 247	103 786
Male	68 138	69 774	68 044
Female	69 981	71 218	69 787
Total	**138 119**	**140 992**	**137 831**

Geographical Split

	2009		2008		2007	
	Total	FTE[1]	Total	FTE	Total	FTE
United States	104 655	75 298	108 808	78 782	107 920	78 076
Belgium	17 058	14 264	17 167	14 370	17 190	14 527
Greece	9 586	7 544	8 821	6 930	7 545	6 016
Romania	2 382	2 289	1 877	1 846	1 247	1 238
Indonesia	4 438	4 438	4 319	4 319	3 929	3 929
Total	**138 119**	**103 833**	**140 992**	**106 247**	**137 831**	**103 786**

(1) Full-time equivalent.

Organic Revenue Growth Reconciliation

(in millions of EUR)	2009	2008	% Change
Revenues	**19 938**	**19 024**	**4.8%**
Effect of exchange rates	(680)	-	
Revenues at identical exchange rates	**19 258**	**19 024**	**1.2%**
Divestitures	-	-	
Acquisitions	(46)	-	
53rd sales week in the U.S.	-	(258)	
Organic revenue growth	**19 212**	**18 766**	**2.4%**

Free Cash Flow

Free Cash Flow Reconciliation

(in millions of EUR)	2009	2008	2007
Net cash provided by operating activities	1 176	927	932
Net cash used in investing activities	(663)	(770)	(630)
Investment in debt securities	5	(7)	24
Free cash flow	**518**	**150**	**326**

Use of Free Cash Flow in 2009

(in millions of EUR)	
Inflow:	
Free cash flow	518
Release of escrow for funding senior notes	5
Stock options exercised, net of buyback own shares	6
Outflow:	
Dividends paid	(152)
Settlement of derivative instruments	(14)
Sale and maturity of debt securities, net of investment	(5)
Repayment of short-term loans (net)	(91)
Repayment of long-term loans (net)	(142)
Cash movement before translation	125
Foreign exchange translation difference (on cash portion)	(7)
Net increase in cash and cash equivalents	**118**

Results at Identical Exchange Rates

(in millions of EUR, except per share amounts)	2009			2008	2009/2008	
	At Actual Rates	Effect of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	19 938	(680)	19 258	19 024	+ 4.8%	+ 1.2%
Operating profit	942	(38)	904	904	+ 4.2%	+ 0.0%
Net profit from continuing operations	512	(19)	493	485	+ 5.5%	+ 1.4%
Group share in net profit	514	(19)	495	467	+ 10.1%	+ 5.9%
Basic earnings per share	5.16	(0.21)	4.95	4.70	+ 9.6%	+ 5.4%
Diluted earnings per share	5.08	(0.19)	4.89	4.59	+ 10.8%	+ 6.6%
Free cash flow	518	(7)	511	150	+ 245.2%	+ 241.0%

(in millions of EUR)	December 31, 2009			December 31, 2008	Change	
Net debt	2 063	33	2 096	2 402	(14.1%)	(12.8%)

Historical Financial Overview

Results (in millions of EUR)	2009	2008	2007	2006	2005[4]	2004[4]	2003[4]
Revenues	19 938	19 024	18 943	19 215	18 345	17 597	18 215
Operating profit	942	904	937	947	900	862	801
Net financial expenses	(202)	(202)	(332)	(276)	(297)	(305)	(319)
Income tax expense	(228)	(217)	(204)	(245)	(224)	(200)	(188)
Net profit from continuing operations	512	485	401	426	380	357	294
Net profit (Group share)	514	467	410	352	365	296	279
Free cash flow[1]	518	150	326	215	149	373	441
FINANCIAL POSITION (in millions of EUR)							
Total assets	9 748	9 700	8 822	9 295	10 254	8 703	8 766
Total equity	4 409	4 195	3 676	3 561	3 596	2 875	2 801
Net debt[1]	2 063	2 402	2 244	2 635	2 943	2 608	3 028
Enterprise value[1][3]	7 472	6 849	8 281	8 726	8 171	7 849	6 805
PER SHARE INFORMATION (in EUR)							
Net earnings (basic)[2]	5.16	4.70	4.20	3.71	3.89	3.19	3.03
Net earnings (diluted)[2]	5.08	4.59	4.04	3.55	3.71	3.09	3.02
Free cash flow[1][2]	5.19	1.51	3.35	2.27	1.59	4.03	4.79
Gross dividend	1.60	1.48	1.44	1.32	1.20	1.12	1.00
Net dividend	1.20	1.11	1.08	0.99	0.90	0.84	0.75
Pay-out ratio (net profit)	31.4%	31.9%	35.2%	36.4%	31.4%	35.5%	33.2%
Shareholders' equity[3]	43.54	41.19	36.17	36.55	37.65	30.34	29.93
Share price (year-end)	53.62	44.20	60.20	63.15	55.20	55.95	40.78
RATIOS (%)							
Operating margin	4.7%	4.8%	4.9%	4.9%	4.9%	4.9%	4.4%
Effective tax rate of continuing operations	30.8%	30.9%	33.7%	36.5%	37.1%	35.9%	39.0%
Net margin	2.6%	2.5%	2.2%	1.8%	2.0%	1.7%	1.5%
Net debt to equity[1]	46.8%	57.3%	61.0%	74.0%	81.8%	90.6%	108.1%
CURRENCY INFORMATION							
Average EUR per USD rate	0.7169	0.6799	0.7297	0.7964	0.8038	0.8039	0.8840
EUR per USD rate at year-end	0.6942	0.7185	0.6793	0.7593	0.8477	0.7342	0.7918
OTHER INFORMATION							
Number of sales outlets	2 732	2 673	2 545	2 705	2 636	2 565	2 559
Capital expenditures (in millions of EUR)	520	714	729	700	636	494	463
Number of associates (thousands)	138	141	138	143	137	138	142
Full-time equivalents (thousands)	104	106	104	107	102	102	105
Weighted average number of shares outstanding (thousands)	99 803	99 385	97 666	94 939	93 934	92 663	92 097

(1) See "Financial Review" section for explanation of the non GAAP financial measures.
(2) Calculated using the weighted average number of shares outstanding over the year.
(3) Calculated using the total number of shares at the end of the year.
(4) Not adjusted for reclassification of German operations to discontinued.

Certification of Responsible Persons

The undersigned, Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Executive Vice-President and Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) the consolidated financial statements for the year ending December 31, 2009 have been prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the management report for the year ending December 31, 2009 gives, in all material respects, a true and fair view of the evolution of the business, the results and the situation of Delhaize Group and of its subsidiaries included in the consolidation, as well as an overview of the most significant risks and uncertainties with which Delhaize Group is confronted.

Brussels, March 10, 2010

Pierre-Olivier Beckers
President and CEO

Stéfan Descheemaeker
Executive Vice-President and CFO

Report of the Statutory Auditor

On the consolidated financial statements for the year ended 31 December 2009 presented to the ordinary general meeting of Delhaize brothers and co "The Lion" (Delhaize Group) SA

To the shareholders

As required by law and the company's articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us. This report includes our opinion on the consolidated financial statements together with the required additional comment.

Unqualified audit opinion on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Delhaize Brothers and Co "The Lion" (Delhaize Group) SA ("the company") and its subsidiaries (jointly "the group"), prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium. Those consolidated financial statements comprise the consolidated balance sheet as at 31 December 2009, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of 9.748 Million EUR and the consolidated income statement shows a consolidated profit (group share) for the year then ended of 514 Million EUR.

The board of directors of the company is responsible for the preparation of the consolidated financial statements. This responsibility includes among other things: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the "Institut des Réviseurs d'Entreprises/Instituut van de Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the group's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the group's internal control. We have assessed the basis of the accounting policies used, the reasonableness of accounting estimates made by the company and the presentation of the consolidated financial statements, taken as a whole. Finally, the board of directors and responsible officers of the company have replied to all our requests for explanations and information. We believe that the audit evidence we have obtained, provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's financial position as of 31 December 2009, and of its results and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the EU and with the legal and regulatory requirements applicable in Belgium.

Additional comment

The preparation and the assessment of the information that should be included in the directors' report on the consolidated financial statements are the responsibility of the board of directors.

Our responsibility is to include in our report the following additional comment which does not change the scope of our audit opinion on the consolidated financial statements:

The directors' report on the consolidated financial statements includes the information required by law and is in agreement with the consolidated financial statements. However, we are unable to express an opinion on the description of the principal risks and uncertainties confronting the group, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

Diegem, 10 March 2010
The statutory auditor

DELOITTE Bedrijfsrevisoren / Reviseurs d'Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Philip Maeyaert

Summary Statutory Accounts of Delhaize Group SA

The summarized annual statutory accounts of Delhaize Group SA are presented below. In accordance with the Belgian Company Code, the full annual accounts, the statutory Directors' report and the Statutory Auditor's report will be filed with the National Bank of Belgium. These documents will also be available on the Company's website, www.delhaizegroup.com, and can be obtained upon request from Delhaize Group SA, rue Osseghemstraat 53, 1080 Brussels, Belgium. The Statutory Auditor has expressed an unqualified opinion on these annual accounts.

Summary of Accounting Principles

The annual statutory accounts of Delhaize Group SA are prepared in accordance with Belgian Generally Accepted Accounting Principles (Belgian GAAP).

1. Establishment Costs

Establishment costs are capitalized only by decision of the Board of Directors. When they are capitalized, they are depreciated over a period of five years or, if they related to debt issuance costs, the period of the loans.

2. Intangible Fixed Assets

Intangible assets are recognized as asset in the balance sheet and amortized over their expected useful live. The intangible assets are depreciated as follows:

• Goodwill   5 years
• Software   5 to 8 years

The investments made in 2009 for the development of the new IT platform SAP are amortized over a period of 8 years instead of 5 years as the new SAP major release will be made available in 2017.

Internally developed software

Internally developed software is recognized as intangible asset and is measured at cost to the extent that such cost does not exceed its value in use for the company. The company recognizes internally developed software as intangible asset when it is expected that such asset will generate future economic benefits and when the company has demonstrated its ability to complete and use the intangible asset. The cost of internally developed software comprises the directly or indirectly attributable costs of preparing the asset for its intended use to the extent that such costs have been incurred until the asset is ready for use. Internally developed software is amortized over a period of 5 years to 8 years.

3. Tangible Fixed Assets

Tangible fixed assets are recorded at purchase price or at agreed contribution value.

Assets held on finance leases are stated at an amount equal to the fraction of deferred payments provided for in the contract representing the capital value.

Depreciation rates are applied on a straight-line basis at the rates admissible for tax purposes:

• Land   0.00% /year
• Buildings   5.00% /year
• Distribution centres   3.00% /year
• Equipment for intensive use   33.33% /year
• Furniture   20.00% /year
• Motor vehicles   25.00% /year

Plant, machinery and equipment are depreciated over periods of 5, 12 and 25 years (previously 10 and 20 years) based on the expected useful live of each type of component.

The capital expenditures made in 2009 financial year regarding the Witron II equipment are depreciated as follows: racking, mezzanine and slave pallets: 25 year, conveyor, crane, ramp up and testing: 12 years, IT sytems and picking displays: 5 years.

4. Financial Fixed Assets

Financial fixed assets are valued at cost, less accumulated impairment losses. Impairment loss is recorded to reflect long-term impairment of value. Impairment loss is reversed when it is no longer justified due to a recovery in the asset value. A fair valuation method is applied, taking into account the nature and the features of the financial asset. One single traditional valuation method or an appropriate weighted average of various traditional valuation methods can be used. Generally, the net equity method is applied and is adjusted with potential unrecognized capital gain if any. The measurement of foreign investments is calculated by using the year-end exchange rate. Once selected, the valuation method is consistently applied on a year-to-year basis, except when the circumstances prevent to do so. When the valuation method shows a fair value lower than the book value of a financial asset, an impairment loss is recognized but only to reflect the long-term impairment of value.

5. Inventories

Inventories are valued at the lower of cost (on a weighted average cost basis) or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Such net realizable value corresponds to the anticipated estimated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

6. Receivables and Payables

Amounts receivable and payable are recorded at their nominal value, less provision for any amount receivable whose value is considered to be impaired on a long-term basis. Amounts receivable and payable in a currency, other than the currency of the Company, are valued at the exchange rate prevailing on the closing date. The resulting translation difference is written off if it is a loss and deferred if it is a gain.

7. Provision for Liabilities and Charges

Provision for liabilities and charges are recorded to cover probable or certain losses of a precisely determined nature but whose amount, as of the balance sheet date, is not precisely known. They include, principally:

• Pension obligations, early retirement benefits and similar benefits due to present or past employees

• Taxation due on review of taxable income or tax calculations not already included in the estimated payable included in the amounts due within one year

• Significant reorganization and store closing costs

• Charges for which the Company may be liable as a result of current litigation.

8. Debt Under Finance Leases and Similar Debts

At the end of each year, these commitments are valued at the fraction of outstanding deferred payments, corresponding to the capital value of the assets, which mature within more than one year. The fraction of these payments contractually maturing within less than one year is recorded under "Current portion of long-term debts."

Summary of the net earnings (loss) per share of Delhaize Group SA:

	2009	2008	2007
Net earnings (loss) per share	9.81	(1.53)	1.43

Summary Company Accounts of Delhaize Group SA
Assets

	December, 31	
(in millions of EUR)	2009	2008
Fixed assets	**6 138**	**5 554**
Establishment costs	6	6
Intangible fixed assets	94	81
Tangible fixed assets	393	398
Financial fixed assets	5 645	5 069
Current assets	**804**	**781**
Inventories	221	227
Short-term receivables	488	466
Short-term investments	37	34
Cash and bank	51	43
Prepayments and accrued income	7	11
Total assets	**6 942**	**6 335**

Liabilities and Equity

(in millions of EUR)	2009	2008
Shareholders' equity	**3 778**	**2 935**
Capital	50	50
Distributable reserves	38	41
Other reserves	2 835	2 817
Profit carried forward	855	27
Provisions and deferred taxation	**14**	**13**
Financial liabilities	**2 150**	**2 429**
After one year	1 942	1 644
Within one year	208	785
Trade creditors	**621**	**607**
Other liabilities	**379**	**351**
Other liabilities within one year	337	308
Accruals and deferred income	42	43
Total liabilities and equity	**6 942**	**6 335**

Income Statement

(in millions of EUR)	2009	2008
Operating income	**4 580**	**4 406**
Sales	4 488	4 285
Other operating income	92	121
Operating expenses	**(4 460)**	**(4 319)**
Merchandise and consumables	3 396	3 274
Salaries, social security and pensions	605	578
Other operating expenses	459	467
Operating profit	**120**	**87**
Income from financial fixed assets	17	43
Net financial expense	(131)	(182)
Current profit before taxation	**6**	**(52)**
Exceptional income	986	1
Exceptional expenses	(3)	(104)
Current year profit before taxation	**989**	**(155)**
Transfer (-) to/ release (+) from deferred taxes	-	-
Current taxation	-	-
Financial year results	**989**	**(155)**
Transfer (-) to/ release (+) from tax-exempt reserves	-	1
Financial year results to be appropriated	**989**	**(154)**

Appropriation of Profit

(in millions of EUR)	2009	2008
Profit brought forward from previous year	**27**	**30**
Transfer from reserves	-	300
Profit to carry forward	855	27
Dividends to shareholders[1]	(161)	(149)

[1] As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, to which coupon no. 48 entitling to the payment of the 2009 dividend is attached, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 27, 2010. The Board of Directors will communicate at the Ordinary General Meeting of May 27, 2010 the aggregate number of shares entitled to the 2009 dividend and will submit to this meeting the final amount of the total dividend for approval. The annual accounts of 2009 will be modified accordingly.

As part of its US organizational restructuring, Delhaize Group SA partly sold and partly contributed its shareholdings in Delhaize The Lion America LLC and Delhaize America LLC to its wholly owned, newly established US-based subsidiary Delhaize US Holding Inc., at the fair value of the investments at transaction date. This resulted in an accounting gain, for Belgian statutory purposes only, of approximately EUR 977 million, representing the difference between the market value, as established by an independent valuation expert, and the book value of the investment in the books of Delhaize Group SA, both at the time of the transaction. Delhaize Group SA does not have the intention to fully distribute the recognized internal gain in the foreseeable future, as the dividend policy of Delhaize Group is based on the evolution of the consolidated results and the reinforcement of the finance structure of the Group as a whole.

Share Capital

(December 31, 2009)	(in thousands of EUR)	Number of Shares
Share capital		
Shares in issue		
At the end of the previous year	50 292	
Issue of new shares	143	
At the end of the financial year	50 435	
Analysis of share capital		
Class of shares		
Ordinary shares of no nominal value		100 870 626
Registered shares or bearer shares		
Registered		8 122 473
Bearer		92 748 153
Treasury shares held by		
The company itself		737 944
Its subsidiaries		217 642
Commitments to issue new shares		
On the exercise of subscription rights		
Number of subscription rights in issue		3 963 793
Amount of capital to be subscribed	1 982	
Corresponding maximum number of shares to be issued		3 963 793
Unissued authorized capital	**9 264**	

SUPPLEMENTARY INFORMATION   HISTORICAL FINANCIAL OVERVIEW   CERTIFICATION OF RESPONSIBLE PERSONS   REPORT OF THE STATUTORY AUDITOR   SUMMARY STATUTORY ACCOUNTS OF DELHAIZE GROUP SA

151

SHAREHOLDER INFORMATION

Delhaize Group shares trade on Euronext Brussels under the symbol DELB. American Depositary Shares (ADS), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs).

Information on Delhaize Group's share price can be found on the websites of Delhaize Group (www.delhaizegroup.com), Euronext Brussels (www.euronext.com) and the New York Stock Exchange (www.nyse.com). Detailed information on trading activity and share prices can also be found in the financial section of many newspapers.

Alfa-Beta, Delhaize Group's operating company in Greece, is listed on the Athens Stock Exchange (www.ase.gr) and traded on the Low Liquidity & Special Characteristics category thereof under the symbol BASIK.

(in EUR)



(in USD)



Share Performance in 2009

On December 31, 2009, the closing price of Delhaize Group's ordinary share on Euronext Brussels was EUR 53.62, a 21.3% increase compared to EUR 44.20 a year earlier. During the same period, the Euro Stoxx 50 index increased by 21.1% and the Bel20 index by 31.6%. The FTSE Eurofirst 300 Food and Drug Retailers Index increased by 22.6% in 2009. In 2009, Delhaize Group shares traded on Euronext Brussels at an average closing price of EUR 49.26 and an average daily trading volume of 449 909 shares.

On December 31, 2009, the closing price of Delhaize Group's ADR on the New York Stock Exchange was USD 76.72, 21.8% higher than the closing price on December 31, 2008 (USD 62.90). In the same period, the S&P 500 index increased 23.5%, and the S&P 500 Food and Staples Retailing Index decreased by 8.8%. In 2009, the average daily trading volume of Delhaize Group ADRs was 39 797.

Equity Indices

On December 31, 2009, Delhaize Group's shares were included in the following major stock indices: BEL20, Euronext 100, Dow Jones Stoxx 600 and the FTSE Eurofirst 300.

On December 31, 2009, the weight of Delhaize Group shares in the BEL20 index was 813 shares. With a weight of 8.07%, Delhaize Group shares represented the fourth largest constituent in the index. Following a revision of the weights in the index, the BEL20 index includes 843 Delhaize Group shares as from March 2, 2010. Based on the closing of December 31, 2009, the weight is 8.36% compared to 8.07% the year before.

On December 31, 2009, the weight of Delhaize Group in the Euronext 100 index was 0.33%. Delhaize Group represented the 74th largest constituent in the index.

Dividend

It is the policy of Delhaize Group, when possible, to pay out a regularly increasing dividend while retaining free cash flow in an amount consistent with the opportunities to finance the future growth of the Company.

At the Ordinary General Meeting to be held on May 27, 2010, the Board of Directors will propose the payment of a gross dividend of EUR 1.60 per share, compared to EUR 1.48 the previous year. After deduction of 25% Belgian withholding tax, this will result in a net dividend of EUR 1.20 per share (EUR 1.11 the prior year).

The net dividend of EUR 1.20 per share will be payable to owners of ordinary shares against coupon no. 48. The Delhaize Group shares will start trading ex-coupon on May 31, 2010 (opening of the market).The record date (i.e. the date at which shareholders are entitled to the dividend) is June 2, 2010 (closing of the market) and the payment date is June 3, 2010. The payment will be made at the registered office of the Company (rue Osseghemstraat 53, 1080 Brussels, Belgium) as well as at the following financial institutions:

> Bank Degroof, rue de l'Industrie 44, 1040 Brussels

> Dexia Bank, boulevard du Roi Albert II 30-B2, 1000 Brussels

> BNP Paribas Fortis Bank, rue Montagne du Parc 3, 1000 Brussels

> ING Belgium, avenue Marnix 24, 1050 Brussels

> KBC, avenue du Port 2, 1080 Brussels

For shares held through a share account, the bank or broker will automatically handle the dividend payment.

The payment of the dividend to the ADR holders will be made through Citibank.

Financial Calendar

Press release - 2010 first quarter results	May 5, 2010[1]
Final date for depositing shares for the Ordinary General Meeting	May 20, 2010[2]
Ordinary General Meeting	May 27, 2010
ADR dividend record date	June 2, 2010
Dividend for the financial year 2009 becomes payable to owners of ordinary shares	June 3, 2010
Dividend for the financial year 2009 becomes payable to ADR holders	June 8, 2010
Press release - 2009 second quarter results	August 13, 2010[1]
Press release - 2009 third quarter results	November 10, 2010[1]

[1] You are kindly invited to listen to the related conference call. See www.delhaizegroup.com for further details on the conference call and the webcast.

[2] Holders of bearer or dematerialized shares are informed that May 1, 2010 is a public holiday in Belgium. Therefore, they are advised to contact their bank or broker in due time.

Type of Delhaize Group Shares

Delhaize shares can be held in three different forms: dematerialized form, bearer shares or registered shares. Bearer shares are held in printed form. Dematerialized shares are shares that can only be represented by entries into an account in the book of a depositary institution. Registered shares are shares that can only be represented by entries into a shareholder register held by the Company. On request, shareholders may convert their shares into another form at their own expense. The ownership of registered shares can be transferred by informing the Company and returning the certificate of record in the shareholder register to the Company. As from January 1, 2008, bearer shares booked into a securities account have been automatically converted into dematerialized shares. Bearer shares not yet booked in a securities account shall be automatically converted into dematerialized shares as from the time they are booked into a securities account. All remaining bearer shares that shall not have been deposited in a securities account shall be converted at the choice of their holder into dematerialized or registered shares by December 31, 2013.

Information for ADR Holders

ADSs (American Depositary Shares), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs). The Delhaize Group ADR program is administrated by:

Citibank Shareholder Services
P.O. Box 43077
Providence, RI 02940-3077
U.S.A.
Toll free telephone number
for U.S. callers: 1-877-853-2191
International Call Number: 1-781-575-4555
E-mail: citibank@shareholders-online.com
Website: www.citi.com/dr

Citibank has put in place an International Direct Investment Plan for Delhaize Group, which is a dividend reinvestment and direct purchase plan sponsored and administered by Citibank. The program enables existing holders and first time purchasers the opportunity to make purchases, reinvest dividends, deposit certificates for safekeeping and sell shares. For further information on Citibank's International Direct Investment Program for Delhaize Group, please visit www.citi.com/dr or contact Citibank Shareholder Services at 1-877-248-4237 (1-877-CITIADR.)

Taxation of Dividends of Delhaize Group Shares

It is assumed that, for the application of domestic Belgian tax legislation and the U.S.-Belgian tax treaty, owners of Delhaize Group

ADRs are treated the same as owners of Delhaize Group shares and that the ADRs are treated as Delhaize Group shares. However, it must be noted that this assumption has not been confirmed or verified with the Belgian Tax Authorities.

For Belgian income tax purposes, the gross amount of all distributions made by Delhaize Group to its shareholders (other than repayment of paid-up capital in accordance with the Belgian Company Code) is generally taxed as dividends. Dividends that are attributed or paid on the shares are in principle subject to a 25% Belgian withholding tax.

For non-Belgian residents - individuals and corporations - Belgian withholding tax is retained also at the rate of 25% subject to the reductions or exemptions provided by Belgian tax law or by the tax treaty concluded between Belgium and the country of which the non-Belgian beneficiary of the dividend is a resident. Such withholding tax is normally the final tax in Belgium.

For dividends paid by Delhaize Group to a U.S. holder of ADRs, beneficial owner of the dividends, who is not holding the shares through a permanent establishment in Belgium and is entitled to claim benefits under the U.S.-Belgian tax treaty, the withholding tax is reduced from 25% to 15%. If the beneficial owner is a company that owns directly at least 10% of the voting stock of Delhaize Group, a reduced withholding tax rate of 5% is applicable. No withholding tax is however applicable if the beneficial owner of the dividends is i) a company, resident of the U.S. that has owned directly shares representing at least 10% of the capital of Delhaize Group for a 12-month period ending on the date the dividend is declared, or ii) a pension fund, resident of the U.S., provided that the dividends are not derived from carrying on a business by the pension fund or through an associated enterprise.

Although there are exceptions, in general the full 25% Belgian withholding tax must be withheld by Delhaize Group or the paying agent, and the non-Belgian holder of Delhaize Group shares or ADRs may file a claim for reimbursement for amounts withheld in excess of the treaty rate. The reimbursement claim form (Form 276 Div.-Aut.) can be obtained from the AFER - Bureau Central de Taxation, Bruxelles-Etranger, Tour North Galaxy B7, Boulevard Albert II 33, PO Box 32, B –1030 Brussels, Belgium. (phone: +32 2 576 90 09, fax: +32 2 576 17 78, email: bct.cd.bruxelles.etr@minfin.fed.be). The form should be completed in duplicate and sent to the relevant Tax Office in the residence country of the non-Belgian holder with the request that one copy be appropriately stamped and returned to the sender.

The non-Belgian holder can then obtain reimbursement from the Bureau Central de Taxation, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. The request for reimbursement must be filed with the Bureau Central de Taxation within three years from January 1 of the year following the year in which the dividend was declared payable.

Prospective holders should consult their tax advisors as to whether they qualify for the reduced withholding tax upon attribution or payment of dividends, and as to the procedural requirements for obtaining the reduced withholding tax immediately upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

Annual Report

This annual report is available in English, French and Dutch. It can be downloaded from Delhaize Group's website: www.delhaizegroup.com. A printed or electronic version may be ordered via the same website or directly from the Delhaize Group Investor Relations Department (see contacts at the end of this section).

Delhaize Group is subject to the reporting requirements of the U.S. Securities and Exchange Commission (SEC) governing foreign companies listed in the U.S. An annual report will be filed with the SEC on Form 20-F. The Form 20-F will be available from the SEC's EDGAR database at www.sec.gov/edgarhp.htm and on the Company's website.

Consultation of Documents

The public documents concerning Delhaize Group can be consulted at the registered office (rue Osseghemstraat 53, 1080 Brussels - Belgium).

In the United States, Delhaize Group is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act Delhaize Group files reports and other information with the SEC. The reports and other information Delhaize Group files with the SEC can be inspected at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C., U.S. 20549. You may obtain information on the operation of the SEC's public reference room by calling the SEC at +1 (800) SEC-0330. Also, the SEC maintains a website at www.sec.gov that contains reports and other information that registrants have filed electronically with the SEC.

Delhaize Group makes available free of charge, through the shareholder information section of Delhaize Group's website (www.delhaizegroup.com), the Company's reports filed electronically with the SEC pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with the SEC.

Delhaize Group's reports and other information can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005, U.S.A.

Ordinary General Meeting

The next Ordinary General Meeting will take place on Thursday, May 27, 2010 at Delhaize Group's Corporate Support Office, Square Marie Curie 40, 1070 Brussels, Belgium. Detailed information about the Ordinary General Meeting will be published in the Belgian newspapers L'Echo and De Tijd, as well as in the Belgian Official Gazette and on the Company website.

Information Delhaize Group Share

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Share price (in EUR)												
Price: year-end	53.62	44.20	60.20	63.15	55.20	55.95	40.78	17.72	58.45	50.65	74.8	75.36
average (close)	49.26	46.37	67.38	58.14	51.68	44.98	28.15	39.93	61.28	59.27	80.00	65.64
highest (intraday)	55.00	59.67	75.79	67.00	59.70	59.75	43.99	61.10	72.00	76.50	91.70	84.28
lowest (intraday)	42.81	32.80	54.5	49.12	45.95	36.61	11.90	15.00	48.72	48.05	64.90	46.60
Annual return Delhaize Group share[1]	23.8%	-26.6%	-4.7%	+16.1%	+0.69%	+39.9%	+136.3%	-69.1%	+17.2%	-31.3%	+3.0%	+63.6%
Evolution Belgian All Shares Return index	31.6%	-47.6%	-1.9%	+26.2%	+28.1%	+38.2%	+16.0%	-22.5%	-4.9%	-5.0%	-7.2%	+43.5%
Dividend (in EUR)												
Gross dividend	1.60	1.48	1.44	1.32	1.20	1.12	1.00	0.88	1.44	1.36	1.24	1.12
Net dividend	1.20	1.11	1.08	0.99	0.90	0.84	0.75	0.66	1.08	1.02	0.93	0.84
Ratios												
Dividend return[2]	2.2%	2.5%	1.8%	1.6%	1.6%	1.5%	1.8%	3.7%	1.9%	2.0%	1.2%	1.1%
Share price/shareholders' equity[3]	1.22	1.07	1.66	1.73	1.47	1.84	1.36	-	-	-	-	-
Share price/basic earnings per share[3]	10.4	9.4	14.3	17.0	14.2	17.5	13.5	-	-	-	-	-
Share price/diluted earnings per share[3]	10.6	9.6	14.9	17.8	14.9	18.1	13.5	-	-	-	-	-
Number of Shares												
Annual volume of Delhaize Group shares traded (in millions of EUR; Euronext Brussels)[4]	5 633	6 754	8 141	6 548	3 686	3 581	2 021	2 569	3 199	1 521	1 930	1 688
Annual volume of Delhaize Group shares traded (in millions of shares; Euronext Brussel)[4]	115.1	146.7	121.9	113.1	71.9	81.1	72.7	69.3	51.9	26.4	24.6	25.9
Number of shares (in thousands; year-end)	100 871	100 583	100 281	96 457	94 705	93 669	92 625	92 393	92 393	52 032	52 017	51 963
Market Capitalization												
Market capitalization (in millions of EUR; year-end)	5 408.7	4 446	6 037	6 091	5 228	5 241	3 777	1 637	5 400	2 635	3 890	3 916
Enterprise value[3][5]	7 471.7	6 849	8 281	8 726	8 171	7 849	6 805	-	-	-	-	-

[1] Capital gains recorded during the year, including net dividend and reinvestment.
[2] Net dividend divided by share price at year-end.
[3] Cannot be calculated for years before 2003, since no IFRS financials are available before 2003.
[4] Excluding shares traded on the New York Stock Exchange.
[5] Enterprise value= market capitalization + net debt.

GLOSSARY

Accounts payable days
Accounts payable divided by cost of sales and selling, general and administrative expenses less employee benefit expense, multiplied by 365.

Affiliated store
A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and knowhow of Delhaize Group.

American Depositary Receipt (ADR)
An American Depositary Receipt evidences an American Depositary Share (ADS).

American Depositary Share (ADS)
An American Depositary Share represents ownership in the common shares of a non-U.S. corporation. The underlying common shares are held by a U.S. bank as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Each Delhaize Group ADS represents one share of Delhaize Group common stock and is traded on the New York Stock Exchange.

Average shareholders' equity
Shareholders' equity at the beginning of the year plus shareholders' equity at the end of the year, divided by two.

Basic earnings per share
Profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.

Company-operated store
A store operated directly by Delhaize Group.

Comparable store sales
Sales from the same stores, including relocations and expansions, and adjusted for calendar effects.

Cost of sales
Cost of sales includes purchases of products sold and all costs associated with getting the products into the retail stores, including buying, warehousing and transportation costs. Finally, Cost of Sales includes appropriate vendor allowances.

Delhaize Belgium
Delhaize Belgium is not a separate legal entity. In the consolidated financial statements, any reference to "Delhaize Belgium" is a reference to the consolidation of the statutory accounts of the Belgian companies, of which the major ones are Delhaize Group SA, Delimmo SA, Delhome SA, Aniserco SA, Points Plus Punten SA, Wambacq & Peeters SA, Wintrucks SA and the companies acquired as part of the Cash Fresh acquisition (see note 36 to the Financial Statements), excluding corporate expenses. In the remainder of the document, "Delhaize Belgium" refers to the operations of Delhaize Group in Belgium, the Grand-Duchy of Luxembourg and France.

Diluted earnings per share
Calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions. Diluted earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.

Direct goods
Goods sold to customers.

Enterprise value
Market capitalization plus net debt.

Free cash flow
Cash flow before financing activities, investment in debt securities and sale and maturity of debt securities.

Gross margin
Gross profit divided by revenues.

Gross profit
Revenues minus cost of sales.

Indirect goods
Goods necessary to operate the business, but which are not sold to customers, such as office and store equipment.

Inventory turnover
Inventories at year-end divided by cost of sales, net of vendor allowances and cash discounts, multiplied by 365.

Net debt
Non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents.

Net debt to equity ratio
Net debt divided by total equity.

Net financial expenses
Finance costs less income from investments.

Net margin
Net profit attributed to equity holders of the Group divided by revenues.

Operating leases
A lease that does not qualify as a finance lease and therefore is not recorded on the balance sheet. Operating lease costs are classified in rent expense in cost of sales and in selling, general and administrative expenses.

Operating margin
Operating profit divided by revenues.

Organic revenue growth
Sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects.

Other operating expenses
Primarily store closing expenses, impairment losses, losses on the sale of fixed assets and hurricane-related expenses.

Other operating income
Primarily rental income on investment property, gains on sale of fixed assets, recycling income and services rendered to wholesale customers.

Outstanding shares
The number of shares issued by the Company, excluding treasury shares.

Pay-out ratio (net earnings)
Proposed dividends on current year earnings divided by current year Group share in net profit.

Return on equity
Group share in net profit (loss) divided by average shareholders' equity.

Revenues
Revenues include the sale of goods and point of sale services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries and pet products), net of discounts, allowances and rebates granted to those customers.

Selling, general and administrative expenses

Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.

SKU
Stock Keeping Unit.

Total debt
Long-term financial liabilities, including current portion and obligations under finance leases, plus short-term financial liabilities net of derivative instruments related to financial liabilities.

Treasury shares
Shares repurchased by one of the Group's legal entities and that are not cancelled as of year-end date. Treasury shares are excluded from the number of shares outstanding and excluded from the calculation of the weighted average number of shares for the purpose of calculating earnings per share.

Weighted average number of shares outstanding
Number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

Withholding tax
Withholding by a corporation or financial institution of a certain percentage of dividend payments due to tax legislation.

CONTENT

DELHAIZE GROUP AT A GLANCE **00**
KEY PERFORMANCE INDICATORS ›› flap
LETTER FROM THE CHAIRMAN AND THE CEO ›› 02
OVERVIEW OF OPERATING COMPANIES ›› 04
OUR NEW GAME PLAN ›› 06
OUR VISION AND VALUES ›› 08

OUR STRATEGY **10**
GENERATE PROFITABLE REVENUE GROWTH ›› 12
PURSUE BEST-IN-CLASS EXECUTION ›› 20
OPERATE AS A RESPONSIBLE CORPORATE CITIZEN ›› 30

OUR ACTIVITIES IN 2009 **34**
FINANCIAL REVIEW[1] ›› 36
BUSINESS REVIEW[1] ›› 40
> UNITED STATES ›› 40
> BELGIUM ›› 44
> GREECE ›› 46
> REST OF THE WORLD ›› 48

CORPORATE GOVERNANCE STATEMENT[1] **52**

RISK FACTORS[1] **68**

FINANCIAL STATEMENTS **73**
CONSOLIDATED BALANCE SHEET[1] ›› 74
CONSOLIDATED INCOME STATEMENT[1] ›› 76
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1] ›› 77
CONSOLIDATED STATMENT OF CHANGES IN EQUITY ›› 78
CONSOLIDATED STATEMENT OF CASH FLOWS ›› 80
NOTES TO THE FINANCIAL STATEMENTS[1] ›› 81
SUPPLEMENTARY INFORMATION ›› 143
HISTORICAL FINANCIAL OVERVIEW ›› 146
CERTIFICATION OF RESPONSIBLE PERSONS ›› 146
REPORT OF THE STATUTORY AUDITOR ›› 147
SUMMARY STATUTORY ACCOUNTS OF DELHAIZE GROUP SA ›› 148

SHAREHOLDER INFORMATION **152**

GLOSSARY **156**

[1] These chapters contain the information required by the Belgian Company Code to be included in the Management Report on the consolidated financial statements and constitute in the aggregate such Management Report.

Company Information

Registered Office
Delhaize Group SA
rue Osseghemstraat 53
1080 Brussels
Belgium
Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94

Company Support Office
Delhaize Group
Square Marie Curie 40
1070 Brussels
Belgium
Tel: +32 2 412 22 11 - Fax: +32 2 412 22 22

http://www.delhaizegroup.com
Company number: 0402 206 045

Delhaize Brothers and Co. "The Lion" (Delhaize Group) SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.



Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no.SGS-COC-003589
© 1996 Forest Stewardship Council

About the paper used in this report
To reduce the environmental impact, this report was printed on FSC certified paper, proof of responsible forest management. We strongly encourage the consultation of this report via our corporate website www.delhaizegroup.com.

About the people included in the pictures in this report
Most of the people portrayed in the pictures in this annual report included in the sections "Our Strategy," "Our Business in 2009" are our associates or our associates' family members.

Legal Version of the Annual Report
Only the Dutch version of the annual report has legal force. The French and English versions represent translations of the Dutch original. The consistency between the different language versions has been verified by Delhaize Group under its own responsibility.

Credits
Design & production: www.chriscom.be
Photos: Patrick Schneider Photography (U.S.), Pascal Broze - Reporters (Belgium)
Rewriting: Corporate Report (U.S.)
Printing: Massoz (Belgium)

Operations

United States

FOOD LION
P.O. Box 1330, 2110 Executive Drive
Salisbury, NC 28145-1330
U.S.A.
Tel: +1 704 633 8250
www.foodlion.com

HANNAFORD
145 Pleasant Hill Road
Scarborough, ME 04074
U.S.A.
Tel: +1 207 883 2911 - Fax: +1 207 883 7555
www.hannaford.com

SWEETBAY SUPERMARKET
3801 Sugar Palm Drive
Tampa, FL 33619
U.S.A.
Tel: +1 813 620 1139 - Fax: +1 813 627 9766
www.sweetbaysupermarket.com

Belgium, G.D. of Luxembourg

DELHAIZE BELGIUM
Rue Osseghemstraat 53 - 1080 Brussels
Belgium
Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94
www.delhaize.be

Greece

ALFA BETA VASSILOPOULOS
81, Spaton Ave. - Gerakas Attica
Greece 153 44
Tel: +30 210 66 08 000 - Fax: +30 210 66 12 675
www.ab.gr

Rest of the World

MEGA IMAGE
95 Siret Str. - Sektor 1 - Bucuresti
Romania
Tel: +40 21 224 66 77 - Fax: +40 21 224 60 11
www.mega-image.ro

SUPER INDO
JL Ancol I nr. 9-10
Ancol Barat - Jakarta 14430
Indonesia
Tel: +62 21 690 58 76 - Fax: +62 21 690 58 77
www.superindo.co.id

Investors and Media

For all questions regarding Delhaize Group and its stock, please contact:

Delhaize Group
Investor Relations Department
Square Marie Curie 40
1070 Brussels
Belgium
Tel.: +32 2 412 21 51
Fax.: +32 2 412 29 76

Delhaize Group
Investor Relations Department
P.O. Box 1330
Salisbury, NC 28145-1330
United States
Tel.: +1 704 633 8250, ext. 2529
Fax.: +1 704 645 4499

Questions can be sent to investor@delhaizegroup.com.

Information regarding Delhaize Group, including press releases, annual reports and share price can be found in three languages (English, French and Dutch) on Delhaize Group's website www.delhaizegroup.com.

You can also subscribe through the email alert service to receive other information: agendas of the general meetings, press releases, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and shareholder notifications.




Caution Concerning Forward-looking Statements
All statements that are included or incorporated by reference in this annual report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expected financial performance; expansion and growth of Delhaize Group's business; anticipated store openings and renovations; future capital expenditures; projected revenue growth or synergies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; forecasted currency exchange rates or inflation; expected competition; and business strategy, are "forward-looking statements" within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as "believe," "project," "target," "predict," "estimate," "forecast," "strategy," "may," "goal," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "should" or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in this annual report in the chapter entitled "Risk Factors" on p. 68 and under Item 3 under Part 1 of Delhaize Group's Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission on June 26, 2009. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

 See content under the flap



For more info, see also
www.delhaizegroup.com

DELHAIZE GROUP